

ANNUAL REPORT

Fiscal Year 2010

Notice of Annual Meeting
and Proxy Statement

Autodesk®

Autodesk®

April 27, 2010

Dear Autodesk Stockholder:

You are cordially invited to attend Autodesk's 2010 Annual Meeting of Stockholders to be held on Thursday, June 10, 2010 at 3:00 p.m., Pacific Time, at our San Francisco office, The Landmark, One Market Street, 2nd Floor, San Francisco, California 94105.

At the 2010 Annual Meeting of Stockholders, you will be asked to:

1. Elect the eight directors listed in the accompanying Proxy Statement;
2. Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2011;
3. Approve the Autodesk, Inc. Executive Incentive Plan (the "EIP"), as amended, pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended; and
4. Approve amendments to the Autodesk, Inc. 2008 Employee Stock Plan, as amended (the "2008 Plan"), including to (i) increase the number of shares reserved for issuance under the 2008 Plan by 15.5 million shares and (ii) extend the term of the 2008 Plan to June 28, 2013.

The accompanying Notice of 2010 Annual Meeting of Stockholders and Proxy Statement describe these proposals in greater detail. We encourage you to read this information carefully.

This year we are continuing to take advantage of a relatively new Securities and Exchange Commission rule that allows us to furnish our proxy materials over the Internet to all of our stockholders rather than in paper form. We believe that this delivery process reduces our environmental impact and lowers the costs of printing and distributing our proxy materials without impacting our stockholders' timely access to this important information.

We hope that you will be able to attend this year's Annual Meeting. At the Annual Meeting we will report to our stockholders on fiscal 2010. There will be an opportunity for all stockholders present at the Annual Meeting to ask questions. Whether or not you plan to attend the meeting, please vote on the Internet or by telephone or request, sign and return a proxy card to ensure your representation at the meeting. Your vote is important.

On behalf of the Board of Directors, I would like to express our appreciation for your continued support of Autodesk.

Very truly yours,



Carl Bass
Chief Executive Officer and President

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NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS

Time and Date

Thursday, June 10, 2010 at 3:00 p.m., Pacific Time.

Place

Autodesk's San Francisco office, located at: The Landmark, One Market Street, 2nd Floor, San Francisco, California 94105.

Items of Business

(1) To elect the eight directors listed in the accompanying Proxy Statement to serve for the ensuing year and until their successors are duly elected and qualified.

(2) To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2011.

(3) To approve the Autodesk, Inc. Executive Incentive Plan, as amended, pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended.

(4) To approve amendments to the Autodesk, Inc. 2008 Employee Stock Plan, as amended, including to (i) increase the number of shares reserved for issuance under the 2008 Plan by 15.5 million shares and (ii) extend the term of the 2008 Plan to June 28, 2013.

(5) To transact such other business as may properly come before the Annual Meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice of 2010 Annual Meeting of Stockholders.

Adjournments and Postponements

Any action on the items of business described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed.

Record Date

You are entitled to vote if you were a stockholder of record as of the close of business on April 14, 2010.

Voting

Your vote is very important. Whether or not you plan to attend the Annual Meeting, we encourage you to read the Proxy Statement and vote on the Internet or by telephone or request and submit your proxy card as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled "Questions and Answers About the 2010 Annual Meeting and Procedural Matters" beginning on page 1 of the Proxy Statement and the instructions on the enclosed notice of internet availability of proxy materials.

All stockholders are cordially invited to attend the Annual Meeting in person. Any stockholder attending the Annual Meeting may vote in person even if such stockholder previously signed and returned a proxy card or voted on the Internet or by telephone.

By Order of the Board of Directors,



Pascal W. Di Fronzo
Senior Vice President, General Counsel and Secretary

This notice of Annual Meeting, proxy statement and accompanying form of proxy card are being distributed and made available on or about April 27, 2010.

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TABLE OF CONTENTS

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PROXY STATEMENT FOR 2010 ANNUAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THE 2010 ANNUAL MEETING AND PROCEDURAL MATTERS

2010 Annual Meeting

Q: Why am I receiving these proxy materials?

A: The Board of Directors of Autodesk, Inc. ("Autodesk" or the "Company") is providing these proxy materials to you in connection with the solicitation of proxies for use at our 2010 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Thursday, June 10, 2010, at 3:00 p.m., Pacific Time, and at any adjournment or postponement thereof, for the purpose of considering and acting upon the matters set forth herein. We are providing these materials to all of our stockholders through a Notice of Internet Availability of Proxy Materials (the "Notice") unless a stockholder has specifically requested to receive a full set paper copy of this Proxy Statement together with our Fiscal Year 2010 Annual Report.

Q: Why did I receive a Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set paper copy of this Proxy Statement and Fiscal Year 2010 Annual Report?

A: We are continuing to take advantage of a Securities and Exchange Commission ("SEC") rule that allows companies to furnish their proxy materials over the Internet rather than in paper form. This rule allows us to send all of our stockholders a notice regarding the Internet availability of proxy materials. Instructions on how to access the proxy materials over the Internet or how to request a paper copy of proxy materials may be found in the Notice. If you would prefer to receive proxy materials in printed form by mail or electronically by email on an ongoing basis, please follow the instructions contained in the Notice. Proxy materials for our 2011 and future annual meetings of stockholders will continue to be delivered to all of our stockholders by a notice regarding Internet availability, rather than in paper form, unless a stockholder specifically requests to receive printed proxy materials.

Q: Why did I receive a full set paper copy of this proxy statement in the mail and not a Notice regarding the Internet availability of proxy materials?

A: We are providing stockholders who previously requested to receive full paper copies of the proxy materials with paper copies of the proxy materials instead of a Notice. If you would like to reduce the costs incurred by us in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the Internet. To sign up for electronic delivery, please follow the instructions provided at *www.autodesk.com* under "Investors" or on your proxy card or voting instruction card.

Q: Where is the Annual Meeting?

A: The Annual Meeting will be held at Autodesk's San Francisco office, located at The Landmark, One Market Street, 2nd Floor, San Francisco, California 94105. The telephone number at that location is (415) 356-0700. Directions and maps to the Annual Meeting are available at *www.autodesk.com* "Contact Us—Locate Offices—Directions—Autodesk San Francisco." Stockholders are cordially invited to attend the Annual Meeting and are entitled to and requested to vote on the proposals to elect the eight directors specified in this Proxy Statement, approve the ratification of the independent registered public accounting firm, approve the EIP and approve certain amendments to the 2008 Plan.

Q: Can I attend the Annual Meeting?

A: Yes, if you are a stockholder of record or a beneficial owner as of April 14, 2010. Please notify our Director of Investor Relations, David Gennarelli, by telephone at (415) 507-6705 or by email at *investor.relations@autodesk.com* if you are planning to attend the Annual Meeting. In addition, you should bring proof of identity for entrance to the Annual Meeting. If your shares are held in a brokerage account or by a bank or another nominee, you will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. The Annual Meeting will begin promptly at 3:00 p.m., Pacific Time; please leave ample time for parking and to check-in.

Stock Ownership

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: *Stockholders of record*—If your shares are registered directly in your name with Autodesk's transfer agent, Computershare Investor Services LLC, you are considered, with respect to those shares, the "stockholder of record." If you are a stockholder of record, these proxy materials have been sent directly to you by Autodesk.

Beneficial owners—Most Autodesk stockholders hold their shares through a broker, trustee or nominee, rather than directly in their own name. If your shares are held in a brokerage account or by a bank or another nominee, you are considered the "beneficial owner" of shares held in "street name." If you hold your shares in street name, these proxy materials have been forwarded to you by your broker, trustee or nominee who is considered, with respect to those shares, the stockholder of record.

As the beneficial owner, you have the right to direct your broker, trustee or nominee on how to vote your shares. Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting.

Quorum and Voting

Q: Who is entitled to vote at the Annual Meeting?

A: Holders of record of Autodesk's common stock, par value $0.01 per share, at the close of business on April 14, 2010 (the "Record Date") are entitled to receive notice of and to vote their shares at the Annual Meeting. Beneficial owners have the right to direct their broker, trustee or nominee on how to vote their shares, as discussed above. Our stockholders are entitled to cast one vote for each share of Common Stock held by them as of the Record Date.

As of the Record Date, there were 229,265,585 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. No shares of Autodesk's Preferred Stock were outstanding.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

A: The presence of the holders of a majority of the shares of Common Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Such stockholders are counted as present at the meeting if they (1) are present in person at the Annual Meeting or (2) have properly submitted a proxy card. Under the General Corporation Law of the State of Delaware, abstentions and broker "non-votes" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the Annual Meeting.

A broker "non-vote" occurs when a broker, trustee or nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, trustee or nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner as to how to vote on that proposal.

Q: How can I vote my shares in person at the Annual Meeting?

A: Shares held in your name as the stockholder of record may be voted in person at the Annual Meeting. Shares held beneficially in street name may be voted in person at the Annual Meeting only if you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. ***Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy card or follow the voting instructions described below so that your vote will be counted if you later decide not to attend the meeting.***

Q: How can I vote my shares without attending the Annual Meeting?

A: If you are a stockholder of record, you may instruct the proxy holders how to vote your shares by using the Internet voting site or the toll-free telephone number listed on the Notice or by requesting a proxy card from Autodesk by telephone at (415) 507-6705 or by email at *investor.relations@autodesk.com* and completing, signing, dating and returning the proxy card in the postage pre-paid envelope provided. Proxy cards submitted by mail must be received by the time of the meeting in order for your shares to be voted. Specific instructions for using the telephone and Internet voting systems are on the proxy card and Notice. The telephone and Internet voting systems for stockholders of record will be available until 11:59 p.m. (Eastern time) on June 9, 2010. Whichever of these methods you select to transmit your instructions, the proxy holders will vote your shares in accordance with those instructions. If you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by our Board of Directors.

If a broker, trustee or nominee holds your shares and you are a beneficial owner, you will receive instructions from them that you must follow in order to have your shares voted. The instructions from your broker, trustee or nominee will indicate if Internet and telephone voting are available, and if they are available, will provide details regarding Internet and telephone voting.

Q: What proposals will be voted on at the Annual Meeting?

A: At the Annual Meeting, stockholders will be asked to vote:

(1) To elect the eight directors named in this proxy statement to serve for the ensuing year and until their successors are duly elected and qualified;

(2) To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending January 31, 2011;

(3) To approve the Autodesk, Inc. Executive Incentive Plan ("EIP"), as amended, pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended; and

(4) To approve amendments to the Autodesk, Inc. 2008 Employee Stock Plan, as amended (the "2008 Plan"), including to (i) increase the number of shares reserved for issuance under the 2008 Plan by 15.5 million shares and (ii) extend the term of the 2008 Plan to June 28, 2013.

Q: What is the voting requirement to approve these proposals?

A: *Proposal One*—A majority of the votes duly cast is required for the election of directors. The number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee for the nominee to be elected as a director of the Company to serve until the next annual meeting or until his or her successor has been duly elected and qualified.

You may vote "FOR," "AGAINST" or "ABSTAIN" on each of the eight nominees for election as director. Abstentions and broker non-votes will not affect the outcome of the election.

Proposal Two—The affirmative vote of a majority of the votes duly cast is required to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm.

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. ***Abstentions are deemed to be votes cast and have the same effect as a vote against this proposal.*** However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal.

Proposal Three—The affirmative vote of a majority of the votes duly cast is required to approve the EIP.

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. ***Abstentions are deemed to be votes cast and have the same effect as a vote against this proposal.*** However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal.

Proposal Four—The affirmative vote of a majority of the votes duly cast is required to approve the amendments to the 2008 Plan.

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. ***Abstentions are deemed to be votes cast and have the same effect as a vote against this proposal.*** However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal.

Q: What happens if I do not cast a vote?

A: *Stockholders of record*—If you are a stockholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the annual meeting.

Beneficial owners—If you hold your shares in street name it is critical that you cast your vote if you want it to count in the election of directors (Proposal One), the approval of the EIP (Proposal Three) and the approval of amendments to the 2008 Plan (Proposal Four).

In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your broker was allowed to vote those shares on your behalf in the election of directors as the broker felt appropriate. Recent rule changes eliminate the ability of your broker to vote your uninstructed shares in the election of directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your broker how to vote in the election of directors, no votes will be cast on your behalf. For more information on this topic, see the SEC Investor Alert issued in February 2010 entitled "New Shareholder Voting Rules for the 2010 Proxy Season" at *http://www.sec.gov/investor/alerts/votingrules2010.htm.* Your broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm (Proposal Two).

Q: How does the Board of Directors recommend that I vote?

A: The Board of Directors unanimously recommends that you vote your shares "**FOR**" the eight nominees listed in Proposal One, "**FOR**" the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending January 31, 2011, "**FOR**" the approval of the EIP, and "**FOR**" the approval of the amendments to the 2008 Plan.

Q: If I sign a proxy, how will it be voted?

A: All shares entitled to vote and represented by properly executed proxy cards received prior to the Annual Meeting, and not revoked prior to the closing of the polls at the Annual Meeting, will be voted at the Annual Meeting in accordance with the instructions indicated on those proxy cards. If no instructions are indicated on an otherwise properly executed proxy card, the shares represented by that proxy card will be voted as recommended by the Board of Directors.

Q: What happens if additional matters are presented at the Annual Meeting?

A: If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxies and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the Annual Meeting.

Q: Can I change or revoke my vote?

A: Subject to any rules your broker, trustee or nominee may have, you may change your proxy instructions at any time before your proxy is voted at the Annual Meeting.

If you are a stockholder of record, you may change your vote by (1) filing with Autodesk's General Counsel, prior to your shares being voted at the Annual Meeting, a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy card relating to the same shares, or (2) by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy). A stockholder of record that has voted on the Internet or by telephone may also change his or her vote by subsequently making a timely and valid Internet or telephone vote.

If you are a beneficial owner of shares held in street name, you may change your vote (1) by submitting new voting instructions to your broker, trustee or nominee or (2) if you have obtained a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares, by attending the Annual Meeting and voting in person.

Any written notice of revocation or subsequent proxy card must be received by Autodesk's General Counsel prior to the taking of the vote at the Annual Meeting. Such written notice of revocation or subsequent proxy card should be hand delivered to Autodesk's General Counsel or should be sent so as to be delivered to Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903, Attention: General Counsel.

Q: Who will bear the costs of soliciting votes for the Annual Meeting?

A: Autodesk will bear all expenses of this solicitation, including the cost of preparing and mailing these proxy materials. Autodesk may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners of Common Stock for their reasonable expenses in forwarding solicitation material to such beneficial owners. Directors, officers and employees of Autodesk may also solicit proxies in person or by other means of communication. Such directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

The Company has engaged the services of the Altman Group, a professional proxy solicitation firm, to aid in the solicitation of proxies from stockholders, including certain brokers, trustees, nominees and other institutional owners for a fee of approximately $7,500 plus costs and expenses.

Q: Where can I find the voting results of the Annual Meeting?

A: We intend to announce preliminary voting results at the Annual Meeting and expect to provide final results in a current report on Form 8-K within four business days of the Annual Meeting. In addition, the results will be posted on our website, at *www.autodesk.com* under "Investors."

Stockholder Proposals and Director Nominations at Future Meetings

Q: What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

A: You may submit proposals, including director nominations, for consideration at future stockholder meetings.

Requirements for stockholder proposals to be considered for inclusion in Autodesk's proxy material— Stockholders may present proper proposals for inclusion in Autodesk's proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals in writing to Autodesk's General Counsel in a timely manner. In order to be included in the proxy statement for the 2011 annual meeting of stockholders, stockholder proposals must be received by Autodesk's General Counsel no later than December 28, 2010, and must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Requirements for stockholder proposals to be brought before an annual meeting—In addition, Autodesk's Bylaws establish an advance notice procedure for stockholders who wish to present certain matters before an annual meeting of stockholders. In general, nominations for the election of directors may be made (1) by or at the direction of the Board of Directors, or (2) by any stockholder entitled to vote who has timely delivered written notice to Autodesk's General Counsel during the Notice Period (as defined below), which notice must contain specified information concerning the nominees and concerning the stockholder proposing such nominations. However, if a stockholder wishes only to recommend a candidate for consideration by the Corporate Governance and Nominating Committee as a potential nominee for director, see the procedures discussed in "Corporate Governance—Nominating Process for Recommending Candidates for Election to the Board of Directors."

The Company's Bylaws also provide that the only business that may be conducted at an annual meeting is business that is brought (1) pursuant to the notice of meeting (or any supplement thereto), (2) by or at the direction of the Board of Directors, or (3) by a stockholder who has timely delivered written notice which sets forth all information required by Autodesk's Bylaws to the General Counsel of Autodesk during the Notice Period (as defined below).

The "Notice Period" is defined as the period commencing on the date 75 days prior to the one year anniversary of the date on which Autodesk first mailed its proxy materials to stockholders for the previous year's annual meeting of stockholders and terminating on the date 45 days prior to the one year anniversary of the date on which Autodesk first mailed its proxy materials to stockholders for the previous year's annual meeting of stockholders. As a result, the Notice Period for the 2011 annual meeting of stockholders will be from February 11, 2011 to March 14, 2011.

If a stockholder who has notified Autodesk of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, Autodesk need not present the proposal for vote at such meeting.

Q: How may I obtain a copy of the bylaw provisions regarding stockholder proposals and director nominations?

A: A copy of the full text of the bylaw provisions discussed above may be obtained by writing to the General Counsel of Autodesk, or may be found at *www.autodesk.com* under "Investors—Corporate Governance." All notices of proposals by stockholders, whether or not included in Autodesk's proxy materials, should be sent to Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903, Attention: General Counsel.

Additional Information About the Proxy Materials

Q: What should I do if I receive more than one set of proxy materials?

A: You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards, or Notices. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each Autodesk proxy card or voting instruction card that you receive to ensure that all your shares are voted.

Q: How may I obtain a separate Notice or a separate set of proxy materials and 2010 Annual Report?

A: If you share an address with another stockholder, each stockholder may not receive a separate Notice or a separate copy of the proxy materials and 2010 Annual Report.

Stockholders who do not receive a separate Notice or a separate copy of the proxy materials and 2010 Annual Report may request to receive a separate Notice or a separate copy of the proxy materials and 2010 Annual Report by calling (415) 507-6705 or sending an email to *investor.relations@autodesk.com.*

Alternatively, stockholders who share an address and receive multiple Notices or multiple copies of our proxy materials and 2010 Annual Report can request to receive a single copy by following the instructions above.

Q: What is the mailing address for Autodesk's principal executive offices?

A: Autodesk's principal executive offices are located at 111 McInnis Parkway, San Rafael, California 94903.

Any written requests for additional information, additional copies of the proxy materials and 2010 Annual Report, notices of stockholder proposals, recommendations for candidates to the Board of Directors, communications to the Board of Directors or any other communications should be sent to this address.

Our internet address is *www.autodesk.com.* The information posted on our website is not incorporated into this proxy statement.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to be held on June 10, 2010

The proxy statement and annual report to stockholders are available at:
https://materials.proxyvote.com/052769

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

Autodesk's Bylaws currently set the number of directors at nine. Elizabeth A. Nelson has informed the Board of Directors that she will not seek reelection to the Board of Directors at the Annual Meeting. Accordingly, upon the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has nominated eight individuals to be elected at the Annual Meeting, all of whom are presently directors of Autodesk. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the eight nominees named below. Your proxy cannot be voted for a greater number of persons than the number of nominees named in this proxy statement.

In the event that any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the Board of Directors to fill the vacancy. The term of office of each person elected as a director will continue until the next annual meeting of stockholders or until a successor has been duly elected and qualified.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE NOMINEES LISTED BELOW.

Information and Qualifications Regarding the Nominees

The name, age and principal occupation of each nominee as of March 31, 2010, are set forth in the table below. Except as described below, each of the nominees has been engaged in his or her principal occupation during the past five years. There are no family relationships among any of our directors or executive officers. Following the table below is additional narrative disclosure regarding each nominee, including each nominee's unique qualifications to serve on the Board of Directors.

See "Corporate Governance" and "Executive Compensation—Compensation of Directors" below for additional information regarding the Board of Directors, including procedures for nominations of directors.

Name of Nominee	Age	Principal Occupation	Director Since
Carl Bass	52	Chief Executive Officer and President, Autodesk, Inc.	2006
Crawford W. Beveridge	64	Independent Consultant and Non-Executive Chairman of the Board of Directors, Autodesk, Inc.	1993
J. Hallam Dawson	73	Chairman of the Board, IDI Associates	1988
Per-Kristian Halvorsen	58	Chief Innovation Officer and Senior Vice President, Intuit, Inc.	2000
Sean M. Maloney	53	Executive Vice President, Intel Corporation	2007
Mary T. McDowell	45	Executive Vice President, Chief Development Officer, Nokia Corporation	2010
Charles J. Robel	60	Chairman of the Board, McAfee, Inc.	2007
Steven M. West	54	Founder and Partner, Emerging Company Partners, LLC	2007

Carl Bass joined Autodesk in September 1993 and serves as Chief Executive Officer and President. Mr. Bass served as Interim Chief Financial Officer from August 2008 to April 2009. From June 2004 to April 2006, Mr. Bass served as Chief Operating Officer. From February 2002 to June 2004, Mr. Bass served as Senior Executive Vice President, Design Solutions Group. From August 2001 to February 2002, Mr. Bass served as Executive Vice President, Emerging Business and Chief Strategy Officer. From June 1999 to July 2001, he served as President and Chief Executive Officer of Buzzsaw.com, Inc., a spin-off from Autodesk. He has also held other executive positions within Autodesk. Mr. Bass is a director of McAfee, Inc.

Mr. Bass brings to the Board of Directors extensive experience in the technology industry and has spent nearly two decades in management roles within Autodesk. As our Chief Executive Officer and President,

Mr. Bass possesses a deep knowledge and understanding of Autodesk's business, operations, employees, the opportunities and risks faced by Autodesk and management's strategy and plans for accomplishing Autodesk's goals. His service on the board of directors of McAfee provides Mr. Bass with a strong understanding of his role as a director.

Crawford W. Beveridge is the non-executive Chairman of the Board of Directors of Autodesk. From April 2006 until January 2010, Mr. Beveridge served as Executive Vice President and Chairman EMEA, APAC and the Americas of Sun Microsystems, Inc. From March 1985 to December 1990 and from March 2000 to April 2006, Mr. Beveridge held other positions at Sun Microsystems, Inc., including Executive Vice President and Chief Human Resources Officer. From January 1991 to March 2000, Mr. Beveridge served as the Chief Executive Officer of Scottish Enterprise. Mr. Beveridge is a director of Scottish Equity Partners Ltd. and eSilicon Corporation.

Mr. Beveridge is independent and his three decades of experience in the high technology industry provide him with a deep understanding of Autodesk's technology and business. His management positions with Sun Microsystems have also provided him with critical insight into the operational requirements of a global company and the management and consensus-building skills required to lead our Board of Directors as non-executive Chairman. Mr. Beveridge's extensive international experience, gained from his roles as Chief Executive of Europe's largest economic development agency and as a member of the Council of Economic Advisers for Scotland, provides a valuable perspective to our Board of Directors.

J. Hallam Dawson has served as Chairman of the board of directors of IDI Associates, a private investment bank specializing in Latin America, since September 1986. Mr. Dawson is a director of OneCalifornia Bank.

Mr. Dawson, our longest serving independent director, brings to our Board of Directors over five decades of experience with finance, capital markets and accounting. He has a deep understanding of Autodesk's business and technology. As the former president of one of the country's largest banks, Mr. Dawson has the financial acumen necessary to serve on our Audit Committee. His deep international experience also provides him with an understanding of the challenges facing a global company. Mr. Dawson also brings strong consensus-building skills and a functional understanding of the role of the board of directors developed through his service as a director of public and private companies and a charitable organization.

Per-Kristian Halvorsen has served as Chief Innovation Officer and Senior Vice President of Intuit, Inc. since July 2009. Previously, he was the Chief Technology Innovation Officer and Chief Technology Officer of Intuit, Inc. from December 2006 to July 2009. He was Vice President and Director of the Solutions and Services Research Center at HPLabs from 2000 to 2005. Prior to holding these positions, Mr. Halvorsen was a laboratory director at the Xerox Palo Alto Research Center, where he worked for 17 years. Mr. Halvorsen is a director of Finn.no and Iron Mountain Incorporated.

Mr. Halvorsen is independent and has extensive experience in the technology industry. His over two decades of experience working with various technology companies provides him with a firm understanding of Autodesk's industry, business and technology. His past service on the board of directors of Symantec Corporation gives Mr. Halvorsen a clear understanding of his role as a director. His years of service as an executive officer at technology companies, including Intuit and HPLabs, provide him with the executive compensation knowledge necessary to serve on our Compensation and Human Resources Committee.

Sean M. Maloney has been Executive Vice President of Intel Corporation since July 2006. Prior to holding this position, Mr. Maloney held a number of executive positions within Intel Corporation since 1995. Mr. Maloney is currently on a medical leave of absence from Intel Corporation. Mr. Maloney is a director of Clearwire Corporation.

Mr. Maloney is independent and brings over two decades of experience in the technology industry. Mr. Maloney's experience at Intel, including his prior role as Chief Sales and Marketing Officer of Intel, and his time spent overseas, provide him with a strong understanding of Autodesk's industry, business and technology as well as Autodesk's international operational challenges. Mr. Maloney's years of service as an executive officer at Intel provide him with the executive compensation knowledge necessary to serve on our Compensation and Human Resources Committee. His service as a director for Clearwire Corporation also provides him with a firm understanding of his role as a director.

Mary T. McDowell has served as Executive Vice President, Chief Development Officer of Nokia Corporation since January 2008. Previously, she served as Executive Vice President and General Manager of Enterprise Solutions of Nokia from January 2004 to December 2007. Prior to joining Nokia, Ms. McDowell spent seventeen years in various executive, managerial and other positions at Compaq Computer Corporation and Hewlett Packard Company, including most recently as Senior Vice President, Strategy and Corporate Development of Hewlett-Packard Company. Ms. McDowell is also a director NAVTEQ Corporation.

Ms. McDowell, the newest member of our Board of Directors, is independent and brings to our Board of Directors extensive management experience in the technology industry. Her two and a half decades of experience working for global technology companies focused on innovation and collaboration provide her with a firm understanding of Autodesk's core mission, business and technology. Ms. McDowell is also a frequent public speaker on topics including strategy leadership and consumer centricity.

Charles J. Robel has served as the Chairman of the Board of Directors of McAfee, Inc. since October 2006. Previously he was a Managing Member and the Chief of Operations for Hummer Winblad Venture Partners, a venture capital firm, from June 2000 to December 2005. Prior to joining Hummer Winblad, Mr. Robel led the High Technology Transaction Services Group of PricewaterhouseCoopers LLP in Silicon Valley from 1995 until 2000 and served as the partner in charge of the Software Industry Group at PricewaterhouseCoopers from 1985 to 1995. In addition to his service to McAfee, Inc., Mr. Robel is also a director of Informatica Corporation and DemandTec, Inc., and previously served on the boards of directors of Adaptec, Inc. and Borland Software Corporation.

Mr. Robel is independent and has extensive experience in accounting and the technology industry. His twenty-six years of experience at PricewaterhouseCoopers brings a valuable perspective to our Board of Directors and a strong understanding of Autodesk's industry, business and technology. Mr. Robel's service on the boards of directors of other public companies, such as Adaptec, DemandTec, Informatica and McAfee, has provided a firm understanding of his role as a director. His public accounting experience, investment experience with Hummer Winblad, service on the audit committee of Informatica and role as chairman of the audit committees of DemandTec, Borland Software and Adaptec provide Mr. Robel with the financial acumen and leadership skills necessary to serve as the Chairman of our Audit Committee.

Steven M. West is a founder and partner of Emerging Company Partners, LLC, which was formed in January 2004. Mr. West served as Chief Operating Officer of nCUBE Corporation, a provider of on-demand media systems, from December 2001 to July 2003. Prior to joining nCUBE, he was the President and Chief Executive Officer of Entera, Inc. from September 1999 until it was acquired by Blue Coat Systems, Inc. (formerly CacheFlow Inc.) in January 2001. Mr. West is a director of Cisco Systems, Inc.

Mr. West is independent and has extensive experience in the information technology industry. His three decades of experience, which includes founding Emerging Company Partners, LLC, a technology consulting firm, provide Mr. West with a firm understanding of Autodesk's industry, business and technology. His past service on the boards of directors of several public and private companies provides Mr. West with a firm understanding of his role as a director. His service as a director of Cisco Systems and Gadzooks Networks, and his participation in numerous audit committee and compensation committee focus groups provide Mr. West with the leadership skills and executive compensation knowledge necessary to serve as the Chairman of our Compensation and Human Resources Committee.

Pursuant to the employment agreement between the Company and Carl Bass, the Company has agreed to continue to nominate Mr. Bass to serve as a member of the Company's Board of Directors for as long as he is employed by the Company.

PROPOSAL TWO

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young LLP as the independent registered public accounting firm to audit the consolidated financial statements of Autodesk for the fiscal year ending January 31, 2011, and recommends that the stockholders vote for ratification of such appointment. In the event of a negative vote on such ratification, the Audit Committee will reconsider its selection. Even if the selection of Ernst & Young LLP is ratified, the Audit Committee, in its discretion, may direct the selection of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and its stockholders' best interests.

Ernst & Young LLP has audited our financial statements annually since the fiscal year ended January 31, 1983.

We expect a representative of Ernst & Young LLP to be present at the meeting. The Ernst & Young representative will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Principal Accounting Fees and Services

The following table presents fees billed for professional audit services and other services rendered to the Company by Ernst & Young LLP for the fiscal years ended January 31, 2010 and 2009.

	Fiscal 2010	Fiscal 2009
Audit Fees(1)	$2,348,400	$3,488,376
Audit-Related Fees	—	—
Tax Fees(2)	959,799	1,008,644
All Other Fees	—	—
Total	$3,308,199	$4,497,020

(1) Audit Fees consisted of fees billed for professional services rendered for the integrated audit of the Company's annual financial statements and management's report on internal controls included in the Company's Annual Reports on Form 10-K and for the review of the financial statements included in the Company's Quarterly Reports on Form 10-Q, as well as other services, including statutory audits and services rendered in connection with SEC filings.

(2) Tax Fees consisted of fees billed for tax compliance, consultation and planning services.

Pre-Approval of Audit and Non-Audit Services

All audit and non-audit services provided by Ernst & Young LLP to the Company must be pre-approved by the Audit Committee. The Audit Committee utilizes the following procedures in pre-approving all audit and non-audit services provided by Ernst & Young LLP. The Audit Committee is presented with a detailed listing of the individual audit and non-audit services and fees (separately describing audit-related services, tax services and other services) expected to be provided by Ernst & Young LLP during the year. Periodically, the Audit Committee is presented with an update of all pre-approved audit and non-audit services conducted and any new audit and non-audit services to be provided by Ernst & Young LLP are updated, if necessary. The Audit Committee reviews the Company's update and approves the services outlined therein if such services are acceptable to the Audit Committee.

To ensure prompt handling of unexpected matters, the Audit Committee delegates to the Chairman of the Audit Committee the authority to amend or modify the list of audit and non-audit services and fees; provided, however, that such additional or amended services may not affect Ernst & Young LLP's independence under applicable SEC rules. The Chairman reports any such action taken to the Audit Committee at subsequent Audit Committee meetings.

PROPOSAL THREE

APPROVAL OF THE EXECUTIVE INCENTIVE PLAN

On April 14, 2005, our Board of Directors adopted the Executive Incentive Plan (the "EIP"), which was subsequently approved by our stockholders on June 23, 2005. On March 26, 2010, our Board of Directors amended the EIP to provide for payment of bonuses that are not intended to qualify as "performance-based compensation." The EIP is structured to permit the payment of bonuses to qualify as deductible "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Code Section 162(m) limits our ability to deduct for United States Federal income tax purposes compensation in excess of $1,000,000 paid to each of the Company's Chief Executive Officer and its three other highest paid executive officers (other than the Company's Chief Financial Officer) in any one fiscal year. Grants of awards under the EIP will be subject to the $1,000,000 deduction limitation unless the EIP complies with the requirements of Section 162(m) for "performance-based compensation." One of the requirements of "performance-based compensation" is that, if the Compensation Committee is given the authority under a plan to set specific performance targets, the material terms of the plan under which such performance targets are set must be approved by the stockholders every five years. Therefore, to comply with the Code Section 162(m), we are asking stockholders once again to approve the EIP.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE EXECUTIVE INCENTIVE PLAN.

Description of the EIP

The following paragraphs provide a summary of the principal features of the EIP. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the EIP, which is attached hereto as Appendix A. Capitalized terms that are not defined have the meanings set forth in the EIP.

Eligibility. Participants in the EIP are executive officers and key employees of the Company, chosen solely at the discretion of the Compensation and Human Resources Committee. No person is automatically entitled to participate in the EIP in any plan year. As of March 25, 2010, all executive officers were chosen to participate for fiscal year 2011. Each participant must remain an employee of the Company for all of fiscal year 2011 in order to be eligible to receive any award. Because our executive officers are eligible to receive awards under the EIP, our executive officers have an interest in this proposal. Participants in the EIP may also be eligible to receive discretionary bonuses, or other types of compensation, outside of the EIP.

Purposes. The purposes of the EIP are to motivate the participants to achieve goals relating to the performance of Autodesk or one of its business units or other objectively determinable goals and to reward them when those objectives are satisfied, thereby increasing stockholder value and the success of Autodesk by motivating executive officers to perform to the best of their abilities and to achieve Autodesk's objectives. If certain requirements are satisfied, bonuses issued under the EIP may qualify as deductible "performance-based compensation" within the meaning of Section 162(m) of the Code.

Administration. The EIP will be administered by the Compensation and Human Resources Committee, consisting of no fewer than two members of the Board of Directors who are not employees of Autodesk and who otherwise qualify as "outside directors" within the meaning of Code Section 162(m).

Determination of Awards. Under the EIP, participants will be eligible to receive awards based upon the attainment and certification of certain performance criteria established by the Compensation and Human Resources Committee. The Compensation and Human Resources Committee may choose from one or more of the following performance criteria: annual revenue; cash position; earnings per share; net income; operating cash flow; operating margins; operating income; return on assets; return on equity; return on sales; total stockholder return; or other performance objectives.

The performance criteria may be based on absolute target numbers or growth in one or more such categories compared to a prior period, and may differ for each participant. The financial measures that constitute performance criteria may, at the discretion of the Compensation and Human Resources Committee, be based on pro-forma numbers excluding extraordinary or one-time expenses or credits, such as restructuring expenses, extraordinary tax events, stock option expensing or the like. The performance measures may also, as the Compensation and Human Resources Committee specifies, either include or exclude the effect of payment of the bonuses under the EIP or any other bonus plan of the Company. Performance criteria may apply to Autodesk or to one of our business units. Any other performance objectives must relate to a goal that is objectively determinable within the meaning of Code Section 162(m).

Our Compensation and Human Resources Committee may provide that attainment of a performance goal will be measured by adjusting the evaluation of performance goal performance to exclude (i) any extraordinary non-recurring items as described in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 225 20, *Income Statement —Extraordinary and Unusual Items*, and/or in management's discussion and analysis of financial conditions and results of operations appearing in our annual report to stockholders for the applicable year, or (ii) the effect of any changes in accounting principles affecting Autodesk's or a business unit's reported results.

Target Award Determination. The Compensation and Human Resources Committee establishes the target award and payout formula for each participant. Each target award and payout formula must be set forth in writing.

For fiscal 2011, the Compensation and Human Resources Committee set target awards under the EIP to each executive officer, including the CEO, based on revenue and operating margin goals. These fiscal 2011 bonuses are intended to qualify as deductible "performance-based compensation" under Code Section 162(m).

Payout Determination and Certification. Prior to the payment of any award, the Compensation and Human Resources Committee must certify in writing the extent to which the performance goals applicable to each participant for the applicable performance period were achieved or exceeded. The award for each participant will be determined by applying the payout formula to the level of actual performance that has been certified by the Compensation and Human Resources Committee, although such committee retains the discretion to reduce or eliminate any award that would otherwise be payable pursuant to the EIP.

Payment of Awards. All awards will be paid in cash solely from our general assets as soon as is practicable following determination of the award, but in no event later than 2 ½ months after the end of the applicable performance period, unless the Compensation and Human Resources Committee chooses to defer the payment of awards as it determines, in its discretion, is necessary or desirable to preserve the deductibility of such awards under Code Section 162(m).

Maximum Award. The amounts that will be paid pursuant to the EIP are not currently determinable. The maximum bonus payment that any participant may receive under the EIP in any of our fiscal years is $4,000,000.

Non-Performance-Based Compensation Bonuses. The Compensation and Human Resources Committee may determine to pay cash bonuses under the EIP that are not intended to constitute "performance-based compensation" within the meaning of Section 162(m) of the Code and which shall be payable pursuant to such terms and conditions as the Compensation and Human Resources Committee may determine in its sole discretion; provided, however, that in no event shall payment of a bonus under the EIP that is not intended to be "performance-based compensation" be contingent upon failure to achieve the performance goals under an otherwise performance-based arrangement in accordance with the regulations under Section 162(m).

Term of Plan. The EIP was first applied to bonuses for fiscal 2006 and will continue until terminated by the Compensation and Human Resources Committee.

Amendment and Termination. The Compensation and Human Resources Committee may amend, modify, suspend or terminate the EIP, in whole or in part, at any time, including the adoption of amendments deemed necessary or desirable to correct any defect or supply omitted data or to reconcile any inconsistency in the EIP or in any award granted under the EIP. However, no such amendment, alteration, suspension or discontinuation may be made which would (i) impair any payments to participants made prior to such amendment, modification, suspension or termination, unless the Compensation and Human Resources Committee has made a determination that such amendment or modification is in the best interests of all persons to whom awards have theretofore been granted, and in no event may such amendment or modification result in an increase in the amount of compensation payable pursuant to such award or (ii) cause compensation that is, or may become, payable under the EIP to fail to qualify as "performance-based compensation." To the extent necessary or advisable under applicable law, including Code Section 162(m), amendments will be subject to stockholder approval.

Indemnification. Our Board of Directors and Compensation and Human Resources Committee are generally indemnified by Autodesk for any liability arising from claims relating to the EIP.

Federal Income Tax Consequences. Under present federal income tax law, participants will recognize ordinary income equal to the amount of the bonus payment received in the year of receipt. The bonus payment will be subject to applicable income and employment tax withholding by Autodesk. If and to the extent that the EIP payments satisfy the requirements of Code Section 162(m) and otherwise satisfy the requirements for deductibility under federal income tax law, the Company will receive a deduction for the amount constituting ordinary income to the participant.

New Plan Benefits

Awards under the EIP are determined based on actual performance, so future actual awards are not determinable at this time. The Compensation and Human Resources Committee determined that for fiscal 2011, each of our executive officers is eligible to receive a bonus under the EIP. Non-employee directors are not eligible to participate in the EIP.

For fiscal 2010, the Compensation and Human Resources Committee made awards under the EIP to our executive officers. For more information, please see "Executive Compensation—Compensation Discussion and Analysis."

PROPOSAL FOUR

APPROVAL OF AMENDMENTS TO THE 2008 EMPLOYEE STOCK PLAN

The Board of Directors is asking stockholders to approve amendments to Autodesk's 2008 Employee Stock Plan (the "2008 Plan") to among other things (i) increase the number of shares reserved for issuance under the 2008 Plan by 15.5 million shares and (ii) extend the term of the 2008 Plan to June 28, 2013, so that we can continue to use the 2008 Plan to achieve Autodesk's employee performance, recruiting, retention and incentive goals, as well as to receive a federal income tax deduction for certain compensation paid under the 2008 Plan. If stockholders approve the amendments to the 2008 Plan, the number of shares of Common Stock reserved for issuance under the 2008 Plan will be 15.5 million shares plus that number of shares remaining under the existing 2008 Plan, not to exceed 500,000 shares. The 2008 Plan is currently set to expire on March 31, 2011, after which no new equity awards may be granted thereunder. If stockholders approve the amendments to the 2008 Plan, equity awards may be granted until June 28, 2013.

As of April 16, 2010, there were 652,126 shares remaining for future grant under the 2008 Plan and 2,950,000 shares remaining for future grant under the 2010 Outside Directors' Stock Plan, which were the only two active stock plans under which we were able to grant awards at that date. In addition, at April 16, 2010, there were a total of 34,278,413 options outstanding with a weighted average exercise price of $28.17 and remaining contractual life of 4.29 years under all of our active and expired or terminated stock plans. There were a total of 815,688 unvested restricted stock units outstanding under the 2008 Plan and 30,001 unvested shares of restricted stock outstanding under the 2010 Outside Directors' Stock Plan and all of our expired or terminated directors' stock plans.

Approval of the amendments to the 2008 Plan requires the affirmative vote of the holders of a majority of the shares of the Company's Common Stock that are present in person or by proxy and entitled to vote at the Annual Meeting. If stockholders do not approve the amendments, Autodesk's ability to include equity compensation as part of our employees' total compensation package will be limited following the expiration of the 2008 Plan. Our executive officers have an interest in this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE AMENDMENTS TO THE 2008 PLAN.

Background and Purpose

We provide equity compensation to our employees as an incentive to increase long-term stockholder value. Our current stock plan, the 2008 Plan, expires on March 31, 2011.

The purposes of the 2008 Plan are to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to our employees, and promote the success of our business. We believe that equity awards should be a key part of employee compensation, that equity awards promote employee attention to the importance of running the business with a focus on revenue growth and profitability and that equity awards enable us to compete effectively for the best talent in the software industry.

The Benefits of Equity Compensation for Autodesk, our Employees and Stockholders

We strongly believe that the approval of the amendments to the 2008 Plan and the ability to grant equity awards are essential to our continued success. Equity compensation is essential to attracting and retaining talented employees and keeping employees motivated. If the amendments to the 2008 Plan are not approved at the Annual Meeting, it would seriously hamper our ability to attract and retain the talent we need, and therefore, could affect our success.

Equity compensation is a key component of employee compensation both at Autodesk and in our competitive labor markets, and we encourage equity ownership. Equity awards give employees the perspective of an owner with a stake in the success of Autodesk. We believe that equity awards motivate high levels of performance and provide an effective means of recognizing, rewarding and encouraging employee contributions to our success. Furthermore, we believe that equity awards align the interests of our employees with those of our stockholders by providing an incentive to increase long-term stockholder value. As a result, Autodesk currently grants stock options and restricted stock units under the 2008 Plan. The stock options generally vest over four years or less and generally must be exercised within seven years of the date of grant. Our employees derive benefit from these stock options only after they have remained with Autodesk through the vesting date and only to the extent that the value of our Common Stock has appreciated from the time the options were granted. The restricted stock units generally vest over three years or less. Restricted stock units are granted as an additional retention tool to our executive officers. The 2008 Plan includes a variety of forms of equity awards, including stock options, restricted stock, and restricted stock units to allow the Company to adapt its equity compensation program to meet the needs of the Company in the changing business environment in which the Company operates.

We believe that equity awards are an important competitive tool in the technology industry and are essential to recruiting and retaining the highly qualified technical and other key personnel which are key to our success. We believe that we must offer competitive compensation packages in order to attract and retain people who can keep us on a course of continued success. Although higher salaries can compensate to some extent for the lack of stock options or other equity awards, we believe that over time we would be at a competitive disadvantage without the focus on success and power of retention provided by equity compensation. Elimination of our equity compensation program would seriously hamper our ability to attract and retain the talent we need to develop the products and the sales and marketing strategies that will define our future success. In recent years, we have hired and retained a number of key performers who have been instrumental in achieving our current success. More broadly, our entire employee base, substantially all of whom receive equity compensation, are motivated to achieve results that drive stockholder value. We believe our equity compensation program has been critical in attracting and retaining a highly effective work force.

Policies Related to our Equity Compensation Programs

The Board of Directors maintains certain policies relating to our equity compensation program. These policies are not part of the 2008 Plan, however they are important to understanding the Company's use of equity compensation as part of our employees' total compensation package.

Option Overhang. The Board of Directors and executive officers have been committed to maintaining a reasonable option "overhang" amount, which we define as the percentage of options outstanding relative to the Company's outstanding stock, and we believe these policies are working. Our overhang was 13% in fiscal 2007, 11% in fiscal 2008, 12% in fiscal 2009 and 13% in fiscal 2010.

Limitations on Our Annual Equity Grants. Our Board of Directors is committed to maintaining a reasonable annual equity grants rate. We have reduced the level of equity grants on a gross basis from 5.2% of Common Stock outstanding in fiscal 2005 to 3.5% in fiscal 2010. In addition, the Board of Directors maintains an annual equity award percentage limitation policy, which limits the number of shares underlying equity awards that we can grant under our stock plans. Previously, this policy provided that the aggregate number of shares underlying equity awards granted pursuant to the 2008 Plan will not exceed 2.5% per year of our outstanding Common Stock during any given fiscal year. In fiscal 2009, the Board of Directors raised the fiscal 2010 annual equity award limit from 2.5% to 3.5%. The Board of Directors took this action in response to the global economic slowdown, which has negatively impacted our financial results and significantly depreciated our stock price. Consequently, we increased the annual equity award limit in an effort to remain competitive in our industry and retain and motivate our key employees in a difficult operating environment. Awards issued in connection with business combinations or the appointment of new senior executive officers are not included in calculating whether the 3.5% limitation has been reached. These calculations are based on gross awards and are not net of cancellations. In addition, each restricted stock unit granted is counted as two shares toward this limitation, which calculation excludes awards issued in connection with business combinations or the appointment of new senior executive officers.

Stock Repurchase Program. We maintain a stock repurchase program to, among other things, offset the dilutive impact of our stock plans. Our executive officers have recommended to the Board of Directors that we maintain our policy of repurchasing shares of Common Stock to offset current or projected dilution, subject to the requirements of Delaware law and consistent with the duty of the Board of Directors to evaluate various potential uses of our cash in light of then-existing business conditions. We repurchased approximately 4.2 million shares in fiscal 2007, 12.1 million shares in fiscal 2008, 8.0 million shares in fiscal 2009 and 2.7 million shares in fiscal 2010. The relatively lower share repurchase in fiscal 2010 was largely due to economic conditions during that period, which resulted in lower levels of stock option exercises and dilution.

Executive Equity Holding Program. Our directors and executive officers are encouraged to be Autodesk stockholders through participation in our stock option plans. The Board of Directors has established voluntary stock ownership guidelines for our directors and executive officers designed to encourage long-term stock ownership in Autodesk and more closely link their interests with those of our other stockholders. These guidelines provide that, within a four-year period, executive officers should attain an investment position in Autodesk stock equal to a fixed number of shares, depending on the individual's scope of responsibilities, and directors should attain an investment position in Autodesk stock of at least 5,000 shares. The Board of Directors reviews progress against these guidelines annually and updates them as appropriate. See "Executive Compensation—Compensation Discussion and Analysis" below for additional information regarding the Company's voluntary stock ownership guidelines.

Prohibition Against Stock Option Repricings. By prohibiting the repricing of stock options in each of the 2008 Plan and the 2010 Outside Directors' Stock Plan, the Board of Directors has eliminated the possibility of achieving gain from stock options unless all stockholders can benefit from the effect of an increase in stock price.

Description of the 2008 Plan

The following paragraphs provide a summary of the principal features of the 2008 Plan. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the 2008 Plan, including the proposed amendments, which is attached hereto as Appendix B. Capitalized terms that are not defined have the meanings set forth in the 2008 Plan.

Awards. The 2008 Plan permits the grant of incentive stock options, nonstatutory stock options, restricted stock, and restricted stock units (each individually, an "Award").

Stock Subject to the 2008 Plan. The number of shares of our Common Stock initially reserved for issuance under the 2008 Plan was 16,500,000 shares, plus a number of additional shares equal to that number of shares that had been reserved but not issued nor subject to outstanding equity awards under the 2006 Employee Stock Plan as of the termination of the 2006 Employee Stock Plan in March 2008 (not to exceed 1,000,000 shares). If stockholders approve the amendments to the 2008 Plan, the number of shares of Common Stock reserved for issuance under the 2008 Plan will be increased by 15.5 million shares. However, no more than 2,500,000 of the 15.5 million shares added to the 2008 Plan may be issued pursuant to Awards of restricted stock and restricted stock units.

Administration. The 2008 Plan may be administered by the Board of Directors or a committee of the Board of Directors (the "Administrator"). Subject to the provisions of the 2008 Plan, the Administrator has the authority to: (1) construe and interpret the 2008 Plan and Awards granted under the 2008 Plan and apply its provisions, (2) prescribe, amend or rescind rules and regulations relating to the 2008 Plan, (3) select the persons to whom Awards are to be granted, (4) determine the number of shares to be made subject to each Award, (5) determine whether and to what extent Awards are to be granted, (6) determine the terms, conditions and restrictions applicable to Awards generally and to each individual Award (including the provisions of the Award agreement to be entered into between Autodesk and the participant), (7) modify or amend any outstanding Award subject to applicable legal restrictions (except that repricing of a stock option without stockholder approval is prohibited), (8) authorize any person to execute, on our behalf, any instrument required to effect the grant of an Award, (9) approve forms of Award agreement for use under the 2008 Plan, (10) allow participants to satisfy withholding tax obligations by, among other things, electing to have Autodesk withhold from the shares to be issued upon exercise or vesting of an Award that number of shares having a fair market value equal to the minimum amount required to be withheld, (11) determine the fair market value of our Common Stock, (12) approve the forms of agreement for use under the 2008 Plan, and (13) subject to certain limitations, take any other actions deemed necessary or advisable for the administration of the 2008 Plan. All decisions, interpretations and other actions of the Administrator will be final and binding on all holders of Awards and on all persons deriving their rights therefrom. The Board of Directors has currently delegated to the Compensation and Human Resources Committee authority to grant equity awards to all employees including executive officers of Autodesk.

Eligibility to Receive Awards. The 2008 Plan provides that stock options, restricted stock and restricted stock units may be granted only to our employees.

Term. The 2008 Plan is currently set to expire on March 31, 2011. If stockholders approve the amendment to the 2008 Plan, the term of the 2008 Plan will be extended until June 28, 2013.

No Repricing. The 2008 Plan prohibits repricing of stock options, including by way of an exchange for Awards with a lower exercise price, a different type of Award, cash, or a combination thereof, unless stockholder approval is obtained.

Terms and Conditions of Stock Options. Each stock option granted under the 2008 Plan is evidenced by a written stock option agreement between the optionee and Autodesk and is subject to the following terms and conditions:

- *Section 162(m) Share Limit for Stock Options.* In order that stock options may qualify as "performance-based compensation" under Section 162(m) of the Code, no participant may be granted stock options to purchase more than 1,500,000 shares in any fiscal year, except that up to 3,000,000 shares may be granted in a participant's first fiscal year of service.
- *Exercise Price.* The Administrator sets the exercise price of the shares subject to each stock option, provided that the exercise price cannot be less than 100% of the fair market value of our Common Stock on the stock option grant date. In addition, the exercise price of an incentive stock option must be at least 110% of fair market value if, on the grant date, the participant owns stock possessing more than 10% of the total combined voting power of all classes of stock of Autodesk or any of its subsidiaries (a "10% Stockholder").
- *Form of Consideration.* The means of payment for shares issued upon exercise of a stock option is specified in each stock option agreement. Payment may generally be made by cash, check, other shares of Autodesk's Common Stock owned by the optionee, delivery of a properly executed notice with such other documentation as the Administrator and broker may require and the sale proceeds required to pay the exercise price or by a combination of the foregoing.
- *Exercise of the Stock Option.* Each stock option agreement will specify the term of the stock option and the date when the stock option is to become exercisable. The 2008 Plan, as amended, provides that in no event may a stock option granted under the 2008 Plan be exercised more than seven (7) years after the date of grant. Moreover, in the case of an incentive stock option granted to a 10% Stockholder, the term of the stock option will be for no more than five (5) years from the date of grant. If the stockholders approve the amendment to the 2008 Plan, a stock option award under the 2008 Plan, as amended, may be exercisable for up to ten (10) years after the date of grant.
- *Termination of Employment.* If an optionee's employment terminates for any reason (other than death or permanent disability), all vested stock options held by such optionee under the 2008 Plan expire upon the earlier of (i) such period of time as is set forth in his or her stock option agreement, which Autodesk currently sets at from three to twelve months, or (ii) the expiration date of the stock option.
- *Permanent Disability.* If an optionee is unable to continue employment as a result of permanent and total disability (as defined in the Code), all vested stock options held by such optionee under the 2008 Plan expire upon the earlier of (i) twelve months after the date of termination of the optionee's employment or (ii) the expiration date of the stock option.
- *Death.* If an optionee dies while employed by us, all stock options held by such optionee under the 2008 Plan expire upon the earlier of (i) twelve months after the optionee's death or (ii) the expiration date of the Option. The executor or other legal representative of the optionee may exercise all or part of the optionee's Option at any time before such expiration with respect to all shares subject to such Option.
- *ISO Limitation.* If the aggregate fair market value of all shares subject to an optionee's incentive stock option that are exercisable for the first time during any calendar year exceeds $100,000, the excess stock options will be treated as nonstatutory stock options.

Term and Conditions of Restricted Stock. Each Award of restricted stock granted under the 2008 Plan is evidenced by a written restricted stock agreement between the participant and Autodesk and is subject to the following terms and conditions:

- *Section 162(m) Share Limit for Restricted Stock.* In order that Awards of restricted stock may qualify as "performance-based compensation" under Section 162(m) of the Code, no participant may be granted more than 300,000 shares of restricted stock (and/or restricted stock units) in any fiscal year, except that up to 600,000 shares of restricted stock (and/or restricted stock units) may be granted in a participant's first fiscal year of service.
- *Vesting and Other Restrictions.* In determining whether an Award of restricted stock should be made, and/or the vesting schedule for any such Award, the Administrator may impose whatever conditions to vesting it determines to be appropriate. Notwithstanding the foregoing, if the Administrator desires that the Award qualify as "performance-based compensation" under Section 162(m) of the Code, any restrictions will be based on a specified list of performance goals (see "Performance Goals" below for more information). The performance goals may be applied on a company-wide, business unit or individual basis, as deemed appropriate in light of the participant's specific responsibilities.
- *Stockholder Rights.* A holder of restricted stock will have the full voting rights of a holder of Common Stock, unless determined otherwise by the Administrator. A holder of restricted stock also generally will be entitled to receive all dividends and other distributions paid with respect to shares of Common Stock unless otherwise provided in the Award agreement; provided, however, that dividends and distributions generally will be subject to the same vesting criteria as the shares of restricted stock upon which the dividend or distribution was paid.

Term and Conditions of Restricted Stock Units. Each Award of restricted stock units granted under the 2008 Plan is evidenced by a written restricted stock unit agreement between the participant and Autodesk and is subject to the following terms and conditions:

- *Section 162(m) Share Limit for Restricted Stock Units.* In order that Awards of restricted stock units may qualify as "performance-based compensation" under Section 162(m) of the Code, no participant may be granted more than 300,000 restricted stock units (and/or shares of restricted stock) in any fiscal year, except that up to 600,000 restricted stock units (and/or shares of restricted stock) may be granted in a participant's first fiscal year of service.
- *Vesting and Other Restrictions.* Restricted stock units are Awards that result in a payment to a participant (in the form of cash, shares of Common Stock of equal value, or a combination of the two, as determined by the Administrator) only if performance goals and/or other vesting criteria established by the Administrator are achieved or the Awards otherwise vest. The applicable performance goals (which may be solely continued employment) will be determined by the Administrator, and may be applied on a company-wide, business unit or individual basis, as deemed appropriate in light of the participant's specific responsibilities. If the Administrator desires that the Award qualify as "performance-based compensation" under Section 162(m) of the Code, the vesting criteria will be based on a specified list of performance goals (see "Performance Goals" below for more information).

Performance Goals. The Administrator (in its discretion) may make performance goals applicable to a participant with respect to an Award. If the Administrator desires that an Award qualify as "performance-based compensation" under Section 162(m) of the Code (discussed below), then at the Administrator's discretion, one or more of the following performance goals may apply:

- Earnings per share
- Net income
- Operating margins
- Revenue
- Total stockholder return

Each of these goals is defined in the 2008 Plan. Any criteria used may be measured, as applicable (1) on a pro forma basis (as defined in the 2008 Plan), (2) in absolute terms, (3) in relative terms (including, but not limited to, the passage of time and/or against another company or companies or financial metrics), (4) on a per-share and/or share per capita basis, (5) against the performance of the Company as a whole or particular segments or products of the Company, and/or (6) on a pre-tax or after-tax basis.

By granting Awards that vest upon achievement of performance goals, the Administrator may be able to preserve the Company's deduction for certain compensation in excess of $1,000,000. Section 162(m) of the Code limits the Company's ability to deduct annual compensation paid to our Chief Executive Officer and other "covered employees" as determined under Section 162(m) of the Code and applicable guidance to $1,000,000 per individual. However, the Company can preserve the deductibility of certain compensation in excess of $1,000,000 if the conditions of Section 162(m) of the Code are met. These conditions include stockholder approval of the 2008 Plan, setting limits on the number of Awards that any individual may receive, and for Awards other than stock options, establishing performance criteria that must be met before the Award actually will vest or be paid. The performance goals listed above, as well as the per person limits on shares covered by Awards, permit the Administrator to grant Awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) of the Code, thereby permitting the Company to receive a federal income tax deduction in connection with such Awards.

Leave of Absence. In the event that an employee goes on a leave of absence approved by the Administrator, Award vesting will continue during such leave, except as required by law or as otherwise determined by the Administrator.

Non-Transferability of Awards. Unless otherwise determined by the Administrator, an Award granted under the 2008 Plan may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the recipient, only by the recipient. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate; provided, however, that such Award may not be transferred for value.

Adjustments Upon Changes in Capitalization. In the event that our capital stock is changed by reason of any stock split, reverse stock split, stock dividend, combination or reclassification of our Common Stock or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by us, appropriate proportional adjustments will be made in the number of shares subject to the 2008 Plan, the individual fiscal year limits applicable to Awards, the number of shares of stock subject to any Award outstanding under the 2008 Plan, and the exercise price of any such outstanding option. Any such adjustment will be made by the Administrator, whose determination will be conclusive.

Dissolution or Liquidation. In the event of a proposed dissolution or liquidation of Autodesk, the Administrator is required to provide notice to each participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may permit a participant to exercise his or her Award until ten (10) days prior to such transaction as to all of the shares covered by an Award. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award will lapse in full, and that any Award vesting will fully accelerate, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

Change of Control. In the event of a change of control, the successor corporation (or its parent or subsidiary) is required to assume or substitute each outstanding Award. If the successor corporation refuses to assume the Awards or to substitute equivalent Awards, such stock options, and if the stockholder approve the amendment of the 2008 Plan, restricted stock and restricted stock units, will become 100% vested, all restrictions on restricted stock will lapse, and all performance goals or other vesting criteria with respect to Awards with performance-based vesting will be deemed achieved at 100% target levels and all other terms and conditions met. In such event, the Administrator is required to provide notice to the participant that each stock option subject to exercise is fully exercisable for fifteen days from the date of such notice and that the stock option terminates upon expiration of such period.

Amendment, Suspensions and Termination of the 2008 Plan. Autodesk's Board of Directors may amend, suspend or terminate the 2008 Plan at any time; *provided, however*, that stockholder approval is required for any amendment that increases benefits to participants, increases the number of shares available for grant, modifies the requirements for participation, or otherwise to the extent necessary to comply with applicable laws. In addition, no amendment, suspension or termination may impair the rights of any participant without his or her consent.

New Plan Benefits

The number of Awards (if any) that an employee may receive under the 2008 Plan is in the discretion of the Administrator and therefore cannot be determined in advance. Our executive officers have an interest in this proposal because they are eligible to receive Awards under the 2008 Plan. Non-employee directors are not eligible to participate in the 2008 Plan. The following table sets forth (a) the total number of shares subject to stock options and restricted stock units granted under the 2008 Plan to the listed persons and groups from February 1, 2009 through January 31, 2010, (b) the weighted average per share exercise price of such stock options and (c) the dollar value of such restricted stock units. The last reported trade price for shares of Common Stock on March 31, 2010, was $29.38.

Name of Individual or Group Named Executive Officers	Number of Securities Underlying Options Granted	Weighted Average Per Share Exercise Price(s)	Number of Securities Underlying Restricted Stock Units Granted	Dollar Value of Restricted Stock Units Granted
Carl Bass, Chief Executive Officer and President	525,000	$16.53	24,000	$ 562,560
Mark J. Hawkins, Executive Vice President and Chief Financial Officer	150,000	19.01	31,500	627,610
George M. Bado, Executive Vice President, Sales and Services	100,000	16.53	10,424	202,352
Jay Bhatt, Senior Vice President, Architecture, Engineering and Construction	100,000	18.00	15,657	269,020
Robert L. Kross, Senior Vice President, Manufacturing	75,000	16.53	12,909	234,011
All executive officers, as a group (11 persons)	1,400,000	16.90	166,316	3,227,916
All employees who are not executive officers, as a group	5,226,004	14.55	547,506	12,995,842

Federal Tax Aspects

The following paragraphs are a summary of the material U.S. federal income tax consequences associated with Awards granted under the 2008 Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant's death, or the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances.

Nonstatutory Stock Options. No taxable income is recognized when a nonstatutory stock option is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares of Common Stock on the exercise date over the exercise price. Any additional gain or loss recognized upon later disposition of the shares of Common Stock will be taxed as capital gain or loss.

Incentive Stock Options. No taxable income is recognized when an incentive stock option is granted or exercised (except for purposes of the alternative minimum tax, in which case taxation is the same as for nonstatutory stock options). If the participant exercises the option and then later sells or otherwise disposes of the shares of Common Stock more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the participant exercises the option and then later sells or otherwise disposes of the shares of Common Stock before the end of the two- or one-year holding periods described above, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares of Common Stock on the exercise date (or the sale price, if less) minus the exercise price of the option. Any additional gain or loss will be taxed as capital gain or loss.

Restricted Stock and Restricted Stock Units. A participant generally will not have taxable income upon grant of restricted stock or restricted stock units. Instead, the participant will recognize ordinary income at the time of vesting equal to the fair market value of the Shares on that date or the cash received minus any amount paid. For restricted stock only, a participant instead may elect to be taxed at the time of grant.

Section 409A. Section 409A of the Code provides certain new requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the 2008 Plan with a deferral feature will be subject to the requirements of Section 409A of the Code. If an award is subject to and fails to satisfy the requirements of Section 409A of the Code, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Tax Effect for the Company. The Company generally will be entitled to a tax deduction in connection with a stock option award under the 2008 Plan in an amount equal to the ordinary income realized by a participant at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option). As discussed above, special rules limit the deductibility of compensation paid to our Chief Executive Officer and other "covered employees" as determined under Section 162(m) of the Code and applicable guidance. However, the 2008 Plan has been designed to permit the Administrator to grant stock options that qualify as "performance-based compensation" under Section 162(m) of the Code, thereby permitting the Company to receive a federal income tax deduction in connection with such awards. Restricted stock units do not vest based on the attainment of performance goals, and therefore the Company will not be permitted a federal income tax deduction in connection with grants of restricted stock units to "covered employees."

For more information about equity compensation plans approved by our stockholders, please see "Executive Compensation—Equity Compensation Plan Information."

CORPORATE GOVERNANCE

Autodesk is committed to the highest standards of corporate ethics and diligent compliance with financial accounting and reporting rules. Our Board of Directors provides independent leadership in the exercise of its responsibilities. Our executive officers oversee a strong system of internal controls and compliance with corporate policies and applicable laws and regulations, and our employees operate in a climate of responsibility, candor and integrity.

Corporate Governance Guidelines and Code of Business Conduct

We believe the highest standards of corporate governance and business conduct are essential to running our business efficiently, serving our stockholders well and maintaining our integrity in the marketplace. For a number of years, we have devoted substantial attention to the subject of corporate governance and have over those years developed Corporate Governance Guidelines (the "Guidelines"). The Guidelines set forth the principles that guide our Board of Directors' exercise of its responsibility to oversee corporate governance, maintain its independence, evaluate its own performance and the performance of our executive officers and set corporate strategy. The Board of Directors first adopted the Guidelines in December 1995 and has refined them from time to time since then. For example, in March 2007, the Board of Directors amended the Guidelines to provide for majority voting in director elections, except for contested elections, and to provide that the Board of Directors would only nominate a director who has submitted his or her resignation in advance of an election, which resignation would be contingent on the failure of such director to receive a majority vote and the acceptance of the Board of Directors of such resignation. In March 2009, the Board of Directors again amended the Guidelines to provide for a non-executive Chairman of the Board of Directors. In March 2010, the Board of Directors further amended the Guidelines, among other things, to clearly outline the responsibility of our Board of Directors for the oversight of Autodesk's risk management. The Guidelines are available on our website at *www.autodesk.com* under "Investors—Corporate Governance."

In addition, we have adopted a Code of Business Conduct for directors and employees and a Code of Ethics for Senior Executive and Financial Officers, including our principal executive officer, principal financial officer, principal accounting officer, all senior vice presidents and persons reporting to our principal financial officer, to ensure that our business is conducted in a consistently legal and ethical manner. Our current Code of Business Conduct and Code of Ethics for Senior Executive and Financial Officers are available on our website at *www.autodesk.com* under "Investors—Corporate Governance." We last amended our Code of Business Conduct in September 2007. We will post on this section of our website any amendment to our Code of Business Conduct or Code of Ethics for Senior Executive and Financial Officers, as well as any waivers of the Code of Business Conduct or Code of Ethics for Senior Executive and Financial Officers that are required to be disclosed by the rules of the SEC or The NASDAQ Stock Market.

Stock Ownership Guidelines

Our directors and executive officers are encouraged to be Autodesk stockholders through participation in our stock option plans. The Board of Directors has established voluntary stock ownership guidelines for our directors and executive officers designed to encourage long-term stock ownership in Autodesk and more closely link their interests with those of our other stockholders. These guidelines provide that, within a four-year period, executive officers should attain an investment position in Autodesk stock equal to a fixed number of shares, depending on the individual's scope of responsibilities, and directors should attain an investment position in Autodesk stock of at least 5,000 shares. The Board of Directors reviews progress against these guidelines annually and updates them as appropriate. See "Executive Compensation—Compensation Discussion and Analysis" below for additional information regarding the Company's voluntary stock ownership guidelines.

Independence of the Board of Directors

The Board of Directors has determined that, with the exception of Carl Bass, our Chief Executive Officer and President, all of its members are "independent directors" as that term is defined in the listing standards of The NASDAQ Stock Market. Such independence definition includes a series of objective tests, including that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company. In addition, as further required by the NASDAQ listing standards, the Board of Directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The independent directors meet regularly in executive session, without executive officers present, as part of the quarterly meeting procedure.

Board Meetings and Board Committees

The Board of Directors held a total of eight meetings (including regularly scheduled and special meetings) during fiscal 2010. No director attended fewer than 75 percent of the total number of meetings of the Board of Directors and committees of which he or she is a member, if any during fiscal 2010. The Company's Board of Directors currently has three standing committees: an Audit Committee, a Compensation and Human Resources Committee, and a Corporate Governance and Nominating Committee. During fiscal 2010, the Board of Directors also had one ad hoc committee: the Evaluation Committee.

Audit Committee

The Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act, currently consists of directors Charles J. Robel (Chairman), J. Hallam Dawson and Elizabeth A. Nelson, each of whom is "independent" as such term is defined for audit committee members by the listing standards of The NASDAQ Stock Market. The Board of Directors has determined that Mr. Robel, Mr. Dawson and Ms. Nelson are each an "audit committee financial expert" as defined in the rules of the SEC.

The Audit Committee held twelve meetings during fiscal 2010. The Audit Committee has adopted a written charter approved by the Board of Directors, which is available on the Company's website at *www.autodesk.com* under "Investors—Corporate Governance."

On April 20, 2010, on the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors approved the following appointments to the Audit Committee: Charles J. Robel (Chairman), J. Hallam Dawson and Crawford W. Beveridge. The Board of Directors has determined that Mr. Robel, Mr. Dawson and Mr. Beveridge are each "independent" as such term is defined for audit committee members by the listing standards of The Nasdaq Stock Market and that Mr. Robel and Mr. Dawson are each an "audit committee financial expert" as defined in rules of the SEC. These appointments will be effective on June 10, 2010, the date of the Company's 2010 Annual Meeting of Stockholders.

See "Report of the Audit Committee of the Board of Directors" below for more information regarding the functions of the Audit Committee.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee currently consists of Steven M. West (Chairman), Per-Kristian Halvorsen and Sean M. Maloney, each of whom qualifies as an independent director under the listing standards of The NASDAQ Stock Market.

The Compensation and Human Resources Committee reviews compensation and benefits for our executive officers and has authority to grant stock options and restricted stock to executive officers and non-executive employees under our stock plans. Because options are granted automatically to non-employee directors under the non-discretionary 2010 Outside Directors' Stock Plan, the Compensation and Human Resources Committee consists solely of non-employee directors ineligible to participate in the Company's discretionary employee stock programs. See "Executive Compensation—Compensation Discussion and Analysis" below for a description of Autodesk's processes and procedures for the consideration and determination of executive compensation.

The Compensation and Human Resources Committee held ten meetings during fiscal 2010. The Compensation and Human Resources Committee has adopted a written charter approved by the Board of Directors, which is available on the Company's website at *www.autodesk.com* under "Investors—Corporate Governance."

On April 20, 2010, on the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors approved the following appointments to the Compensation and Human Resources Committee: Steven M. West (Chairman), Per-Kristian Halvorsen and Mary T. McDowell. These appointments will be effective on June 10, 2010, the date of the Company's 2010 Annual Meeting of Stockholders.

The "Compensation Committee Report" is included in this proxy statement on page 44.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee currently consists of Per-Kristian Halvorsen (Chairman) and Crawford W. Beveridge, each of whom qualifies as an independent director under the listing standards of The NASDAQ Stock Market.

The Corporate Governance and Nominating Committee is responsible for the development of general criteria regarding the qualifications and selection of members of the Board of Directors and recommending candidates for election to the Board of Directors. The Corporate Governance and Nominating Committee is also responsible for developing overall governance guidelines, overseeing the performance of the Board of Directors and reviewing and making recommendations regarding director composition and the mandates of Board of Directors committees. The Corporate Governance and Nominating Committee will consider recommendations of candidates for the Board of Directors submitted by stockholders of the Company; for more information, see "Corporate Governance—Nominating Process for Recommending Candidates for Election to the Board of Directors."

The Corporate Governance and Nominating Committee held three meetings during fiscal 2010. The Corporate Governance and Nominating Committee has adopted a written charter approved by the Board of Directors, which is available on the Company's website at *www.autodesk.com* under "Investors—Corporate Governance."

On April 20, 2010, on the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors approved the following appointments to the Corporate Governance and Nominating Committee: Per-Kristian Halvorsen (Chairman), Crawford W. Beveridge and Sean M. Maloney. These appointments will be effective on June 10, 2010, the date of the Company's 2010 Annual Meeting of Stockholders.

Evaluation Committee

The Evaluation Committee consisted of Sean M. Maloney and Steven M. West, each of whom qualifies as an independent director under the listing standards of The NASDAQ Stock Market.

The Evaluation Committee was established by the Board of Directors in April 2009 following separate requests from representative plaintiffs from each of two lawsuits brought against the Company, certain of its current and former members of the Board of Directors, and current and former executive officers (the "Giles Case" and the "Koerner Case") that the Board of Directors review the processes followed and conclusions reached during the investigation of the Company's historical stock option practices and related accounting (the "Demand Letters"). The Evaluation Committee retained independent counsel to assist in their review of the Demand Letters. The plaintiff in the Giles Case subsequently withdrew her demand letter. After a thorough review and analysis, the Evaluation Committee determined that it would not be in the best interests of the Company and its stockholders to pursue any of the claims raised in the Koerner Demand Letter. On August 11, 2009, the Board of Directors met and considered the report of the Evaluation Committee and unanimously rejected the Koerner Demand Letter.

The Evaluation Committee held seven meetings during fiscal 2010.

Board Leadership Structure

Our Corporate Governance Principles provide that the Board of Directors shall fill the Chairman of the Board of Directors and Chief Executive Officer positions after consideration of a number of factors, including current size of our business, composition of the Board of Directors, current candidates for such positions, our succession planning goals and the like. We currently separate the positions of Chief Executive Officer and Non-executive Chairman of the Board of Directors. Since March 2009, Mr. Beveridge, one of our independent directors who previously served as our Lead Director, has served as our non-executive Chairman of the Board of Directors. Our Corporate Governance Principles also provide that in the event that the Chairman of the Board of Directors is not an independent Director, the Board of Directors should elect a "Lead Independent Director." The responsibilities of the Chairman of the Board of Directors or the Lead Independent Director include: setting the agenda for each meeting of the Board of Directors, in consultation with the Chief Executive Officer; presiding at executive sessions; and facilitating communication with the Board of Directors, executive officers and stockholders.

Separating the positions of Chief Executive Officer and Chairman of the Board of Directors allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board of Directors to lead the Board of Directors in its fundamental role of providing independent advice to and oversight of management. The Board of Directors believes that having an independent director serve as Chairman of the Board of Directors is the appropriate leadership structure for the Company at this time and demonstrates our commitment to good corporate governance.

In addition, as described in more detail below, our Board of Directors has three standing committees, each chairman and each member of which is an independent director. Our Board of Directors delegates substantial responsibility to each committee of the Board of Directors, which reports their activities and actions back to the full Board of Directors. We believe that the independent committees of our Board of Directors and their chairpersons are an important aspect of the leadership structure of our Board of Directors.

Risk Oversight

Our Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management. With the oversight of our full Board of Directors, our executive officers are responsible for the day-to-day management of the material risks Autodesk faces. In its oversight role, our Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by our executive officers are adequate and functioning as designed. The involvement of the full Board of Directors in setting our business strategy at least annually is a key part of its oversight of risk management, its assessment of our executive officers' appetite for risk and its determination of what constitutes an appropriate level of risk for

Autodesk. The full Board of Directors receives updates from our executive officers and outside advisors regarding certain risks the company faces, including litigation, corporate governance best practices and various operating risks.

In addition, our Board committees each oversee certain aspects of risk management. For example, our Audit Committee is responsible for overseeing the management of risks associated with the Company's financial reporting, accounting and auditing matters; our Compensation and Human Resources Committee oversees our executive officer succession planning and risks associated with our compensation policies and programs; and our Corporate Governance and Nominating Committee oversees the management of risks associated with director independence, conflicts of interest, composition and organization of our Board of Directors, and director succession planning. Our Board committees report their findings to the full Board of Directors.

Senior executive officers attend all meetings of the Board of Directors and its standing committees and are available to address any questions or concerns raised by the Board of Directors on risk management-related and any other matters. Annually, the Board of Directors holds strategic planning sessions with senior executive officers to discuss strategies, key challenges, and risks and opportunities for the company.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation and Human Resources Committee is or was formerly an officer or employee of Autodesk or any of its subsidiaries. No interlocking relationship exists between any member of our Compensation and Human Resources Committee and the compensation committee of any other Company, nor has any such interlocking relationship existed in the past.

Nominating Process for Recommending Candidates for Election to the Board of Directors

The Corporate Governance and Nominating Committee is responsible for, among other things, determining the criteria for membership on the Board of Directors and recommending candidates for election to the Board of Directors. It is the policy of the Corporate Governance and Nominating Committee to consider recommendations for candidates to the Board of Directors from stockholders. Stockholder recommendations for candidates to the Board of Directors must be directed in writing to Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903, Attention: General Counsel, and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and the Company within the last three years and evidence of the nominating person's ownership of Company stock.

The Corporate Governance and Nominating Committee's criteria and process for evaluating and identifying the candidates that it selects, or recommends to the full Board of Directors for selection, as director nominees are as follows:

- The Corporate Governance and Nominating Committee regularly reviews the current composition and size of the Board of Directors.
- The Corporate Governance and Nominating Committee oversees an annual evaluation of the performance of the Board of Directors as a whole and evaluates the performance of individual members of the Board of Directors eligible for re-election at the annual meeting of stockholders.
- In its evaluation of director candidates, including the members of the Board of Directors eligible for re-election, the Corporate Governance and Nominating Committee seeks to achieve a balance of knowledge, experience and capability on the Board of Directors and considers (1) the current size and composition of the Board of Directors and the needs of the Board of Directors and the respective committees of the Board of Directors, (2) such factors as character, judgment, diversity, age, expertise, business experience, length of service, independence, other commitments and the like, (3) relationships between directors and the Company's customers and suppliers, and (4) such other factors as the Corporate Governance and Nominating Committee may consider appropriate.

- While the Corporate Governance and Nominating Committee has not established specific minimum qualifications for director candidates, the Corporate Governance and Nominating Committee believes that candidates and nominees must reflect a Board of Directors that is comprised of directors who (1) are predominantly independent, (2) are of high integrity, (3) have broad, business-related knowledge and experience at the policy-making level in business or technology, including their understanding of the software industry and the Company's business in particular, (4) have qualifications that will increase overall Board of Directors effectiveness, (5) have varied and divergent experiences, viewpoints and backgrounds and (6) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members.
- With regard to candidates who are properly recommended by stockholders or by other means, the Corporate Governance and Nominating Committee will review the qualifications of any such candidate, which review may, in the Corporate Governance and Nominating Committee's discretion, include interviewing references for the candidate, direct interviews with the candidate, or other actions that the Corporate Governance and Nominating Committee deems necessary or proper.
- In evaluating and identifying candidates, the Corporate Governance and Nominating Committee has the authority to retain and terminate any third party search firm that is used to identify director candidates, and has the authority to approve the fees and retention terms of any search firm.
- The Corporate Governance and Nominating Committee will apply these same principles when evaluating Board of Directors candidates who may be elected initially by the full Board of Directors to fill vacancies or add additional directors prior to the annual meeting of stockholders at which directors are elected.
- After completing its review and evaluation of director candidates, the Corporate Governance and Nominating Committee selects, or recommends to the full Board of Directors for selection, the director nominees.

The Corporate Governance and Nominating Committee does not have a formal written policy with regard to the consideration of diversity in identifying director nominees; however, as discussed above, diversity is one of the numerous criteria the Corporate Governance and Nominating Committee reviews before recommending a candidate.

Recently, the Corporate Governance and Nominating Committee reviewed the size and composition of our Board of Directors. On March 26, 2010, at the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors amended the Company's bylaws to increase the size of the Board of Directors from eight to nine members, to allow for the appointment of Mary T. McDowell to the Board of Directors.

The Board of Directors (which includes our Chief Executive Officer) utilized the services of a third party search firm to help it identify, screen, conduct background investigations of, and interview potential director candidates. This process resulted in the appointment of Ms. McDowell on March 26, 2010.

Attendance at Annual Stockholders Meetings by the Board of Directors

The Company does not have a formal policy regarding attendance by members of the Board of Directors at the Company's annual meeting of stockholders. The Company encourages, but does not require, directors to attend. All of our then current directors attended the Company's 2009 Annual Meeting of Stockholders.

Contacting the Board of Directors

Communications from stockholders to the non-employee directors should be addressed to the non-executive Chairman as follows: Autodesk, Inc., c/o General Counsel, 111 McInnis Parkway, San Rafael, California 94903, Attention: Non-Executive Chairman.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Objective

Our compensation objectives are to reward our executive officers for the achievement of the Company's strategic and financial goals and individual performance that ultimately enhance stockholder value and to effectively attract, retain and motivate the caliber of executive officer who can meaningfully contribute to the success of our Company and demonstrate leadership for our employees. These objectives guide the decisions of the Compensation and Human Resources Committee of the Board of Directors (the "Compensation Committee") regarding compensation for our executive officers.

In practice, we seek to link compensation to performance and to the long-term interests of our stockholders by:

- ensuring that our executive team has clear goals and accountability with respect to financial and nonfinancial corporate performance;
- establishing compensation opportunities that are competitively based on prevailing practices for the industry, the stage of our growth, and the dynamic and challenging technology labor markets in which we operate;
- assessing performance against individual goals within the context of accomplishing certain key metrics of our overall operating results;
- utilizing a combination of plans that provide a balance of short and long-term incentives, mitigating potential risk-taking by any one executive; and
- using equity incentive plans, which reward long-term increases in the value of our stock, to align the interests of our executive officers and our stockholders.

Named Executive Officers

Throughout this proxy statement, the individuals included in the Summary Compensation Table on page 46 are referred to as our "Named Executive Officers." For fiscal 2010, our Named Executive Officers were: Carl Bass, Chief Executive Officer and President; Mark J. Hawkins, Executive Vice President and Chief Financial Officer; George M. Bado, Executive Vice President, Sales and Services; Jay Bhatt, Senior Vice President, Architecture, Engineering and Construction; and Robert L. Kross, Senior Vice President, Manufacturing. On April 27, 2009, Mark J. Hawkins became Executive Vice President and Chief Financial Officer of the Company, and Mr. Bass resigned from his position as Interim Chief Financial Officer of the Company. The information in this discussion provides perspective and narrative analysis relating to, and should be read along with, the executive compensation tables and discussion contained below, beginning on page 44.

Summary of Executive Compensation Decisions in Fiscal 2010

As a result of the challenging economic and market environment in fiscal 2010 and the overall negative impact on the Company's business and financial results, the Compensation Committee took several steps with respect to the compensation of our Named Executive Officers:

- *No Increases in Base Salary.* Based on a consideration of a number of factors, including the general state of the economy and our performance, the base salaries of our executive officers were not increased in fiscal 2010.
- *Temporary Base Salary Reductions.* Each of our executive officers' base salaries were temporarily reduced by 10% beginning in February 2009. The salary reduction was removed effective December 2009.
- *EIP Payouts Below Target Amounts.* Payouts under our EIP were below target amounts in fiscal 2010 due to the Company's financial performance.

Authority for Executive Compensation Decisions

As of the end of fiscal 2010, the Compensation Committee consisted of three independent, nonemployee directors as defined by the listing standards of The NASDAQ Stock Market: Steven M. West (Chairman), Sean M. Maloney and Dr. Per-Kristian Halvorsen. Crawford W. Beveridge also served on the Compensation Committee during fiscal 2010 prior to his resignation from the Compensation Committee in June 2009 in connection with becoming the Chairman of our Board of Directors.

The Compensation Committee has the authority to approve the objective and structure of our compensation programs for our executive officers, including Named Executive Officers. The Compensation Committee is responsible for ensuring that our executive officer compensation programs are effectively designed, implemented and administered with sound corporate governance practices. The Compensation Committee aligns its decisions with our overall compensation objectives, and seeks to balance pay with performance and potential compensation risks to ensure long-term enhancement to our stockholder's investments. The Compensation Committee's charter and additional information about the Compensation Committee are available at *www.autodesk.com* under "Investors—Corporate Governance."

The Compensation Committee annually reviews and approves compensation for our Chief Executive Officer ("CEO") and President and other executive officers. This includes base salaries, cash incentive awards, equity grants, employment agreements, severance arrangements, change in control provisions, as well as any other benefits or compensation arrangements. In determining our CEO's compensation, the Compensation Committee solicits input from the full Board of Directors before making final decisions.

In addition, the Board of Directors has delegated to the Compensation Committee authority to grant stock options, restricted stock units and other equity grants to Autodesk's executive officers and other employees.

Role of Company Management in Compensation Decisions

The Compensation Committee sets compensation for our executive officers, including our Named Executive Officers. Certain officers such as our CEO, Senior Vice President of Human Resources and Corporate Real Estate, the vice president responsible for compensation and benefits, and other employees from our Human Resources, Finance, and Legal organizations may assist and support the Compensation Committee by, for example, developing compensation proposals for Compensation Committee consideration, analyzing competitive compensation information, and providing analyses of the status of compensation programs such as levels of equity ownership held by executive officers and gains in equity holdings that remain contingent upon subsequent vesting provisions. However, these individuals do not have decision-making authority in regards to executive officer compensation, and our CEO is not present during the Compensation Committee's deliberations or voting on his compensation.

Our CEO annually reviews the performance of our other executive officers, including the other Named Executive Officers, with our Compensation Committee. As part of this review, the CEO recommends salary adjustments, cash and equity incentive awards, promotions, and other compensation and benefits. The Compensation Committee reviews these recommendations, but has final authority to set these amounts in its discretion.

In all cases, ultimate discretion for the level, type and mix of executive compensation in total and for each individual executive officer rests with the Compensation Committee.

Use of Outside Consultants

While we may use compensation consultants to assist in the evaluation of CEO or executive officer compensation, the Compensation Committee has the sole authority to retain and terminate its own compensation consultant as it deems appropriate. The compensation consultant's role is to provide independent third-party advice to assist the Compensation Committee in evaluating and designing our executive compensation policies and programs. While the compensation consultant reports directly to the Compensation Committee, there is interaction between the compensation consultant and our employees as part of the process of providing executive compensation data to the Compensation Committee. In addition, the compensation consultant and our executive officers discuss overall Company goals and objectives.

The Compensation Committee also has authority to obtain independent advice and assistance from internal or external legal, accounting, or other advisers.

During fiscal 2010, the Compensation Committee engaged Towers Watson & Co. (formerly Towers Perrin) as its independent compensation consultant. During fiscal 2010, Towers Watson advised the Compensation Committee on executive compensation decisions, assisted in evaluating the peer group of companies the Compensation Committee uses to identify competitive compensation trends and levels (see "Benchmarking of Compensation" below) and provided relevant market data, including competitive and best practices.

In addition, we have contracted with the following compensation consulting firms to inform and assist the Compensation Committee's decisions on proper level, type and mix of executive compensation by providing benchmark data.

- Aon provided the Radford Executive Survey which set forth benchmark data and overall practice reports to inform the Compensation Committee's decisions on fiscal 2010 base salaries, incentive awards and equity grants for executive officers.
- Equilar provided benchmark compensation information based on a detailed analysis of recently filed proxies from companies in our peer group (see "Benchmarking of Compensation" below). This was an additional source of information used to inform the Compensation Committee's decisions on fiscal 2010 base salaries, incentive awards and equity grants for executive officers.

Benchmarking of Compensation

To ensure that our executive compensation practices, including base salaries, target incentive awards, and equity grants are competitive and meet our compensation objectives, the Compensation Committee uses the independent third-party executive compensation data and services referenced above. The data and services reviewed by the Compensation Committee provide information on the compensation practices of a group of companies in our industry as well as competitors for executive talent (collectively, our "peer group").

The Compensation Committee uses the compensation information about the pay practices of our peer group, and broader technology industry practices, to assist it in its decisions about overall compensation, the elements of compensation, the amount of each element of compensation, and relative compensation among our executive officers. Specifically, we set the total compensation target for each of our executive officers to be within the range of total compensation packages for similar jobs offered by companies in our peer group. In practice, actual compensation awards may be above or below that typical of the peer group, depending on Company performance and individual experience, skills and performance of each executive officer. We believe that targeting the range of total compensation packages of our peer companies keeps our salary compensation competitive and within market norms, while also providing flexibility for increases in base salary for those executive officers demonstrating extraordinary leadership and contribution to the Company and particular skills or expertise. For fiscal 2010, our Named Executive Officers' compensation (base salary, short-term cash incentives target and equity-based compensation) in aggregate was within approximately 12% of similar compensation pay for similar positions with companies in our peer group.

For fiscal 2010, the companies in our peer group are listed below. These companies all have headquarters located in the San Francisco Bay Area, with the exception of BMC Software with headquarters in Houston, Texas; CA, Inc. with headquarters in Islandia, New York and EMC Corporation with headquarters in Hopkinton, Massachusetts.

Adobe Systems Incorporated	Electronic Arts, Inc.
BMC Software, Inc.	Intuit, Inc.
CA, Inc.	McAfee, Inc.
Cadence Design Systems Inc.	NetApp, Inc.
Citrix Systems, Inc.	Symantec Corporation
eBay, Inc.	VMware, Inc.
EMC Corporation	Yahoo, Inc.

Our peer group is reviewed and updated, as necessary, each year to ensure that the comparisons are meaningful. Several factors are considered in selecting our peer group, including industry, products and services offered, revenue level, geographic location, and competitors for executive talent in our labor markets. Our peer group was expanded between fiscal 2009 and fiscal 2010 to include five key competitors for executive talent—CA, Inc., Citrix Systems, Inc., EMC Corporation, McAfee, Inc., and VMware, Inc. In addition, two companies were removed from the peer group list—BEA Systems, Inc. was removed due to its merger with Oracle, and Synopsys, Inc. was removed due to its revenue level.

Elements of Executive Compensation Programs

Autodesk's executive compensation program has three key components: (1) base salary, (2) short-term cash incentives, and (3) long-term equity incentives. The Company also provides a comprehensive benefits program and, under certain circumstances, severance. These programs are designed to attract, retain, and motivate highly effective executive officers to achieve our business goals and improve stockholder value, by linking compensation to our overall strategic and financial performance, while seeking to ensure that our executive officers do not take unnecessary or excessive risks that could harm the Company and our stockholders. These programs are also intended to mitigate potential conflicts between incentives that benefit any one executive to the detriment of the Company and our stockholders. Although the amount and mix of each of these three key components generally are determined by objective assessment, the Compensation Committee retains and exercises judgment and subjective assessments in its ultimate compensation decisions.

Base Salary

Our base salary component provides fixed annual cash compensation set at a competitive level that recognizes the scope, responsibility and skills required of the position. Each of our executive positions is assigned to an executive salary grade level and associated pay range based on an internal assessment of each position's impact and scope of responsibility. The midpoints of the salary ranges are developed to reflect the increasing scope of responsibility at progressively higher executive levels and to remain competitive within our peer group. The midpoint of each range generally falls in the middle range of pay for similar jobs within our peer group. In general, an executive officer who is new or less experienced in his or her role will be paid lower in the range than an executive officer who has demonstrated proven performance in his or her role for many years, is highly proficient in the skills required for his or her role and applies those skills to very high levels of achievement.

We believe that generally targeting the overall range of salary compensation of our peer group keeps our salary component competitive and balanced, and provides the Compensation Committee the flexibility to increase compensation in its discretion. Base salary compensation is a reliable source of income for our executive officers and an important part of retaining our executive officers, and is not subject to the variability of the short-term cash incentive and long-term equity incentive components of our executive compensation programs.

Base salaries for executive officers are set annually by the Compensation Committee, typically at its March meeting. Promotion or any appropriate adjustments required during the year may be approved at other meetings.

In March 2009, the Compensation Committee considered the benchmark analysis of base salary of our peer group, the salary levels of comparable jobs in our peer group, our CEO's assessment of each executive officer's experience, skills and performance level, the general state of the economy and the Company's performance. For the CEO, the Compensation Committee consulted the full Board of Directors to conduct a similar assessment of his experience, skills and performance.

Based on those factors in aggregate, our executive officers' salaries were not increased in fiscal 2010. Rather, starting in February 2009, the Company temporarily reduced each of our executive officers' base salaries by 10%, including all of our Named Executive Officers. This action was taken in light of the global economic downturn and as a cost savings measure. This salary reduction was removed during December 2009, without retroactive or catch-up compensation of such base salary reduction. The reduction was originally scheduled to remain in effect for six months, but in light of the Company's financial situation at that six-month mark, the reduction was kept in place for another four months. After it became increasingly clear that the Company's business was stabilizing, the salary reduction was removed.

Mr. Hawkins was appointed Executive Vice President Finance and Chief Financial Officer in March 2009. In consultation with Towers Watson and following review of the factors discussed above in aggregate, the Compensation Committee set Mr. Hawkins's initial base salary at $525,000.

Short-term Cash Incentives—EIP

Our EIP is an annual cash incentive plan intended to motivate and reward participants to ensure Autodesk achieves its annual financial and non-financial objectives. We have structured our EIP to qualify as deductible "performance-based" compensation within the meaning of Section 162(m) of the Internal Revenue Code, provided that certain steps are taken each year, including the Compensation Committee approving a mix of revenue growth and non-GAAP operating margin. If such steps are not taken by the Compensation Committee, our EIP still acts as a bonus plan, but without qualifying as deductible "performance-based" compensation within the meaning of Section 162(m) of the Internal Revenue Code.

Due to volatile and unpredictable global economic conditions at the beginning of fiscal 2010, the Compensation Committee did not take steps under our EIP to create qualifying deductible "performance-based" compensation within the meaning of Section 162(m) of the Internal Revenue Code. Consequently, bonuses paid under our EIP would not have qualified as "performance-based" compensation within the meaning of Section 162(m).

In order to provide some competitive short-term compensation for executive officers, in April 2009, the Compensation Committee determined that executive officer EIP bonuses would be funded under a bonus program generally available to our non-executive officer employees. This plan is known as the Autodesk Incentive Plan, or AIP. Our AIP generally provides greater flexibility in setting financial targets for funding, including setting financial targets during the fiscal year. The bonuses paid to our executive officers for fiscal 2010 were paid through our EIP, but funded based on targets established for our AIP. We adopted this structure for fiscal 2010 in order to allow for appropriate short-term cash incentives in light of a volatile and unpredictable global economic environment. This action also preserved the Company's Equity Incentive Deferral Plan, which is discussed on page 41 and is dependent on bonuses being paid through the Company's EIP. Funding of the EIP, was therefore dependent on the AIP and achievement of certain revenue and non-GAAP operating margin levels for each of the first and second halves of fiscal 2010. Details of those amounts are provided below. The Non-GAAP operating margin for fiscal 2010 excluded certain costs and expenses, including stock-based compensation expense, amortization of certain purchased intangibles, restructuring charges and goodwill impairment charges. We believe that the use of a non-GAAP operating margin rather than a GAAP operating margin focuses our executive officers on the on-going operations of our business and encourages long-term growth strategies such as acquisitions and in-process research and development investments.

Elements of EIP performance criteria include financial performance targets and individual performance. All participants share the same financial performance goals, which are focused on annual revenue growth and profitability, as described in greater detail below. All participants also have annual non-financial unique individual performance goals that consist of specific business objectives and management effectiveness goals. Although the financial performance targets are objective and quantitative, the individual performance goals are subjective, qualitative and permit the Compensation Committee to use discretion in determining the success of these criteria.

For fiscal 2010, the Compensation Committee set financial performance targets that increased funding with an increase of revenue and non-GAAP operating margin. For each of the first and second halves of fiscal 2010 the following represents funding at two financial performance levels. Anything below the "Baseline Performance" target would have resulted in less than 65% funding, and anything above the "Stretch Performance" target would have resulted in more than 100% funding.

First Half of Fiscal 2010 Targets ("Baseline Performance"—funding at 65% of target funding)

- Revenue: $840 million
- Non-GAAP Operating Margin: 12.4%

First Half of Fiscal 2010 Targets ("Stretch Performance"—funding at 100% of target funding)

- Revenue: $840 million
- Non-GAAP Operating Margin: 16.0%

Second Half of Fiscal 2010 Targets ("Baseline Performance"—funding at 65% of target funding)

- Revenue: $860 million
- Non-GAAP Operating Margin: 17.6%

Second Half of Fiscal 2010 Targets ("Stretch Performance"—funding at 100% of target funding)

- Revenue: $860 million
- Non-GAAP Operating Margin: 22.0%

The Compensation Committee also set target award amounts for each eligible participant.

For the first half of fiscal 2010, the Company's revenue was approximately $841 million and non-GAAP operating margin was approximately 14%. For the second half of fiscal 2010, the Company's revenue was approximately $873 million and non-GAAP operating margin was approximately 19%. The achievement of these financial targets resulted in an overall annual bonus funding at 82% of the otherwise target bonuses which are described below. In addition, the Compensation Committee increased such amount by 8% in recognition of a challenging fiscal year that required a significant commitment from its executive officers and employee base, and an increasingly stabilizing business as the year progressed.

For fiscal 2010, the Compensation Committee assessed each participant's individual goals, including management effectiveness and achievement of developmental goals, as well as organizational goals. Based on these factors, including the financial performance targets outline above, a participant may receive an actual bonus that is larger or smaller than his or her target award amount, or may receive no bonus whatsoever. The actual award for executive officers reflects a combination of the target award, financial performance, and assessment of the individual's performance during the year, and reflects the discretionary authority of the Compensation Committee.

- *Target Awards*

Each executive officer is assigned a target award based on his or her salary grade. These targets are percentages of such executive officer's salary, and range from 100% in the case of our CEO to 16.7% in the case of our Executive Vice President, Sales and Services. These targets are set against each executive officer's standard annualized base salary, without taking into account the temporary base salary reductions in effect during fiscal 2010. An executive officer may receive amounts below or above this target award. Target awards and maximum eligible payouts for our Named Executive Officers under the EIP were each approximately:

Participant	Target EIP (percent of Base Salary*)	Maximum EIP (percent of Base Salary*)
Carl Bass, Chief Executive Officer and President	100.0%	190.0%
Mark J. Hawkins, Executive Vice President & Chief Financial Officer	75.0%	142.5%
George M. Bado, Executive Vice President, Sales and Services	16.7%	31.7%
Jay Bhatt, Senior Vice President, Architecture, Engineering and Construction	60.0%	114.0%
Robert L. Kross, Senior Vice President, Manufacturing	60.0%	114.0%

* The term Base Salary refers to an executive's standard annual base salary without taking into account the temporary reduction to all executive officers' base salaries in effect during a portion of fiscal 2010.

- *Actual Awards to Individuals*

As discussed above, the Compensation Committee determines the actual awards based not only on the financial performance targets discussed above, but also on an evaluation of each individual's performance. The Compensation Committee makes these determinations using its discretion, and the Compensation Committee does not specifically weight any particular factor nor apply any prescribed formula in determining the amount of the actual awards.

At its March 2010 meetings, the Compensation Committee reviewed our financial performance and the individual performance of each of our Named Executive Officers for fiscal 2010. In light of the global economic slowdown and the resulting negative impact on the Company's financial results for fiscal 2010, the Compensation Committee determined that the EIP awards for all Named Executive Officers other than Mr. Bhatt, would be made at less than the target amounts. The achievement of the financial performance targets resulted in an overall annual bonus funding at 82% of the target bonus amounts.

In addition, in determining the amount of each executive officer's individual award, the Compensation Committee modestly increased payout amounts, by approximately 8% in the aggregate, based upon the individual performance of each executive officer, the recognition of a challenging fiscal year that required a significant commitment from executive officers and the successes which resulted in increasing stabilization of our business as the year progressed. During fiscal 2010, our executive officers were asked to significantly decrease costs, stabilize revenue and make difficult restructuring and resource allocation decisions while reversing a revenue decline in a difficult economic environment. The determination that Mr. Bhatt's EIP award should be paid above the target amount reflects Mr. Bhatt's leadership role during the recent difficult economic period.

Accordingly, at its March 2010 meeting, the Compensation Committee approved EIP payouts for Named Executive Officers approximately as follows:

Participant	Approved EIP Payout percent of Base Salary*
Carl Bass	90.0%
Mark J. Hawkins	66.7%
George M. Bado	10.4%
Jay Bhatt	85.7%
Robert L. Kross	55.6%

* The term Base Salary refers to an executive's standard annual base salary without taking into account the temporary reduction to all executive officers' base salaries in effect during a portion of fiscal 2010.

Details of these amounts can be found in the "Executive Compensation—Summary Compensation Table and Narrative Disclosure" below.

Short-term Cash Incentive—Autodesk Sales Compensation Plan

In addition to at-risk compensation under the EIP, Mr. Bado, our Executive Vice President, Sales and Services, has a portion of his targeted cash compensation tied to sales commissions based on achievement of specific revenue and contribution margin objectives. For fiscal 2010, his commission-based cash incentive target was set at approximately 38% of his overall targeted cash compensation, which includes base salary (without taking into account the temporary base salary reduction in effect during a portion of fiscal 2010) and short term cash incentives (EIP and commission-based cash incentive). Of this 38% target, approximately 34% related to the achievement of a specific revenue objective, and approximately 4% related to specific contribution margin objective. Payouts for the revenue objective target set for Mr. Bado did not have a pre-set maximum limit, although the payouts for the contribution margin objective did have a preset maximum limit equal to the target amount. For fiscal 2010, the Company's revenue exceeded the target set for Mr. Bado, which was the target set for our EIP, noted above. In addition, Mr. Bado exceeded the contribution margin target set for him. The contribution margin target set for Mr. Bado in fiscal 2010 was lower than the contribution margin set for Mr. Bado in fiscal 2009. Given the financial challenges that the Company faced in fiscal 2010, the Company believes that targets set for Mr. Bado's commission-based cash incentive represented a reasonable but achievable target. As a result of Mr. Bado exceeding these targets, Mr. Bado's actual commission-based cash incentive was approximately 54% of his overall actual cash compensation. Details of the amounts paid to Mr. Bado as sales commissions can be found in the table below, as well as in the "Executive Compensation—Summary Compensation Table and Narrative Disclosure" below.

	Target Short Term Cash Incentive Compensation	Percent of Target Short Term Cash Incentive Compensation	Actual Short Term Cash Incentive Compensation	Percent of Actual Short Term Cash Incentive Compensation
Sales commissions—revenue	$300,000	71.5%	$527,281	85.4%
Sales commissions—contribution margin	40,000	9.5%	40,000	6.5%
EIP*	80,000	19.0%	50,000	8.1%
	$420,000	100.0%	$617,281	100.0%

* Mr. Bado made an election in December 2009 to defer 50% of his fiscal 2010 EIP bonus under the Equity Incentive Deferral program. Although Mr. Bado's target EIP is based on a cash amount, the actual amount he was paid was split into $25,000 and 1,129 restricted stock units in accordance with the Equity Incentive Deferral program. See the discussion of the Equity Incentive Deferral Plan on page 41 for further details.

Long-term Incentives—Equity-based Compensation

Equity awards provide employees and executive officers the opportunity to be rewarded for increases in our stock price, which we believe aligns the interests of our employees and executive officers with those of our stockholders. In fiscal 2010, executive officers were granted a mix of stock options and restricted stock units. Stock options remain our primary equity vehicle and are intended to direct executive attention to the importance of sustained, long-term revenue growth and profitability. Restricted stock units were granted as an additional retention tool to provide compensation to our executive officers despite the volatility of our stock price. Both stock options and restricted stock units are commonly used equity awards in the software and technology industry, and have become integral components of competitive compensation in our industry. Vesting periods encourage employees and executive officers to remain with the Company and focus on longer-term results.

In determining actual grants of stock options and restricted stock units to executive officers, the Compensation Committee considers several factors, including the unvested option and restricted stock unit position of each executive officer, the value of those options and restricted stock units compared to other Company executive officers, the mix of incentives between options and restricted stock units, competitive pay practices within our peer group and the individual performance of the executive officer.

The Compensation Committee uses "new hire," "promotion," and "ongoing" stock grant guidelines in determining the appropriate size of grants. The stock grant guidelines reflect the range of typical competitive practices of our peer group. The Compensation Committee has authority to exceed these guidelines within the limits prescribed under the stock plan approved by stockholders. The current stock plan limits any individual option grant to 1,500,000 shares and any restricted stock grant (including restricted stock units) to 300,000 shares, except grants to individuals in their first fiscal year of service. In that case, the limit is 3,000,000 shares for an option grant, and 600,000 shares for a restricted stock awards (including restricted stock units).

At its March 2009 meeting, the Compensation Committee reviewed the factors discussed above and awarded options to the Named Executive Officers based on individual performance and grant values of our peer group for comparable executive officers. At its December 2009 meeting, the Compensation Committee granted restricted stock units to our executive officers. These grants were made in order to provide the long-term incentives that are a critical element of the Company's compensation mix and to provide a balance to the Company's use of stock options in a difficult economic and market climate. In addition, in connection with his appointment as Executive Vice President and Chief Financial Officer and based on the factors discussed above, Mr. Hawkins received an option award and a restricted stock unit award. Please see "Executive Compensation—Grants of Plan-Based Awards in Fiscal 2010," below for grants made to our Named Executive Officers during fiscal 2010.

Although long-term incentives through equity awards represented a significant portion of most of our Named Executive Officers' total fiscal 2010 compensation, it represents a variable component of compensation for which full value may not be realized due to stock market conditions, availability of trading windows, vesting conditions, expiration of the awards and the like.

Please see further discussion on page 40 regarding our equity plans and practices.

Pay Mix

In order to focus our executive officers on achieving superior annual and long-term performance, we have structured our executive officers' compensation mix so that the majority of their compensation is contingent on achieving or surpassing our annual goals and achieving superior returns for our stockholders.

Total Annual Cash Compensation

Total annual cash compensation is made up of a base salary and the short-term cash incentives described above. The ratio of an executive's base salary and short-term cash incentive target reflects the strong importance that we place on superior performance and achievement. Most of our Named Executive Officers have a significant portion of his or her annual eligible cash compensation contingent on corporate and individual performance.

Total Equity Compensation

In addition, we want our executive officers focused on long-term achievements that build value for our stockholders. Consistent and prolonged appreciation of our stock price and the building of Company market capitalization are key measures of success. We use stock option and restricted stock unit awards to align our executive officers and their efforts with the goals and interests of our stockholders. Because our executive officers and their decisions and judgment are critical to our long-term success, the majority of their overall compensation is aligned with Company and stockholder value creation.

Actual Pay Mix for Fiscal 2010

For fiscal 2010, the pay mix of our three components of compensation for the Named Executive Officers is shown below. The pay mix generally reflects our objective of providing a large portion of our executive officers' compensation through long-term equity compensation. Naturally, this mix varies depending on a number of factors, including stock price changes, overall Company performance and individual performance. Amounts in the chart below are based on what was paid or granted during fiscal 2010. Base salary is the amount of each Named Executive Officer's actual annual base salary. Short-term cash incentive is the actual EIP bonus payout and sales commissions in the case of Mr. Bado. Long-term equity incentive amounts represent aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718, *Compensation—Stock Compensation* ("ASC 718"). These amounts do not necessarily correspond to the actual value that will be realized by the Named Executive Officers upon exercise or sale of the awards. In addition, our officers may from time to time receive other compensation as described in more detail in "Executive Compensation—Summary Compensation Table," below.

With the exception of Mr. Bado, long-term equity incentive compensation constitutes a majority of our Named Executive Officers' overall compensation in fiscal 2010. For our Named Executive Officers, overall cash compensation for fiscal 2010 was roughly equal between base pay and short-term cash incentives. This mix between fixed base salary and cash incentives is comparable to that for similar positions reviewed in our peer group.



Pay Mix - Annual Compensation
Carl Bass, Chief Executive Officer and President
Mark J. Hawkins, Executive Vice President and Chief Financial Officer
George M. Bado, Executive Vice President, Sales and Services
Jay Bhatt, Senior Vice President, Architecture, Engineering & Construction
Robert L. Kross, Senior Vice President, Manufacturing
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Base Salary
Short-Term Cash Incentives
Long-Term Equity Incentives

Proxy Materials

Perquisites and Other Benefits

Benefits

We offer a variety of benefits programs to all employees, including executive officers. The benefits that our executive officers receive are the same as those of other full-time employees in the same geography. For example, in the United States, benefits include medical, vision, dental, employee and dependent life insurance, employee and dependent accidental death and dismemberment insurance, short-term disability, long-term disability, and financial programs such as a 401(k) plan and flexible spending accounts. We also reimburse employees for certain types of relocation expenses.

Nonqualified Deferred Compensation

United States-based executive officers are eligible to participate in our Nonqualified Deferred Compensation Plan. The plan is designed to allow eligible employees to make pretax contributions through compensation deferrals to the plan and receive tax-deferred investment returns on the contributions similar to the 401(k) plan. This benefit is incremental to the 401(k) plan and is available to a limited group of United States-based officers. The assets of our Nonqualified Deferred Compensation Plan are held in a rabbi trust. Similar to the 401(k) plan, earnings are not guaranteed.

Perquisites

From time to time, when deemed appropriate by the Compensation Committee, we provide certain executive officers perquisites that we believe are either competitively prudent or in the Company's best interest. In fiscal 2010, we provided Mr. Hawkins, our Executive Vice President and Chief Financial Officer, with certain living expenses due to the distance between his home, at the time we hired him in fiscal 2010, and the Company's headquarters. Please see "Executive Compensation—Summary Compensation Table," below for the aggregate amount of such perquisites. Otherwise, we do not, as a general practice, provide benefits or special considerations to our executive officers that we do not provide to other employees.

Equity Granting Practices and Policies

Equity Grant Process

In fiscal 2010, stock options and restricted stock units were the only equity grants made to our executive officers. All equity grants to executive officers are made by the Compensation Committee. Approval of annual stock option grants for executive officers occurred at the Compensation Committee's quarterly meeting in March 2009, and approval of grants of restricted stock units to executive officers occurred at the Compensation Committee's quarterly meeting in December 2009. In addition, grants were made in April 2009 to Mr. Hawkins, our Executive Vice President and Chief Financial Officer as part of his "new hire" compensation package, as well as in June 2009 to Mr. Bhatt in recognition of his leadership role during the recent difficult economic period. In March 2010, the Compensation Committee also approved grants of restricted stock units in connection with the Equity Incentive Deferral Plan described below, for EIP awards made in March 2010, relating to fiscal 2010.

Historically, the Compensation Committee has approved equity grants to newly-hired executive officers at its first quarterly meeting following the executive officer's hire date, although the Compensation Committee may also approve equity grants to newly-hired executive officers at the Compensation Committee meeting at which the appointment of the new executive officer is approved. The Compensation Committee also approves promotion grants at the Compensation Committee meeting at which the promotion is approved, or at the next quarterly Compensation Committee meeting following the promotion.

Equity Incentive Deferral Plan

In fiscal 2009, the Compensation Committee approved and adopted the Autodesk, Inc. Equity Incentive Deferral Plan (the "Deferral Plan") in order to encourage our executive officers to maintain equity ownership in the Company, which we believe aligns the interests of our executive officers with those of our stockholders. Under the Deferral Plan, eligible executive officers, including certain Named Executive Officers, may elect to defer up to 50% of their cash incentive award earned under the EIP, and have any such deferred amounts granted in the form of restricted stock units (the "Base RSUs"). The Base RSUs are fully vested as of the date of grant and have a distribution date on or about the third anniversary of the grant date. As an incentive for participating in the Deferral Plan, for every three Base RSUs purchased by a participating executive, the Company issues one additional restricted stock unit (the "Premium RSUs"). The Premium RSUs are granted with a vesting date and a distribution date on or about the third anniversary of the grant date.

Executive officers may make an election to participate in the Deferral Plan no later than the end of the calendar year immediately prior to the year in which such services are to be performed.

Equity Grant Policies

Our Board of Directors has established the following policies to govern the granting of equity awards:

- *Limitation on Number of Equity Awards Granted*

For fiscal 2010, the aggregate number of shares underlying equity awards granted under our 2008 Employee Stock Plan was limited to no more than 3.5% of our outstanding Common Stock as of the end of fiscal 2009. The 3.5% limitation calculation was based on gross awards and is not net of cancellations. In calculating whether the 3.5% limitation had been reached, no equity awards issued in connection with a merger, acquisition, or similar business combination or the appointment of new senior executive officers, such as a chief executive officer, chief financial officer, or chief operating officer, were included in the calculation for total shares granted. In addition, each restricted stock unit granted is counted as two shares toward this limitation. For fiscal 2010, the aggregate number of equity grants represented less than 3.5% of our common shares outstanding as of January 31, 2010.

- *Prohibition Against Stock Option Repricing*

Repricing of stock options is prohibited without stockholder approval. This restriction exists in all of our equity plans, including our 2008 Employee Stock Plan and 2010 Outside Directors' Stock Plan. A similar policy was in place for our prior employee stock plan.

- *Nonstatutory Stock and Incentive Stock Options*

In general when issuing options, we issue only nonstatutory stock options to employees and executive officers, with the exception of grants to those executive officers subject to the stock ownership guidelines described below. We have limited our use of incentive stock options (ISOs) because of the heavier financial burden they place on the Company. However, because ISOs provide special tax advantages to the recipient if the stock is held for a certain period of time following exercise, we provide ISOs to certain executive officers to facilitate their meeting our stock ownership guidelines discussed below. ISOs are granted to these few individuals only to the extent allowable by applicable Internal Revenue Code limits. Any excess options are nonstatutory stock options.

- *Stock Option Grant Exercise Price*

For fiscal 2010, the exercise price for stock option grants equaled the fair market value of the Company's Common Stock on the date of grant. This is defined as the closing price quoted on the NASDAQ Global Select Market on the grant date.

- *Stock Grant Vesting and Expiration*

  All stock options granted in fiscal 2010 vest according to the nature of the grant and the level of the recipient. All stock options granted to employees in fiscal 2010, expire seven years from the date of grant.

  - *Executive Officer and all other vice president stock option grants* (new hire, promotion and performance grants) have four-year vesting, with one-fourth of the total grant vesting on each grant anniversary date for four years.
  - *Other non-vice president stock option grants* have three-year vesting, with one-third of the total grant vesting on each grant anniversary date for three years.
  - *Standard new hire stock option grants (50 to 100 shares, depending on country)* vest in full on the one-year anniversary of the grant date.

Typically, restricted stock units granted to our executive officers vest in full on or about the third anniversary of the grant date. The restricted stock unit grants to executive officers in December 2009 vest in full on or about the second anniversary of the grant date.

Stock Ownership Guidelines for Executive Officers and Prohibition on Hedging

The Board of Directors believes that stock ownership by executive officers is important to tie the risks and rewards inherent in stock ownership of the Company to our executive officers. Consequently, the Board of Directors has adopted voluntary guidelines for executive officer stock ownership. These voluntary ownership guidelines provide that executive officers are encouraged to hold a fixed number of shares for each level of executive officer rather than a multiple of salary. This requirement is intended to create clear guidelines that tie a portion of our executive's net worth to the performance of our stock price.

The current stock ownership guidelines are as follows:

Position	Ownership Guidelines
Chief Executive Officer	100,000 shares
Executive Vice President	30,000 shares
Senior Vice President	15,000 shares

These voluntary stock ownership guidelines are applicable only to those executive officers who are also subject to Section 16 of the Exchange Act. Our executive officers have four years from either December 2008 or the promotion to a new, higher-level position, whichever is later, to achieve the recommended levels of stock ownership to comply with these voluntary stock ownership guidelines. The executive can achieve the recommended levels through exercising vested stock options or by purchasing stock either in the open market or through the Employee Stock Purchase Plan. For purposes of achieving the voluntary stock ownership guidelines, both vested and unvested restricted stock and restricted stock units are counted towards the voluntary guidelines. As of the end of our fiscal 2010, all Named Executive Officers met the voluntary stock ownership guidelines outlined above.

Under the Company's insider trading policy, all members of the Board of Directors and executive officers are prohibited from trading put and call options relating to the Company's stock, or in making "short sales" of the Company's stock.

Tax and Accounting Considerations

In designing our compensation programs, we have considered tax and accounting implications, including the following.

- *Accounting for Stock-Based Compensation*—We account for stock-based compensation in accordance with the requirements of ASC 718. We also take into consideration ASC 718 and other generally accepted accounting principles in determining changes to policies and practices for our stock-based compensation programs.
- *Executive Change in Control Program*—We have structured our Executive Change in Control program so that in the event payment of benefits constitutes a "parachute" payment under Section 280G of the Internal Revenue Code, we will revise and limit the payment so that we do not incur additional tax burden on behalf of the participant. For more information, refer to the "Executive Change in Control Program" section on page 52.
- *EIP*—The EIP is structured to comply with the requirements of Section 162(m) of Internal Revenue Code, which allow certain payments under the plan to be deductible for federal income tax purposes. As discussed above, in fiscal 2010, our EIP was funded by our AIP, and the tax benefits otherwise available under our EIP were not available to us, because we did not meet the conditions required under Section 162(m) of the Internal Revenue Code.
- *Equity Incentive Deferral Plan*—The Equity Incentive Deferral Plan is structured to comply with the requirements of Section 409A of the Internal Revenue Code, which imposes limitations and conditions on nonqualified deferred compensation plans and arrangements, including requirements relating to when amounts under such plans may be made, acceleration of benefits, and the timing of elections under such plans.

Post-Employment Obligations

Employment Agreement with Mr. Bass

The Company has entered into an employment agreement with Carl Bass, our Chief Executive Officer and President. Throughout fiscal 2010, this agreement provided general protection for Mr. Bass in the event of termination without cause or resignation for good reason (including change of control). We believe that Mr. Bass's employment agreement provided a valuable tool to retain his services during fiscal 2010. We believe that the protections afforded to him in the event of a change of control provide us with an increased level of confidence that he will remain with the Company up to and for some period of time after a change of control. This in turn provides continuity in the event of a change in control, which we believe may ultimately enhance stockholder value, and discourages benefits simply for consummating a change in control in the Company. Details of the agreements for Mr. Bass can be found beginning on page 52.

Executive Change in Control Program

In March 2006, the Board of Directors approved an amended Executive Change in Control Program, in an effort to ensure the continued service of our key executive officers in the event of a future change of control of the Company. In December 2008, the Board of Directors approved an amended and restated Executive Change in Control Program which updated the Executive Change in Control Program approved in March 2006 to conform to certain new tax provisions. Each Named Executive Officer, among other employees, participates in the Executive Change in Control Program.

We believe that the Executive Change in Control Program provides us with a valuable tool to retain the services of our executive officers and provides us with an increased level of confidence that our executive officers will remain with the Company for some period of time after a change in control. This in turn provides continuity in the event of a change in control, which we believe may ultimately enhance stockholder value, and discourages benefits simply for consummating a change in control of the Company.

Please see "Executive Compensation—Change in Control Arrangements and Employment Agreements," below for more information regarding the Executive Change in Control Program and potential payments in connection with terminations occurring after a change in control.

Compensation Committee Report

The Compensation and Human Resources Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation and Human Resources Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION AND HUMAN RESOURCES
COMMITTEE OF THE BOARD OF DIRECTORS

Steven M. West, Chairman
Per-Kristian Halvorsen
Sean M. Maloney

Compensation Practices and Risk

Our Compensation Committee, in consultation with Towers Watson, has reviewed and discussed the concept of risk as it relates to our compensation program and the Committee does not believe our compensation program encourages excessive or inappropriate risk taking for the following reasons:

- Our use of different types of compensation vehicles that provide a balance of long and short-term incentives with fixed and variable components.
- Our stock options and restricted stock units typically vest over a multi-year period, and our stock options remain exercisable from four to seven years from the date of grant, encouraging participants to look to long-term appreciation in equity values.
- The metrics used to determine the amount of a participant's bonus under our incentive bonus plan included Company-wide metrics. These Company-wide metrics include revenue and operating margin financial measures, which encourages profitable revenue.
- Our Compensation Committee retains discretion to modify, reduce or to eliminate incentive bonuses that would otherwise be payable based on actual financial performance.
- Our system of internal control over financial reporting, code of business conduct, and whistle-blower program, among other things, reduce the likelihood of manipulation of our financial performance to enhance payments under our incentive bonus plans.

In order to focus our employees on achieving superior annual and long-term performance, we have structured the compensation mix of our employees so that a meaningful amount of their compensation is contingent on achieving or surpassing our annual goals and achieving superior returns for our stockholders.

Summary Compensation Table and Narrative Disclosure

This narrative discussion, as well as the table and footnotes below, provide a summary of our Named Executive Officers' compensation for the fiscal years ended January 31, 2010, 2009 and 2008. The Named Executive Officers are Carl Bass (Chief Executive Officer and President), Mark J. Hawkins (Executive Vice President and Chief Financial Officer), and the next three most highly compensated individuals who were serving as executive officers of Autodesk on January 31, 2010, the last day of our most recent fiscal year. For information on our compensation objectives, see the discussion under the heading "Compensation Discussion and Analysis."

Salary—Named Executive Officers are paid a salary which reflects the dollar value of cash base salary earned by each executive during the relevant fiscal year. We did not provide equity or other non-cash items to our Named Executive Officers as salary compensation during fiscal 2010, 2009 or 2008.

Stock Awards and Option Awards—The value of restricted stock unit awards and option awards included in the "Stock Awards" and "Option Awards" columns of the following table represents the grant date fair value of stock and option awards granted during the fiscal year. The assumptions used in the valuation of these awards are set forth in Note 1, "Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements in our fiscal year 2010 Annual Report on Form 10-K filed on March 19, 2010. These amounts do not correspond to the actual value that will be realized by the Named Executive Officers upon the vesting of restricted stock units, the exercise of stock options, or the sale of the Common Stock underlying such awards.

Equity and Non-Equity Incentive Plan Compensation—Non-equity incentive plan compensation represents (1) amounts earned for services performed during the relevant fiscal year pursuant to our EIP for all executive officers shown except for Mr. Bado, and (2) amounts earned for services performed by Mr. Bado pursuant to Autodesk's EIP and for sales commissions earned, as shown below. Amounts earned under our EIP are paid in cash unless a participant elects to defer a portion of the earned amount as restricted stock; see note (e) below and "Compensation Discussion and Analysis—Equity Granting Practices and Policies," above for more information on these deferrals. The amounts shown in the Non-Equity Incentive Plan Compensation column below reflect the total cash amounts awarded and the amounts shown in the Equity Incentive Plan Compensation column reflect the grant date fair value of restricted stock units granted in lieu of cash due to the participant's decision to defer into restricted stock units a portion of the total EIP amount awarded. Cash amounts awarded under the EIP are awarded and payable in the first quarter of the following fiscal year.

All Other Compensation—This column represents all other compensation for the relevant fiscal year not reported in the previous columns, such as payment of relocation and temporary housing expenses, reimbursement of certain tax expenses, Autodesk's matching contributions to pre-tax savings plans, insurance premiums, personal gifts and related tax gross ups. In addition, this column includes reimbursement for tax issues arising from our voluntary stock option review during fiscal 2007 and fiscal 2008. Generally, unless the items included in this category exceed the greater of $25,000 or 10 percent of the total amount of perquisites received by such Named Executive Officer, each individual perquisite is not separately identified and quantified.

The Summary Compensation Table below presents information concerning the total compensation of our Named Executive Officers for the fiscal years ended January 31, 2010, 2009 and 2008. Mr. Hawkins, Mr. Bhatt and Mr. Kross were not Named Executive Officers prior to fiscal 2010; therefore, their compensation information is only presented for fiscal 2010.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (e)	Equity Incentive Plan Compensation ($) (f)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Carl Bass, Chief Executive Officer and President(a)	2010	$825,000	$ —	$ 562,560	$4,028,094	$ —	$810,000	$ 5,262	$6,230,916
	2009	883,333	—	1,447,040	4,466,280	—	775,000	4,078	7,575,731
	2008	783,333	—	—	5,867,775	—	800,000	22,415	7,473,523
Mark J. Hawkins, Executive Vice President and Chief Financial Officer(b)	2010	383,553	100,000	627,610	1,222,065	—	350,000	107,090	2,790,318
George M. Bado, Executive Vice President, Sales and Services(c)	2010	440,000	—	152,360	727,264	33,306	592,281	56,690	2,001,901
	2009	480,000	—	380,800	691,509	49,992	352,939	230,500	2,185,740
	2008	480,000	—	—	873,873	—	414,297	473,957	2,242,127
Jay Bhatt, Senior Vice President, Architecture, Engineering & Construction(d)	2010	320,833	—	152,360	778,425	199,951	150,000	46,259	1,647,828
Robert L. Kross, Senior Vice President, Manufacturing	2010	330,000	—	152,360	575,617	—	200,000	4,505	1,262,482

(a) Mr. Bass was Interim Chief Financial Officer from August 14, 2008 through April 26, 2009.

(b) Mr. Hawkins became Executive Vice President and Chief Financial Officer on April 27, 2009. Mr. Hawkins' new hire grants include stock and option awards valued at $475,250 and $1,222,065, respectively. Mr. Hawkins' fiscal 2010 other compensation includes a sign-on bonus of $100,000 and reimbursement of relocation expenses, including temporary housing costs, meal per diems and home inspections amounting to $62,120 plus a tax gross-up of $37,715.

(c) Mr. Bado's Non-Equity Incentive Plan Compensation consists of amounts earned pursuant to our EIP and sales commissions and sales bonus earned during fiscal 2010, 2009 and 2008, respectively, as shown below. Commissions and sales bonus are paid quarterly for the previous quarter's commissions and bonus earned.

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Sales commissions	$567,281	$275,439	$298,297
Executive Incentive Plan	25,000	37,500	80,000
Sales bonus	—	40,000	36,000
Total	$592,281	$352,939	$414,297

During fiscal 2010, Mr. Bado's other compensation included reimbursement of taxes, interest and penalties incurred by Mr. Bado in relation to Section 409A costs of $27,703 plus a $24,322 tax gross-up. During fiscal 2009, Mr. Bado's other compensation included reimbursement of taxes, interest and penalties incurred by Mr. Bado in relation to Section 409A costs of $117,827 plus a $103,444 tax gross-up. During fiscal 2008, Mr. Bado's Option Awards included a $456,156 negative adjustment to the grant date fair value of an option award that was amended and re-priced from $16.42 per share to $17.53 per share as a result of our 2007 voluntary review of historical stock option granting practices. During fiscal 2008, Mr. Bado's other compensation included reimbursement of taxes, interest and penalties incurred by Mr. Bado in relation to Section 409A costs of $146,286 plus a $128,430 tax gross-up, a $127,075 bonus paid to Mr. Bado for the increase in the exercise price of his options in connection with our 2007 voluntary review of historical stock option granting practices, reimbursement of temporary housing costs of $25,000 plus an associated $13,911 tax gross-up and reimbursement for organization dues of $15,771 plus a tax gross-up of $13,300.

(d) Mr. Bhatt's fiscal 2010 other compensation included reimbursement of taxes, interest and penalties incurred by Mr. Bhatt in relation to Section 409A costs of $24,443 plus a $17,519 tax gross-up.

(e) The "Option Awards" column includes the following amounts that related to the increase in the grant date fair value due to a modification in fiscal 2010 to increase the post-termination exercise period for certain option awards granted prior to fiscal 2010:

Name	Grant Date Fair Value of Option Awards ($)	Modification Amount ($)	Total Option Awards ($)
Carl Bass	$3,695,475	$332,619	$4,028,094
Mark J. Hawkins	1,222,065	—	1,222,065
George M. Bado	703,900	23,364	727,264
Jay Bhatt	758,163	20,262	778,425
Robert L. Kross	527,925	47,692	575,617

(f) Beginning in fiscal 2009, under the terms of our Equity Incentive Deferral Plan, participants were permitted to elect to defer up to 50 percent of their EIP award in a given plan year. The deferred amount of such award will be settled with restricted stock units granted to the participant. For detailed information on the Equity Incentive Deferral Plan, see "Compensation Discussion and Analysis—Equity Granting Practices and Policies," above. For detailed information on fiscal 2010 deferrals, see note (b) to "Grants of Plan-Based Awards in Fiscal 2010" below.

Grants of Plan-Based Awards in Fiscal 2010

Grants of plan-based awards reflect grants made to our Named Executive Officers under our non-equity incentive plans and equity compensation plans during fiscal 2010.

The following table includes amounts payable under our EIP for performance during fiscal 2010. The actual amounts awarded under our EIP for fiscal 2010 were determined by the Compensation Committee in March 2010 and are reflected in the "Equity Incentive Plan Compensation" column of the "Summary Compensation Table and Narrative Disclosure" above for the amount awarded in restricted stock units and "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table and Narrative Disclosure" above for the amount awarded in cash. As described in "Compensation Discussion and Analysis—Equity Granting Practices and Policies," above, our Equity Incentive Deferral Plan permits participants to elect to defer up to 50 percent of their EIP award in a given plan year. Any such deferrals are reflected in footnote (b) following the table below, and the resulting restricted stock units granted under such deferrals are not reflected in the table below as such grants were made in fiscal 2011.

Amounts included for restricted stock units and options granted under the 2008 Employee Stock Plan during fiscal 2010 are not tied to performance against a specific plan, but have values that are tied to the price of our stock. Options granted under the 2008 Employee Stock Plan shown in the column entitled "All Other Option Awards" vest over a four year period at a rate of 25 percent per year. Restricted stock units granted under the 2008 Employee Stock Plan shown in the column entitled "All Other Stock Awards" vest over periods ranging from immediately to a three year period. See "Change in Control Arrangements and Employment Agreements" below for a further description of certain terms relating to these awards. Awards made under our EIP and the grant-date fair value of awards from our 2008 Employee Stock Plan are included in the Summary Compensation Table above, and do not constitute additional compensation from the amounts included in the Summary Compensation Table.

See "Compensation Discussion and Analysis" above for further discussion of the role of plan based and other awards in our overall executive compensation program.

The following table presents information concerning grants of plan-based awards to each of the Named Executive Officers during the fiscal year ended January 31, 2010:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (a), (b)			All Other Stock Awards: Number of Shares of Stock (#) (e)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock Awards and Option Awards ($) (c)
		Threshold ($)	Target ($)	Maximum ($)				
Carl Bass	12/10/2009	$—	$ —	$ —	24,000	—	$ —	$ 562,560
	2/2/2009	—	—	—	—	525,000	16.53	3,695,475
		—	900,000	1,710,000	—	—	—	—
Mark J. Hawkins(d)	12/10/2009	—	—	—	6,500	—	—	152,360
	4/27/2009	—	—	—	25,000	150,000	19.01	1,697,315
		—	301,803	573,425	—	—	—	—
George M. Bado	12/10/2009	—	—	—	6,500	—	—	152,360
	2/2/2009	—	—	—	—	100,000	16.53	703,900
		—	420,000	N/A	—	—	—	—
Jay Bhatt	12/10/2009	—	—	—	6,500	—	—	152,360
	6/11/2009	—	—	—	—	25,000	22.40	230,238
	2/2/2009	—	—	—	—	75,000	16.53	527,925
		—	210,000	399,000	—	—	—	—
Robert L. Kross	12/10/2009	—	—	—	6,500	—	—	152,360
	2/2/2009	—	—	—	—	75,000	16.53	527,925
		—	216,000	410,400	—	—	—	—

(a) Reflects target and maximum dollar amounts payable under the EIP for performance during fiscal 2010, as described in "Compensation Discussion and Analysis—Elements of Executive Compensation Programs." "Threshold" refers to the minimum amount payable for a certain level of performance; "Target" refers to the amount payable if specified performance targets are reached; and "Maximum" refers to the maximum payout possible. Mr. Bado's amount in the "Target" column includes a fiscal 2010 target EIP award of $80,000 and target commissions of $340,000. Mr. Bado's maximum EIP award is $152,000, or 190 percent of his target award. Commissions do not have a preset maximum limit.

(b) Under the terms of our Equity Incentive Deferral Plan, participants have the ability to defer a portion (up to 50 percent) of their EIP award as restricted stock units. The number of shares of stock underlying restricted stock units granted for the deferred portion of the participant's EIP award ("Base RSUs") is determined by dividing the amount of cash bonus deferred by the closing price of our common shares on the grant date. These Base RSUs are fully vested upon grant. In addition, participants who have elected to defer a portion of their EIP award as restricted stock units receive an additional grant of restricted stock units ("Premium RSUs") at a rate of one share of Premium RSUs for each three shares of Base RSUs granted. These Premium RSUs fully vest on the third anniversary of the grant date. The actual amounts awarded under our EIP for fiscal 2010 were determined by the Compensation Committee and approved by Autodesk's Board of Directors on March 26, 2010, and are reflected in the "Equity Incentive Plan Compensation" column of the "Summary Compensation Table and Narrative Disclosure" above for the amount awarded in restricted stock units and "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table and Narrative Disclosure" above for the amount awarded in cash. The table below reflects each Named Executive Officer's decision to defer a portion of their EIP award under our Equity Incentive Deferral Plan and the resulting grants of restricted stock units. The stock awards shown below reflect a closing Common Stock price of $29.50 on March 26, 2010, the date of grant.

	Cash ($)	Base RSUs (#)	Grant Date Fair Value of Base RSUs ($)	Premium RSUs (#)	Grant Date Fair Value of Premium RSUs ($)	Percent Deferred
Carl Bass	$810,000	—	$ —	—	$ —	0%
Mark J. Hawkins	350,000	—	—	—	—	0%
George M. Bado	25,000	847	24,987	282	8,319	50%
Jay Bhatt	150,000	5,084	149,978	1,694	49,973	50%
Robert L. Kross	200,000	—	—	—	—	0%

(c) Reflects the grant date fair value of each equity award. The assumptions used in the valuation of these awards are set forth in Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K filed on March 19, 2010. These amounts do not correspond to the actual value that will be realized by the Named Executive Officers upon the vesting of restricted stock units, the exercise of stock options, or the sale of the Common Stock underlying such awards.

(d) The stock and option awards granted to Mr. Hawkins on April 27, 2009 reflect the grant date fair value of Mr. Hawkins' new hire grants. Mr. Hawkins' awards fully vest on the third anniversary of the grant date. Mr. Hawkins' full target bonus of $393,750 was prorated from his start date.

(e) Awards granted on December 10, 2009 vest over a two year period at a rate of 50 percent per year.

Outstanding Equity Awards at Fiscal 2010 Year End

The following table presents information concerning unexercised options and unvested restricted stock unit awards for each Named Executive Officer outstanding as of January 31, 2010. This table includes options and restricted stock units granted under the 2008 Employee Stock Plan, the 2006 Employee Stock Plan and the 1996 Stock Plan. Unless otherwise indicated, all options granted to Named Executive Officers vest at the rate of 25 percent per year over the first four years of the option term and all restricted stock unit awards fully vest on the third anniversary of the grant date.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($) (f)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($)
Carl Bass	3/18/2004	125,000	—	$14.40	3/18/2014	—	$ —	—	$ —
	6/28/2004	150,000	—	20.69	6/28/2014	—	—	—	—
	3/10/2005	218,750	—	30.15	3/10/2012	—	—	—	—
	3/9/2006	562,500	187,500	38.00	3/9/2012	—	—	—	—
	6/14/2007	187,500	187,500	45.29	6/14/2013	—	—	—	—
	3/13/2008	100,000	300,000	34.53	3/13/2014	—	—	—	—
	6/12/2008	—	—	—	—	38,000(b)	904,020	—	—
	2/2/2009	—	525,000	16.53	2/2/2016	—	—	—	—
	12/10/2009	—	—	—	—	24,000(d)	570,960	—	—
Mark J. Hawkins	4/27/2009	—	150,000	19.01	4/27/2016	25,000(e)	594,750	—	—
	12/10/2009	—	—	—	—	6,500(d)	154,635	—	—
George M. Bado	3/10/2005	45,000	—	30.15	3/10/2012	—	—	—	—
	3/9/2006	33,750	11,250	38.00	3/9/2012			—	—
	6/14/2007	42,500	42,500	45.29	6/14/2013	—	—	—	—
	3/12/2008	16,250	48,750	32.90	3/12/2014	—	—	—	—
	6/12/2008	—	—	—	—	10,000(b)	237,900	—	—
	2/2/2009	—	100,000	16.53	2/2/2016	—	—	—	—
	3/12/2009	—	—	—	—	—	—	981(c)	23,338
	12/10/2009	—	—	—	—	6,500(d)	154,635	—	—
Jay Bhatt	2/10/2005	35,000	—	29.37	2/10/2012	—	—	—	—
	3/9/2006	18,750	6,250	38.00	3/9/2012	—	—	—	—
	6/14/2007	32,500	32,500	45.29	6/14/2013	—	—	—	—
	8/6/2007	2,992(a)	—	17.53	4/5/2014	—	—	—	—
	8/6/2007	10,000(a)	—	21.89	8/13/2014	—	—		
	3/12/2008	16,250	48,750	32.90	3/12/2014	—	—	—	—
	6/12/2008	—	—	—	—	7,500(b)	178,425	—	—
	2/2/2009	—	75,000	16.53	2/2/2016	—	—	—	—
	3/12/2009	—	—	—	—	—	—	2,289(c)	54,455
	6/11/2009	—	25,000	22.40	6/11/2016	—	—	—	—
	12/10/2009	—	—	—	—	6,500(d)	154,635	—	—
Robert L. Kross	5/23/2003	13,634	—	7.43	5/23/2013	—	—	—	—
	11/20/2003	20,000	—	9.70	11/20/2013	—	—	—	—
	2/10/2005	50,000	—	29.37	2/10/2012	—	—	—	—
	3/9/2006	26,250	8,750	38.00	3/9/2012	—	—	—	—
	6/14/2007	32,500	32,500	45.29	6/14/2013	—	—	—	—
	8/6/2007	10,000(a)	—	6.44	8/13/2012	—	—	—	—
	8/6/2007	70,000(a)	—	17.53	4/5/2014	—	—	—	—
	3/12/2008	11,250	33,750	32.90	3/12/2014	—	—	—	—
	6/12/2008	—	—	—	—	7,500(b)	178,425	—	—
	2/2/2009	—	75,000	16.53	2/2/2016	—	—	—	—
	3/12/2009	—	—	—	—	—	—	1,602(c)	38,112
	12/10/2009	—	—	—	—	6,500(d)	154,635	—	—

(a) Options granted on August 6, 2007 to Mr. Bhatt and Mr. Kross relate to the re-grant of options that were amended and re-priced as a result of our 2007 voluntary review of historical stock option granting practices. These options have varied vesting schedules because the original option was split between an incentive stock option and a non-qualified stock option due to IRS regulations regarding the number of incentive stock options that can vest in any one calendar year, and because only the unexercised portion of the option was cancelled and regranted.

(b) Awards granted on June 12, 2008 fully vest on the third anniversary of the grant date.

(c) Awards granted on March 12, 2009 relate to the Premium RSU awards granted under the Equity Incentive Deferral Plan for fiscal year 2009. These awards vest on the third anniversary of the grant date.
(d) Awards granted on December 10, 2009 fully vest on the second anniversary of the grant date.
(e) Awards granted to Mr. Hawkins on April 27, 2009 relate to his new hire grants, which fully vest on the third anniversary of the grant date.
(f) Market value of restricted stock units that have not vested is computed by multiplying (i) $23.79, the closing price on the NASDAQ Global Select Market of Autodesk common stock on January 29, 2010, the last business day of fiscal 2010, by (ii) the number of shares of stock underlying restricted stock unit awards.

Option Exercises and Stock Vested at Fiscal 2010 Year End

The following table presents certain information concerning the vesting of stock awards by each of the Named Executive Officers during the fiscal year ended January 31, 2010. No options were exercised by our Named Executive Officers during the fiscal year ended January 31, 2010.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (a)
Carl Bass	—	$ —
Mark J. Hawkins	—	—
George M. Bado	2,943	37,494
Jay Bhatt	6,868	87,498
Robert L. Kross	4,807	61,241

(a) Reflects the number of shares acquired on vesting multiplied by the closing market price of our common stock as reported on the NASDAQ Global Select Market on the vesting date.

Nonqualified Deferred Compensation for Fiscal 2010

Under our Nonqualified Deferred Compensation Plan, certain United States-based officers (including Named Executive Officers) may defer compensation earned as salary, commissions or awards under the EIP. Deferral elections are made by eligible executive officers each year during an "open enrollment" period for amounts to be earned in the following year. The Company does not make any contribution for executive officers under the Nonqualified Deferred Compensation Plan. In fiscal 2010, we adopted our Equity Incentive Deferral Plan, which permits certain executive officers to defer up to 50 percent of their EIP award. The Equity Incentive Deferral Plan is available for deferral of awards paid during or after fiscal 2010.

The following table presents information regarding non-qualified deferred compensation activity for each listed officer during the fiscal year ended January 31, 2010.

Name	Executive Contributions in Last Fiscal Year ($) (a)	Aggregate Earnings/ (Losses) in Last Fiscal Year ($) (b)	Aggregate Balance at Last Fiscal Year End ($)
Carl Bass	$ —	$ —	$ —
Mark J. Hawkins	30,985	1,424	32,409
George M. Bado	40,672	134,020	727,574
Jay Bhatt	85,722	108,823	489,284
Robert L. Kross	—	—	—

(a) Contributions in this column for Mr. Hawkins include $30,985, which is reported as fiscal year 2010 salary in the Summary Compensation Table. Contributions in this column for Mr. Bado include $36,672, which is reported as fiscal year 2009 non-equity incentive plan compensation in the Summary Compensation Table, and $4,000, which is reported as fiscal year 2010 salary in the Summary Compensation Table. Contributions in this column for Mr. Bhatt include $85,722, which is reported as fiscal year 2009 non-equity incentive plan compensation in the Summary Compensation Table.

(b) None of the earnings or losses in this column are reflected in the Fiscal 2010 Summary Compensation Table because they are not considered preferential or above market.

Change in Control Arrangements and Employment Agreements

In an effort to ensure the continued service of our key executive officers in the event of a change in control, each of our current executive officers, among other employees, participate in an amended and restated Executive Change in Control Program (the "Program") that was approved by the Board of Directors in March 2006 and amended in December 2008. In addition, Mr. Bass has a change in control provision in his employment agreement, as noted below.

Executive Change in Control Program

Under the terms of the Executive Change in Control Program, if, within twelve months of a change in control, an executive officer who participates in the Program is terminated without cause, or voluntarily terminates their employment for good reason, as cause and good reason are defined in the Program, the executive officer will receive, following execution of a release and one-year non competition agreement:

- An amount equal to the executive officer's annual base compensation and average annual bonus, payable over a 12 month period;
- The acceleration of the executive officer's stock options that would have vested within the 12 months following the date of the executive officer's termination; and
- Continued coverage of medical and dental insurance for the executive and eligible spouse and dependents until the earlier of 12 months from the date of termination or when the executive officer becomes covered under another employer's employee benefit plans.

If the executive officer is terminated for any other reason, they will receive severance or other benefits only to the extent that they would be entitled to receive under our then-existing benefit plans and policies. If the benefits provided under the Program constitute parachute payments under Section 280G of the Internal Revenue Code and are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such benefits will be (1) delivered in full, or (2) delivered to such lesser extent that would result in no portion of the benefits being subject to the excise tax, whichever amount results in the receipt of the greatest amount of benefits.

As defined in the Executive Change in Control Program, a "Change in Control" occurs if the Company is sold or merges with another corporation, if an individual acquires 50 percent or more of the total voting power represented by voting securities, or if the composition of the Board of Directors changes substantially.

Employment Agreement with Carl Bass

In December 2008, the Company entered into an amended and restated employment agreement with Carl Bass that provides for, among other things, certain payments and benefits to be provided to Mr. Bass in the event his employment is terminated without "cause" or he resigns for "good reason," including in connection with a "change of control" of the Company, as each such term is defined in Mr. Bass's employment agreement.

In the event Mr. Bass's employment is terminated by the Company without cause or if Mr. Bass resigns for good reason, and such termination is not in connection with a change of control, Mr. Bass will receive (i) payment of 200 percent of his then current base salary for 12 months, (ii) accelerated vesting for 12 months of his then outstanding, unvested equity awards (other than awards that vest based on performance), (iii) a period of not less than 6 months to exercise any vested stock options that were granted to Mr. Bass on or after the date he entered into his amended and restated employment agreement, and (iv) reimbursement for premiums paid for continued health benefits for Mr. Bass and his eligible dependents until the earlier of 12 months following termination or the date Mr. Bass becomes covered under similar health plans. In addition, Mr. Bass is subject to non-solicitation and non-competition covenants for 12 months following a termination that gives rise to the severance benefits discussed above.

If, in connection with a change of control, Mr. Bass's employment is terminated by the Company without cause or if Mr. Bass resigns for good reason, Mr. Bass will receive (i) a lump sum payment in an amount equal to 200 percent of his then current annual base salary, (ii) accelerated vesting for 24 months of his then outstanding, unvested equity awards (other than awards that vest based on performance), (iii) a period of not less than 6 months to exercise any vested stock options that were granted to Mr. Bass on or after the date of his amended and restated employment agreement, and (iv) reimbursement for premiums paid for continued health benefits for Mr. Bass and his eligible dependents until the earlier of 12 months following termination or the date Mr. Bass becomes covered under similar health plans.

Potential Payments Upon Termination or Change in Control

The tables below list the estimated amount of compensation payable to each of the Named Executive Officers in the event of voluntary termination, involuntary not-for-cause termination, for cause termination, termination following a change in control and termination in the event of disability or death of the executive. The amounts shown assume that such termination was effective as of January 31, 2010, and include amounts earned through such time for all components of compensation, benefits and perquisites payable under the Executive Change in Control Program. Amounts for Mr. Bass also include certain items specified in his employment agreement, discussed above. Estimated amounts for share-based compensation are based on the closing price of our common stock on the NASDAQ Global Select Market on Friday, January 29, 2010, which was $23.79 per share. The actual amounts to be paid out can only be determined at the time of such executive's separation from the Company.

Carl Bass:

Executive Benefits and Payments	Voluntary Termination on 1/31/2010 ($)	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on 1/31/2010 ($)	For Cause Termination on 1/31/2010 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2010 ($)	Disability on 1/31/2010 ($)	Death on 1/31/2010 ($)
Compensation:						
Base Salary(1)	$ —	$1,800,000	$ —	$1,800,000	$ —	$ —
Executive Incentive Plan(2)	810,000	810,000	810,000	810,000	810,000	810,000
Stock Awards(3)	—	952,875	—	3,380,730	—	—
Benefits and perquisites:						
Health Insurance(4)	—	18,247	—	18,247	—	—
Disability Income(5)	—	—	—	—	2,306,306	—
Life Insurance(7)	—	—	—	—	—	1,800,000
Accrued Vacation Pay(8)	55,385	55,385	55,385	55,385	55,385	55,385
Total Executive Benefits and Payments Upon Separation	$865,385	$3,636,507	$865,385	$6,064,362	$3,171,691	$2,665,385

Mark J. Hawkins:

Executive Benefits and Payments	Voluntary Termination on 1/31/2010 ($)	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on 1/31/2010 ($)	For Cause Termination on 1/31/2010 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2010 ($)	Disability on 1/31/2010 ($)	Death on 1/31/2010 ($)
Compensation:						
Base Salary(1)	$ —	$ —	$ —	$ 525,000	$ —	$ —
Executive Incentive Plan(2)	350,000	350,000	350,000	743,750	350,000	350,000
Stock Options(3)	—	—	—	179,250	—	—
Benefits and perquisites:						
Health Insurance(4)	—	—	—	13,364	—	—
Disability Income(5)	—	—	—	—	2,396,942	—
Accidental Death or Dismemberment(6)	—	—	—	—	1,050,000	1,050,000
Life Insurance(7)	—	—	—	—	—	1,050,000
Accrued Vacation Pay(8)	—	—	—	—	—	—
Total Executive Benefits and Payments Upon Separation	$350,000	$350,000	$350,000	$1,461,364	$3,796,942	$2,450,000

George M. Bado:

Executive Benefits and Payments	Voluntary Termination on 1/31/2010 ($)	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on 1/31/2010 ($)	For Cause Termination on 1/31/2010 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2010 ($)	Disability on 1/31/2010 ($)	Death on 1/31/2010 ($)
Compensation:						
Base Salary(1)	$ —	$ —	$ —	$ 480,000	$ —	$ —
Executive Incentive Plan(2)	50,000	50,000	50,000	118,333	50,000	50,000
Sales Commissions and Bonus(9)	313,535	313,535	313,535	313,535	313,535	313,535
Stock Options(3)	—	—	—	181,500	—	—
Benefits and perquisites:						
Health Insurance(4)	—	—	—	17,666	—	—
Disability Income(5)	—	—	—	—	1,973,034	—
Accidental Death or Dismemberment(6)	—	—	—	—	820,000	820,000
Life Insurance(7)	—	—	—	—	—	820,000
Accrued Vacation Pay(8)	—	—	—	—	—	—
Total Executive Benefits and Payments Upon Separation	$363,535	$363,535	$363,535	$1,111,034	$3,156,569	$2,003,535

Jay Bhatt:

Executive Benefits and Payments	Voluntary Termination on 1/31/2010 ($)	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on 1/31/2010 ($)	For Cause Termination on 1/31/2010 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2010 ($)	Disability on 1/31/2010 ($)	Death on 1/31/2010 ($)
Compensation:						
Base Salary(1)	$ —	$ —	$ —	$ 350,000	$ —	$ —
Executive Incentive Plan(2)	300,000	300,000	300,000	533,333	300,000	300,000
Stock Options(3)	—	—	—	144,813	—	—
Benefits and perquisites:						
Health Insurance(4)	—	—	—	17,666	—	—
Disability Income(5)	—	—	—	—	2,651,088	—
Accidental Death or Dismemberment(6)	—	—	—	—	2,000,000	2,000,000
Life Insurance(7)	—	—	—	—	—	1,750,000
Accrued Vacation Pay(8)	21,538	21,538	21,538	21,538	21,538	21,538
Total Executive Benefits and Payments Upon Separation	$321,538	$321,538	$321,538	$1,067,350	$4,972,626	$4,071,538

Robert L. Kross:

Executive Benefits and Payments	Voluntary Termination on 1/31/2010 ($)	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on 1/31/2010 ($)	For Cause Termination on 1/31/2010 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2010 ($)	Disability on 1/31/2010 ($)	Death on 1/31/2010 ($)
Compensation:						
Base Salary(1)	$ —	$ —	$ —	$360,000	$ —	$ —
Executive Incentive Plan(2)	200,000	200,000	200,000	388,333	200,000	200,000
Stock Options(3)	—	—	—	136,125	—	—
Benefits and perquisites:						
Health Insurance(4)	—	—	—	12,479	—	—
Disability Income(5)	—	—	—	—	1,944,668	—
Accidental Death or Dismemberment(6)	—	—	—	—	720,000	720,000
Life Insurance(7)	—	—	—	—	—	360,000
Accrued Vacation Pay(8)	22,154	22,154	22,154	22,154	22,154	22,154
Total Executive Benefits and Payments Upon Separation	$222,154	$222,154	$222,154	$919,091	$2,886,822	$1,302,154

(1) *Base Salary:* For Mr. Bass, the amounts shown would be paid in accordance with his employment agreement. For Mr. Hawkins, Mr. Bado, Mr. Bhatt, and Mr. Kross the amounts shown would be paid in accordance with the Executive Change in Control Program.

(2) *EIP:* For Mr. Bass, amounts reflect the sum of the fiscal 2010 bonus already earned under the EIP. For Mr. Hawkins, Mr. Bado, Mr. Bhatt and Mr. Kross, amounts in the Voluntary Termination, Involuntary Not for Cause or Voluntary for Good Reason (Except in Change in Control) Termination, For Cause Termination, Disability and Death columns reflect the fiscal 2010 bonus already earned under the EIP. For Mr. Bado, Mr. Bhatt and Mr. Kross the amounts in the Involuntary Not for Cause or Voluntary for Good Reason (Change in Control) Termination column are the sum of the fiscal 2010 bonus already earned under the EIP and a severance bonus equal to the average of the last three years' bonuses under the Executive Change in Control Program. For Mr. Hawkins the amount in the Involuntary Not for Cause or Voluntary for Good Reason (Change in Control) Termination column is the sum of the fiscal 2010 bonus already earned under the EIP and a severance bonus equal to the fiscal 2010 target bonus under the EIP as Mr. Hawkins did not participate in the EIP prior to fiscal 2010. These amounts are based on the cash value of the EIP, regardless of the executive officers' election to defer part of their bonus as restricted stock units under the Equity Incentive Deferral Plan.

(3) *Stock Options:* For Mr. Hawkins, Mr. Bado, Mr. Bhatt and Mr. Kross amounts shown in the Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination columns reflect the value of their outstanding stock options that would normally have vested in the twelve months following their separation but are accelerated (i.e., vest immediately on the date of separation) in accordance with the Executive Change in Control Program agreement. For purposes of this table the value of the outstanding stock options that vest is determined based upon the pro rata grant date fair value of these options. For Mr. Bass, in accordance with his employment agreement, the amount shown in the Involuntary Not for Cause or Voluntary for Good Reason (Except Change in Control) Termination column reflects the value realized upon immediate vesting of his stock awards normally vesting in the twelve months following his separation, and the amounts in the Involuntary Not for Cause or Voluntary for Good Reason (Change in Control) Termination column reflects the value realized upon immediate vesting of his stock awards normally vesting in the twenty-four months following his separation.

(4) *Health Insurance:* For Mr. Bass, in accordance with his employment agreement, these amounts represent the cost of continuing coverage for Mr. Bass and his dependents for twelve months. For Mr. Hawkins, Mr. Bado, Mr. Bhatt and Mr. Kross these amounts represent the cost of continuing coverage for medical and dental benefits for each executive and their dependents for twelve months in accordance with the Executive Change in Control Program.

(5) *Disability Income:* Reflects the estimated present value of all future payments to each executive under their elected disability program, which represent 100 percent of base salary for the first 90 days, and then 66-⅔ percent of salary thereafter, with a maximum of $20,000 per month, until the age of 65. These payments would be made by the insurance provider, not by Autodesk.

(6) *Accidental Death or Dismemberment:* Reflects the lump-sum amount payable to each executive or his or her beneficiaries by Autodesk's insurance provider in the event of each executive's accidental death. There is also a prorated lump sum payment for dismemberment. The amount shown as payable upon dismemberment is based upon the payout for the most severe dismemberment under the plan.

(7) *Life Insurance:* Reflects the lump-sum amount payable to beneficiaries by Autodesk's insurance provider in the event of each executive's death.

(8) *Accrued Vacation Pay:* Reflects the lump-sum amount payable to each executive for accrued but unused vacation time. Mr. Hawkins and Mr. Bado had no vacation balances at January 31, 2010 due to company shut down periods; therefore they would not receive any accrued vacation pay upon termination.

(9) *Sales Commissions and Bonus:* Reflects amounts earned in the fourth quarter of fiscal 2010 by Mr. Bado, which were paid in the first quarter of fiscal 2011.

Compensation of Directors

During fiscal 2010, our non-employee directors were eligible to receive the annual compensation set forth below:

Member of the Board of Directors	$75,000
Non-executive Chairman of the Company	an additional $65,000
Lead Director(1)	an additional $25,000
Chair of the Audit Committee	an additional $25,000
Chair of the Compensation and Human Resources Committee	an additional $20,000
Chair of the Corporate Governance and Nominating Committee	an additional $10,000

(1) The Lead Director was determined to be unnecessary and was removed on March 12, 2009 in connection with the appointment of Mr. Beveridge to the non-executive Chairman position and the resignation of our former executive Chairman, Carol Bartz in February 2009.

The annual compensation cycle for non-employee directors begins on the date of the annual stockholders' meeting and ends on the date of the next annual stockholders meeting ("Directors' Compensation Cycle"). Director compensation in the tables below represents the portion of annual compensation with respect to service during Autodesk's fiscal year 2010. No later than December 31 of the year prior to a director's re-election to the Board of Directors, each director may elect to receive up to 50 percent of their annual fee in cash, with the balance paid in the form of restricted stock issued at a rate of $1.20 worth of stock for each $1.00 of cash compensation foregone. The restricted stock is issued at the beginning of the Directors' Compensation Cycle on the date of the annual meeting of stockholders and vests on the date of the annual meeting of stockholders in the following year, provided that the recipient is a director on such date. For the period from June 12, 2008 to June 11, 2009, all of the non-employee directors except Mr. West elected to receive 100 percent of their annual fees as restricted stock; Mr. West elected to receive 60 percent of his annual fees as restricted stock. For the period from June 11, 2009 to June 10, 2010, all of the non-employee directors except Mr. West and Ms. Nelson elected to receive 100 percent of their annual fees as restricted stock; Mr. West and Ms. Nelson elected to receive 50 percent of their annual fees as restricted stock. If elected, cash compensation is accrued monthly and paid quarterly, in arrears.

Additionally, the Company's 2010 Outside Directors' Stock Plan provides for the automatic grant of nonstatutory stock options to our non-employee directors. Upon being elected or appointed to our Board of Directors, each non-employee director is granted an option to purchase 50,000 shares of our Common Stock, with subsequent annual option grants of 20,000 shares of our Common Stock. The exercise price of options granted under the 2010 Outside Directors' Stock Plan is equal to the fair value of our Common Stock on the date of grant. Options granted under the 2010 Outside Directors' Stock Plan upon election or appointment vest over a three-year period; subsequent annual option grants vest over a one-year period.

The table below presents information concerning the compensation paid by us to each of our non-employee directors for the fiscal year ended January 31, 2010. Mr. Bass, who was our employee during the fiscal year ended January 31, 2010, did not receive additional compensation for his service as a director. Ms. McDowell did not serve on our Board of Directors during the fiscal year ended January 31, 2010 and therefore did not receive compensation during that fiscal year.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (c)	Total ($)
Mark A. Bertelsen	$ —	$ 33,735	$ —	$ 33,735
Crawford W. Beveridge	—	158,932	163,184	322,116
J. Hallam Dawson	—	89,962	163,184	253,146
Per-Kristian Halvorsen	—	101,959	163,184	265,143
Sean M. Maloney	—	89,962	163,184	253,146
Elizabeth A. Nelson	23,438	61,848	163,184	248,470
Charles J. Robel	—	119,949	163,184	283,133
Steven M. West	40,938	55,858	163,184	259,979

(a) Mr. Bertelsen did not seek re-election to the Board of Directors at the 2009 Annual Meeting held on June 11, 2009, and ceased to be a director on that date. Mr. Bertelsen was granted 2,363 restricted stock awards on June 12, 2008 in advance for his services for the period of June 12, 2008 to June 11, 2009. In addition, Ms. Nelson has announced that she will not seek reelection at the Company's 2010 Annual Meeting to be held on June 10, 2010.

(b) As noted above, for the period from June 12, 2008 through June 11, 2009, all of our non-employee directors, except Mr. West, elected to convert 100 percent of the cash portion of their annual fees to restricted stock; Mr. West elected to receive 60 percent of his annual fees in cash. For the period from June 11, 2009 through June 10, 2010, all of our non-employee directors, except Ms. Nelson and Mr. West, elected to convert 100 percent of the cash portion of their annual fees to restricted stock; Ms. Nelson and Mr. West elected to receive 50 percent of their annual fees in cash. Accordingly, the amounts above reflect actual fees earned in cash by Ms. Nelson and Mr. West during fiscal 2010. The following table represents director compensation as if all of the directors had elected to receive 50 percent of their annual fees in cash. See footnote (c) for the grant date fair value of the restricted stock that they received during fiscal 2010.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Total ($)
Mark A. Bertelsen	$14,063	$16,860	$ —	$ 30,923
Crawford W. Beveridge	66,250	79,459	163,184	308,893
J. Hallam Dawson	37,500	44,974	163,184	245,658
Per-Kristian Halvorsen	42,500	50,980	163,184	256,664
Sean M. Maloney	37,500	44,974	163,184	245,658
Elizabeth A. Nelson	37,500	44,974	163,184	245,658
Charles J. Robel	50,000	59,974	163,184	273,158
Steven M. West	43,750	52,474	163,184	259,408

(c) Reflects the pro rata grant date fair value of stock awards and option awards earned by the directors during the fiscal year. The assumptions used in the valuation of these awards are set forth in Note 1, "Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements in our fiscal year 2010 Annual Report on Form 10-K filed on March 19, 2010. These amounts do not correspond to the actual value that will be realized by the Directors upon the vesting of stock awards, the exercise of stock options, or the sale of the common stock underlying such awards.

As outlined in footnote (b) above, the following restricted stock grants reflect the portion of director's fees earned that were settled in restricted stock at a rate of $1.20 worth of stock for each $1.00 of cash compensation. The following table shows the amounts and fair values of the options granted in fiscal 2010 and the total amounts and fair values of restricted stock awarded in fiscal 2010, as discussed above:

	Restricted Stock		Options			
Name	Number of Shares (#)	Grant Date Fair Value of Stock Awards ($)	Grant Date	Number of Shares (#)	Exercise Price Per Share ($)	Grant Date Fair Value of Option Awards ($)
Mark A. Bertelsen	—	$ —	N/A	—	$ —	$ —
Crawford W. Beveridge	7,500	167,925	6/11/2009	20,000	22.40	163,184
J. Hallam Dawson	4,018	89,963	6/11/2009	20,000	22.40	163,184
Per-Kristian Halvorsen	4,554	101,964	6/11/2009	20,000	22.40	163,184
Sean M. Maloney	4,018	89,963	6/11/2009	20,000	22.40	163,184
Elizabeth A. Nelson	2,009	44,982	6/11/2009	20,000	22.40	163,184
Charles J. Robel	5,357	119,943	6/11/2009	20,000	22.40	163,184
Steven M. West	2,545	56,983	6/11/2009	20,000	22.40	163,184

The aggregate number of each director's stock options outstanding at January 31, 2010 is disclosed in the table below:

Name	Option Awards Outstanding (#)
Mark A. Bertelsen	150,000
Crawford W. Beveridge	140,000
J. Hallam Dawson	260,000
Per-Kristian Halvorsen	120,000
Sean M. Maloney	90,000
Elizabeth A. Nelson	90,000
Charles J. Robel	90,000
Steven M. West	90,000

Equity Compensation Plan Information

The following table summarizes the number of outstanding options granted to employees and directors, as well as the number of securities remaining available for future issuance under these plans as of January 31, 2010 (number of securities in thousands).

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	28,724	$27.50	33,690(1)
Equity compensation plans not approved by security holders(2)	1,183	9.95	—
Total	29,907	$26.80	33,690

(1) Included in this amount are 26.4 million securities available for future issuance under Autodesk's 1998 Employee Qualified Stock Purchase Plan.

(2) Amounts correspond to Autodesk's Nonstatutory Stock Option Plan, which was terminated by the Board of Directors in December 2004. The Nonstatutory Stock Option Plan permitted the grant to eligible employees of options to purchase up to 16.9 million shares, all of which have been previously granted. Executive officers and members of the Board of Directors were not eligible to participate in this plan. The Nonstatutory Stock Option Plan was intended to help the Company attract and retain outstanding individuals in order to promote the Company's success. Only nonstatutory stock options were granted under the Nonstatutory Stock Option Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the beneficial ownership of Autodesk's Common Stock as of March 31, 2010, for each person or entity who is known by the Company to own beneficially more than five percent of the outstanding shares of our Common Stock, each of the Company's directors, each of the executive officers named in the Summary Compensation Table on page 46 and all directors and executive officers of the Company as a group.

5% Stockholders, Directors and Officers (1)	Common Stock Beneficially Owned (2)	Percentage Beneficially Owned (3)
Principal Stockholders:		
T. Rowe Price Associates, Inc.(4)	24,077,761	10.4%
UBS Global Asset Management Americas Inc.(5)	13,144,622	5.7%
BlackRock, Inc.(6)	12,373,930	5.4%
Non-Employee Directors:		
Crawford W. Beveridge(7)	152,437	*
J. Hallam Dawson(8)	298,947	*
Per-Kristian Halvorsen(9)	107,232	*
Sean M. Maloney(10)	59,881	*
Mary T. McDowell(11)	—	*
Elizabeth A. Nelson(12)	57,872	*
Charles J. Robel(13)	62,008	*
Steven M. West(14)	57,463	*
Named Executive Officers:		
Carl Bass(15)	1,820,524	*
Mark J. Hawkins(16)	39,459	*
George M. Bado(17)	234,009	*
Jay Bhatt(18)	191,020	*
Robert L. Kross(19)	292,821	*
All directors and executive officers as a group (19 individuals)(20)	4,479,622	1.9%

* Represents less than one percent (1 percent) of the outstanding Common Stock.

(1) Unless otherwise indicated in their respective footnote, the address for each listed person is c/o Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903.

(2) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares over which the individual or entity has the right to acquire within 60 days of March 31, 2010 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(3) The total number of shares of Common Stock outstanding as of March 31, 2010 was 231,155,010.

(4) As of December 31, 2009, the reporting date of T. Rowe Price Associates, Inc.'s most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 12, 2010, T. Rowe Price Associates, Inc. was deemed to have sole voting power with respect to 7,079,855 shares and sole dispositive power with respect to 24,077,761 shares. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

(5) As of December 31, 2009, the reporting date of UBS Global Asset Management Americas, Inc. most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 11, 2010, UBS Global Asset Management was deemed to have sole voting power with respect to 10,036,645 shares and sole dispositive power with respect to zero shares. The address of UBS Global Asset Management, Inc. is One North Wacker Drive, Chicago, Illinois 60606.

(6) As of December 31, 2009, the reporting date of BlackRock Inc.'s most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on January 29, 2010, BlackRock Inc. was deemed to have sole voting power with respect to 12,373,930 shares and sole dispositive power with respect to 12,373,930 shares. The address of BlackRock Inc. 55 East 52nd Street, New York, New York 10055.
(7) Includes 120,000 shares subject to options exercisable within 60 days of March 31, 2010.
(8) Includes 240,000 shares subject to options exercisable within 60 days of March 31, 2010.
(9) Includes 100,000 shares subject to options exercisable within 60 days of March 31, 2010.
(10) Includes 53,500 shares subject to options exercisable within 60 days of March 31, 2010.
(11) Includes no shares subject to options exercisable within 60 days of March 31, 2010.
(12) Includes 53,500 shares subject to options exercisable within 60 days of March 31, 2010.
(13) Includes 53,500 shares subject to options exercisable within 60 days of March 31, 2010.
(14) Includes 53,500 shares subject to options exercisable within 60 days of March 31, 2010.
(15) Includes 1,762,500 shares subject to options exercisable, and restricted stock units that vest, within 60 days of March 31, 2010.
(16) Includes 37,500 shares subject to options exercisable, and restricted stock units that vest, within 60 days of March 31, 2010.
(17) Includes 190,000 shares subject to options exercisable, and restricted stock units that vest, within 60 days of March 31, 2010.
(18) Includes 156,742 shares subject to options exercisable, and restricted stock units that vest, within 60 days of March 31, 2010.
(19) Includes 272,384 shares subject to options exercisable, and restricted stock units that vest, within 60 days of March 31, 2010.
(20) Includes 4,129,526 shares subject to options exercisable, and restricted stock units that vest, within 60 days of March 31, 2010.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review, Approval or Ratification of Related Person Transactions

Autodesk's Related Party Transactions Policy states that all transactions between or among the Company and its wholly-owned subsidiaries and any Related Party, as defined, requires the prior written approval of the Chief Financial Officer. Non-routine Transactions with vendors and suppliers to the Company and its wholly-owned subsidiaries require the prior written approval of the Corporate Controller. In addition, in accordance with our Code of Business Conduct and the charter for the Audit Committee, our Audit Committee reviews and approves in advance any proposed "related person" transactions. Any related person transaction will be disclosed in the applicable SEC filing as required by the rules of the SEC. For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

Related Party Transactions

During fiscal 2010, the law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, acted as principal outside legal counsel to Autodesk. Mark A. Bertelsen, who was a director of Autodesk from February 1, 2009 through June 11, 2009, is a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation. During fiscal 2010, payments by Autodesk to Wilson Sonsini Goodrich & Rosati were less than one percent of such firm's revenues in the last fiscal year and less than 0.1 percent of our revenues for our fiscal 2010. We believe that the services performed by Wilson Sonsini Goodrich & Rosati were provided on terms no more or less favorable than those with unrelated parties.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10 percent of a registered class of our equity securities ("10 percent Stockholders"), to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC and The NASDAQ Stock Market. Such executive officers, directors and 10 percent Stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms that they file.

Based solely on our review of the copies of such reports furnished to us and written representations that no other reports were required to be filed during fiscal 2010, we are not aware of any late Section 16(a) filings.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee is a committee of the Board of Directors comprised solely of independent directors as required by the listing standards of The NASDAQ Stock Market and rules of the SEC. The Audit Committee operates under a written charter approved by the Board of Directors, which is available on the Company's website at *www.autodesk.com* under "Investors—Corporate Governance." The composition of the Audit Committee, the attributes of its members and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter and the Audit Committee's performance on an annual basis.

As described more fully in its charter, the purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial reporting, the systems of internal control and the audit process.

The Audit Committee reviewed and discussed the audited financial statements for fiscal year 2010 with management and Ernst & Young LLP, Autodesk's independent registered public accounting firm. Management is responsible for the quarterly and annual financial statements and the reporting process, including the systems of internal controls. Ernst & Young LLP is responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles. In addition, we received from and discussed with Ernst & Young LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," discussed Ernst & Young LLP's independence with them, and discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, "Communications with Audit Committees," each as currently in effect. We also discussed with management and with Ernst & Young LLP the evaluation of Autodesk's internal controls and the effectiveness of Autodesk's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

The Audit Committee discussed with Autodesk's internal and independent auditors the overall scope and plans for their respective audits. In addition, the Audit Committee met with the internal and the independent auditors, with and without management present, and discussed the results of their examinations and the overall quality of Autodesk's financial reporting.

On the basis of these reviews and discussions, the Audit Committee recommended to the Board of Directors (and the Board of Directors has approved) that Autodesk's audited financial statements be included in Autodesk's Annual Report on Form 10-K for the fiscal year ended January 31, 2010 for filing with the SEC.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Charles J. Robel (Chairman)
J. Hallam Dawson
Elizabeth A. Nelson

OTHER MATTERS

The Board of Directors does not know of any other matters to be presented at the Annual Meeting. If any other matters are properly presented at the Annual Meeting, it is the intention of the persons named as proxies to vote the shares they represent as the Board of Directors may recommend.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. Therefore, you are urged to vote at your earliest convenience.

THE BOARD OF DIRECTORS

April 27, 2010
San Rafael, California

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APPENDIX A

AUTODESK, INC.

EXECUTIVE INCENTIVE PLAN

AS AMENDED AND RESTATED MARCH 26, 2010

1) *Purposes of the Plan*. This Autodesk, Inc. Executive Incentive Plan sets forth the plan for payment of cash bonuses to those executive officers of the Company designated for participation and is intended to increase stockholder value and the success of the Company by motivating executives to perform to the best of their abilities and to achieve the Company's objectives. The Plan's goals are to be achieved by providing such executives with incentive awards based on the achievement of goals relating to the performance of the Company or one of its business units or upon the achievement of objectively determinable performance goals. The Plan is intended to permit the payment of bonuses that may qualify as Performance-Based Compensation as well as of bonuses which are not intended to qualify as Performance-Based Compensation.

2) *Definitions*.

(a) "*Annual Revenue*" means the Company's or a business unit's net sales for the Fiscal Year, determined in accordance with generally accepted accounting principles.

(b) "*Award*" means, with respect to each Participant, the award determined pursuant to Section 8(a) below for a Performance Period. Each Award is determined by a Payout Formula for a Performance Period, subject to the Committee's authority under Section 8(a) to eliminate or reduce the Award otherwise payable.

(c) "*Base Salary*" means, as to any Performance Period, the Participant's annualized salary rate on the last day of the Performance Period. Such Base Salary shall be before both (a) deductions for taxes or benefits, and (b) deferrals of compensation pursuant to Company-sponsored plans.

(d) "*Board*" means the Board of Directors of the Company.

(e) "*Cash Position*" means the Company's level of cash and cash equivalents.

(f) "*Code*" means the Internal Revenue Code of 1986, as amended.

(g) "*Committee*" means the Compensation and Human Resources Committee of the Board, or a sub-committee of the Compensation and Human Resources Committee, which shall, with respect to payments hereunder intended to qualify as performance-based compensation under Code Section 162(m), consist solely of two or more members of the Board who are not employees of the Company and who otherwise qualify as "outside directors" within the meaning of Section 162(m).

(h) "*Company*" means Autodesk, Inc. or any of its subsidiaries (as such term is defined in Code Section 424(f)).

(i) "*Earnings Per Share*" means, as to any Fiscal Year, the Company's or a business unit's Net Income, divided by a weighted average number of common shares outstanding and dilutive common equivalent shares deemed outstanding, determined in accordance with generally accepted accounting principles.

(j) "*Fiscal Year*" means a fiscal year of the Company.

(k) "*Maximum Award*" means as to any Participant for any Performance Period, $4 million.

(l) "*Net Income*" means, as to any Fiscal Year, the income after taxes of the Company for the Fiscal Year determined in accordance with generally accepted accounting principles.

(m) "*Operating Cash Flow*" means the Company's or a business unit's sum of Net Income plus depreciation and amortization less capital expenditures plus changes in working capital comprised of accounts receivable, inventories, other current assets, trade accounts payable, accrued expenses, product warranty, advance payments from customers and long-term accrued expenses, determined in accordance with generally acceptable accounting principles.

(n) "*Operating Margins*" means the ratio of Operating Income to Annual Revenue.

(o) "*Operating Income*" means the Company's or a business unit's income from operations determined in accordance with generally accepted accounting principles.

(p) "*Participant*" means an eligible executive or key employee of the Company selected by the Committee, in its sole discretion, to participate in the Plan for a Performance Period.

(q) "*Payout Determination Date*" means the date upon which the Committee determines the amounts payable pursuant to the Target Award and Payout Formula with respect to any previously completed Performance Period, in accordance with Section 8(a).

(r) "*Payout Formula*" means, as to any Performance Period, the formula or payout matrix established by the Committee pursuant to Section 7 in order to determine the Awards (if any) to be paid to Participants, which is generally expressed as a percentage (which may be more than 100%) of the Target Award. The formula or matrix may differ from Participant to Participant.

(s) "*Performance-Based Compensation*" means compensation that is intended to qualify as "performance-based compensation" within the meaning of Section 162(m).

(t) "*Performance Goals*" means the goal(s) (or combined goal(s)) determined by the Committee (in its discretion) to be applicable to a Participant with respect to an Award. As determined by the Committee, the Performance Goals applicable to an Award may provide for a targeted level or levels of achievement using one or more of the following measures: (a) Annual Revenue, (b) Cash Position, (c) Earnings Per Share, (d) Net Income, (e) Operating Cash Flow, (f) Operating Margins, (g) Operating Income, (h) Return on Assets, (i) Return on Equity, (j) Return on Sales and (k) Total Stockholder Return, or such similar objectively determinable financial or other measures as may be adopted by the Committee. The Performance Goals may be based on absolute target numbers or growth in one or more such categories compared to a prior period. The measures which constitute the Performance Goals may, at the discretion of the Committee, be based on Pro Forma numbers and may, as the Committee specifies, either include or exclude the effect of payment of the bonuses under this Plan and any other bonus plans of the Company. The Performance Goals may differ from Participant to Participant and from Award to Award. In establishing a Performance Goal on the Target Determination Date, the Committee may provide that the attainment of the Performance Goal shall be measured by appropriately adjusting the evaluation of Performance Goal performance to exclude (i) any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial conditions and results of operations appearing in the Company's annual report to stockholders for the applicable year, or (ii) the effect of any changes in accounting principles affecting the Company's or a business unit's reported results.

(u) "*Performance Period*" means any Fiscal Year or such other period as determined by the Committee in its sole discretion.

(v) "*Plan*" means this Autodesk, Inc. Executive Incentive Plan.

(w) "*Plan Year*" means the Company's fiscal year.

(x) "*Pro Forma*" means calculation of a Performance Goal in a manner that excludes extraordinary or one-time expenses or credits, such as restructuring expenses, extraordinary tax events, expenses or credits related to stock options and/or other equity compensation or the like, instead of conforming to generally accepted accounting principles.

(y) "*Return on Assets*" means the percentage equal to the Company's or a business unit's Operating Income before incentive compensation, divided by average net Company or business unit, as applicable, assets, determined in accordance with generally accepted accounting principles.

(z) "*Return on Equity*" means the percentage equal to the Company's Net Income divided by average stockholder's equity, determined in accordance with generally accepted accounting principles.

(aa) "*Return on Sales*" means the percentage equal to the Company's or a business unit's Operating Income before incentive compensation, divided by the Company's or the business unit's, as applicable, revenue, determined in accordance with generally accepted accounting principles.

(bb) "*Section 162(m)*" means Section 162(m) of the Code, or any successor to Section 162(m), as that Section may be interpreted from time to time by the Internal Revenue Service, whether by regulation, notice or otherwise.

(cc) "*Target Award*" means the target award payable under the Plan to a Participant for the Performance Period, expressed as a percentage of his or her Base Salary or a specific dollar amount, as determined by the Committee in accordance with Section 6.

(dd) "*Target Determination Cutoff Date*" means the latest possible date that will not jeopardize a Target Award's qualification as Performance-Based Compensation.

(ee) "*Target Determination Date*" means the date upon which the Committee sets the Target Award and Payout Formula with respect to any Performance Period, in accordance with Section 7.

(ff) "*Total Stockholder Return*" means the total return (change in share price plus reinvestment of any dividends) of a share of the Company's common stock.

3) *Plan Administration.*

(a) The Committee shall be responsible for the general administration and interpretation of the Plan and for carrying out its provisions. Subject to the requirements for qualifying compensation as Performance-Based Compensation, the Committee may delegate specific administrative tasks to Company employees or others as appropriate for proper administration of the Plan. Subject to the limitations on Committee discretion imposed under Section 162(m) to the extent the Committee intends that bonuses payable hereunder constitute performance-based compensation under Section 162(m), the Committee shall have such powers as may be necessary to discharge its duties hereunder, including, but not by way of limitation, the following powers and duties, but subject to the terms of the Plan:

i) discretionary authority to adopt Target Awards and Payout Formulae under this Plan for a given Performance Period on or prior to the Target Determination Cutoff Date;

ii) discretionary authority to construe and interpret the terms of the Plan, and to determine eligibility, Awards and the amount, manner and time of payment of any Awards hereunder;

iii) to prescribe forms and procedures for purposes of Plan participation and distribution of Awards; and

iv) to adopt rules, regulations and bylaws and to take such actions as it deems necessary or desirable for the proper administration of the Plan.

(b) Any rule or decision by the Committee that is not inconsistent with the provisions of the Plan shall be conclusive and binding on all persons, and shall be given the maximum deference permitted by law.

4) *Eligibility.* The employees eligible to participate in the Plan for a given Performance Period shall be determined by the Committee, and are generally expected to include executive officers of the Company who are subject to Section 16 of the Securities and Exchange Act of 1934 and any other key employees who are specifically designated by the Committee for participation in the Plan in its sole discretion. Executives who earn sales commissions are generally not included in the Plan. Unless specifically excepted, a Participant must be actively employed on the last day of the Performance Period to be eligible to receive a payment hereunder. No person shall be automatically entitled to participate in the Plan.

5) *Performance Goal Determination.* On the Target Determination Date, the Committee, in its sole discretion, shall establish the Performance Goals for each Participant for the Performance Period. Such Performance Goals shall be set forth in writing on or prior to the Target Determination Cutoff Date.

6) *Target Award Determination.* On the Target Determination Date, the Committee, in its sole discretion, shall establish a Target Award for each Participant. Each Participant's Target Award shall be determined by the Committee in its sole discretion, and each Target Award shall be set forth in writing on or prior to the Target Determination Cutoff Date.

7) *Determination of Payout Formula.* On the Target Determination Date, the Committee, in its sole discretion, shall establish a Payout Formula for purposes of determining the Award (if any) payable to each Participant. Each Payout Formula (a) shall be set forth in writing on or prior to the Target Determination Cutoff Date, (b) shall provide for the payment of a Participant's Award if the Performance Goals for the Performance Period are achieved, and (c) may provide for an Award payment greater than or less than the Participant's Target Award, depending upon the extent to which the Performance Goals are achieved. Notwithstanding the preceding, in no event shall a Participant's Award for any Performance Period exceed the Maximum Award.

8) *Payout Determination; Award Payment.*

(a) *Payout Determination and Certification.* On the Payout Determination Date, the Committee shall certify in writing (which may be by approval of the minutes in which the certification was made) the extent to which the Performance Goals applicable to each Participant for the Performance Period were achieved or exceeded. The Award for each Participant shall be determined by applying the Payout Formula to the level of actual performance that has been certified by the Committee. Notwithstanding any contrary provision of the Plan, the Committee, in its sole discretion, may eliminate or reduce the Award payable to any Participant below that which otherwise would be payable under the Payout Formula.

(b) *Right to Receive Payment.* Each Award under the Plan shall be paid solely from the general assets of the Company. Nothing in this Plan shall be construed to create a trust or to establish or evidence any Participant's claim of any right to payment of an Award other than as an unsecured general creditor with respect to any payment to which he or she may be entitled.

(c) *Form of Distributions.* The Company shall distribute all Awards to the Participant in cash.

(d) *Timing of Distributions.* Subject to Section 8(e) below, the Company shall distribute amounts payable to Participants as soon as is practicable following the determination and written certification of the Award for a Performance Period, but in no event later than 2½ months after the end of the applicable Performance Period.

(e) *Deferral.* The Committee may defer payment of Awards, or any portion thereof, to Participants as the Committee, in its discretion, determines to be necessary or desirable to preserve the deductibility of such amounts under Section 162(m). In addition, the Committee, in its sole discretion, may permit a Participant to defer receipt of the payment of cash that would otherwise be delivered to a Participant under the Plan. Any such deferral elections shall be subject to such rules and procedures as shall be determined by the Committee in its sole discretion.

9) *Non-Performance-Based Compensation Bonuses.* Notwithstanding and without regard to any other provision in this Plan, the Committee may determine to pay cash bonuses hereunder that are not intended to constitute Performance-Based Compensation and which shall be payable pursuant to such terms and conditions as the Committee may determine in its sole discretion; provided, however, that in no event shall payment of a bonus hereunder that is not intended to be Performance-Based Compensation be contingent upon failure to achieve the performance goals under an otherwise performance-based arrangement, in accordance with Section 1.162-27(e)(2)(v) of the regulations promulgated under Section 162(m).

10) *Term of Plan.* The Plan was approved by the Company's stockholders on June 23, 2005, and shall continue until terminated under Section 11 of the Plan.

11) *Amendment and Termination of the Plan.* The Committee may amend, modify, suspend or terminate the Plan, in whole or in part, at any time, including adopting amendments deemed necessary or desirable to correct any defect or to supply omitted data or to reconcile any inconsistency in the Plan or in any Award granted hereunder; provided, however, that no amendment, alteration, suspension or discontinuation shall be made which would (i) impair any payments to Participants made prior to such amendment, modification, suspension or termination, unless the Committee has made a determination that such amendment or modification is in the best interests of all persons to whom Awards have theretofore been granted; provided further, however, that in no event may such an amendment or modification result in an increase in the amount of compensation payable pursuant to such Award or (ii) cause compensation that is, or may become, payable hereunder to fail to qualify as Performance-Based Compensation. To the extent necessary or advisable under applicable law, including Section 162(m), Plan amendments shall be subject to stockholder approval. At no time before the actual distribution of funds to Participants under the Plan shall any Participant accrue any vested interest or right whatsoever under the Plan except as otherwise stated in this Plan.

12) *Withholding.* Distributions pursuant to this Plan shall be subject to all applicable federal and state tax and withholding requirements.

13) *At-Will Employment.* No statement in this Plan should be construed to grant any employee an employment contract of fixed duration or any other contractual rights, nor should this Plan be interpreted as creating an implied or an expressed contract of employment or any other contractual rights between the Company and its employees. The employment relationship between the Company and its employees is terminable at-will. This means that an employee of the Company may terminate the employment relationship at any time and for any reason or no reason.

14) *Successors.* All obligations of the Company under the Plan, with respect to awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Company.

15) *Indemnification.* Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from (a) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any award, and (b) from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend

it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

16) *Nonassignment.* The rights of a Participant under this Plan shall not be assignable or transferable by the Participant except by will or the laws of intestacy.

17) *Governing Law.* The Plan shall be governed by the laws of the State of California.

APPENDIX B

AUTODESK, INC.

2008 EMPLOYEE STOCK PLAN

(AS AMENDED AND RESTATED EFFECTIVE AS OF JUNE [ ], 2010)*

1. *Purposes of the Plan.* The purposes of this 2008 Employee Stock Plan are:

- to attract and retain the best available personnel for positions of substantial responsibility,
- to provide additional incentive to Employees, and
- to promote the success of the Company's business.

Awards granted under the Plan may be Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock and Restricted Stock Units as determined by the Administrator at the time of grant.

Proxy Materials

2. *Definitions.* As used herein, the following definitions shall apply:

(a) "*Administrator*" means the Board or any of its Committees as shall be administering the Plan, in accordance with Section 4 of the Plan.

(b) "*Applicable Laws*" means the requirements relating to the administration of equity compensation plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any other country or jurisdiction where Awards are granted under the Plan.

(c) "*Award*" means, individually or collectively, a grant under the Plan of Incentive Stock Options, Nonqualified Stock Options, Restricted Stock or Restricted Stock Units.

(d) "*Award Agreement*" means the written agreement setting forth the terms and conditions applicable to each Award granted under the Plan.

(e) "*Board*" means the Board of Directors of the Company.

(f) "*Change of Control*" means the occurrence of any of the following events, in one or a series of related transactions:

(i) any "person," as such term is used in Sections 13(d) and 14(d) of the Exchange Act, other than the Company, a subsidiary of the Company or a Company employee benefit plan, including any trustee of such plan acting as trustee, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company's then outstanding securities entitled to vote generally in the election of directors; or

(ii) a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

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* The Plan was originally adopted by the Board on September 8, 2007 and approved by the stockholders on November 6, 2007. The Plan as amended and restated via Board approval on March 26, 2010, and was approved by the stockholders on June [ ], 2010, to become effective on June [ ], 2010.

(iii) the sale or disposition by the Company of all or substantially all the Company's assets; or

(iv) a change in the composition of the Board, as a result of which fewer than a majority of the Directors are Incumbent Directors. "Incumbent Directors" shall mean Directors who either (A) are Directors as of the date this Plan is approved by the Board, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Directors and whose election or nomination was not in connection with any transaction described in (i) or (ii) above or in connection with an actual or threatened proxy contest relating to the election of directors of the Company.

(g) "*Code*" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(h) "*Committee*" means a Committee appointed by the Board in accordance with Section 4 of the Plan.

(i) "*Common Stock*" means the Common Stock of the Company.

(j) "*Company*" means Autodesk, Inc., a Delaware corporation, or any successor thereto.

(k) "*Date of Grant*" means, with respect to an Award, the date that the Award is granted and its exercise price is set (if applicable), consistent with Applicable Laws and applicable financial accounting rules.

(l) "*Director*" means a member of the Board.

(m) "*Disability*" means total and permanent disability as defined in Section 22(e)(3) of the Code.

(n) "*Earnings Per Share*" means, as to any Performance Period, the Company's or a business unit's fully diluted earnings per share as defined by generally accepted accounting principles.

(o) "*Effective Date*" means June 10, 2010.

(p) "*Employee*" means any person employed by the Company or any Parent or Subsidiary of the Company. An Employee shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three (3) months following the 91st day of such leave any Incentive Stock Option held by the Participant shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option.

(q) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended. Reference to a specific section of the Exchange Act or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(r) "*Fair Market Value*" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market of the National Association of Securities Dealers, Inc. Automated Quotation ("Nasdaq") System, the Fair Market Value of a Share of Common Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such system or exchange (or the exchange with the greatest volume of trading in Common Stock) on the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(ii) In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Administrator.

(s) "*Fiscal Year*" means a fiscal year of the Company.

(t) "*Incentive Stock Option*" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(u) "*Net Income*" means, as to any Performance Period, the net income of the Company for the Performance Period determined in accordance with generally accepted accounting principles.

(v) "*Nonstatutory Stock Option*" means an Option not intended to qualify as an Incentive Stock Option.

(w) "*Notice of Grant*" means a written or electronic notice evidencing certain terms and conditions of an individual Award. The Notice of Grant is part of the Award Agreement.

(x) "*Operating Margins*" means the ratio of Operating Income to Revenue.

(y) "*Operating Income*" means the Company's or a business unit's income from operations determined in accordance with generally accepted accounting principles.

(z) "*Option*" means a stock option granted pursuant to the Plan.

(aa) "*Option Agreement*" means a written or electronic agreement between the Company and a Participant evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

(bb) "*Parent*" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code.

(cc) "*Participant*" means the holder of an outstanding Award granted under the Plan.

(dd) "*Performance Goals*" means the goal(s) (or combined goal(s)) determined by the Administrator (in its discretion) to be applicable to a Participant with respect to an Award. As determined by the Administrator, the Performance Goals applicable to an Award may provide for a targeted level or levels of achievement using one or more of the following measures: (a) Revenue, (b) Earnings Per Share, (c) Net Income, (d) Operating Margins, and (e) Total Stockholder Return. The Performance Goals may differ from Participant to Participant and from Award to Award. Any criteria used may be measured, as applicable, (i) on Pro Forma numbers, (ii) in absolute terms, (iii) in relative terms (including, but not limited, the passage of time and/or against other companies or financial metrics), (iv) on a per share and/or share per capita basis, (v) against the performance of the Company as a whole or against particular segments or products of the Company and/or (vi) on a pre-tax or after-tax basis. Prior to the Determination Date, the Administrator shall determine whether any element(s) (for example, but not by way of limitation, the effect of mergers or acquisitions) shall be included in or excluded from the calculation of any Performance Goal with respect to any Participants (whether or not such determinations result in any Performance Goal being measured on a basis other than generally accepted accounting principles).

(ee) "*Performance Period*" means any Fiscal Year or such longer period as determined by the Administrator in its sole discretion.

(ff) "*Period of Restriction*" means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. As provided in Section 9, such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator, in its discretion.

(gg) "*Plan*" means this 2008 Employee Stock Plan, as set forth in this instrument and as hereafter amended from time to time.

(hh) "*Pro Forma*" means calculation of a Performance Goal in a manner that excludes certain unusual or non-cash expenses or credits, such as restructuring expenses, extraordinary tax events, expenses or credits related to stock options, other equity compensation or the like, acquisition related expenses, extraordinary items, income or loss from discontinued operations, and/or gains or losses from early extinguishment of debt instead of conforming to generally accepted accounting principles.

(ii) "*Restricted Stock*" means an Award granted to a Participant pursuant to Section 9.

(jj) "*Restricted Stock Unit*" means an Award granted to a Participant pursuant to Section 10.

(kk) "*Revenue*" means the Company's or a business unit's net sales for the Performance Period, determined in accordance with generally accepted accounting principles.

(ll) "*Rule 16b-3*" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(mm) "*Section 16(b)*" means Section 16(b) of the Securities Exchange Act of 1934, as amended.

(nn) "*Share*" means a share of the Common Stock, as adjusted in accordance with Section 13 of the Plan.

(oo) "*Subsidiary*" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

(pp) "*Total Stockholder Return*" means the total return (change in share price plus reinvestment of any dividends) of a share of the Company's common stock.

3. *Stock Subject to the Plan.*

(a) Subject to the provisions of Section 13 of the Plan, the maximum aggregate number of Shares which may be issued under the Plan is equal to 15,500,000 Shares plus that number of shares remaining for issuance under the 2008 Plan as of June [ ], 2010, not to exceed 500,000 shares. No more than 2,500,000 of the Shares available under the Plan may be issued pursuant to Awards that are not Options.

(b) The Shares may be authorized, but unissued, or reacquired Common Stock. If an Award expires or becomes unexercisable without having been exercised in full, or with respect to Restricted Stock or Restricted Stock Units, is forfeited to or repurchased by the Company, the unpurchased Shares (or for Awards other than Options, the forfeited or repurchased Shares) which were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). Shares that have actually been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if unvested Shares of Restricted Stock or Restricted Stock Units are repurchased by the Company or are forfeited to the Company, such Shares will become available for future grant under the Plan. Shares used to pay the tax and exercise price of an Award will not become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment provided in Section 13, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options shall equal the aggregate Share number stated in this Section 3(a), plus, to the extent allowable under Section 422 of the Code, any Shares that become available for issuance under the Plan under this Section 3(b).

4. *Administration of the Plan.*

(a) *Procedure.*

(i) *Multiple Administrative Bodies.* The Plan may be administered by different Committees with respect to different groups of Employees.

(ii) *Section 162(m).* To the extent that the Administrator determines it to be desirable to qualify Awards granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, the Plan shall be administered by a Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code.

(iii) *Rule 16b-3.* To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder shall be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv) *Other Administration.* Other than as provided above, the Plan shall be administered by (A) the Board or (B) a Committee, which committee shall be constituted to satisfy Applicable Laws.

(b) *Powers of the Administrator.* Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

(i) to determine the Fair Market Value of the Common Stock, in accordance with Section 2(r) of the Plan;

(ii) to select the Employees to whom Awards may be granted hereunder;

(iii) to determine whether and to what extent Awards are granted hereunder;

(iv) to determine the number of Shares to be covered by each Award granted hereunder;

(v) to approve forms of agreement for use under the Plan;

(vi) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. With respect to Options, such terms and conditions include, but are not limited to, the exercise price, the time or times when Options may be exercised, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vii) to construe and interpret the terms of the Plan and Awards granted hereunder;

(viii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws;

(ix) to modify or amend each Award (not inconsistent with the terms of the Plan), including the discretionary authority to extend the post-termination exercisability period of Options longer than is otherwise provided for in the Plan;

(x) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xi) to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise or vesting of an Award that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld (but no more). The Fair Market Value of any Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(xii) to determine the terms and restrictions applicable to Awards; and

(xiii) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) *Effect of Administrator's Decision*. The Administrator's decisions, determinations and interpretations shall be final and binding on all Participants and any other holders of Awards and shall be given the maximum deference permitted by law.

5. *Eligibility*. Awards may be granted only to Employees.

6. *No Employment Rights*. Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing the Participant's employment with the Company or its Subsidiaries, nor shall they interfere in any way with the Participant's right or the Company's or Subsidiary's right, as the case may be, to terminate such employment at any time, with or without cause or notice.

7. *Term of Plan*. The Plan, as amended and restated, shall become effective on June 10, 2010 and continue in effect until June 30, 2013, expiring at the close of business, pacific daylight time, on June 30, 2013.

8. *Stock Options*.

(a) *Grant of Options*. Subject to the terms and provisions of the Plan, Options may be granted to Employees at any time and from time to time as determined by the Administrator in its sole discretion. The Administrator, in its sole discretion, shall determine the number of Shares subject to each Option, provided that during any Fiscal Year, no Participant shall be granted Options covering more than a total of 1,500,000 Shares; *provided, however*, that such limit shall be 3,000,000 Shares in the Participant's first Fiscal Year of Company service. The Administrator may grant Incentive Stock Options, Nonstatutory Stock Options, or a combination thereof.

(b) *Term*. The term of each Option shall be stated in the Notice of Grant; *provided, however*, that the term shall be no longer than ten (10) years from the Date of Grant. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be no longer than five (5) years from the Date of Grant. Subject to the five (5) and ten (10) years limits set forth in the preceding sentence, the Administrator may, after an Option is granted, extend the maximum term of the Option. Unless otherwise determined by the Administrator, any extension of the term of an Option pursuant to this Section 8(b) shall comply with Code Section 409A.

(c) *Option Exercise Price*. The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator and shall be no less than 100% of the Fair Market Value per share on the Date of Grant; *provided, however*, that in the case of an Incentive Stock Option granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the Date of Grant.

Notwithstanding the foregoing, in the event that the Company or a Subsidiary consummates a transaction described in Section 424(a) of the Code (e.g., the acquisition of property or stock from an unrelated corporation), persons who become Employees on account of such transaction may be granted Options in substitution for options granted by their former employer. If such substitute Options are granted, the Administrator, in its sole discretion and consistent with Section 424(a) of the Code, may determine that such substitute Options shall have an exercise price less than one hundred percent (100%) of the Fair Market Value of the Shares on the Date of Grant.

(d) *No Repricing*. The exercise price for an Option may not be reduced without the consent of the Company's stockholders. This shall include, without limitation, a repricing of the Option as well as an Option exchange program whereby the Participant agrees to cancel an existing Option in exchange for (a) Awards with a lower exercise price, (b) a different type of Award, (c) cash, or (d) a combination of (a), (b) and/or (c).

(e) *Waiting Period and Exercise Dates*. At the time an Option is granted, the Administrator shall fix the period within which the Option may be exercised and shall determine any conditions which must be satisfied before the Option may be exercised. In so doing, the Administrator may specify that an Option may not be exercised until the completion of a service period or until performance milestones are satisfied.

(f) *Form of Consideration*. The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Subject to Applicable Laws, such consideration may consist entirely of:

(i) cash;

(ii) check;

(iii) other Shares which (A) in the case of Shares acquired upon exercise of an option, have been owned by the Participant for more than six months on the date of surrender, and (B) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised;

(iv) delivery to the Company of (A) a properly executed exercise notice together with such other documentation as the Administrator and the broker, if applicable, shall require to effect an exercise of the Option and (B) the sale proceeds required to pay the exercise price;

(v) any combination of the foregoing methods of payment; or

(vi) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; provided, however, that in no case will loans be permitted as consideration for exercising an Option hereunder.

(g) *Exercise of Option; Rights as a Stockholder*. Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Option Agreement.

An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Option Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Participant. Until the stock certificate evidencing such Shares is issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the optioned stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 13 of the Plan.

Exercising an Option in any manner shall decrease the number of Shares thereafter available for sale under the Option, by the number of Shares as to which the Option is exercised.

(h) *Termination of Relationship as an Employee.* If a Participant ceases to be an Employee, other than upon the Participant's death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for three (3) months following the Participant's termination. If, on the date of termination, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Participant does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(i) *Disability.* If a Participant ceases to be an Employee as a result of the Participant's Disability, the Participant may exercise his or her Option for twelve (12) months following the Participant's termination (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Option Agreement). If, on the date of termination, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Participant does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(j) *Death of Participant.* If a Participant dies while an Employee, the Option may be exercised for twelve (12) months following Participant's death (but in no event may the option be exercised later than the expiration of the term of such Option as set forth in the Option Agreement), by the Participant's designated beneficiary, provided such beneficiary has been designated prior to Participant's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant's estate or by the person(s) to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(k) *ISO $100,000 Rule.* Each Option shall be designated in the Notice of Grant as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designations, to the extent that the aggregate Fair Market Value of Shares subject to a Participant's Incentive Stock Options granted by the Company, any Parent or Subsidiary, which become exercisable for the first time during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 8(k), Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the time of grant.

9. *Restricted Stock.*

(a) *Grant of Restricted Stock.* Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Employees as the Administrator, in its sole discretion, shall determine. The Administrator, in its sole discretion, shall determine the number of Shares to be granted to each Participant, provided that during any Fiscal Year, no Participant shall receive more than a total of 300,000 Shares of Restricted Stock (and/or Restricted Stock Units); *provided, however,* that such limit shall be 600,000 Shares in the Participant's first Fiscal Year of Company service.

(b) *Restricted Stock Agreement.* Each Award of Restricted Stock shall be evidenced by an Award Agreement that shall specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, shall determine. Unless the Administrator determines otherwise, Shares of Restricted Stock shall be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

(c) *Transferability.* Except as provided in this Section 9, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(d) *Other Restrictions.* The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate, in accordance with this Section 9(d).

(i) *General Restrictions.* The Administrator may set restrictions based upon continued employment or service with the Company and its affiliates, the achievement of specific performance objectives (Company-wide, departmental, or individual), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(ii) *Section 162(m) Performance Restrictions.* For purposes of qualifying grants of Restricted Stock as "performance-based compensation" under Section 162(m) of the Code, the Administrator, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals shall be set by the Administrator on or before the latest date permissible to enable the Restricted Stock to qualify as "performance-based compensation" under Section 162(m) of the Code. In granting Restricted Stock which is intended to qualify under Section 162(m) of the Code, the Administrator shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Restricted Stock under Section 162(m) of the Code (e.g., in determining the Performance Goals).

(iii) *Legend on Certificates.* The Administrator, in its discretion, may legend the certificates representing Restricted Stock to give appropriate notice of such restrictions.

(e) *Removal of Restrictions.* Except as otherwise provided in this Section 9, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall be released from escrow as soon as practicable after the last day of the Period of Restriction. The Administrator, in its discretion, may accelerate the time at which any restrictions shall lapse or be removed. After the restrictions have lapsed, the Participant shall be entitled to have any legend or legends under Section 9(d)(iii) removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant. The Administrator (in its discretion) may establish procedures regarding the release of Shares from escrow and the removal of legends, as necessary or appropriate to minimize administrative burdens on the Company.

(f) *Voting Rights.* During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g) *Dividends and Other Distributions.* During the Period of Restriction, Participants holding Shares of Restricted Stock shall be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the Award Agreement. Any such dividends or distribution shall be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid, unless otherwise provided in the Award Agreement.

(h) *Return of Restricted Stock to the Company.* On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed shall revert to the Company and again shall become available for grant under the Plan.

10. *Restricted Stock Units.*

(a) *Grant of Restricted Stock Units.* Restricted Stock Units may be granted to Employees at any time and from time to time, as shall be determined by the Administrator, in its sole discretion. The Administrator shall have complete discretion in determining the number of Restricted Stock Units granted to each Participant, provided that during any Fiscal Year, no Participant shall receive more than a total of 300,000 Restricted Stock Units (and/or Shares of Restricted Stock); *provided, however*, that such limit shall be 600,000 Restricted Stock Units in the Participant's first Fiscal Year of Company service.

(b) *Value of Restricted Stock Units.* Each Restricted Stock Unit shall have an initial value equal to the Fair Market Value of a Share on the Grant Date.

(c) *Restricted Stock Unit Agreement.* Each Award of Restricted Stock Units shall be evidenced by an Award Agreement that shall specify any vesting conditions, the number of Restricted Stock Units granted, and such other terms and conditions as the Administrator, in its sole discretion, shall determine.

(d) *Performance Objectives and Other Terms.* The Administrator, in its discretion, shall set performance objectives or other vesting criteria which, depending on the extent to which they are met, will determine the number or value of Restricted Stock Units that will be paid out to the Participants. Each Award of Restricted Stock Units shall be evidenced by an Award Agreement that shall specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, shall determine.

(i) *General Performance Objectives or Vesting Criteria.* The Administrator may set performance objectives or vesting criteria based upon the achievement of Company-wide, departmental, or individual goals, applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion (for example, but not by way of limitation, continuous service as an Employee).

(ii) *Section 162(m) Performance Objectives.* For purposes of qualifying grants of Restricted Stock Units as "performance-based compensation" under Section 162(m) of the Code, the Administrator, in its discretion, may determine that the performance objectives applicable to Restricted Stock Units shall be based on the achievement of Performance Goals. The Performance Goals shall be set by the Administrator on or before the latest date permissible to enable the Restricted Stock Units to qualify as "performance-based compensation" under Section 162(m) of the Code. In granting Restricted Stock Units that are intended to qualify under Section 162(m) of the Code, the Administrator shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Restricted Stock Units under Section 162(m) of the Code (e.g., in determining the Performance Goals).

(e) *Earning of Restricted Stock Units.* After the applicable Performance Period has ended, the holder of Restricted Stock Units shall be entitled to receive a payout of the number of Restricted Stock Units earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives have been achieved. After the grant of a Restricted Stock Unit, the Administrator, in its sole discretion, may reduce or waive any performance objectives for such Restricted Stock Unit.

(f) *Form and Timing of Payment of Restricted Stock Units.* Payment of vested Restricted Stock Units shall be made as soon as practicable after vesting (subject to any deferral permitted under Section 18). The Administrator, in its sole discretion, may pay Restricted Stock Units in the form of cash, in Shares or in a combination thereof.

(g) *Cancellation of Restricted Stock Units.* On the date set forth in the Award Agreement, all unvested Restricted Stock Units shall be forfeited to the Company and, except as otherwise determined by the Administrator, again shall be available for grant under the Plan.

11. *Leaves of Absence.* Unless the Administrator provides otherwise or except as otherwise required by Applicable Laws, vesting of Awards granted hereunder shall continue during any leave of absence approved by the Administrator.

12. *Non-Transferability of Awards.* Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the recipient, only by the recipient. If the Administrator makes an Award transferable, such Award shall contain such additional terms and conditions as the Administrator deems appropriate; provided, however, that such Award shall in no event be transferable for value. Notwithstanding the foregoing, a Participant may, if the Administrator (in its discretion) so permits, transfer an Award to an individual or entity other than the Company. Any such transfer shall be made in accordance with such procedures as the Administrator may specify from time to time.

13. *Adjustments Upon Changes in Capitalization.*

(a) Subject to any required action by the stockholders of the Company, the number of Shares covered by each outstanding Award, the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, as well as the price per Share of Common Stock covered by each such outstanding Award and the 162(m) Fiscal Year share issuance limits under Sections 8(a), 9(a) and 10(a) hereof, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; *provided, however*, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Compensation Committee, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Award.

(b) *Dissolution or Liquidation.* In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Award until ten (10) days prior to such transaction as to all of the Shares covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c) *Change of Control.* In the event of a Change of Control, each outstanding Award shall be assumed or an equivalent Award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation.

In the event that the successor corporation refuses to assume or substitute for the Award, the Participant shall fully vest in and have the right to exercise all of his or her outstanding Options, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock will lapse and all Restricted Stock Units shall become fully vested; *provided, however*, that, with respect to Awards with performance-based vesting, including but not limited to Restricted Stock and Restricted Stock Units, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met. In addition, if an Option is not assumed or substituted in the event of a Change of Control, the Administrator shall notify the Participant in writing or electronically that the Option shall be fully vested and exercisable for a period of fifteen (15) days from the date of such notice, and the Option shall terminate upon the expiration of such period.

For the purposes of this paragraph, an Award shall be considered assumed if, following the Change of Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change of Control, the consideration (whether stock, cash, or other securities or property) received in the Change of Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); *provided, however*, that if such consideration received in the Change of Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or upon the payout of the Restricted Stock Unit Award, for each Share subject to the Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change of Control.

Notwithstanding anything in this Section 13(c) to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant's consent; provided, however, a modification to such performance goals only to reflect the successor corporation's post-Change of Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

14. *Amendment and Termination of the Plan.*

(a) *Amendment and Termination.* The Board may at any time amend, alter, suspend or terminate the Plan; provided, however, that the Board may not materially amend the Plan without obtaining stockholder approval. For this purpose, the following shall be considered material amendments requiring stockholder approval: (i) increasing the benefits accruing to Plan participants, (ii) increasing the number of Shares that may be issued under the Plan (other than in accordance with Section 13(a) hereof), (iii) modifying the requirements for participation under the Plan or (iv) as otherwise may be required by Applicable Laws.

(b) *Stockholder Approval.* The Company shall obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws. Such stockholder approval, if required, shall be obtained in such a manner and to such a degree as is required by the applicable law, rule or regulation.

(c) *Effect of Amendment or Termination.* No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing (or electronic format) and signed by the Participant and the Company.

15. *Conditions Upon Issuance of Shares.*

(a) *Legal Compliance.* Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) *Investment Representations.* As a condition to the exercise or receipt of Shares pursuant to an Award, the Company may require the person exercising or receiving Shares pursuant to an Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

16. *Liability of Company.*

(a) *Inability to Obtain Authority.* The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

(b) *Grants Exceeding Allotted Shares*. If the Shares covered by an Award exceed, as of the Date of Grant, the number of Shares which may be issued under the Plan without additional stockholder approval, such Award shall be void with respect to such excess Shares, unless stockholder approval of an amendment sufficiently increasing the number of Shares subject to the Plan is timely obtained in accordance with Section 14(b) of the Plan.

17. *Reservation of Shares*. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

18. *Deferrals*. The Administrator, in its sole discretion, may permit a Participant to defer receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award. Any such deferral elections shall be subject to such rules and procedures as shall be determined by the Administrator in its sole discretion.

19. *Participation*. No Employee shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

20. *No Rights as Stockholder*. Except to the limited extent provided in Section 9(f), no Participant (nor any beneficiary) shall have any of the rights or privileges of a stockholder of the Company with respect to any Shares issuable pursuant to an Award (or exercise thereof), unless and until certificates representing such Shares shall have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Participant (or beneficiary).

21. *Withholding Requirements*. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's FICA obligation) required to be withheld with respect to such Award (or exercise thereof). Notwithstanding any contrary provision of the Plan, if a Participant fails to remit to the Company such withholding amount within the time period specified by the Administrator (in its discretion), the Participant's Award may, in the Administrator's discretion, be forfeited and in such case the Participant shall not receive any of the Shares subject to such Award.

22. *Section 409A*. To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A of the Code, the program pursuant to which such Award is granted and the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and any Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan or the applicable Award Agreement to the contrary, in the event that following the Effective Date the Administrator determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Administrator may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section.

23. *Withholding Arrangements*. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit or require a Participant to satisfy all or part of the tax withholding obligations in connection with an Award by (a) having the Company withhold otherwise deliverable Shares, or (b) delivering to the Company already-owned Shares having a Fair Market Value equal to the amount required to

be withheld. The amount so withheld shall not exceed the amount determined by using the minimum federal, state, local or foreign jurisdiction statutory withholding rates applicable to the Participant with respect to the Award on the date that the amount of tax to be withheld is to be determined. The Fair Market Value of the Shares to be withheld or delivered shall be determined as of the date that the taxes are required to be withheld.

24. *Indemnification.* Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from (a) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any Award Agreement, and (b) from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

25. *Successors.* All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Company.

26. *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

27. *Severability.* In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

28. *Governing Law.* The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of California (with the exception of its conflict of laws provisions).

29. *Captions.* Captions are provided herein for convenience only, and shall not serve as a basis for interpretation or construction of the Plan.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 0-14338

AUTODESK, INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-2819853**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. employer Identification No.)**
111 McInnis Parkway, San Rafael, California	**94903**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (415) 507-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 Par Value	**The NASDAQ Stock Market LLC (NASDAQ Global Select Market)**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act"). Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 31, 2009, the last business day of the registrant's most recently completed second fiscal quarter, there were approximately 229.2 million shares of the registrant's common stock outstanding that were held by non-affiliates, and the aggregate market value of such shares held by non-affiliates of the registrant (based on the closing sale price of such shares on the NASDAQ Global Select Market on July 31, 2009) was approximately $5.0 billion. Shares of the registrant's common stock held by each executive officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 12, 2010, registrant had outstanding approximately 229.3 million shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for registrant's Annual Meeting of Stockholders (the "Proxy Statement"), are incorporated by reference in Part III of this Form 10-K to the extent stated herein. The Proxy Statement will be filed within 120 days of the registrant's fiscal year ended January 31, 2010.

AUTODESK, INC. FORM 10-K

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

The discussion in this Annual Report on Form 10-K contains trend analyses and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are any statements that look to future events and consist of, among other things, statements regarding our business strategies; anticipated future operating results, including our financial results; the impact of our restructuring activities; our belief that the strength of our channel network, technological leadership, brand recognition, breadth of product line and large installed base are helping us manage through this challenging current economic period and position us well as global economies recover; expected trends in certain financial metrics; our ability to generate sufficient future taxable income in appropriate tax jurisdictions to realize our net deferred tax assets; our ability to successfully expand adoption of our horizontal design customer products, our vertical design products and model-based design products; our belief that emerging economies continue to present long-term growth opportunities for us; and the sufficiency of our cash to meet our working capital and operating resource expenditure requirements over the next 12 months. In addition, forward-looking statements also consist of statements involving expectations regarding product acceptance, activity related to our stock repurchase program, and short-term and long-term cash requirements, as well as, statements involving trend analyses and statements including such words as "may," "believe," "could," "anticipate," "would," "might," "plan," "expect," and similar expressions or the negative of these terms or other comparable terminology. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to business and economic risks. As such, our actual results could differ materially from those set forth in the forward-looking statements as a result of a number of factors, including those set forth below in Item 1A, "Risk Factors," and in our other reports filed with the U.S. Securities Exchange Commission. We assume no obligation to update forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

PART I

ITEM 1. BUSINESS

Note: A glossary of terms used in this Form 10-K appears at the end of this Item 1.

GENERAL

We are a world leading design software and services company, offering customers progressive business solutions through powerful technology products and services. We serve customers in the architecture, engineering and construction, manufacturing, and digital media and entertainment industries. Our sophisticated software products enable our customers to experience their ideas before they are real by allowing them to create and document their designs and to visualize, simulate and analyze real-world performance early in the design process by creating digital prototypes. These capabilities give our customers the flexibility to optimize and improve their designs before they actually begin the building process, helping save time and money, improving quality and fostering innovation. Our software products are sold globally, both directly to customers and through a network of resellers and distributors.

Segments

We are organized into four reportable operating segments:

- Platform Solutions and Emerging Business ("PSEB"), which accounted for 36% of our net revenue in fiscal 2010,
- Architecture, Engineering and Construction ("AEC") which accounted for 30% of our net revenue in fiscal 2010,
- Manufacturing ("MFG"), which accounted for 23% of our net revenue in fiscal 2010; and,
- Media and Entertainment ("M&E"), which accounted for 11% of our net revenue in fiscal 2010.

A summary of our condensed net revenue and results of operations for our business segments is found in Note 13, "Segments," in the Notes to our Consolidated Financial Statements.

Our *PSEB, AEC and MFG segments* derive revenue from the sale of licenses for software products and services to customers who design, build, manage or own building, manufacturing and infrastructure projects. The principal software products of these segments include the following:

- general design software, including AutoCAD and AutoCAD LT (horizontal design products), which accounted for 32% of our net revenue in fiscal 2010,
- discipline-specific design software, including AutoCAD-based products (vertical design products), which accounted for 15% of our net revenue in fiscal 2010 and
- model-based design software, including Autodesk Inventor products, Autodesk Revit products, AutoCAD Civil 3D, and Autodesk Moldflow which accounted for 29% of our net revenue in fiscal 2010.

In addition to software products, the PSEB, AEC and MFG segments offer a range of services including consulting, support and training, largely dedicated to enhancing our ability to sell licenses to our software products.

Our *M&E segment* derives revenue from the sale of licenses for software products and systems to creative professionals, post-production facilities, and broadcasters for a variety of applications, including feature films, television programs, commercials, music and corporate videos, interactive game production, web design and interactive web streaming. In addition, our animation products produced by our M&E segment are often used by customers of products from our other segments for the visualization of their designs.

Beginning in fiscal 2010, we reorganized our business to better align with our customers and accelerate product innovation. As part of this change, there was some product movement between business segments. We have reorganized prior year information to conform to the current period presentation.

Corporate Information

We were incorporated in California in April 1982 and were reincorporated in Delaware in May 1994. Our principal executive office is located at 111 McInnis Parkway, San Rafael, California 94903 and the telephone number at that address is (415) 507-5000. Our internet address is www.autodesk.com. The information posted on our website is not incorporated into this Annual Report on Form 10-K. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on the Investor Relations portion of our web site at www.autodesk.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

PRODUCTS

The principal product offerings from Autodesk's different segments are as follows:

PSEB

Our PSEB segment includes our horizontal design product, AutoCAD. Our AutoCAD product is a platform product that underpins our vertical design product offerings for all the industries we serve. For example, our AEC and MFG segments offer tailored versions of AutoCAD software for the industries they serve. Our AutoCAD product also provides a platform for our developer partners to build custom solutions for a range of diverse design-oriented markets. PSEB's revenue primarily includes revenue from sales of licenses of our horizontal design products, AutoCAD and AutoCAD LT, as well as many of our vertical design products. The segment's principal product offerings included the following during fiscal 2010:

- *AutoCAD*

AutoCAD software, which is our largest revenue-generating product, is a customizable and extensible computer-aided design (CAD) application for professional design, drafting, detailing, and visualization. AutoCAD software provides digital tools that can be used independently and in conjunction with other specific applications in fields ranging from construction to manufacturing, civil engineering and process plant design.

- *AutoCAD LT*

AutoCAD LT software is purpose built for professional drafting and detailing. AutoCAD LT includes full DWG file format compatibility and document sharing capability without the need for software customization or certain advanced functionality found in our AutoCAD product. Users can share all design data with team members who use our AutoCAD product or other Autodesk products built on AutoCAD. AutoCAD LT software is our second largest revenue-generating product.

AEC

Autodesk's AEC software products help to improve the way building, civil infrastructure, process plant and construction projects are designed, built and managed. A broad portfolio of solutions enables greater efficiency, accuracy and sustainability across the entire project lifecycle. Autodesk AEC solutions include advanced technology for building information modeling ("BIM"), AutoCAD-based design and documentation productivity software, sustainable design analysis applications, and collaborative project management solutions. BIM, an integrated process for building and infrastructure design, analysis, documentation and construction, uses consistent, coordinated information to improve communication and collaboration between the extended project team. AEC provides a comprehensive portfolio of BIM solutions that help customers deliver projects faster and more economically, while minimizing environmental impact. The segment's principal product offerings included the following during fiscal 2010:

- *Autodesk Revit*

Purpose-built for BIM, the Autodesk Revit products collect information about a building project and allow this information to be coordinated across all other representations of the project, so that every drawing sheet, 2D and 3D view and schedule is based on internally consistent and complete information from the same underlying building database. The Autodesk Revit products, including AutoCAD Revit Architecture Suite, AutoCAD Revit MEP Suite and AutoCAD Revit Structure Suite, provide an intuitive sophisticated model-based design and documentation system for architects; mechanical, electrical and plumbing (MEP) engineers; structural engineers; design-build teams; and other design and building industry professionals.

- *AutoCAD Civil 3D*

AutoCAD Civil 3D products provide a surveying, design, analysis, and documentation solution for civil engineering, including land development, transportation, and environmental projects. Using a model-centric approach that automatically updates documentation as design changes are made, AutoCAD Civil 3D products enable civil engineers, designers, drafters, and surveyors to significantly boost productivity and deliver higher-quality designs and construction documentation faster. With AutoCAD Civil 3D products, the entire project team works from the same consistent, up-to-date model so they stay coordinated throughout all project phases.

- *AutoCAD Architecture*

Designed for architects and built on the AutoCAD platform, AutoCAD Architecture software includes powerful Architecture industry-specific tools to gain efficiency and improve coordination.

- *AutoCAD Map 3D*

AutoCAD Map 3D software provides direct access to data needed for infrastructure planning, design and management activities. AutoCAD Map 3D software helps professionals working on transportation, land development, water, and power projects to more easily create, manage and analyze design geographic information system ("GIS") and asset data.

MFG

Our MFG segment provides the manufacturers in automotive and transportation, industrial machinery, consumer products and building products with comprehensive digital prototyping solutions that brings together design data from all phases of the product development process to develop a single digital model created in Autodesk Inventor software. Our solutions for digital prototyping are scalable, attainable, and cost-effective, enabling a broad group of manufacturers to realize benefits with minimal disruption to existing workflows. MFG's principal product offerings included the following during fiscal 2010:

- *Autodesk Inventor*

Autodesk Inventor software allows manufacturers to go beyond 3D design to digital prototyping by giving engineers a comprehensive and flexible set of tools for 3D mechanical design, simulation, analysis, tooling, visualization and documentation. With Inventor software, engineers can integrate AutoCAD drawings and model-based design data into a single digital model, creating a virtual representation of a final product that enables them to validate the form, fit, and function of the product before it is ever built. Digital prototyping with Inventor software enables manufacturers to design, visualize, and simulate products digitally, helping them to build better products, reduce development costs, and get to market faster.

- *AutoCAD Mechanical*

AutoCAD Mechanical software is purpose-built to accelerate the mechanical design process. AutoCAD Mechanical software offers users significant productivity gains and helps save hours of design time by including all the functionality of AutoCAD software, plus comprehensive libraries of standards-based parts and tools for automating common design tasks.

- *Autodesk Moldflow*

The Autodesk Moldflow family of injection molding simulation software provides tools that help manufacturers optimize the design of plastic parts and injection molds, and study the injection molding process.

M&E

Our M&E segment is comprised of two product groups: Animation and Advanced Systems. Animation products are sold as software only and provide tools for digital sculpting, modeling, animation, effects, rendering, and compositing for design visualization, visual effects and games production. Advanced Systems products are primarily sold as turnkey solutions for editing, finishing and visual effects design, and color grading. Principal product offerings in our M&E segment's Animation and Advanced Systems product groups included the following during fiscal 2010:

Animation

- *Autodesk 3ds Max*

Autodesk 3ds Max software provides 3D modeling, animation and rendering solutions that enable game developers, design visualization professionals and visual effects artists to digitally create realistic images, animations and complex scenes and to digitally communicate abstract or complex mechanical, architectural, engineering and construction concepts.

- *Autodesk Maya*

Autodesk Maya software provides 3D modeling, animation, effects, rendering and compositing solutions that enable film and video artists, game developers and design visualization professionals to digitally create engaging, lifelike images, realistic animations and simulations, and extraordinary visual effects.

Advanced Systems

- *Autodesk Flame, Autodesk Inferno, Autodesk Flint and Autodesk Smoke*

Autodesk Flame, Autodesk Inferno and Autodesk Flint systems are our scalable line of interactive real-time visual effects design and finishing solutions. These products service a wide range of client workflows from interactive broadcast design to real-time high-resolution film work. The Autodesk Smoke system is an interactive, real-time, non-linear and non-compressed online editing and finishing system that enables editors to edit, conform and finish television commercials, broadcast programming, film trailers and feature films, as well as other high-value media content in mixed resolutions. In fiscal 2010, we introduced Autodesk Flare, a software-only version of the Flame compositing environment, available as a creative companion to Flame and Inferno seats.

- *Autodesk Lustre*

Autodesk Lustre system is an award winning, high-performance color-grading solution used by artists for creative look development, final color and lighting effects for both television and film projects.

PRODUCT DEVELOPMENT AND INTRODUCTION

The technology industry is characterized by rapid technological change in computer hardware, operating systems and software. In addition, our customer's requirements and preferences rapidly evolve, as do their expectations of our software. To keep pace with these changes, we maintain a vigorous program of new product development to address demands in the marketplace for our products. We dedicate considerable technical and financial resources to research and development to further enhance our existing products and to create new products and technologies. Research and development expenditures were $457.5 million or 27% of fiscal 2010 net revenue, $576.1 million or 25% of fiscal 2009 net revenue and $490.5 million or 23% of fiscal 2008 net revenue. Our software is primarily developed internally; however, we also use independent firms and contractors to perform some of our product development activities. Additionally, we acquire products or technology developed by others by purchasing or licensing products and technology from third parties. We continually review these investments in an effort to ensure that we are generating sufficient revenue or gaining a competitive advantage to justify their costs.

The majority of our basic research and product development is performed in the United States, China, Singapore and Canada. However, we employ experienced software developers in all of our locations. Translation and localization of our products is performed in a number of local markets, principally Singapore and Switzerland. We generally localize and translate our products into German, French, Italian, Spanish, Russian, Japanese, Korean and simplified and traditional Chinese.

We plan to continue to manage significant product development operations internationally over the next several years. We believe that our ability to conduct research and development at various locations throughout the world allows us to optimize product development, lower costs, and integrate local market knowledge into our development activities. We continually assess the significant costs and challenges, including intellectual property protection, against the benefits of our international development activities.

In addition, our business strategy has historically depended in part on our relationships with a network of over 3,400 third-party developers who develop and sell their own products that further enhance the range of integrated solutions available to our customers.

For further discussion regarding risks from our product development and introduction efforts, see Item 1A, "Risk Factors."

MARKETING AND SALES

We license or sell our products and services globally, primarily through indirect channels consisting of distributors and resellers. To a lesser extent we also transact directly with customers who are primarily large corporations. Our indirect channel model includes both a two-tiered distribution structure, where distributors sell to resellers, and a one-tiered structure, where Autodesk sells directly to resellers. We have a network of approximately 1,900 resellers and distributors worldwide. For fiscal 2010, approximately 83% of our revenue was derived from indirect channel sales through distributors and resellers, and we expect that the majority of our revenue will continue to be derived from indirect channel sales in the future. We employ a variety of incentive programs and promotions to align our reseller channel with our business strategies. Sales through one distributor, Tech Data Corporation and its affiliates, accounted for 14% of our net revenue for each of the fiscal years 2010, 2009 and 2008. No other distributor or reseller accounted for 10% or more of our revenue.

Our customer-related operations are divided into three geographic regions, the Americas; Europe, Middle East and Africa ("EMEA"); and Asia Pacific ("APAC"). Each geographic region is supported by global marketing and sales organizations. These organizations develop and manage overall marketing and sales programs and work closely with a network of domestic and international sales offices. Fiscal 2010 net revenue in the Americas, EMEA and APAC was $654.4 million, $671.1 million and $388.2 million, respectively. We intend to continue to make our products available in foreign languages. We believe that international sales will continue to comprise the majority of our net revenue. Economic weakness in countries where we generate a significant portion of our net revenue, including the U.S., has had, and could in the future have, an adverse effect on our business. A summary of our financial information by geographic location is found in Note 13, "Segments" in the Notes to Consolidated Financial Statements. Our international operations and sales subject us to a variety of risks; see Item 1A, "Risk Factors," for further discussion.

We also work directly with reseller and distributor sales organizations, computer manufacturers, other software developers and peripherals manufacturers in cooperative advertising, promotions and trade-show presentations. We employ mass-marketing techniques such as Web casts, seminars, telemarketing, direct mailings and advertising in business and trade journals. We have a worldwide user group organization and we have created online user communities dedicated to the exchange of information related to the use of our products.

In addition to sales of new software licenses, we generate revenue through our maintenance program and upgrade pricing options. These choices are available for a majority of our products and offer our customers two alternative means of migrating to the most recent version of our products.

Under the maintenance program, known by our user community as the Autodesk Subscription Program, customers who own a perpetual use license for the most recent version of the underlying product are able to purchase maintenance that provides them with unspecified upgrades when-and-if-available and are able to download e-Learning courses and receive online support over a one year or multi-year maintenance service period. Revenue from our maintenance program is reported separately on our Consolidated Statements of Operations and is referred to throughout this document as maintenance revenue.

Upgrade pricing offers customers who are not on the maintenance program an opportunity to purchase upgrades at current available prices, but only to the extent that they are still on an Autodesk-supported version of the product. An existing customer, whether or not on maintenance, also has the option to upgrade, for a premium fee, to a different, vertical or model-based design product, which generally has a higher price; we refer to this as a crossgrade. The cost of a crossgrade is less than the cost of purchasing a new license. During fiscal 2010, the typical cost to upgrade was based on a multiple of the number of versions the customer was upgrading. Effective March 17, 2010, Autodesk replaced its upgrade/crossgrade pricing model with a new model where upgrades and crossgrades from the three previous software releases are priced at a percentage of a full license. Revenue from upgrades and crossgrades are reported on our Consolidated Statements of Operations in "License and other."

Our ability to effectively distribute our products depends in part upon the financial and business condition of our distributor and reseller networks. The loss of, or a significant reduction in, business with any one of our major distributors or large resellers could harm our business; see Item 1A, "Risk Factors," for further discussion.

CUSTOMER AND RESELLER SUPPORT

We provide technical support and training to customers through a leveraged support model, augmented by direct programs designed to address certain specific needs. Our customers rely primarily on the resellers and distributors from which they purchased licenses to our products for technical support; however, we do provide certain direct support for some of our customers. We support our resellers and distributors through technical product training, sales training classes, the Internet and telephone. We also provide online support directly to our customers through our maintenance program. There are also a number of user group forums in which customers are able to share information.

EDUCATIONAL PROGRAMS

We offer education programs and specially priced software purchasing options tailored for educational institutions, students, and faculty to train the next generation of users. We also offer classroom support, including standardized curricula developed by educators, instructor development, and a rich assortment of online learning resources. Users trained on our products are broadly available both from educational institutions and the existing workforce, reducing the cost of training for our customers.

DEVELOPER PROGRAMS

One of our key strategies is to maintain an open-architecture design of our software products to facilitate third-party development of complementary products and industry-specific software solutions. This approach enables customers and third parties to customize solutions for a wide variety of highly specific uses. We offer several programs that provide marketing, sales, technical support and programming tools to developers who develop add-on applications for our products. Over 3,400 developers in the Autodesk Developer Network create interoperable products that further enhance the range of integrated solutions available to our customers.

BACKLOG

We typically ship products shortly after receipt of an order, which is common in the software industry. Our aggregate backlog is primarily comprised of deferred revenue. Deferred revenue consists primarily of deferred maintenance revenue from our maintenance program. To a lesser extent, deferred revenue consists of deferred license and other revenue derived from collaborative project management services, consulting services and deferred license sales. Backlog also includes current software license product orders which have not yet shipped. The category of current software license product orders which we have not yet shipped consists of orders from customers with approved credit status for currently available license software products and may include both orders with current ship dates and orders with ship dates beyond the current fiscal period.

Aggregate backlog was $542.5 million at January 31, 2010, of which $516.5 million was deferred revenue and $26.0 million related to current software license product orders which had not yet shipped at the end of the fiscal year. Aggregate backlog was $569.5 million at January 31, 2009, of which $552.1 million was deferred revenue and $17.4 million related to current software license product orders which had not yet shipped at the end of the fiscal year. Deferred revenue decreased over the prior year primarily due to a decrease in new and renewal maintenance contracts during fiscal 2010.

COMPETITION

The markets for our products are highly competitive and subject to rapid change. We strive to increase our competitive separation by investing in research and development, allowing us to bring new products to market and create exciting new versions of existing products that offer compelling efficiencies for our customers. We also compete through investments in marketing and sales.

Our PSEB, AEC, MFG and M&E segments compete with vendors that specialize primarily in one of the four industry segments in which we compete. Our competitors range from large, global, publicly traded companies to small, geographically focused firms. Our primary global competitors in these segments include Adobe Systems Incorporated, ANSYS, Inc., Bentley Systems, Incorporated, Dassault Systèmes S.A. and its subsidiary Dassault Systèmes SolidWorks Corp., Environmental Systems Research Institute, Inc. (ESRI), Google Inc., Intergraph Corporation, Nemetschek AG, Parametric Technology Corporation, and Siemens Product Lifecycle Software, Inc.

Our M&E segment also competes with a wide range of different companies from large, global, publicly-traded companies to small private entities. Large organizations that produce products that compete in some or all of our markets include Adobe Systems Incorporated, Apple Inc., Avid Technology, Inc., SONY Corporation and Thomson. The media and entertainment market is highly fragmented with complex interdependencies between many of the larger corporations. As a result, some of our competitors also own subsidiaries that are our customers or our partners in developing or bringing to market some of our solutions.

The software industry has limited barriers to entry, and the availability of computing power with continually expanding performance at progressively lower prices contributes to the ease of market entry. The design software market is characterized by vigorous competition in each of the vertical markets in which we compete, both from existing competitors and by entry of competitors with innovative technologies. Competition is increasingly enhanced by consolidation of companies with complementary products and technologies. In addition, some of our competitors in certain markets have greater financial, technical, sales and marketing and other resources than we do. Because of these and other factors, competitive conditions in these industries are likely to continue to intensify in the future. Increased competition could result in price reductions, reduced net revenue and profit margins and loss of market share, any of which could harm our business. Furthermore, in certain markets, some of our competitors have greater financial, technical, sales and marketing and other resources. See Item 1A, "Risk Factors," for further discussion of risks regarding competition.

We believe that our future results depend largely upon our abilities to offer new products, whether by internal development or acquisition, and to continue to provide existing product offerings that compete favorably with respect to ease of use, reliability, performance, range of useful features, continuing product enhancements, reputation, price and training.

INTELLECTUAL PROPERTY AND LICENSES

We maintain an active program to legally protect our investment in technology through intellectual property rights. We protect our intellectual property through a combination of patent, copyright, trademark and trade secret protections, confidentiality procedures and contractual provisions. The nature and extent of legal protection associated with each such intellectual property right depends on, among other things, the type of intellectual property right and the given jurisdiction in which such right arises. We believe that our intellectual property rights are valuable and important to our business, including each of our segments.

Nonetheless, our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged. In addition, the laws of various foreign countries where our products are distributed do not protect our intellectual property rights to the same extent as U.S. laws. Enforcement of intellectual property rights against alleged infringers can sometimes lead to costly litigation and counterclaims. Our inability to protect our proprietary information could harm our business.

From time to time, we receive claims alleging infringement of a third party's intellectual property rights, including patents. Disputes involving our intellectual property rights or those of another party have in the past and may in the future lead to, among other things, costly litigation or product shipment delays, which could harm our business.

We retain ownership of software we develop. All software is licensed to users and primarily provided in object code pursuant to either shrink-wrap, embedded or on-line licenses, or signed license agreements. These agreements contain restrictions on duplication, disclosure and transfer.

We believe that because of the limitations of laws protecting our intellectual property and the rapid, ongoing technological changes in both the computer hardware and software industries, we must rely principally upon software engineering and marketing skills to maintain and enhance our competitive market position.

While we have recovered some revenue resulting from the unauthorized use of our software products, we are unable to measure the full extent to which piracy of our software products exists. We believe, however, that software piracy is and can be expected to be a persistent problem that negatively impacts our revenue and financial results.

In addition, through various licensing arrangements, we receive certain rights to intellectual property of others. We expect to maintain current licensing arrangements and to secure licensing arrangements in the future, as needed and to the extent available on reasonable terms and conditions, to support continued development and sales of our products and services. Some of these licensing arrangements require or may require royalty payments and other licensing fees. The amount of these payments and fees may depend on various factors, including but not limited to: the structure of royalty payments, offsetting considerations, if any, and the degree of use of the licensed technology.

See Item 1A, "Risk Factors," for further discussion of risks related to protecting our intellectual property.

PRODUCTION AND SUPPLIERS

Production of our PSEB, AEC, MFG and certain M&E software products involves duplication of the software media and, for certain products, the printing of user manuals. The purchase of media and the transfer of the software programs onto media for distribution to customers are performed by us and by licensed subcontractors. Media for our products include DVDs which are available from multiple sources. We offer our maintenance customers an electronic software download option for selected product updates. Customers who choose electronic fulfillment receive the latest version of the software from our vendor's secure servers. For certain of our products, user manuals are made available by request only as we work toward reducing our cost of shipping and production as well as the use of natural resources. User manuals and packaging materials are produced to our specifications by outside sources. Production is either performed in leased facilities operated by us or by independent third-party contractors. To date, we have not experienced any material difficulties or delays in the production of our software and documentation.

EMPLOYEES

As of January 31, 2010, we employed approximately 6,800 people. None of our employees in the United States are represented by a labor union; however, in certain foreign countries, our employees are represented by work councils. We have never experienced any work stoppages and believe our employee relations are good. Reliance upon employees in other countries entails various risks that possible government instability or regulation unfavorable to foreign-owned businesses could negatively impact our business in the future.

BUSINESS COMBINATIONS

Over the past three years, we acquired new technology or supplemented our technology by purchasing businesses focused in specific markets or industries. During this time period, we acquired a number of companies, including the following companies that have a significant impact on our business and are discussed in our Notes to Consolidated Financial Statements:

Date of closing	Company	Details
November 2009	PlanPlatform Ltd. ("PlanPlatform")	The PlanPlatform acquisition accelerated our software as a service technology platform and provided a design team with knowledge of web-based design applications. PlanPlatform has been incorporated into, and the related goodwill was assigned to, the PSEB segment.
January 2009	ALGOR, Inc. ("ALGOR")	The ALGOR acquisition enhanced our digital prototyping solutions with new simulation and analysis capabilities such as thermal and fluid flow analysis. ALGOR has been incorporated into, and the related goodwill was assigned to, the MFG segment.
November 2008	Softimage	The Softimage acquisition provided technology for the film, television and games markets. Softimage has been incorporated into, and the related goodwill was assigned to, the M&E segment.
June 2008	Moldflow Corporation ("Moldflow")	Moldflow software solutions are used for the design and engineering of injection-molded plastic parts. The acquisition of Moldflow added simulation and optimization capabilities to our digital prototyping solution portfolio. Moldflow has been incorporated into, and the related goodwill was assigned to, the MFG segment.
January 2008	Hanna Strategies Holdings, Inc. ("Hanna Strategies")	Hanna Strategies, a company that formerly performed software development services for us, has been incorporated into, and the related goodwill was assigned to, the MFG segment.
January 2008	Robobat, S.A. ("Robobat")	The Robobat acquisition provided an analysis engine localized for the EMEA and APAC markets. Robobat has been incorporated into, and the related goodwill was assigned to, the AEC segment.

GLOSSARY OF TERMS

Horizontal design products—Autodesk's AutoCAD and AutoCAD LT products, which serve as the platform upon which our vertical design products are based. Our horizontal design products are primarily developed by the PSEB segment. These products include our core design applications and can be used across a number of industries and disciplines. In the past we have referred to these products as 2D horizontal products. We have modified that reference to more accurately reflect these products' functionality and general design nature.

Vertical design products—Autodesk's vertical design software, including AutoCAD Architecture, AutoCAD Mechanical and AutoCAD Map 3D, are built upon Autodesk's AutoCAD product and are enhanced with industry or discipline-specific functionality. In the past we have referred to these products as 2D vertical products. We have modified that reference to more accurately reflect these products' functionality.

Model-based design products—Autodesk's model-based design products, Autodesk Revit products, Autodesk Inventor products, AutoCAD Civil 3D, Moldflow and Autodesk Navisworks products. In the past we have referred to these products as 3D model-based design products. We have modified that reference to more accurately reflect these products' functionality and conform it to the descriptions of our other product types, horizontal design products and vertical design products.

BIM (Building Information Modeling)—BIM describes a model-based technology linked with a database of project information, and is the process of generating and managing information throughout the life cycle of a building. BIM is used as a digital representation of the building process to facilitate exchange and interoperability of information in digital formats.

Digital prototyping—Digital prototyping allows designers, architects and engineers to analyze, simulate and visualize a design using a digital or virtual model rather than a physical model.

Upgrade and crossgrade—In an upgrade, a customer pays an incremental fee at currently available prices toward the purchase of a new version of the same product; the license to the previous version of the product is terminated. In a crossgrade, a customer pays an incremental fee at currently available prices toward the purchase of a different product; the license to the previous product is terminated.

ITEM 1A. RISK FACTORS

We operate in a rapidly changing environment that involves significant risks, a number of which are beyond our control. In addition to the other information contained in this Form 10-K, the following discussion highlights some of these risks and the possible impact of these factors on our business, financial condition and future results of operations. If any of the following risks actually occur, our business, financial condition or results of operations may be adversely impacted, causing the trading price of our common stock to decline. In addition, these risks and uncertainties may impact the "forward-looking" statements described elsewhere in this Form 10-K and in the documents incorporated herein by reference. They could affect our actual results of operations, causing them to differ materially from those expressed in "forward-looking" statements.

If global economic conditions do not improve or further deteriorate, our financial results may be further harmed.

As our business has expanded globally, we have increasingly become subject to risks arising from adverse changes in domestic and global economic and political conditions. Global economic conditions have deteriorated over the past several quarters and it is not yet clear whether a sustainable recovery is currently taking place. This has led to our customers deferring, reducing or cancelling purchases in response to tighter credit, negative financial news and weaker financial performance of their businesses. Over the past several quarters, many of our customers have reduced their work forces, thereby reducing the number of licenses and the number of maintenance contracts they purchase from us. These factors have negatively impacted our business and our financial results.

These actions have negatively impacted and may continue to negatively impact our business, financial results and financial condition. In addition, the negative effect these factors have had on our cash flows has caused us to restructure our business and in turn incur restructuring charges as well as take impairment charges on some of our long-term assets, and may cause us to take additional restructuring actions and charges in the future.

If global economic conditions further deteriorate, or our customers continue to struggle under these pressures, our customers may further delay, reduce or cancel their technology purchases. This could result in further reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. If global economic conditions do not improve, or our customers' businesses do not improve, our customers may further delay, reduce or cancel their technology purchases. This could result in stagnation of our sales and our revenue.

In addition, continued weakness in the end-user market could further negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. This would in turn increase our credit risk exposure and cause delays in our recognition of revenue on future sales to these customers.

A significant portion of our revenue is generated through maintenance revenue; decreases in maintenance attach or renewal rates, or a decrease in the number of new licenses we sell negatively impacts our future revenue and operating results.

Our maintenance customers have no obligation to attach maintenance to their initial license or renew their maintenance contract after the expiration of their initial maintenance period, which is typically one year. Our customers' attach and renewal rates may decline or fluctuate as a result of a number of factors. If our customers do not attach maintenance to their initial license or renew their maintenance contract for our products, our maintenance revenue will decline, and our business will suffer. In addition, a portion of the growth of our maintenance revenue has typically been associated with growth of the number of licenses that we sell. Any reduction in the number of licenses that we sell, even if our customers' attach rates do not change, will have a negative impact on our future maintenance revenue. This in turn would impact our business and harm our financial results. Over the past several quarters, we have experienced a reduction in the number of licenses and maintenance contracts sold as a result of increased unemployment. This in turn, has negatively impacted our business and our financial results.

The growth in billings for maintenance contracts began to slow in the second quarter of fiscal 2009, and maintenance billings declined year over year in the twelve months ended January 31, 2010. We recognize the revenue ratably over the life of the maintenance contracts, which is predominantly one year, but may also be two or three year terms. This year-over-year decrease in maintenance billings will cause downward pressure on future maintenance revenue, however future maintenance revenue will also be impacted by other factors such as the amount, timing and mix of contract terms of future billings.

Our operating results fluctuate within each quarter and from quarter to quarter making our future revenue and operating results difficult to predict.

Our quarterly operating results have fluctuated in the past and may do so in the future. These fluctuations could cause our stock price to change significantly or experience declines. In addition to the other factors described in this Part I, Item 1A, some of the factors that could cause our operating results to fluctuate include:

- general market, economic and business conditions,
- lower growth or contraction of our upgrade or maintenance programs,
- fluctuations in foreign currency exchange rates,
- the impact of sales in particular geographies, including emerging economies,
- failure to expand our AutoCAD and AutoCAD LT products customer base to related vertical design products and model-based design products,
- the timing of the introduction of new products by us or our competitors,
- the financial and business condition of our reseller and distribution channels,
- stock-based compensation expense,
- higher unemployment,
- weak or negative growth in the industries we serve including architecture, engineering and construction, manufacturing, geospatial mapping and digital media and entertainment markets,
- failure to achieve anticipated levels of customer acceptance of key new applications,
- failure to follow sales policies,
- restructuring or other accounting charges,
- unexpected costs or other operating expenses,
- pricing pressure or changes in product pricing or product mix,
- platform changes,
- timing of product releases and retirements,
- failure to continue momentum of frequent release cycles or to move a significant number of customers from prior product versions in connection with our programs to retire major products,
- failure to accurately predict the impact of acquired businesses or to identify and realize the anticipated benefits of acquisitions,
- failure to successfully or fully integrate acquired businesses and technologies,
- unexpected or negative outcomes of matters relating to litigation or regulatory inquiries,
- failure to achieve and maintain planned cost reductions and productivity increases,
- unanticipated changes in tax rates and tax laws,
- distribution channel management,
- changes in sales compensation practices,

- the timing of large sales,
- failure to effectively implement our copyright legalization programs, especially in developing countries,
- failure to achieve sufficient sell-through in our channels for new or existing products,
- renegotiation or termination of royalty or intellectual property arrangements,
- interruptions or terminations in the business of our consultants or third party developers,
- failure to grow lifecycle management or collaboration products,
- the timing and degree of expected investments in growth and efficiency opportunities,
- failure to achieve continued success in technology advancements, and
- unanticipated impact of accounting rules, regulations or interpretations.

We have also experienced fluctuations in operating results in interim periods in certain geographic regions due to seasonality or regional economic conditions. In particular, our operating results in Europe during our third quarter are usually affected by a slow summer period, and our Asia Pacific operations typically experience seasonal slowing in our third and fourth quarters.

Our operating expenses are based in part on our expectations for future revenue and are relatively fixed in the short term. Accordingly, any revenue shortfall below expectations could have an immediate and significant adverse effect on our profitability. Greater than anticipated expenses or a failure to maintain rigorous cost controls would also negatively affect profitability. Further, gross margins may be adversely affected if our sales of Advanced Systems products, which historically have had lower margins, grow at a faster rate than sales of our higher-margin products.

Net revenue or earnings shortfalls or the volatility of the market generally may cause the market price of our stock to decline.

The market price for our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price for our common stock may be affected by a number of factors, including:

- shortfalls in our expected net revenue, earnings or key performance metrics;
- changes in estimates or recommendations by securities analysts;
- the announcement of new products or product enhancements by us or our competitors;
- quarterly variations in our or our competitors' results of operations;
- developments in our industry;
- unusual events such as significant acquisitions, divestitures, regulatory actions and litigation;
- changes in laws, rules or regulations applicable to our business;
- general socio-economic, political or market conditions and
- other factors, including factors unrelated to our operating performance, such as instability affecting the economy or the operating performance of our competitors.

For example, current global economic conditions have negatively impacted our financial performance and in turn the market price of our common stock.

Significant changes in the price of our common stock could expose us to additional costly and time-consuming litigation. Historically, after periods of volatility in the market price of a company's securities, a company becomes more susceptible to securities class action litigation. This type of litigation is often expensive and diverts management's attention and resources.

The actions that we have taken in response to the global economic slowdown and our related business slowdown have been costly and may not be as effective as anticipated, and we may be forced to take additional actions to reduce our expenses and stimulate demand for our products.

We have taken actions to reduce our cost structure to more closely align our costs with our revenue levels. In taking these actions, we are attempting to balance the cost of such initiatives against the longer term benefit of such initiatives and our overall competitive strategy. In taking these actions, we have incurred additional costs in the short term that have had and may continue to have the effect of reducing our operating margins. If we do not achieve the proper balance of these cost reduction initiatives, we may eliminate critical elements of our operations, the loss of which could negatively impact our ability to benefit from an economic recovery. We cannot assure that our cost cutting efforts will achieve appropriate levels of expenses and future economic conditions may require that we take additional actions in the future.

In addition, we have taken and continue to take actions to stimulate demand for our products through a number of programs. Although we are attempting to balance the cost of these programs against the longer term benefits, it is possible that we will make such investments without a corresponding increase in demand for our products. This would further reduce our operating margins and have a negative impact on our financial results.

If we do not maintain our relationships with the members of our distribution channel, or achieve anticipated levels of sell-through, our ability to generate revenue will be adversely affected. If our distribution channel suffers financial losses, becomes financially unstable or insolvent, or is not provided the right mix of incentives to sell our products, our ability to generate revenue will be adversely affected.

We sell our software products both directly to end-users and through a network of distributors and resellers. For the fiscal year ended January 31, 2010, approximately 83% of our revenue was derived from indirect channel sales through distributors and resellers, and we expect that the majority of our revenue will continue to be derived from indirect channel sales in the future. Our ability to effectively distribute our products depends in part upon the financial and business condition of our distributor and reseller network. Computer software distributors and resellers typically are not highly capitalized, have previously experienced difficulties during times of economic contraction and are experiencing difficulties in the current economic environment. We have processes to ensure that we assess the creditworthiness of distributors and resellers prior to our sales to them. In the past we have taken steps to support them, and may take additional steps in the future, such as extending credit terms and providing temporary discounts, which could harm our operating results. If our distributors and resellers were to become insolvent, their inability to maintain their business and sales, as well as to provide customer support services, would negatively impact our business and revenue.

We rely significantly upon major distributors and resellers in both the U.S. and international regions, including distributors Tech Data Corporation and its global affiliates ("Tech Data"). Tech Data accounted for 14% of our consolidated net revenue for each of the fiscal years ended January 31, 2010, 2009 and 2008.

Over time, we have modified and will continue to modify aspects of our relationship with our distributors and resellers, such as their incentive programs, pricing to them and our distribution model to motivate and reward them for aligning their businesses with our strategy and business objectives. Changes in these relationships and underlying programs could negatively impact their business and harm our business. In addition, the loss of or a significant reduction in business with those distributors or resellers or the failure to achieve anticipated levels of sell-through with any one of our major international distributors or large resellers could harm our business. In particular, if one or more of such distributors or resellers were unable to meet their obligations with respect to accounts payable to us, we could be forced to write off such accounts and may be required to delay the recognition of revenue on future sales to these customers, which could have a material adverse effect on our results of operations in a given period.

The recent global credit and banking crisis that has occurred over the past several quarters has negatively affected and may continue to negatively affect our business, financial conditions and results of operations.

The recent global financial crisis affecting the banking system and financial markets and other financial institutions has resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in many financial instrument markets. Our business has been impacted by these events and may be further impacted from this global credit and banking crisis by:

- the insolvency of key channel partners impairing our distribution channels;
- counterparty failures negatively impacting our treasury functions, including timely access to our cash reserves and third-party fulfillment of hedging transactions;
- counterparty failures negatively affecting insured risks;
- increased expense or inability to obtain short-term financing if banks providing our line of credit are unable to lend us money when it is needed for our operations, and
- decreased borrowing and spending by our end users on small and large projects in the industries we serve, thereby reducing demand for our products.

Because we derive a substantial portion of our net revenue from AutoCAD-based software products, if these products are not successful, our net revenue will be adversely affected.

We derive a substantial portion of our net revenue from sales of licenses of AutoCAD software, including products based on AutoCAD that serve specific vertical markets, upgrades to those products and products that are interoperable with AutoCAD. As such, any factor adversely affecting sales of these products, including the product release cycle, market acceptance, product competition, performance and reliability, reputation, price competition, economic and market conditions and the availability of third-party applications, would likely harm our operating results. For example, during the fiscal year ended January 31, 2010, combined revenue from our AutoCAD and AutoCAD LT products decreased 34% as compared to the same period of the prior fiscal year, harming our operating results.

From time to time we are subject to litigation and regulatory inquiries, and we may be named in additional litigation or become involved in regulatory inquiries in the future, all of which could result in an unfavorable outcome and have a material adverse effect on our business, financial condition, results of operations, cash flows and the trading price for our securities.

From time to time, we are involved in litigation or regulatory inquiries. The number and significance of these disputes and inquiries have increased as our business has evolved. Any claims or regulatory actions initiated by or against us, whether successful or not, could be time consuming, result in costly litigation, damage awards, injunctive relief, increased costs of business, require us to change our business practices, require significant amounts of management time, result in the diversion of significant operational resources, or otherwise harm our business.

We are dependent on international revenue and operations, exposing us to significant regulatory, global economic, intellectual property, collections, currency exchange rate, taxation and other risks, which could adversely impact our financial results.

We are dependent on our international operations for a significant portion of our revenue. Our international revenue, including that from emerging economies, is subject to general economic and political conditions in foreign markets, including conditions in foreign markets resulting from economic and political conditions in the U.S. Our revenue is also impacted by the relative geographical and country mix of our revenue over time. These factors have recently adversely impacted and may in the future adversely impact our international revenue, and consequently our business as a whole. Further, our dependency on international revenue makes us much more exposed to global economic trends, which can negatively impact our financial results, even if our results in the U.S. are strong for a particular period.

In addition, we anticipate that our international operations will continue to account for a significant portion of our net revenue, and as we expand our international development, sales and marketing expertise, will provide significant support to our overall efforts in countries outside of the U.S. Risks inherent in our international operations include fluctuating currency exchange rates, including risks related to any hedging activities we undertake, unexpected changes in regulatory requirements and practices, delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, quotas and other trade barriers and restrictions, transportation delays, operating in locations with a higher incidence of corruption and fraudulent business practices, difficulties in staffing and managing foreign sales and development operations, longer collection cycles for accounts receivable, potential changes in tax laws, tax arrangements with foreign governments and laws regarding the management of data, possible future limitations upon foreign owned businesses, increased financial accounting and reporting burdens and complexities, inadequate local infrastructure, greater difficulty in protecting intellectual property, and other factors beyond our control, including terrorism, war, natural disasters and diseases.

Existing and increased competition may reduce our net revenue and profits.

The software industry has limited barriers to entry, and the availability of desktop computers with continually expanding performance at progressively lower prices contributes to the ease of market entry. The markets in which we compete are characterized by vigorous competition, both by entry of competitors with innovative technologies and by consolidation of companies with complementary products and technologies. In addition, some of our competitors in certain markets have greater financial, technical, sales and marketing and other resources. Furthermore, a reduction in the number and availability of compatible third-party applications may adversely affect the sale of our products. Because of these and other factors, competitive conditions in the industry are likely to intensify in the future. Increased competition could result in continued price reductions, reduced net revenue and profit margins and loss of market share, any of which would likely harm our business.

We believe that our future results depend largely upon our ability to offer products that compete favorably with respect to reliability, performance, ease of use, range of useful features, continuing product enhancements, reputation and price.

If we are not able to adequately protect our proprietary rights, our business could be harmed.

We rely on a combination of patent, copyright and trademark laws, trade secret protections, confidentiality procedures and contractual provisions to protect our proprietary rights. Despite such efforts to protect our proprietary rights, unauthorized parties from time to time have copied aspects of our software products or have obtained and used information that we regard as proprietary. Policing unauthorized use of our software products is time-consuming and costly. While we have recovered some revenue resulting from the unauthorized use of our software products, we are unable to measure the extent to which piracy of our software products exists and software piracy can be expected to be a persistent problem. Furthermore, our means of protecting our proprietary rights may not be adequate.

Additionally, we actively protect the secrecy of our confidential information and trade secrets, including our source code. If unauthorized disclosure of our source code occurs, we could potentially lose future trade secret protection for that source code. The loss of future trade secret protection could make it easier for third-parties to compete with our products by copying functionality, which could adversely affect our financial performance and our reputation. We also seek to protect our confidential information and trade secrets through the use of non-disclosure agreements with our customers, contractors, vendors, and partners. However it is possible that our confidential information and trade secrets may be disclosed or published without our authorization. If this were to occur, it may be difficult and/or costly for us to enforce our rights, and our financial performance and reputation could be negatively impacted.

We may face intellectual property infringement claims that could be costly to defend and result in our loss of significant rights.

As more software patents are granted worldwide, the number of products and competitors in our industry segments grow and the functionality of products in different industry segments overlap, we expect that software product developers will be increasingly subject to infringement claims. Infringement or misappropriation claims have in the past been, and may in the future be, asserted against us, and any such assertions could harm our business. Additionally, certain patent holders without products have become more aggressive in threatening and pursuing litigation in attempts to obtain fees for licensing the right to use patents. Any such claims or threats, whether with or without merit, have been and could in the future be time-consuming to defend, result in costly litigation and diversion of resources, cause product shipment delays or require us to enter into royalty or licensing agreements. In addition, such royalty or license agreements, if required, may not be available on acceptable terms, if at all, which would likely harm our business.

A breach of security in our products or computer systems may compromise the integrity of our products, harm our reputation, create additional liability and adversely impact our financial results.

We make significant efforts to maintain the security and integrity of our product source code and computer systems. There appears to be an increasing number of computer "hackers" developing and deploying a variety of destructive software programs (such as viruses, worms, and the like) that could attack our products and computer systems. Despite significant efforts to create security barriers to such programs, it is virtually impossible for us to entirely mitigate this risk. Like all software products, our software is vulnerable to such attacks. The impact of such an attack could disrupt the proper functioning of our software products, cause errors in the output of our customers' work, allow unauthorized access to sensitive, proprietary or confidential information of ours or our customers and other destructive outcomes. If this were to occur, our reputation may suffer, customers may stop buying our products, we could face lawsuits and potential liability and our financial performance could be negatively impacted.

While we believe we currently have adequate internal control over financial reporting, we are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Pursuant to Section 404, we are required to furnish a report by our management on our internal control over financial reporting. The report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.

While we have determined in our Management Report on Internal Control over Financial Reporting, included in this Annual Report on Form 10-K, that our internal control over financial reporting was effective as of January 31, 2010, we must continue to monitor and assess our internal control over financial reporting. If our management identifies one or more material weaknesses in our internal control over financial reporting and such weakness remains uncorrected at fiscal year end, we will be unable to assert such internal control is effective at fiscal year end. If we are unable to assert that our internal control over financial reporting is effective at fiscal year-end (or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls or concludes that we have a material weakness in our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would likely have an adverse effect on our business and stock price.

In preparing our financial statements we make certain assumptions, judgments and estimates that affect amounts reported in our consolidated financial statements, which, if not accurate, may significantly impact our financial results.

We make assumptions, judgments and estimates for a number of items, including the fair value of goodwill, financial instruments, long-lived assets and other intangible assets, the realizability of deferred tax assets and the fair value of stock awards. We also make assumptions, judgments and estimates in determining the accruals for employee related liabilities including commissions, bonuses, and sabbaticals; and in determining the accruals for uncertain tax positions, partner incentive programs, product returns reserves, allowances for doubtful accounts, asset retirement obligations and legal contingencies. These assumptions, judgments and estimates are drawn from historical experience and various other factors that we believe are reasonable under the circumstances as of the date of the consolidated financial statements. Actual results could differ materially from our estimates, and such differences could significantly impact our financial results.

Changes in existing financial accounting standards or practices, or taxation rules or practices may adversely affect our results of operations.

Changes in existing accounting or taxation rules or practices, new accounting pronouncements or taxation rules, or varying interpretations of current accounting pronouncements or taxation practice could have a significant adverse effect on our results of operations or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective. For example, in October 2009, the Financial Accounting Standards Board, ("FASB"), issued two new pieces of authoritative guidance on revenue recognition, changing previous guidance in this technical accounting area. These changes will be effective for us February 1, 2011. We are currently assessing the impact that the adoption of these new accounting pronouncements will have on our consolidated financial position, results of operations and cash flows.

In addition, the FASB is currently working on a joint project with the International Accounting Standards Board regarding revenue recognition. The objective of this project is to clarify the principles for recognizing revenue and create a joint revenue recognition standard for Generally Accepted Accounting Principles in the U.S. ("GAAP") and International Financial Reporting Standards. Although a proposed standard has not yet been issued, it is expected that any proposed standard would result in changes to the way we recognize and report revenue under GAAP. We are currently unable to estimate the impact that these changes will have on our consolidated financial position, results of operations and cash flows.

Furthermore, during the first quarter of fiscal 2010, the State of California enacted legislation significantly altering California tax law. As a result of the newly enacted legislation, we expect that in fiscal years 2012 and beyond our income subject to tax in California will be less than under prior tax law and accordingly our deferred tax assets are less likely to be realized.

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.

Because we conduct a substantial portion of our business outside the U.S. and we make certain business and resource decisions based on assumptions about foreign currency, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and economic conditions change, and they could have a material adverse impact on our financial results and cash flows.

We use derivative instruments to manage a portion of our earnings exposure and cash flow exposure to fluctuations in foreign currency exchange rates. As part of our risk management strategy, we use foreign currency forward and option contracts to manage a portion of our exposures of underlying assets, liabilities and other obligations, which exist as part of our ongoing business operations. These foreign currency instruments have maturities that extend for one to 12 months in the future, and provide us with some protection against currency exposures. Our attempts to hedge against these risks may not be successful, resulting in an adverse impact on our financial results.

The fluctuations of currencies in which we conduct business can both increase and decrease our overall revenue and expenses for any given fiscal period. Although we have expanded our foreign currency cash flow hedge program beyond the current quarter to a longer term program in order to reduce foreign currency volatility, we cannot completely mitigate this risk, and in any case, will incur transaction fees in adopting such hedging programs. Such volatility, even when it increases our revenues or decreases our expenses, impacts our ability to accurately predict our future results and earnings.

Our investment portfolio is composed of a variety of investment vehicles in a number of countries that are subject to interest rate trends, market volatility and other economic factors. If general economic conditions further cause interest rates to decline, credit ratings of our investments to deteriorate, or illiquidity in the financial marketplace, we may continue to experience a decline in interest income, an inability to sell our investments, or impairment in the value of our investments.

It is our policy to invest our cash, cash equivalents and marketable securities in highly liquid instruments with, and in the custody of, financial institutions with high credit ratings and to limit the amounts invested with any one institution, type of security and issuer. However, we are subject to general economic conditions, interest rate trends and volatility in the financial marketplace that can affect the income that we receive from our investments, the net realizable value of our investments (including our cash, cash equivalents and marketable securities) and our ability to sell them. In the U.S., for example, the yields on our portfolio securities are very low due to general economic conditions. Any one of these factors could reduce our interest income, or result in material charges, which in turn could impact our overall net income and earnings per share.

For example, if we were to experience a loss on any of these investments that loss may cause us to record an other-than-temporary impairment charge. The effect of this charge could impact our overall net income and earnings per share. In any of these scenarios, our liquidity may be negatively impacted, which in turn may prohibit us from making investments in our business, taking advantage of opportunities and potentially meeting our financial obligations as they come due.

Our strategy to develop and introduce new product and service offerings, including new product features, exposes us to risks such as limited customer acceptance, costs related to product defects and large expenditures that may not result in additional net revenue.

Rapid technological changes, as well as changes in customer requirements and preferences, characterize the software industry. We devote significant resources to the development of new technologies, such as our vertical design products and our digital prototyping and collaboration products. In addition, we frequently introduce new business models or methods that require a considerable investment of technical and financial resources. We are making such investments through further development and enhancement of our existing products, as well as through acquisitions of new product lines. Such investments may not result in sufficient revenue generation to justify their costs, or competitors may introduce new products and services that achieve acceptance among our current customers, adversely affecting our competitive position.

In particular, a critical component of our growth strategy is to have customers of our AutoCAD and AutoCAD LT products expand their portfolios to include our related vertical design products and our model-based design products such as our Autodesk Inventor products, our Autodesk Revit products, our AutoCAD Civil 3D products and our Autodesk Navisworks products. Should sales of our AutoCAD and AutoCAD LT products decrease without a corresponding increase in vertical design and model-based design product revenue or without purchases of customer seats to our vertical design products and model-based design products, our results of operations will be adversely affected.

Additionally, the software products we offer are complex, and despite extensive testing and quality control, may contain errors or defects. These errors or defects could result in the need for corrective releases to our software products, damage to our reputation, loss of revenue, an increase in product returns or lack of market acceptance of our products, any of which would likely harm our business.

Further, given the rapid speed of changing customer expectations and advancement of technology inherent in the software industry, as well as the extensive and complex efforts required to create useful and widely accepted products, our executive management team must act quickly, continuously and with vision. Although we have articulated a strategy that we believe will fulfill these challenges, if we fail to execute properly on that strategy, adapt that strategy as market conditions evolve, fail to internalize and execute on that strategy, we may fail to meet our customers' expectations, fail to compete with our competitors' products and technology and lose the confidence of our channel partners and employees. This in turn could adversely affect our business and financial performance.

Our business could suffer as a result of risks, costs and charges associated with strategic acquisitions and investments.

We regularly acquire or invest in businesses, software products and technologies that are complementary to our business through acquisitions, strategic alliances or equity investments. The risks associated with such acquisitions include, among others, the difficulty of assimilating products, operations and personnel, the failure to realize anticipated revenue and cost projections, the requirement to test and assimilate the internal control processes of the acquired business in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and the diversion of management's time and attention.

In addition, such acquisitions and investments may involve significant transaction or integration-related costs. We may not be successful in overcoming such risks, and such acquisitions and investments may negatively impact our business. In addition, such acquisitions and investments have in the past and may in the future contribute to potential fluctuations in our quarterly results of operations. These fluctuations could arise from transaction-related costs and charges associated with eliminating redundant expenses or write-offs of impaired assets recorded in connection with acquisitions and investments. For example, during our first quarter of fiscal 2010, we recorded an impairment charge of $21.0 million related to goodwill associated with an acquisition in our M&E segment. In addition, we recorded an impairment charge of $128.9 million during our fourth quarter of fiscal 2009, also primarily related to goodwill associated with acquisitions in our M&E segment. We also may need to make further investments to support these acquired companies and may have difficulty identifying and acquiring appropriate resources. These costs or charges could negatively impact our results of operations for a given period, cause quarter to quarter variability in our operating results or negatively impact our operating results for several future periods.

Our business could be adversely affected if we are unable to attract and retain key personnel.

Our success depends largely on our ability to attract and retain highly skilled technical, professional, managerial, sales and marketing personnel. Historically, competition for these key personnel has been intense. The loss of services of any of our key personnel, the inability to retain and attract qualified personnel in the future, or delays in hiring required personnel, particularly engineering and sales personnel, could make it difficult to meet key objectives, such as timely and effective product introductions and financial goals.

Our operating results could be negatively impacted if our tax positions are successfully challenged by tax authorities.

We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Our effective tax rate is based on our expected geographic mix of earnings, statutory rates, intercompany transfer pricing, and enacted tax rules. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions on a worldwide basis. We believe our tax positions, including intercompany transfer pricing policies, are consistent with the tax laws in the jurisdictions in which we conduct our business. It is possible that these positions may be challenged by jurisdictional tax authorities and may have a significant impact on our effective tax rate.

We rely on third party technologies and if we are unable to use or integrate these technologies, our product and service development may be delayed and our operating results negatively impacted.

We rely on certain software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. These third-party software licenses may not continue to be available on commercially reasonable terms, and the software may not be appropriately supported, maintained or enhanced by the licensors. The loss of licenses to, or inability to support, maintain and enhance any such software could result in increased costs, or in delays or reductions in product shipments until equivalent software can be developed, identified, licensed and integrated, which would likely harm our business.

Disruptions with licensing relationships and third party developers could adversely impact our business.

We license certain key technologies from third parties. Licenses may be restricted in the term or the use of such technology in ways that negatively affect our business. Similarly, we may not be able to obtain or renew license agreements for key technology on favorable terms, if at all, and any failure to do so could harm our business.

Our business strategy has historically depended in part on our relationships with third-party developers who provide products that expand the functionality of our design software. Some developers may elect to support other products or may experience disruption in product development and delivery cycles or financial pressure during periods of economic downturn. In particular markets, such disruption have in the past, and would likely in the future, negatively impact these third-party developers and end users, which could harm our business.

Additionally, technology created by outsourced product development, whether outsourced to third parties or developed externally and transferred to us through business or technology acquisitions, have certain additional risks such as effective integration into existing products, adequate transfer of technology know-how and ownership and protection of transferred intellectual property.

As a result of our strategy of partnering with other companies for product development, our product delivery schedules could be adversely affected if we experience difficulties with our product development partners.

We partner with certain independent firms and contractors to perform some of our product development activities. We believe our partnering strategy allows us to, among other things, achieve efficiencies in developing new products and maintaining and enhancing existing product offerings. Our partnering strategy creates a dependency on such independent developers. Independent developers, including those who currently develop products for us in the U.S. and throughout the world, may not be able or willing to provide development support to us in the future. In addition, use of development resources through consulting relationships, particularly in non-U.S. jurisdictions with developing legal systems, may be adversely impacted by, and expose us to risks relating to, evolving employment, export and intellectual property laws. These risks could, among other things, expose our intellectual property to misappropriation and result in disruptions to product delivery schedules.

We rely on third-parties to provide us with a number of operational services, including hosting and delivery, certain of our customer services operations as well as some of our operations; any interruption or delay in service from these third parties, breaches of security or privacy, or failures in data collection could expose us to liability, harm our reputation and adversely impact our financial performance.

We rely on hosted computer services from third parties for services that we provide our customers and computer operations for our internal use. As we gather customer data and host certain customer data in third-party facilities, a security breach could compromise the integrity or availability of customer data. In addition, our operations could be negatively affected in the event of a security breach, and we could be subject to the loss or theft of confidential or proprietary information, including source code. Unauthorized access to this data may be obtained through break-ins, breach of our secure network by an unauthorized party, employee theft or misuse, or other misconduct.

We rely on a number of third party suppliers in the operation of our business for the provision of various services and materials that we use in the operation of our business and production of our products. Although we seek to diversify our third party suppliers, we may from time to time rely on a single or limited number of suppliers, or upon suppliers in a single country, for these services or materials. The inability of such third parties to satisfy our requirements could disrupt our business operations or make it more difficult for us to implement our business strategy. If any of these situations were to occur, our reputation could be harmed, we could be subject to third party liability, including under data protection and privacy laws in certain jurisdictions, and our financial performance could be negatively impacted.

We regularly invest resources to update and improve our internal information technology systems. Should our investments not succeed, or if delays or other issues with new or existing internal technology systems disrupt our operations, our business could be harmed.

We rely on our network and data center infrastructure, internal technology systems and our websites for our development, marketing, operational, support, sales, accounting and financial reporting activities. We are continually investing resources to update and improve these systems and environments in order to meet the growing requirements of our business and customers. Such improvements are often complex, costly and time consuming. In addition, such improvements can be challenging to integrate with our existing technology systems, or uncover problems with our existing technology systems. Unsuccessful implementation of hardware or software updates and improvements could result in disruption in our business operations, loss of revenue, errors in our accounting and financial reporting or damage to our reputation.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have received no written comments regarding our periodic or current reports from the staff of the SEC that were issued 180 days or more preceding the end of our 2010 fiscal year that remain unresolved.

ITEM 2. PROPERTIES

We lease 2,034,000 square feet of office space in 113 locations in the United States and internationally through our foreign subsidiaries. In addition, we own 25,000 square feet of office space in two locations internationally through our foreign subsidiaries. Our executive offices and corporate headquarters are located in leased office space in San Rafael, California. Our San Rafael facilities consist of 364,000 square feet under leases that have expiration dates ranging from December 2010 to December 2019. We and our foreign subsidiaries lease additional space in various locations throughout the world for local sales, product development and technical support personnel.

All facilities are in good condition. Our facilities, excluding those in restructuring, are operating at capacities averaging 79% occupancy worldwide as of January 31, 2010. We believe that our existing facilities and offices are adequate to meet our requirements for the foreseeable future. See Note 8, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements for more information about our lease commitments.

ITEM 3. LEGAL PROCEEDINGS

We are involved in legal proceedings from time to time arising from the normal course of business activities including claims of alleged infringement of intellectual property rights, commercial, employment, piracy prosecution and other matters. In our opinion, resolution of pending matters is not expected to have a material adverse impact on our consolidated results of operations, cash flows or financial position. However, it is possible that an unfavorable resolution of one or more such proceedings could in the future materially affect our future results of operations, cash flows or financial position in a particular period.

ITEM 4. REMOVED AND RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market under the symbol ADSK. The following table lists the high and low sales prices for each quarter in the last two fiscal years.

	High	Low
Fiscal 2010		
First Quarter	$19.94	$11.78
Second Quarter	$22.66	$17.01
Third Quarter	$27.08	$21.76
Fourth Quarter	$27.69	$23.44
Fiscal 2009		
First Quarter	$41.96	$29.90
Second Quarter	$41.49	$31.89
Third Quarter	$38.37	$20.68
Fourth Quarter	$22.88	$14.37

Dividends

We did not declare any cash or stock dividends in either fiscal 2010 or fiscal 2009. We anticipate that, for the foreseeable future, we will retain any earnings for use in the operation of our business.

Stockholders

As of January 31, 2010, the number of common stockholders of record was 627. Because many of our shares of common stock are held by brokers or other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by the record holders.

Issuer Purchases of Equity Securities

The purpose of Autodesk's stock repurchase program is largely to help offset the dilution to net income per share caused by the issuance of stock under our employee stock plans and has the effect of returning excess cash generated from our business to stockholders over time. The number of shares acquired and the timing of the purchases are based on several factors, including anticipated employee stock purchases during the period, the level of our cash balances, general business and market conditions, the market price of our stock, cash on hand and available in the U.S., company defined trading windows and other investment opportunities. In December 2007, the Board of Directors approved a plan which authorized the repurchase of 20.0 million shares. This plan does not have a fixed expiration date. During the three and twelve months ended January 31, 2010, we repurchased 1.0 million and 2.7 million shares of our common stock, respectively. At January 31, 2010, 13.5 million shares remained available for repurchase under the existing repurchase authorization. See Note 9, "Stockholders' Equity," in the Notes to Consolidated Financial Statements for further discussion.

The following table provides information about the repurchase of our common stock under the stock repurchase plan in open-market transactions during the quarter ended January 31, 2010:

(Shares in thousands)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
November 1 – November 30	805	$23.72	805	13,657
December 1 – December 31	197	23.88	197	13,460
January 1 – January 31	—	—	—	13,460
Total	1,002	$23.75	1,002	13,460

(1) Represents shares purchased in open-market transactions under the stock repurchase plan approved by the Board of Directors.

(2) These amounts correspond to a plan approved by the Board of Directors in December 2007 that authorized the repurchase of 20.0 million shares. This plan does not have a fixed expiration date.

There were no sales of unregistered securities during the three months ended January 31, 2010.

Company Stock Performance

The following graph shows a five-year comparison of cumulative total return (equal to dividends plus stock appreciation) for our Common Stock, the Standard & Poor's 500 Stock Index and the Dow Jones U.S. Software Index.

Comparison of Five Year Cumulative Total Stockholder Return(1)


$160
$140
$120
$100
$80
$60
$40
$20
$0
1/05
1/06
1/07
1/08
1/09
1/10
Autodesk, Inc.
S&P 500
Dow Jones US Software

(1) Assumes $100 invested on January 31, 2005, in Autodesk's stock, the Standard & Poor's 500 Stock Index, and the Dow Jones U.S. Software Index, with reinvestment of all dividends. Total stockholder returns for prior periods are not an indication of future investment returns.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and related notes thereto included in Item 8 of this Form 10-K to fully understand factors that may affect the comparability of the information presented below. The financial data for the years ended January 31, 2010, 2009 and 2008 are derived from, and are qualified by reference to, the audited consolidated financial statements that are included in this Form 10-K. The financial data for the years ended January 31, 2007 and 2006 are derived from audited, consolidated financial statements which are not included in this Form 10-K.

	Fiscal year ended January 31,				
	2010	2009	2008	2007	2006
	(In millions, except per share data)				
For the Fiscal Year					
Net revenue	$1,713.7	$2,315.2	$2,171.9	$1,839.8	$1,537.2
Income from operations(1)	65.6	244.5	445.6	349.7	378.5
Net income(1)	58.0	183.6	356.2	289.7	333.6
At Year End					
Total assets	$2,447.2	$2,420.7	$2,212.2	$1,797.5	$1,355.8
Long-term liabilities	269.7	309.9	251.4	108.3	65.0
Stockholders' equity	1,473.5	1,310.7	1,203.5	1,115.0	803.0
Common Stock Data					
Basic net income per share	$ 0.25	$ 0.81	$ 1.55	$ 1.26	$ 1.46
Diluted net income per share	0.25	0.80	1.47	1.19	1.35
Dividends paid per share	—	—	—	—	0.015

(1) Net income for fiscal 2010, 2009, 2008, 2007 and 2006 includes stock-based compensation expense of $93.6 million, $89.5 million, $99.3 million, $94.3 million and $5.3 million, respectively. Results for fiscal 2010, 2009, 2008, 2007 and 2006 include amortization of acquisition-related intangibles of $58.4 million, $46.6 million, $20.2 million, $14.4 million, and $0.7 million, respectively and results for fiscal 2009, 2008 and 2006 include in-process research and development from acquisitions of $26.9 million, $5.5 million and $7.9 million, respectively. Results for fiscal 2008 include $13.7 million for employee tax expenses related to our voluntary review of historical stock option grant practices. Results for fiscal 2007 include litigation expenses related to a patent infringement lawsuit of $5.0 million. Fiscal 2010 and 2009 results include restructuring charges of $48.2 million and $40.2 million, respectively. Results for fiscal 2010, 2009 and 2008 include asset impairment charges of $21.0 million, $128.9 million and $4.0 million, respectively. Autodesk also recognized a discrete non-cash tax charge of $21.0 million during the first quarter of fiscal 2010 related to a change in expected future tax rates and establishment of a valuation allowance against California deferred tax assets.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion in our MD&A contains trend analyses and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are any statements that look to future events and consist of, among other things, our business strategies, anticipated future operating results, the impact of our restructuring activities, the impact of acquisitions and investment activities, the effect of fluctuations in exchange rates on our financial results, the impact of economic volatility and geopolitical activities in certain countries, particularly emerging economy countries, and the resulting effect on our financial results, and our ability to successfully expand adoption of our horizontal design products, our vertical design products and model-based design products. In addition, forward-looking statements also consist of statements involving expectations regarding product acceptance, continuation of our stock repurchase program, and short-term and long-term cash requirements, as well as, statements involving trend analyses and statements including such words as "may," "believe," "could," "anticipate," "would," "might," "plan," "expect," and similar expressions or the negative of these terms or other comparable terminology. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to business and economic risks. As such, our actual results could differ materially from those set forth in the forward-looking statements as a result of the factors set forth above in Item 1A, "Risk Factors," and in our other reports filed with the U.S. Securities and Exchange Commission. We assume no obligation to update the forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Strategy

Our goal is to be the world's leading design, engineering, and entertainment software and services company for the architecture, engineering and construction, manufacturing, and digital media and entertainment markets. Worldwide business trends such as globalization, sustainability, investment in infrastructure, and the increasing desire to keep data digital, are creating pressure on our customers to improve innovation while enhancing productivity. We enable customer innovation by delivering the broadest portfolio of products and services for the digital design, visualization, and simulation of real-world project performance. Our products help our customers increase efficiency and productivity while solving business challenges. Our customers are seeking differentiation through design, and we believe our products provide them with a competitive advantage to succeed in this environment.

To achieve our goal, we believe that we can capitalize on our competitive advantages, including our ability to make technology available to mainstream markets. By innovating in existing technology categories, we bring powerful design products to volume markets. Our products are designed to be easy to learn and use and to provide customers low cost of deployment, low total cost of ownership and rapid return on their investment. In addition, our software architecture allows for extensibility and integration with other products. We believe that our technological leadership, brand recognition, breadth of product line and large installed base positions us well for longer-term growth.

We believe that our large global network of distributors and resellers, third-party developers, customers and students is also a competitive advantage. These relationships provide us with a broad reach into volume markets. Our distributor and reseller network is extensive and provides our customers with global resources for the purchase and support of our products as well as resources for effective and cost-efficient training services. We believe that our network of channel partners positions us well for longer-term growth. In addition, we have a significant number of registered third-party developers that create products that operate with our software products, further extending our reach into volume markets. Users trained on our products are broadly available from both educational institutions and the existing workforce providing us with a student community of next-generation professional users and reducing the cost of training for our customers. To train the next generation of users, we offer education programs, including classroom support, standardized curricula, instructor development, and specially priced software-purchasing options.

We believe our competitive advantages will help us manage through the current challenging economic environment, and position us well as economies begin to recover.

Our strategy to grow over the long term derives from these core strengths. Our growth strategy includes continually increasing the business value of our design tools in a number of ways, and improving the performance and functionality of our existing products with each new release. Our most recent release began in March 2010. Beyond our non-industry or discipline specific horizontal design products, AutoCAD and AutoCAD LT, we develop products addressing industry or discipline-specific needs through our vertical design and model-based design product offerings. We continually strive to improve our product functionality and specialization by industry while increasing product interoperability and usability. We also strive to create innovative ways of delivering better user experiences to our customers. We believe this ultimately increases our customers' satisfaction, the usefulness of our products to our customers and drives customer loyalty.

We believe that expanding our horizontal design product customers' portfolios to include our vertical design products and model-based design products presents a meaningful growth opportunity and is an important part of our overall strategy. For fiscal 2010, revenue from model-based design products decreased 19%, as compared to the prior fiscal year, but as a percentage of total revenue increased to 29% in fiscal 2010 compared to 27% in fiscal 2009. We believe that the adoption of vertical design products and model-based design products by our customers in all industries will increase their productivity, as well as result in richer design data. This migration also poses various risks to us. In particular, if we do not successfully expand our horizontal design customer base to our vertical design products and model-based design products as expected, then we would not realize the growth we expect and our business would be adversely affected.

Expanding our geographic coverage is another key element of our growth strategy. We believe that emerging economies continue to present long-term growth opportunities for us, although revenue from emerging economies declined 37% during fiscal 2010 as compared to fiscal 2009. Revenue from emerging economies represented 15% of fiscal 2010 net revenue as compared to 18% of fiscal 2009 net revenue. While we believe there are long-term growth opportunities in emerging economies, conducting business in these countries presents significant challenges, including economic volatility, geopolitical risk, intellectual property protection and software piracy.

Our strategy includes improving our product functionality and expanding our product offerings through internal development as well as through the acquisition of products, technology and businesses. Acquisitions often increase the speed at which we can deliver product functionality to our customers; however, they entail integration challenges and may, in certain instances, negatively impact our operating margins. We continually review these trade-offs in making our decisions of whether to make acquisitions. The size and frequency of transactions to acquire products, technology and businesses decreased significantly during fiscal 2010 as compared to earlier periods. We currently anticipate that we will selectively acquire products, technology and businesses as compelling opportunities that promote our strategy become available, but the pace at which we make such investments will vary depending upon our business needs, the availability of suitable sellers and technology, and our own financial condition.

Global economic conditions deteriorated significantly in fiscal 2010 as compared to the conditions that existed during most of fiscal 2009. Economic contraction in most countries and markets, and global financial market instability, including tighter credit, has impacted our business. We have seen demand for our products and services decline in each of our major geographies and all the industries we serve during fiscal 2010 as compared to fiscal 2009. This has negatively impacted our financial results. Our operating margins are very sensitive to changes in revenue, given the relatively fixed nature of most of our expenses, which consist primarily of employee-related expenditures, facilities costs, and depreciation and amortization expense. We have taken actions in response to these global economic changes that we believe will improve our financial condition in fiscal 2011 and beyond. We believe that by continuing to execute our strategy we can achieve our goal of being the world's leading design and engineering software and services company for the architecture, engineering, and construction, manufacturing, geospatial mapping, and digital media and entertainment markets.

Our strategy depends upon a number of assumptions, including that we will be able to continue making our technology available to mainstream markets; leverage our large global network of distributors and resellers, third-party developers, customers, and students; improve the performance and functionality of our products; and that we can adequately protect our intellectual property. If the outcome of any of these assumptions differs from our expectations, we may not be able to implement our strategy, which could potentially adversely affect our business. For further discussion regarding these and related risks see Part I, Item 1A, "Risk Factors."

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements are prepared in conformity with U.S. generally accepted accounting principles. In preparing our Consolidated Financial Statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our Consolidated Financial Statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements. We believe that of all our significant accounting policies, the following policies involve a higher degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collection is probable. However, determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report.

For multiple element arrangements that include software products, we allocate the sales price among each of the deliverables using the residual method, under which revenue is allocated to undelivered elements based on their vendor-specific objective evidence ("VSOE") of fair value. VSOE is the price charged when an element is sold separately or a price set by management with the relevant authority. If we do not have VSOE of an undelivered software license, we defer revenue recognition on the entire sales arrangement until all elements for which we do not have VSOE are delivered. If we do not have VSOE for undelivered maintenance or services, the revenue for the arrangement is recognized over the longest contractual period in the arrangement. We are required to exercise judgment in determining whether VSOE exists for each undelivered element based on whether our pricing for these elements is sufficiently consistent.

Our assessment of likelihood of collection is also a critical factor in determining the timing of revenue recognition. If we do not believe that collection is probable, the revenue will be deferred until the earlier of when collection is deemed probable or payment is received.

Our indirect channel model includes both a two-tiered distribution structure, where distributors sell to resellers, and a one-tiered structure where Autodesk sells directly to resellers. Our product license revenue from distributors and resellers are generally recognized at the time title to our product passes to the distributor, in a two-tiered structure, or reseller, in a one-tiered structure, provided all other criteria for revenue recognition are met. This policy is predicated on our ability to estimate sales returns, among other criteria. We are also required to evaluate whether our distributors and resellers have the ability to honor their commitment to make fixed or determinable payments, regardless of whether they collect payment from their customers. Our policy also presumes that we have no significant performance obligations in connection with the sale of our product licenses by our distributors and resellers to their customers. If we were to change any of these assumptions or judgments, it could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Product Returns Reserves. We permit our distributors and resellers to return products up to a percentage of prior quarter purchases. The product returns reserve is based on historical experience of actual product returns, estimated channel inventory levels, the timing of new product introductions and promotions, channel sell-in for applicable markets and other factors.

Our product returns reserves were $11.8 million at January 31, 2010 and $12.5 million at January 31, 2009. Product returns as a percentage of applicable revenue were 5.2% in fiscal 2010, 3.6% in fiscal 2009 and 3.5% in fiscal 2008. During fiscal year 2010 and 2009, we recorded additions to our product returns reserves of $42.9 million and $53.1 million, respectively, which reduced our revenue.

Marketable Securities. At January 31, 2010 we had $287.5 million of short and long-term marketable securities. We review our investments in marketable securities quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment. In making this determination, we employ a systematic methodology that considers available quantitative and qualitative evidence. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, the duration and extent to which the fair value is less than cost, and our intent and ability to hold the investment. We also consider specific adverse conditions related to the financial health of, and business outlook for, the sponsor, including industry and sector performance, operational and financing cash flow factors, and rating agency actions. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to our Consolidated Statements of Operations. This impairment results in a new cost basis in the investment recorded in our Consolidated Balance Sheets. If market, industry, and/or sponsor conditions deteriorate, we may incur future impairments.

Determining the fair value of marketable securities that are not actively traded requires significant judgment. At January 31, 2010 we had an investment in The Reserve International Liquidity Fund (the "International Fund"), a money market fund with an estimated fair value of $10.0 million. During the third quarter of fiscal 2009, the International Fund ceased redemptions after net asset values of the funds decreased below $1 per share. This occurred as a result of the International Fund revaluing its holdings of debt securities issued by Lehman Brothers, which filed for Chapter 11 bankruptcy on September 15, 2008, and the resulting unusually high redemption requests on the International Fund. A third party court appointed supervisor is overseeing, but not managing, the accounting and payment administration of the non U.S.-based International Fund. Our investment in the International Fund is not currently liquid, and in the event we need to access these funds, we will not be able to do so. However, based on currently available information, we expect to recover substantially all of our current holdings, net of reserves, from the International Fund within the next 12 months. Accordingly, the investment in the International Fund is classified in current "Marketable Securities" in the Consolidated Balance Sheets.

In addition, at January 31, 2010, we owned two auction rate securities with an estimated fair value of $7.6 million. Our auction rate securities are variable rate debt instruments that have underlying securities with contractual maturities greater than ten years and interest rates that were structured to reset at auction every 28 days. The securities, which met our investment guidelines at the time the investments were made, have failed to settle in auctions since August 2007 and have earned a premium interest rate since that time. While we expect to recover substantially all of our current holdings, net of reserves, in the auction rate securities, we cannot predict when this will occur or the amount we will receive. Due to the lack of liquidity of these investments, they are included in non-current "Marketable securities" in the Consolidated Balance Sheets.

Goodwill. We test goodwill for impairment annually in our fourth fiscal quarter or sooner should events or changes in circumstances indicate potential impairment. When assessing goodwill for impairment, we use discounted cash flow models which include assumptions regarding projected cash flows. Variances in these assumptions could have a significant impact on our conclusion as to whether goodwill is impaired, or the amount of any impairment charge. Impairment charges, if any, result from instances where the fair values of net assets associated with goodwill are less than their carrying values. As changes in business conditions and our assumptions occur, we may be required to record impairment charges.

We recorded an impairment charge of $21.0 million during the first quarter of fiscal 2010 representing the entire goodwill balance of our M&E segment as of April 30, 2009. This goodwill balance related to our M&E segment's fourth quarter fiscal 2009 acquisition of substantially all of the assets of Softimage. In May 2009, we concluded that an impairment of goodwill had occurred as of April 30, 2009, due to revisions to our revenue and cash flow projections in response to the significant and sustained revenue declines we were experiencing in all segments and geographies in the first quarter of fiscal 2010. The revenue and cash flow projections were substantially impacted for all segments, and our M&E segment was the only segment which had a fair value of its future discounted cash flows that fell below the carrying value of its net assets.

We recorded an impairment charge of $128.2 million affecting the fourth quarter of fiscal 2009 representing the entire goodwill balance associated with our Media and Entertainment ("M&E") segment as of October 31, 2008. During the fourth quarter of fiscal 2009, revenue and cash flow projections for all segments were substantially impacted by the sharp downturn in the global economy and in our business. Our M&E segment was the only segment which had a current fair value of its future discounted cash flows that fell below the carrying value of its assets. Should our revenue and cash flow projections decline significantly in the future, additional impairment charges may be recorded to goodwill.

As of January 31, 2010, a hypothetical 10% decrease in the fair value of our reporting units would not have an impact on the carrying value of goodwill, nor result in impairment of goodwill. See further discussion of this impairment charge in Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to the Consolidated Financial Statements.

Realizability of Long-Lived Assets. We assess the realizability of our long-lived assets and related intangible assets, other than goodwill, annually during the fourth fiscal quarter, or sooner should events or changes in circumstances indicate the carrying values of such assets may not be recoverable. We consider the following factors important in determining when to perform an impairment review: significant under-performance of a business or product line relative to budget; shifts in business strategies which affect the continued uses of the assets; significant negative industry or economic trends; and the results of past impairment reviews.

In assessing the recoverability of these long-lived assets, we first determine their fair values, which are based on assumptions regarding the estimated future cash flows that could reasonably be generated by these assets. If impairment indicators were present based on our undiscounted cash flow models, which include assumptions regarding projected cash flows, we would discount the cash flows to assess impairments on long-lived assets. Variances in these assumptions could have a significant impact on our conclusion as to whether an asset is impaired or the amount of any impairment charge. Impairment charges, if any, result in situations where any fair values of these assets are less than their carrying values.

In addition to our recoverability assessments, we routinely review the remaining estimated useful lives of our long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the quarter when such determinations are made, as well as in subsequent quarters.

We will continue to evaluate the values of our long-lived assets in accordance with applicable accounting rules. As changes in business conditions and our assumptions occur, we may be required to record impairment charges.

Income Taxes. We currently have $146.1 million of net deferred tax assets, primarily a result of tax credits, net operating losses, and timing differences for reserves, accrued liabilities, stock options, purchased technologies and capitalized software, partially offset by the establishment of U.S. deferred tax liabilities on unremitted earnings from certain foreign subsidiaries and acquired intangibles and valuation allowances against California and Canadian deferred tax assets. We perform a quarterly assessment of the recoverability of these net deferred tax assets and believe that we will generate sufficient future taxable income in appropriate tax jurisdictions to realize the net deferred tax assets. Our judgments regarding future profitability may change due to future market conditions and other factors. Any change in future profitability may require material adjustments to these net deferred tax assets, resulting in a reduction in net income in the period when such determination is made.

Stock-Based Compensation. We measure stock-based compensation cost at the grant date fair value of the award, and recognize expense on a straight-line basis over the requisite service period, which is generally the vesting period. We estimate the fair value of stock-based payment awards using the Black-Scholes-Merton option-pricing model. The determination of the fair value of a stock-based award on the date of grant using the Black-Scholes-Merton option-pricing model is affected by our stock price on the date of grant as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected term of the award, actual and projected employee stock option exercise behaviors, the risk-free interest rate for the expected term of the award and expected dividends. The variables used in the model are reviewed on a quarterly basis and adjusted, as needed. The value of the portion of the award that is ultimately expected to vest is recognized as expense in our Consolidated Statements of Operations.

Legal Contingencies. As described in Part I, Item 3, "Legal Proceedings" and Part II, Item 8, Note 8, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements, we are periodically involved in various legal claims and proceedings. We routinely review the status of each significant matter and assess our potential financial exposure. If the potential loss from any matter is considered probable and the amount can be reasonably estimated, we record a liability for the estimated loss. Because of inherent uncertainties related to these legal matters, we base our loss accruals on the best information available at the time. As additional information becomes available, we reassess our potential liability and may revise our estimates. Such revisions could have a material impact on future quarterly or annual results of operations.

Recently Issued Accounting Standards

See Part II, Item 8, Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition, which is incorporation herein by reference.

Overview of Fiscal 2010 Results of Operations

	Fiscal Year Ended January 31, 2010	As a % of Net Revenue	Fiscal Year Ended January 31, 2009	As a % of Net Revenue
		(in millions)		
Net Revenue	$1,713.7	100%	$2,315.2	100%
Cost of revenue	191.8	11%	219.1	9%
Gross Profit	1,521.9	89%	2,096.1	91%
Operating expenses	1,456.3	85%	1,851.6	80%
Income from Operations	$ 65.6	4%	$ 244.5	11%

Our results for fiscal 2010 continue to reflect the recent global economic downturn, which has impacted our business on almost every front. While global macroeconomic indicators remain mixed, there were some slight signs of stabilization during the second half of fiscal 2010. Job losses and the availability of credit in the major industries we serve are important indicators for our business. There have been significant job losses around the world over the past two years, and unemployment remains high in several important geographies, including the U.S. Additionally, there are a number of mixed data points as to whether credit has become more readily available, and how this continues to impact our customers and partners. Our level of confidence in fiscal 2011 revenue forecasts is limited, and consequently we are not able to provide full year fiscal 2011 revenue guidance.

We believe that the recent economic contraction, as well as the financial pressure on our customers, have decreased demand for our products as customers have reduced their work forces; this has resulted in fewer seats of our design software sold and fewer maintenance contracts being renewed. Consequently, we experienced revenue contraction in most products, all geographies and all reportable segments during fiscal 2010 as compared to fiscal 2009. However, our business appears to show some signs of stabilizing as evidenced by modest increases in revenue from commercial new seat licenses, revenue from every geographic region, revenue from each of our product types and revenue from most of our operating segments in the fourth quarter of fiscal 2010 as compared to the third quarter of fiscal 2010. In addition, we continued to make progress in reducing our operating costs, which led to an increase in operating margin in the fourth quarter of fiscal 2010 compared to each of the other quarters in fiscal 2010. Despite the small growth in these areas, it is not clear to us whether these increases represent sustainable trends.

During fiscal 2010, as compared to fiscal 2009, net revenue decreased 26%, gross profit decreased 27%, operating expenses decreased 21% and income from operations decreased 73%. The 73% decrease in income from operations in fiscal 2010, as compared to fiscal 2009, was primarily due to the reduction in our net revenue without an equivalent reduction of our costs. The majority of our costs are relatively fixed in the short term as they relate primarily to our workforce. Marketing and sales, research and development and general and administrative expenses declined in total by 18% in fiscal 2010 compared to the prior fiscal year due to our cost containment efforts. Additionally, we recorded goodwill and intangible asset impairment charges of $21.0 million in fiscal 2010 compared to $128.9 million in the prior fiscal year. The unfavorable impacts of our revenue decline during fiscal 2010 were partially offset by lower operating costs resulting from our fiscal 2009 and fiscal 2010 restructuring plans and other cost containment efforts. Our spending decisions are based in part on our expectations for future revenue and are not directly variable with fluctuations in revenue. Accordingly, our inability to immediately adjust our operating costs for any revenue shortfall below expectations could have an immediate and significant adverse impact on our profitability.

In the second quarter of fiscal 2010 we initiated the fiscal 2010 restructuring plan, which reduced headcount by approximately 430 positions globally and consolidated approximately 32 leased facilities around the world in order to reduce our operating expenses. We took these and other actions in an attempt to better align our cost structure with our recent and anticipated financial results. Other important actions include reductions in discretionary spending and contingent labor costs.

We generate a significant amount of our revenue in the U.S., Japan, Germany, the United Kingdom, France, Canada, Italy, South Korea, Australia and China. The stronger value of the U.S. dollar relative to most of the other currencies, except for the Japanese yen, against which the dollar weakened, had a negative effect on operating income during fiscal 2010 as compared to fiscal 2009. Had exchange rates from fiscal 2009 been in effect during fiscal 2010 ("on a constant currency basis"), net revenue would have decreased 23% compared to a 26% decrease as recorded, operating expenses would have decreased 20% compared to 21% as recorded, and income from operations would have decreased 59% compared to a 73% decrease as recorded during fiscal 2010 as compared to fiscal 2009. Changes in the value of the U.S. dollar may have a significant effect on net revenue, operating expenses and income from operations in future periods. We use foreign currency contracts to reduce the exchange rate effect on a portion of the net revenue of certain anticipated transactions, but cannot completely mitigate the impact of fluctuation of such foreign currency against the U.S. dollar.

Net revenue for the fiscal year ended January 31, 2010 decreased 26% as compared to the same period in the prior fiscal year due to a 39% decrease in license and other revenue, which was partially offset by a 3% increase in maintenance revenue. We experienced decreases in net revenue in EMEA, APAC and the Americas during fiscal 2010 as compared to fiscal 2009.

We rely significantly upon major distributors and resellers in both the U.S. and international regions, including Tech Data Corporation and its global affiliates (collectively, "Tech Data"). Tech Data accounted for 14% of our consolidated net revenue during both fiscal year 2010 and 2009.

Our total spend, defined as cost of revenue plus operating expenses, decreased by $422.6 million, or 20%, in fiscal 2010 compared to fiscal 2009, exceeding our reduction of total spend goals. While the magnitude of the savings is significant, we also continued to invest throughout the year in areas important to the future success of Autodesk. Our total spend of $1,648.1 million for fiscal 2010 included $93.6 million of stock-based compensation expenses, $48.2 million for restructuring charges, $32.9 million attributable to amortization of developed technology for acquisitions subsequent to December 2005, $25.5 million attributable to amortization of customer relationships and trademarks for acquisitions subsequent to December 2005, and $21.0 for our goodwill impairment.

Our total operating margin decreased from 11% of revenue during fiscal 2009 to 4% of revenue during fiscal 2010. The decrease during fiscal 2010 was primarily due to the decrease in our net revenue without an equivalent decrease in costs, as well as an increase in costs associated with charges for stock-based compensation and restructuring charges. Our operating margin was reduced 2 percentage points for stock-based compensation expenses, 1 percentage point for amortization of developed technology, and 1 percentage point for restructuring charges. Offsetting these decreases to the operating margin were a 4 percentage point increase in operating margin attributable to lower impairment of goodwill and intangibles, and a 1 percentage point increase due to lower charges from acquisition-related in-process research and development expenses in fiscal 2010, as compared to fiscal 2009. Marketing and sales, research and development, and general and administrative expenses decreased during the fiscal 2010 as compared to fiscal 2009 as a result of our cost saving initiatives. The reduction in costs did not occur as rapidly as the decline in net revenue during fiscal 2010, and our operating margins suffered as a result.

We expect our operating margin percentage to increase during fiscal 2011, as compared to fiscal 2010 due to lower restructuring charges, goodwill impairment and stock-based compensation expenses. Excluding these items, our operating margin percentage is expected to increase 2 to 3 percentage points in fiscal 2011 compared to fiscal 2010. As compared to fiscal 2010, we expect fiscal 2011 operating expenses will decrease; however, there can be no assurance that our cost structure will not increase in the future or that we will be able to align our cost structure with our actual financial results. In addition, in taking actions to manage our cost structure, we may incur additional costs which could negatively impact our net income and cash flows from operating activities.

Our primary goals for fiscal 2011 are to continue delivering our market-leading products and solutions to our customers, stimulate revenue growth, manage operating margins and invest in product functionality and new product lines while minimizing the impact of these investments on gross profit, operating margins, operating cash flow and our worldwide operations.

At January 31, 2010, we had $1,126.2 million in cash and marketable securities. We completed fiscal 2010 with lower deferred revenue balance and a lower accounts receivable balance as compared to fiscal 2009. Our deferred revenue balance at January 31, 2010 included $464.4 million of customer maintenance contracts, which will be recognized as revenue ratably over the life of the contracts, which is predominantly one year. We repurchased 2.7 million shares of our common stock for $63.2 million during fiscal 2010. Comparatively, we repurchased 8.0 million shares of our common stock for $256.6 million during fiscal 2009.

Results of Operations

Net Revenue

	Fiscal Year Ended January 31, 2010	Increase (decrease) compared to prior fiscal year		Fiscal Year Ended January 31, 2009	Increase (decrease) compared to prior fiscal year		Fiscal Year Ended January 31, 2008
		$	%		$	%	
				(in millions)			
Net Revenue:							
License and other	$ 980.7	$(622.7)	-39%	$1,603.4	$ (15.2)	-1%	$1,618.6
Maintenance	733.0	21.2	3%	711.8	158.5	29%	553.3
	$1,713.7	$(601.5)	-26%	$2,315.2	$143.3	7%	$2,171.9
Net Revenue by Geographic Area:							
Americas	$ 654.4	$(127.9)	-16%	$ 782.3	$ (21.2)	-3%	$ 803.5
Europe, Middle East and Africa	671.1	(332.3)	-33%	1,003.4	127.9	15%	875.5
Asia Pacific	388.2	(141.3)	-27%	529.5	36.6	7%	492.9
	$1,713.7	$(601.5)	-26%	$2,315.2	$143.3	7%	$2,171.9
Net Revenue by Operating Segment:							
Platform Solutions and Emerging Business	$ 624.0	$(276.8)	-31%	$ 900.8	$ 9.8	1%	$ 891.0
Architecture, Engineering and Construction	513.3	(128.1)	-20%	641.4	55.3	9%	586.1
Manufacturing	386.9	(101.5)	-21%	488.4	70.5	17%	417.9
Media and Entertainment	189.1	(73.0)	-28%	262.1	3.4	1%	258.7
Other	0.4	(22.1)	-98%	22.5	4.3	24%	18.2
	$1,713.7	$(601.5)	-26%	$2,315.2	$143.3	7%	$2,171.9

Fiscal 2010 Net Revenue Compared to Fiscal 2009 Net Revenue

License and Other Revenue

License and other revenue is comprised of two components: all forms of product license revenue and other revenue. Product license revenue includes revenue from the sale of new seat licenses, upgrades and crossgrades. Other revenue consists of revenue from Advanced Systems, consulting and training services, Autodesk Collaborative Solution hosting, and our former Location Services division. We divested the Location Services division in February 2009.

Total license and other revenue decreased 39% during fiscal 2010 as compared to fiscal 2009. License and other revenue from horizontal design and vertical design products decreased 33% and license and other revenue from model-based design products decreased 19%, each as compared to the prior fiscal year. These decreases were primarily due to the 44% decrease in commercial new seat revenue during fiscal 2010 as compared to fiscal 2009. During fiscal 2010, 29 percentage points of the 44% decrease was due to decreases in the number of seats sold, and 15 percentage points was due to lower average net revenue per seat. As a percentage of total net revenue, license and other revenue was 57% and 69% for fiscal 2010 and 2009, respectively. Commercial new seat revenue, as a percentage of license and other revenue, was 61% and 67% for fiscal 2010 and 2009, respectively.

Also contributing to the decrease in license and other revenue during fiscal 2010, as compared to fiscal 2009, was the 32% decrease in upgrade revenue, which includes crossgrade revenue. The decrease in upgrade revenue was driven primarily by the recent global economic contraction. Additionally, upgrade revenue was lower during fiscal 2010 because of the relatively smaller size of the upgradeable base of our AutoCAD-based products, as compared to the upgradeable base of our AutoCAD-based products during fiscal 2009, due to a higher percentage of customers on our maintenance program, which includes unspecified upgrades when and if available. Over the long term, we expect revenue from upgrades to decrease as we continue to move customers onto our maintenance program.

Revenue from the sales of our services, training and support, included in "License and other revenue," represented less than 4% of net revenue for all periods presented.

Maintenance Revenue

Our maintenance revenue relates to a program known by our user community as the Subscription Program. Our maintenance program provides our commercial and educational customers with a cost effective and predictable budgetary option to obtain the productivity benefits of our new releases and enhancements when and if released during the term of their contracts. Under our maintenance program, customers are eligible to receive unspecified upgrades when and if available, downloadable training courses and online support. We recognize maintenance revenue ratably over the maintenance contract periods.

Maintenance revenue increased 3% during fiscal 2010, as compared to fiscal 2009, primarily due to a 3% increase in commercial maintenance revenue. The increase in commercial maintenance revenue is due to 8 percentage points from higher net revenue per maintenance seat, partially offset by 5 percentage points from lower program enrollment due to the economic downturn. Commercial maintenance revenue represented 98% of maintenance revenue for both fiscal 2010 and 2009. Changes in maintenance revenue lag changes in maintenance billings because we recognize the revenue ratably over the life of the maintenance contracts, which is predominantly one year. Our 3% increase in maintenance revenue in fiscal 2010, as compared to fiscal 2009, reflects an 18% increase in maintenance billings in fiscal 2009 as compared to fiscal 2008, partially offset by a 7% decline in maintenance billings in fiscal 2010 as compared to fiscal 2009. As a percentage of total net revenue, maintenance revenue was 43% and 31% for fiscal 2010 and 2009, respectively. Total program enrollment at January 31, 2010 consisted of about 2.2 million users. The number of users increased from 1.7 million at January 31, 2009 to 2.2 million at January 31, 2010 primarily due to a one-time adjustment of 0.6 million educational seats for users who were migrated to a standard educational maintenance plan during the second fiscal quarter ended July 31, 2009. These users were not previously captured in our maintenance installed base prior to the second quarter of fiscal 2010. We do not believe these additional seats will have a material impact on our future maintenance revenue.

Maintenance billings declined 7% in fiscal 2010, as compared to fiscal 2009. This decrease was due to fewer new seats sold and a decrease in renewal rates as customers have reduced their work force. The year over year growth in billings for maintenance contracts began to slow in the second quarter of fiscal 2009, although maintenance billings increased slightly in the fourth quarter of fiscal 2010 as compared to the fourth quarter of fiscal 2009. We recognize the revenue ratably over the life of the maintenance contracts, which is predominantly one year, but may also be two or three year terms. This year-over-year decrease in maintenance billings will cause downward pressure on future maintenance revenue, however future maintenance revenue will also be impacted by other factors such as the amount, timing and mix of contract terms of future maintenance billings.

Aggregate backlog at January 31, 2010 and January 31, 2009 was $542.5 million and $569.5 million, respectively, of which $516.5 million and $552.1 million, respectively, represented deferred revenue. Backlog related to current software license product orders that had not shipped at the end of the quarter increased by $8.6 million during fiscal 2010 from $17.4 million at January 31, 2009 to $26.0 million at January 31, 2010. Deferred revenue consists primarily of deferred maintenance revenue. To a lesser extent, deferred revenue consists of deferred license and other revenue derived from collaborative project management services, consulting services and deferred license sales. Backlog from current software license product orders that we have not yet shipped consists of orders for currently available licensed software products from customers with approved credit status and may include orders with current ship dates and orders with ship dates beyond the current fiscal period.

Net Revenue by Geographic Area

Net revenue in the Americas geography decreased by 16% both as reported and on a constant currency basis, during fiscal 2010, as compared to fiscal 2009. This decrease was primarily due to a 27% decrease in revenue from new seats, partially offset by a 5% increase in upgrade revenue in the Americas during fiscal 2010 as compared to fiscal 2009. Maintenance revenue growth was flat in fiscal 2010 as compared to fiscal 2009. Growth in the Americas continues to be affected by a economic volatility that impacted growth rates for all of our products during fiscal 2010.

Net revenue in the EMEA geography decreased by 33%, or 26% on a constant currency basis, during fiscal 2010 as compared to fiscal 2009. The decrease was primarily due to a 50% decrease in new seat revenue and a 49% decrease in revenue from upgrades. These decreases were partially offset by a 2% increase in maintenance revenue in EMEA during fiscal 2010 as compared to fiscal 2009. The EMEA geography's decline in revenue during fiscal 2010 was primarily due to economic contraction in virtually all countries in that geography. The decrease in our revenue in that geography was led by emerging economy countries followed by Germany, France, Italy and the United Kingdom. The negative effect of the stronger value of the U.S. dollar relative to the euro, the British pound and other European currencies also contributed to the decrease in net revenue in EMEA.

Net revenue in the APAC geography decreased by 27%, or 28% on a constant currency basis, during fiscal 2010, as compared to fiscal 2009, primarily due to a 38% decrease in new seat revenue and a 42% decrease in upgrade revenue. These decreases were partially offset by a 13% increase in maintenance revenue. Net revenue contraction in the APAC geography during fiscal 2010 occurred in virtually all countries, led by Japan and followed by China, South Korea, India and Australia.

Revenue from emerging economies decreased 37% during fiscal 2010 as compared to fiscal 2009. Revenue from emerging economies represented 15% and 18% of net revenue during fiscal 2010 and 2009, respectively. This decrease contributed to our international sales contraction during fiscal 2010.

We believe that international net revenue will continue to comprise a majority of our total net revenue. The recent economic contractions in the countries that contribute a significant portion of our net revenue had, and may continue to have, an adverse effect on our business in those countries and our overall financial performance. Changes in the value of the U.S. dollar relative to other currencies have significantly affected, and could continue to significantly affect, our financial results for a given period even though we hedge a portion of our current and projected revenue. International net revenue represented 69% of our net revenue in fiscal 2010 and 72% of our net revenue in fiscal 2009.

Net Revenue by Operating Segment

We have four reportable segments: Platform Solutions and Emerging Business ("PSEB"), Architecture, Engineering and Construction ("AEC"), Manufacturing ("MFG") and Media and Entertainment ("M&E"). Location Services ("LBS"), which we disposed of in February 2009, is not included in any of the above reportable segments and is reflected as Other. In the first quarter of fiscal 2010, we reorganized our business to better align with our customers and accelerate product innovation. As part of this change there has been some product movement between business segments, including the movement of Geospatial and Process and Power design market products from PSEB to AEC. Certain reclassifications to segment revenue and gross profit have been made to prior year amounts to conform to the current presentation. We have no material inter-segment revenue.

Net revenue for PSEB decreased 31% during fiscal 2010, as compared to fiscal 2009, primarily due to a 38% decrease in revenue from our AutoCAD LT products and a 31% decrease in revenue from our AutoCAD products, offset by a net 12% increase in revenue from all other PSEB products and services.

Net revenue for AEC decreased 20% during fiscal 2010, as compared to fiscal 2009, primarily due to a 24% decrease in revenue from our Revit products, a 32% decrease in revenue from our AutoCAD Architecture products, a 15% decrease in revenue from our AutoCAD Civil 3D products and a net 13% decrease in revenue from all other AEC products and services.

Net revenue for MFG decreased 21% during fiscal 2010, as compared to fiscal 2009, primarily due to a 25% decrease in revenue from our Autodesk Inventor products and a 34% decrease in revenue from our Autodesk Mechanical products, offset by a net 2% increase in revenue from all other MFG products and services.

Net revenue for M&E decreased 28% during fiscal 2010, as compared to fiscal 2009, primarily due to a 42% decrease in revenue from Advanced Systems and an 18% decrease in revenue from our Animation product group. The decrease in Animation revenue was primarily due to a 33% decrease in revenue from Autodesk 3ds Max and a 17% decrease in revenue from Maya, offset by a net 32% increase in revenue from all other M&E products and services.

Fiscal 2009 Net Revenue Compared to Fiscal 2008 Net Revenue

During fiscal 2009, as compared to fiscal 2008, net revenue increased 7%. During the third and fourth quarters of fiscal 2009 we experienced a dramatic change in the economic conditions of our markets globally. The first two quarters of fiscal 2009 were characterized by net revenue growth of 18% over the same period in the prior fiscal year. Due to the deteriorating global economic conditions during our third and fourth fiscal quarters of fiscal 2009, our results for the second half of fiscal 2009 were a stark contrast to the first half of the fiscal year. Revenue for the second half of fiscal 2009 declined by 4% compared to the same period in the prior fiscal year; revenue decreased sequentially 2% and 19% during our third and fourth quarters of fiscal 2009, respectively.

License and Other Revenue

Total license and other revenue decreased 1% during fiscal 2009, as compared to fiscal 2008. Commercial new seat revenue from our model-based, horizontal and vertical design products for fiscal 2009 was flat compared to fiscal 2008. During fiscal 2009, we experienced a decrease of approximately 13 percentage points due to lower number of seat licenses sold, offset by an increase of approximately 13 percentage points due to higher average net revenue per seat. During fiscal 2009, there was less correlation between revenue growth and seat license growth due to changes in our mix of geographies and products, proportion of maintenance in the user base, currency exchange rates, and average selling prices, and we expect this trend to continue. As a percentage of total net revenue, license and other revenue was 69% for fiscal 2009 and 75% for fiscal 2008.

Upgrade revenue, which includes crossgrade revenue, decreased by 8% during fiscal 2009 as compared to fiscal 2008, as expected. The decrease in upgrade revenue was driven primarily by the relatively smaller size of the upgradeable base of our AutoCAD-based products in fiscal 2009 as compared to the upgradeable base of our AutoCAD-based products in fiscal 2008, due to more customers on our maintenance program.

Maintenance Revenue

Maintenance revenue increased 29% for fiscal 2009 as compared to fiscal 2008. Approximately 20 percentage points of the 29% increase was due to increases in program enrollment and approximately 9 percentage points of the increase was due to higher net revenue per maintenance seat for fiscal 2009 as compared to the same period of the prior fiscal year. As a percentage of total net revenue, maintenance revenue was 31% for fiscal 2009 and 25% for fiscal 2008. At January 31, 2009 our maintenance program enrollment consisted of about 1.7 million users.

Net Revenue by Geographic Area

Net revenue in the Americas geography decreased by 3% both as reported and on a constant currency basis during fiscal 2009 as compared to fiscal 2008, as a result of a 15% decrease in revenue from new seats in the Americas geography and a 19% decrease in revenue from upgrades, offset in part by a 16% increase in maintenance revenue. Growth in the Americas geography was affected by a slowing economy that impacted growth rates for all of our products in fiscal 2009.

Net revenue in EMEA geography increased by 15%, or 9% on a constant currency basis, during fiscal 2009, as compared to fiscal 2008, primarily due to a 39% increase in maintenance revenue and a 6% increase in new seat revenue, slightly offset by a 1% decrease in revenue from upgrades. The EMEA geography's growth during fiscal 2009 was primarily due to growth in the EMEA emerging economies, as well as in Germany, France, Switzerland, Italy, Belgium and Sweden. The positive effect of the weaker value of the U.S. dollar relative to the euro, the British pound and other European currencies also contributed to the increase in net revenue in the EMEA geography.

Net revenue in the APAC geography increased by 7%, or 2% on a constant currency basis, during fiscal 2009, as compared to fiscal 2008, primarily due to a 36% increase in maintenance revenue and a 3% increase in new seat revenue, partially offset by a 4% decrease in revenue from upgrades. Net revenue growth in the APAC geography during fiscal 2009 occurred primarily due to growth in Japan and Australia; net revenue from the APAC geography emerging economies in fiscal 2009 was flat compared to the prior fiscal year.

International net revenue represented 72% of our net revenue in fiscal 2009 and 69% of our net revenue in fiscal 2008. We started to experience some economic difficulty in international sales in the third quarter of fiscal 2009. Global conditions worsened, and the economic downturn significantly impacted our international sales during the fourth quarter of fiscal 2009, particularly the robust business we had been seeing in emerging economies. Net revenue in emerging economies grew by 14% from fiscal 2008 to fiscal 2009, primarily due to revenue from the Russian Federation, other EMEA emerging economies and India. This growth was a significant factor in our international sales growth during fiscal 2009. In contrast, fourth quarter fiscal 2009 net revenue in the EMEA and APAC geographies decreased 16% and 25%, respectively, compared to the fourth quarter of fiscal 2008, and net revenue from emerging economies declined 31% for the fourth quarter of fiscal 2009 as compared to the same period of the prior fiscal year.

Net Revenue by Operating Segment

Net revenue for PSEB increased 1% during fiscal 2009, as compared to fiscal 2008, primarily due to a 3% increase in revenue from AutoCAD LT, partially offset by a 1% decrease in revenue from AutoCAD.

Net revenue for AEC increased 9% during fiscal 2009, as compared to fiscal 2008, primarily due to a 22% increase in revenue from Autodesk Revit. This increase was partially offset by a 13% decrease in revenue from AutoCAD Architecture. Also contributing to the increase in AEC's net revenue during fiscal 2009 was an increase in revenue from the Autodesk Robot Structural Analysis (Robobat) and Autodesk Navisworks products.

Net revenue for MFG increased 17% during fiscal 2009, as compared to fiscal 2008, primarily due to an 8% increase in revenue from Autodesk Inventor products and a 12% increase in revenue from AutoCAD Mechanical. Contributing 7 percentage points of the 17% increase in MFG's net revenue for fiscal 2009 was revenue from the Autodesk Moldflow products of $30.8 million.

Net revenue for M&E increased 1% during fiscal 2009, as compared to fiscal 2008, primarily due to a 9% increase in net revenue from our Animation product group. The increase in Animation revenue was primarily due to a 25% increase in revenue from Autodesk 3ds Max. Net revenue from Advanced Systems decreased 8% during fiscal 2009, as compared to fiscal 2008.

Cost of Revenue

	Fiscal Year Ended January 31, 2010	Increase (decrease) compared to prior fiscal year $	Increase (decrease) compared to prior fiscal year %	Fiscal Year Ended January 31, 2009	Increase (decrease) compared to prior fiscal year $	Increase (decrease) compared to prior fiscal year %	Fiscal Year Ended January 31, 2008
				(in millions)			
Cost of revenue:							
License and other	$179.9	$(30.3)	-14%	$210.2	$11.1	6%	$199.1
Maintenance	11.9	3.0	34%	8.9	0.3	3%	8.6
	$191.8	$(27.3)	-12%	$219.1	$11.4	5%	$207.7
As a percentage of net revenue	11%			9%			10%

Cost of license and other revenue includes labor costs of fulfilling service contracts and order fulfillment, including stock-based compensation expense for those employees, direct material and overhead charges, amortization of purchased technology, professional services fees and royalties. Direct material and overhead charges include the cost of hardware sold (mainly PC-based workstations for Advanced Systems in our M&E segment), costs associated with transferring our software to electronic media, printing of user manuals and packaging materials and shipping and handling costs.

Cost of license and other revenue decreased 14% during fiscal 2010, as compared to fiscal 2009 primarily due to the 39% decrease in license and other revenue. Cost of license and other revenue did not decline as rapidly as the associated net revenue in fiscal 2010 as compared to fiscal 2009 because of increased amortization of purchased technology related to fiscal years 2010 and 2009 acquisitions, costs associated with redundant services as we migrated a portion of our IT systems onto a new platform, and higher costs associated with the implementation of our electronic fulfillment system. Cost of license and other revenue increased 6% during fiscal 2009, as compared to fiscal 2008 even though license and other revenue decreased by 1%. Cost of license and other revenue increased in fiscal 2009 due to an increase in amortization of purchased technology due to the number of acquisitions completed during fiscal years 2009 and 2008, slightly offset by decreases in employee-related expenses. Since many of these costs are headcount-related expenses, they do not vary proportionally with changes in revenue.

Cost of maintenance revenue includes labor costs of providing product support to our maintenance customers, including stock-based compensation expense for these employees, rent and occupancy, and professional services fees. Cost of maintenance revenue increased 34% during fiscal 2010 as compared to fiscal 2009 due to an increase in product support headcount due to the acquisition of Moldflow Corporation in the second quarter of fiscal 2009. Costs of maintenance revenue remained relatively consistent in both relative dollars and as a percentage of net revenue during fiscal 2009 as compared to fiscal 2008.

Cost of revenue, at least over the near term, is affected by the volume and mix of product sales, fluctuations in consulting costs, amortization of purchased technology, new customer support offerings, royalty rates for licensed technology embedded in our products, and employee stock-based compensation expense.

Marketing and Sales

	Fiscal year Ended January 31, 2010	Decrease compared to prior fiscal year $	Decrease compared to prior fiscal year %	Fiscal year Ended January 31, 2009	Increase compared to prior fiscal year $	Increase compared to prior fiscal year %	Fiscal year Ended January 31, 2008
				(in millions)			
Marketing and sales	$731.9	$(168.8)	-19%	$900.7	$53.0	6%	$847.7
As a percentage of net revenue	43%			39%			39%

Marketing and sales expenses include salaries, benefits, bonuses and stock-based compensation expense for our marketing and sales employees, costs of programs aimed at increasing revenue, such as advertising, trade shows and expositions, and various sales and promotional programs. Marketing and sales expenses also include labor costs of sales and order processing, rent and occupancy, sales and dealer commissions, and the cost of supplies and equipment. Marketing and sales expenses decreased 19% during fiscal 2010, as compared to fiscal 2009, primarily due to lower employee-related costs, driven by decreased marketing and sales headcount and decreased travel expenditures and reduced advertising and promotional expenses. Marketing and sales expense increased 6% during fiscal 2009, as compared to fiscal 2008, primarily due to higher employee-related costs driven by increased marketing and sales headcount in fiscal 2009 as compared to fiscal 2008. We expect to balance our need to invest in the marketing and sales of our products with our need to reduce our operating expenses to align with our financial condition.

Research and Development

	Fiscal year Ended January 31, 2010	Decrease compared to prior fiscal year		Fiscal year Ended January 31, 2009	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2008
		$	%		$	%	
				(in millions)			
Research and development	$457.5	$(118.6)	-21%	$576.1	$85.6	17%	$490.5
As a percentage of net revenue	27%			25%			23%

Research and development expenses, which are expensed as incurred, consist primarily of salaries, benefits, bonuses and stock-based compensation expense for research and development employees, rent and occupancy, professional services such as fees paid to software development firms and independent contractors, and the expense of travel, entertainment and training for such personnel. Research and development expenses decreased 21% during fiscal 2010, as compared to fiscal 2009, primarily due to decreases in employee-related costs driven by decreased research and development headcount. Also contributing to the decline was a decrease in acquisition related in-process research and development charges from fiscal 2009 to fiscal 2010. Research and development expenses increased 17% during fiscal 2009, as compared to fiscal 2008, primarily due to an increase in employee related costs driven by increased research and development headcount. Also contributing to the increase in research and development expenses was in-process research and development from acquisitions during fiscal 2009. These increases were partially offset by a reduction in stock-based compensation expense for our research and development employees.

General and Administrative

	Fiscal year Ended January 31, 2010	Decrease compared to prior fiscal year		Fiscal year Ended January 31, 2009	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2008
		$	%		$	%	
				(in millions)			
General and administrative	$197.7	$(8.0)	-4%	$205.7	$25.3	14%	$180.4
As a percentage of net revenue	12%			9%			8%

General and administrative expenses include salaries, benefits, bonuses and stock-based compensation expense for our finance, human resources and legal personnel, as well as professional fees for legal and accounting services, cost of supplies and equipment, amortization of acquisition related customer relationships and trade names, and expense of communication. General and administrative expenses decreased 4% from fiscal 2009 to fiscal 2010 primarily due to decreases in employee-related costs driven by decreased general and administrative headcount and reduced rent and occupancy costs due to the consolidation of facilities. This decrease was partially offset by higher depreciation and amortization related to capital expenditures from fiscal 2009 and 2010. General and administrative expenses increased 14% from fiscal 2008 to fiscal 2009 primarily due to increases in employee-related costs, due to an increase in general and administrative headcount, and an increase in amortization of acquired intangible assets during fiscal 2009.

Restructuring

	Fiscal year Ended January 31, 2010	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2009	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2008
		$	%		$	%	
				(in millions)			
Restructuring	$48.2	$8.0	20%	$40.2	$40.2	*	$—
As a percentage of net revenue	3%			2%			0%

* Percentage is not meaningful

In the fourth quarter of fiscal 2009, we initiated a restructuring program in order to reduce our operating costs. This program reduced the number of employees by a total of approximately 700 positions globally and resulted in the consolidation of approximately 27 leased facilities. In the second quarter of fiscal 2010, we initiated an additional restructuring program, which resulted in headcount reduction of approximately 430 positions globally and resulted in the consolidation of approximately 32 leased facilities around the world in order to further reduce our operating expenses. In connection with these restructuring programs, we recorded restructuring and impairment charges of $48.2 million and $40.2 million during fiscal 2010 and 2009. Of these amounts, $24.3 million and $36.7 million were recorded for one-time termination benefits and other costs during fiscal 2010 and 2009, respectively, and $23.9 million and $3.5 million were recorded for facilities-related costs during fiscal 2010 and 2009, respectively. The one-time termination benefits for these two restructuring programs have been substantially paid as of January 31, 2010. We expect to pay the facility-related liabilities through fiscal 2018. See Note 16, "Restructuring Reserve," in Notes to Consolidated Financial Statements for further discussion.

Impairment of Goodwill and Intangibles

	Fiscal year Ended January 31, 2010	Decrease compared to prior fiscal year		Fiscal year Ended January 31, 2009	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2008
		$	%		$	%	
				(in millions)			
Impairment of goodwill and intangibles	$21.0	$(107.9)	-84%	$128.9	$128.9	*	$—
As a percentage of net revenue	1%			6%			0%

* Percentage is not meaningful

We recorded an impairment charge of $21.0 million during the first quarter of fiscal 2010 representing the entire goodwill balance of our M&E segment as of April 30, 2009. This goodwill balance related to our M&E segment's fourth quarter fiscal 2009 acquisition of substantially all of the assets of Softimage. In May 2009, we concluded that an impairment of goodwill had occurred as of April 30, 2009 due to revisions to our revenue and cash flow projections in response to the significant and sustained revenue declines we were experiencing in all segments and geographies in the first quarter of fiscal 2010. The revenue and cash flow projections were substantially impacted for all segments, and our M&E segment was the only segment which had a fair value of its future discounted cash flows that fell below the carrying value of its net assets.

During fiscal 2009 we recorded a $128.9 million impairment charge affecting the fourth quarter of fiscal 2009, primarily related to impairment of goodwill associated with our M&E segment. During the three months ended January 31, 2009, revenue and cash flow projections for all segments decreased substantially as the economy worsened. Our M&E segment was the only segment which had a fair value that fell below the carrying value of its net assets.

Should our revenue and cash flow projections decline significantly in the future, additional impairment charges may be recorded to goodwill. As of January 31, 2010, a hypothetical 10% decrease in the fair value of our reporting units would not have an impact on the carrying value of goodwill, nor result in impairment of goodwill. See Note 1, "Business and Summary of Significant Accounting Policies," in Notes to Consolidated Financial Statements for further discussion.

Interest and Other Income, Net

The following table sets forth the components of interest and other income, net:

	Fiscal Year Ended January 31,		
	2010	2009	2008
	(in millions)		
Interest and investment income, net	$10.0	$13.6	$33.4
Investment impairment	—	(5.9)	(4.0)
Gain (loss) foreign currency	5.0	(1.0)	0.2
Gain (loss) on cost method investment	—	—	(5.0)
Loss from unconsolidated subsidiary	—	—	(3.4)
Other income (expense)	4.1	1.3	3.2
	$19.1	$ 8.0	$24.4

Interest and investment income, net fluctuates based on average cash and marketable securities balances, average maturities and interest rates. The increase in interest and other income, net during fiscal 2010, as compared to fiscal 2009, is primarily due to gains on marketable securities, gains on foreign currency transactions, a gain on the sale of an investment, and the impairment of an investment during fiscal 2009. These increases were partially offset by lower interest rate yields on investments during fiscal 2010 as compared to fiscal 2009. The decrease in interest and investment income, net, during fiscal 2009, as compared to fiscal 2008, is primarily due to lower interest rate yields.

Provision for Income Taxes

We account for income taxes and the related accounts under the liability method. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted rates expected to be in effect during the year in which the basis differences reverse.

Our effective tax rate was 32% and 27% during fiscal 2010 and 2009, respectively. Our effective tax rate increased 5% from fiscal 2009 to fiscal 2010 primarily due to a change in expected future tax rates and the establishment of the California valuation allowance in fiscal 2010 offset by non-deductible goodwill impairment and in-process research and development expenses in fiscal 2009. During the first quarter of fiscal 2010, the State of California enacted legislation significantly altering California tax law. As a result of the newly enacted legislation, we expect that in fiscal years 2012 and beyond, income subject to tax in California will be less than under prior tax law and accordingly, deferred tax assets are less likely to be realized.

Our effective tax rate was 27% and 24% during fiscal 2009 and 2008, respectively. Our effective tax rate increased 3% from fiscal 2008 to fiscal 2009 primarily due to non-deductible goodwill impairment and in-process research and development expenses.

Our future effective tax rate may be materially impacted by the amount of benefits and charges from tax amounts associated with our foreign earnings that are taxed at rates different from the Federal statutory rate, research credits, state income taxes, the tax impact of stock-based compensation, accounting for uncertain tax positions, business combinations, U.S. Manufacturer's deduction, closure of statute of limitations or settlement of tax audits, changes in valuation allowances and changes in tax law.

At January 31, 2010, we had net deferred tax assets of $146.1 million. We believe that we will generate sufficient future taxable income in appropriate tax jurisdictions to realize these assets.

For additional information regarding our income tax provision, see Note 5, "Income Taxes," in the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

Our primary source of cash is from the sale of licenses to our products. Our primary use of cash is payment of our operating costs which consist primarily of employee-related expenses, such as compensation and benefits, as well as general operating expenses for marketing, facilities and overhead costs. In addition to operating expenses, we also use cash to invest in our growth initiatives, which include acquisitions of products, technology and businesses and to fund our stock repurchase program. See further discussion of these items below.

At January 31, 2010, our principal sources of liquidity were cash, cash equivalents and marketable securities totaling $1,126.2 million and net accounts receivable of $277.4. In addition, we have a U.S. line of credit facility that permits unsecured short-term borrowings of up to $250.0 million and a China line of credit that permits unsecured short-term borrowings of up to $5.0 million. These line of credit agreements contain customary covenants that could restrict the imposition of liens on our assets, and restrict our ability to incur additional indebtedness or make dispositions of assets if we fail to maintain their financial covenants. These credit facilities are available for working capital and other business needs. At January 31, 2010, we had no borrowings outstanding on the U.S. or China line of credit. The U.S. facility expires in August 2012 and the China facility has no contractual expiration. As of March 19, 2010, no amounts were outstanding on the U.S. and China line of credit facilities.

Our cash and cash equivalents are held by diversified financial institutions globally. Our primary commercial banking relationship is with Citibank and its global affiliates ("Citibank"). In addition, Citicorp USA, Inc., an affiliate of Citibank, is the lead lender and agent in the syndicate of our $250.0 million U.S. line of credit.

The increase in our cash, cash equivalents and marketable securities from $988.7 million at January 31, 2009 to $1,126.2 million at January 31, 2010 is principally the result of cash generated from operations and the proceeds from the issuance of common stock. These increases to cash, cash equivalents and marketable securities were partially offset by cash used for repurchases of our common stock, repayment of our lines of credit, capital expenditures, the acquisition of PlanPlatform and equity investments. Cash generated from operations was negatively impacted by lower net revenue and the payment of restructuring charges.

At January 31, 2010, our short-term investment portfolio had an estimated fair value of $161.9 million and a cost basis of $169.1 million. The portfolio fair value consisted of $89.0 million invested in commercial paper and corporate securities, $26.3 million invested in mutual funds, $24.6 million invested in certificates of deposit and time deposits with remaining maturities at the date of purchase greater than 90 days and less than one year, $10.0 million invested in money market funds, $8.8 million invested in U.S. government agency securities and $3.2 million invested in municipal securities and other securities.

At January 31, 2010, we had an investment in The Reserve International Liquidity Fund (the "International Fund"), a market fund with an estimated fair value of $10.0 million. During the third quarter of fiscal 2009, the International Fund ceased redemptions after net asset values of the funds decreased below $1 per share. This occurred as a result of the International Fund revaluing its holdings of debt securities issued by Lehman Brothers, which filed for Chapter 11 bankruptcy on September 15, 2008, and the resulting unusually high redemption requests on the International Fund. Our investment in the International Fund is unrelated to the assets of our Deferred Compensation Plan.

A third party court appointed supervisor is overseeing, but not managing, the accounting and payment administration of the non U.S.-based International Fund. Our investment in the International Fund is not currently liquid, and in the event we need to access these funds, we will not be able to do so. However, based on currently available information, we expect to recover substantially all of our current holdings, net of reserves, from the International Fund within the next 12 months. Accordingly, the investment in the International Fund is classified in current "Marketable Securities" in the Consolidated Balance Sheets.

In addition, At January 31, 2010, we owned two auction rate securities with an estimated fair value of $7.6 million. Our auction rate securities are variable rate debt instruments that have underlying securities with contractual maturities greater than ten years and interest rates that were structured to reset at auction every 28 days. The securities, which met our investment guidelines at the time the investments were made, have failed to settle in auctions since August 2007 and have earned a premium interest rate since that time. While we expect to recover substantially all of our current holdings, net of reserves, in the auction rate securities, we cannot predict when this will occur or the amount we will receive. Due to the lack of liquidity of these investments, they are included in non-current "Marketable securities" in the Consolidated Balance Sheets. See Note 2, "Financial Instruments and Hedging Activities," in the Notes to Consolidated Financial Statements for further discussion of our financial instruments.

At January 31, 2010, $26.3 million of trading securities were invested in a defined set of mutual funds as directed by the participants in our Deferred Compensation Plan (see Note 6, "Deferred Compensation," in the Notes to Consolidated Financial Statements for further discussion).

The primary source for net cash provided by operating activities of $246.8 million for fiscal 2010 was net income increased by the effect of non-cash expenses associated with depreciation and amortization, stock-based compensation, and impairment of goodwill. The primary working capital source of cash was a decrease in accounts receivable. The decrease in accounts receivable relates primarily to the increase in collections during the fourth quarter of fiscal 2010 as compared to the fourth quarter of fiscal 2009. Our days sales outstanding in trade receivables was 55 days at January 31, 2010. The primary working capital uses of cash were for payment of restructuring-related costs, the reduction of deferred revenue due to lower maintenance billings for fiscal 2010 compared to fiscal 2009 and reductions of accrued expenses primarily related to our fiscal 2010 employee bonus accrual and fourth quarter fiscal 2010 commissions. We expect net cash flows provided by operating activities to be higher in fiscal 2011 than in fiscal 2010 due to improved operating margins.

Long-term cash requirements for items other than normal operating expenses are anticipated for the following: stock repurchases; the acquisition of businesses, software products, or technologies complementary to our business; capital expenditures, including the purchase and implementation of internal-use software applications; and funding restructuring costs.

Our existing cash, cash equivalents and investment balances may decline in fiscal 2011 in the event of a further weakening of the economy or changes in our planned cash outlay. Cash from operations could also be affected by various risks and uncertainties, including, but not limited to the risks detailed in Part I, Item 1A titled "Risk Factors." However, based on our current business plan and revenue prospects, we believe that our existing balances, our anticipated cash flows from operations and our available credit facility will be sufficient to meet our working capital and operating resource expenditure requirements for the next 12 months. Our existing U.S. credit facility is currently $250.0 million of which we have no amounts outstanding. This credit facility is available for working capital and other business needs.

Our revenue, earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Our risk management strategy utilizes derivative instruments to hedge a majority of our foreign currency transaction exposures that exist as part of our ongoing business operations. As of January 31, 2010, we have open contracts to hedge expected cash flows for one to twelve months in the future. Contracts are primarily denominated in euros, Japanese yen, Swiss francs, British pounds and Canadian dollars. We do not enter into any derivative instruments for trading or speculative purposes. The notional amount of our option and forward contracts was $239.1 million and $276.7 million at January 31, 2010 and January 31, 2009, respectively.

Contractual Obligations

The following table summarizes our significant financial contractual obligations at January 31, 2010 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Total	Fiscal Year 2011	Fiscal Years 2012-2013	Fiscal Years 2014-2015	Thereafter
			(in millions)		
Operating lease obligations	$218.7	$ 58.7	$ 73.4	$35.5	$51.1
Purchase obligations	58.3	57.9	0.3	0.1	—
Deferred compensation obligations	26.3	1.1	5.6	6.2	13.4
Pension obligations	21.3	2.0	4.4	4.5	10.4
Restructuring obligations	19.4	11.4	5.5	2.1	0.4
Other obligations(1)	28.0	7.6	12.5	5.9	2.0
Total(2)	$372.0	$138.7	$101.7	$54.3	$77.3

(1) Other obligations include future sabbatical obligations and asset retirement obligations.

(2) This table generally excludes amounts already recorded on the balance sheet as current liabilities, certain purchase obligations as discussed below, long term deferred revenue and amounts related to income tax liabilities for uncertain tax positions, since we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities (see Note 5 "Income Taxes" to the Notes to Consolidated Financial Statements).

Operating lease obligations consist primarily of obligations for facilities, net of sublease income, computer equipment and other equipment leases.

Purchase obligations are contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on Autodesk and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations relate primarily to hosting services agreements, IT infrastructure costs, marketing costs and contractual software development services.

Deferred compensation obligations relate to amounts held in a rabbi trust under our non-qualified deferred compensation plan. See Note 6 "Deferred Compensation," in our Notes to Consolidated Financial Statements for further information regarding this plan.

Pension obligations relate to our obligations for pension plans outside of the U.S. See Note 15, "Retirement Benefit Plans," in our Notes to Consolidated Financial Statements for further information regarding these obligations.

Restructuring obligations relate to our fiscal 2010, 2009 and other restructuring plans. See Note 16, "Restructuring Reserves," in our Notes to Consolidated Financial Statements for further information regarding our restructuring plans.

Purchase orders or contracts for the purchase of supplies and other goods and services are not included in the table above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current procurement or development needs and are fulfilled by our vendors within short time horizons. We do not have significant agreements for the purchase of supplies or other goods specifying minimum quantities or set prices that exceed our expected requirements for three months. In addition, we have certain software royalty commitments associated with the shipment and licensing of certain products. Royalty expense is generally based on the number of units shipped or a percentage of the underlying revenue. Royalty expense, included in cost of license and other revenue, was $16.5 million in fiscal 2010, $17.1 million in fiscal 2009 and $14.9 million in fiscal 2008.

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

We provide indemnifications of varying scopes and certain guarantees, including limited product warranties. Historically, costs related to these warranties and indemnifications have not been significant, but because potential future costs are highly variable, we are unable to estimate the maximum potential impact of these guarantees on our future results of operations.

Issuer Purchases of Equity Securities

Our Board of Directors approved a stock repurchase program authorizing the cumulative repurchase of up to 164.0 million shares. The purpose of the stock repurchase program is to help offset the dilution to net income per share caused by the issuance of stock under our employee stock plans and has the effect of returning excess cash generated from our business to stockholders. The number of shares acquired and the timing of the purchases are based on several factors, including general market conditions, the volume of employee stock option exercises, the trading price of our common stock, cash on hand and available in the U.S., and company defined trading windows. There were 1.0 million repurchases of our common stock during the three months ended January 31, 2010; during the year ended January 31, 2010 we repurchased 2.7 million shares of our common stock. At January 31, 2010, 13.5 million shares remained available for repurchase under the existing repurchase authorization. This program does not have a fixed expiration date. See Note 9, "Stockholder' Equity," in the Notes to Consolidated Financial Statements for further discussion.

Off-Balance Sheet Arrangements

Other than operating leases, we do not engage in off-balance sheet financing arrangements or have any variable-interest entities. As of January 31, 2010 we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange risk

Our revenue, earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Our risk management strategy utilizes foreign currency contracts to manage our foreign currency exposures that exist as part of our ongoing business operations. As of January 31, 2010 and 2009, we had open contracts to hedge expected cash flows for one to 12 months in the future in order to reduce our exposure to foreign currency volatility. Contracts were primarily denominated in euros, Japanese yen, Swiss francs, British pounds and Canadian dollars. We do not enter into any foreign exchange derivative instruments for trading or speculative purposes. The notional amount of our option and forward contracts was $239.1 million and $276.7 million at January 31, 2010 and 2009, respectively.

We utilize foreign currency contracts to reduce the exchange rate impact on the net revenue and operating expenses of certain anticipated transactions. A sensitivity analysis performed on our hedging portfolio as of January 31, 2010 indicated that a hypothetical 10% appreciation of the U.S. dollar from its value at January 31, 2010 would increase the fair value of our contracts by $24.2 million. A hypothetical 10% depreciation of the dollar from its value at January 31, 2010 would decrease the fair value of our contracts by $13.1 million. We do not anticipate any material adverse impact to our consolidated financial position, results of operations or cash flows as a result of these foreign currency contracts.

Interest Rate Risk

Interest rate movements affect both the interest income we earn on our short term investments and, to a lesser extent, the market value of certain longer term securities. At January 31, 2010, we had $910.0 million of cash equivalents and marketable securities. With an average investment balance for the quarter of approximately $742.8 million, if interest rates were to increase (decrease) by 10%, this would result in a $0.1 million increase (decrease) in annual interest income. Further, at January 31, 2010, we had approximately $125.6 million invested in a longer term portfolio which, with 50 and 100 basis point moves, would result in market value changes (gains or losses) of $0.2 million over both six and 12 month periods. We do not use derivative financial instruments in our investment portfolio to manage interest rate risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AUTODESK, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal year ended January 31,		
	2010	2009	2008
	(in millions, except per share data)		
Net revenue:			
License and other	$ 980.7	$1,603.4	$1,618.6
Maintenance	733.0	711.8	553.3
Total net revenue	1,713.7	2,315.2	2,171.9
Cost of revenue:			
Cost of license and other revenue	179.9	210.2	199.1
Cost of maintenance revenue	11.9	8.9	8.6
Total cost of revenue	191.8	219.1	207.7
Gross profit	1,521.9	2,096.1	1,964.2
Operating expenses:			
Marketing and sales	731.9	900.7	847.7
Research and development	457.5	576.1	490.5
General and administrative	197.7	205.7	180.4
Impairment of goodwill and intangibles	21.0	128.9	—
Restructuring	48.2	40.2	—
Total operating expenses	1,456.3	1,851.6	1,518.6
Income from operations	65.6	244.5	445.6
Interest and other income (expense), net	19.1	8.0	24.4
Income before income taxes	84.7	252.5	470.0
Provision for income taxes	(26.7)	(68.9)	(113.8)
Net income	$ 58.0	$ 183.6	$ 356.2
Basic net income per share	$ 0.25	$ 0.81	$ 1.55
Diluted net income per share	$ 0.25	$ 0.80	$ 1.47
Shares used in computing basic net income per share	228.7	225.5	230.3
Shares used in computing diluted net income per share	232.1	230.1	242.0

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.

CONSOLIDATED BALANCE SHEETS

	January 31, 2010	January 31, 2009
	(in millions)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 838.7	$ 917.6
Marketable securities	161.9	63.5
Accounts receivable, net	277.4	316.5
Deferred income taxes	44.2	31.1
Prepaid expenses and other current assets	57.4	59.3
Total current assets	1,379.6	1,388.0
Marketable securities	125.6	7.6
Computer equipment, software, furniture and leasehold improvements, net	101.6	120.6
Purchased technologies, net	88.0	113.3
Goodwill	542.9	542.5
Deferred income taxes, net	101.9	125.7
Other assets	107.6	123.0
	$2,447.2	$2,420.7
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 67.8	$ 62.4
Accrued compensation	115.6	124.3
Accrued income taxes	8.4	16.7
Deferred revenue	444.6	438.8
Borrowings under line of credit	—	52.1
Other accrued liabilities	67.6	105.8
Total current liabilities	704.0	800.1
Deferred revenue	71.9	113.3
Long term income taxes payable	127.2	116.9
Long term deferred income taxes	—	22.7
Other liabilities	70.6	57.0
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value; 2.0 million shares authorized; none issued or outstanding at January 31, 2010 and 2009	—	—
Common stock and additional paid-in capital, $0.01 par value; 750.0 million shares authorized; 228.9 million shares outstanding at January 31, 2010 and 226.4 million shares outstanding at January 31, 2009	1,204.3	1,080.4
Accumulated other comprehensive income (loss)	(3.5)	(11.2)
Retained earnings	272.7	241.5
Total stockholders' equity	1,473.5	1,310.7
	$2,447.2	$2,420.7

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal year ended January 31,		
	2010	2009	2008
		(in millions)	
Operating Activities			
Net income	$ 58.0	$ 183.6	$ 356.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Charge for acquired in-process research and development	—	26.9	5.5
Depreciation and amortization	111.5	91.8	61.3
Stock-based compensation expense	93.6	89.5	99.3
Impairment of goodwill and intangibles	21.0	128.9	—
Restructuring charges, net	48.2	38.9	—
Changes in operating assets and liabilities, net of business combinations:			
Accounts receivable	37.3	81.8	(78.3)
Deferred income taxes	(13.5)	(13.8)	56.5
Prepaid expenses and other current assets	4.4	(7.8)	(13.6)
Accounts payable and accrued liabilities	(80.3)	(93.6)	81.4
Deferred revenue	(34.0)	40.8	125.6
Accrued income taxes	0.6	26.9	14.6
Net cash provided by operating activities	246.8	593.9	708.5
Investing Activities			
Purchases of marketable securities	(568.9)	(118.6)	(727.0)
Sales of marketable securities	26.4	75.0	799.1
Maturities of marketable securities	328.7	8.4	—
Business combinations, net of cash acquired	(18.8)	(364.5)	(114.5)
Capital expenditures	(39.0)	(78.4)	(43.3)
Purchase of equity investment	(11.4)	—	—
Net cash used in investing activities	(283.0)	(478.1)	(85.7)
Financing Activities			
Proceeds from issuance of common stock, net of issuance costs	70.0	90.1	187.3
Repurchases of common stock	(63.2)	(256.6)	(563.0)
Draws on line of credit	2.2	912.4	—
Repayments of line of credit	(54.3)	(860.3)	—
Net cash used in financing activities	(45.3)	(114.4)	(375.7)
Effect of exchange rate changes on cash and cash equivalents	2.6	(1.7)	4.9
Net increase (decrease) in cash and cash equivalents	(78.9)	(0.3)	252.0
Cash and cash equivalents at beginning of fiscal year	917.6	917.9	665.9
Cash and cash equivalents at end of fiscal year	$ 838.7	$ 917.6	$ 917.9
Supplemental cash flow information:			
Net cash paid during the period for income taxes	$ 42.1	$ 63.4	$ 47.1
Supplemental non-cash investing activity:			
Increase in goodwill and corresponding change in other accrued liabilities resulting from adjustments to purchase accounting estimates	$ 0.7	$ 2.8	$ 6.4

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions)

	Common stock and additional paid-in capital		Comprehensive Income	Accumulated other comprehensive income (loss)	Retained earnings	Total stockholders' equity
	Shares	Amount				
Balances, January 31, 2007	231.1	$ 908.3		$ (3.6)	$ 210.3	$1,115.0
Cumulative effect of the adoption of FIN 48		(1.4)			26.4	25.0
Common shares issued under stock award and stock purchase plans	11.0	187.3				187.3
Compensation expense related to stock options		99.3				99.3
Tender offer		(4.4)				(4.4)
Tax benefits from employee stock plans		(2.3)				(2.3)
Comprehensive income:						
Net income			$356.2		356.2	356.2
Other comprehensive income, net of tax:						
Change in net unrealized gain (loss) on marketable securities, net of tax			(0.4)			
Net change in cumulative foreign currency translation gain (loss)			17.8			
Other comprehensive income			17.4	17.4		17.4
Comprehensive income			$373.6			
Repurchase and retirement of common shares	(12.1)	(188.5)			(374.5)	(563.0)
Balances, January 31, 2008	230.0	998.3		13.8	218.4	1,230.5
Common shares issued under stock award and stock purchase plans	4.4	90.1				90.1
Compensation expense related to stock options		89.5				89.5
Tax benefits from employee stock plans		(1.4)				(1.4)
Comprehensive income:						
Net income			$183.6		183.6	183.6
Other comprehensive income, net of tax:						
Net gain (loss) on derivative instruments, net of tax			(0.2)			
Change in net unrealized gain (loss) on marketable securities, net of tax			0.4			
Net change in cumulative foreign currency translation gain (loss)			(25.2)			—
Other comprehensive income			(25.0)	(25.0)		(25.0)
Comprehensive income			$158.6			
Repurchase and retirement of common shares	(8.0)	(96.1)			(160.5)	(256.6)
Balances, January 31, 2009	226.4	1,080.4		(11.2)	241.5	1,310.7
Common shares issued under stock award and stock purchase plans	5.2	70.4				70.4
Compensation expense related to stock options		93.6				93.6
Tax benefits from employee stock plans		(3.7)				(3.7)
Comprehensive income:						
Net income			$ 58.0		58.0	58.0
Other comprehensive income, net of tax:						
Net gain (loss) on derivative instruments, net of tax			2.5			
Change in net unrealized gain (loss) on marketable securities, net of tax			1.5			
Change in unfunded portion of pension plans			(5.9)			
Net change in cumulative foreign currency translation gain (loss)			9.6			
Other comprehensive income (loss)			7.7	7.7		7.7
Comprehensive income (loss)			$ 65.7			
Repurchase and retirement of common shares	(2.7)	(36.4)			(26.8)	(63.2)
Balances, January 31, 2010	228.9	$1,204.3		$ (3.5)	$ 272.7	$1,473.5

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2010
(Tables in millions of dollars, except share and per share data, unless otherwise indicated)

Note 1. Business and Summary of Significant Accounting Policies

Business

Autodesk, Inc. ("Autodesk" or the "Company") is a world leading design software and services companies, offering customers progressive business solutions through powerful technology products and services. The Company serves customers in the architectural, engineering and construction, manufacturing, geospatial mapping, digital media and entertainment markets. The Company's sophisticated software products enable its customers to experience their ideas before they are real by allowing them to create and document their designs and to visualize, simulate and analyze real-world performance early in the design process by creating digital prototypes. These capabilities give Autodesk's customers the flexibility to optimize and improve their designs before they actually begin the building process, helping save time and money, improving quality and fostering innovation. Autodesk software products are sold globally, both directly to customers and through a network of resellers and distributors.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Autodesk and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in Autodesk's consolidated financial statements and notes thereto. These estimates are based on information available as of the date of the consolidated financial statements. On a regular basis, management evaluates these estimates and assumptions. Actual results may differ materially from these estimates.

Examples of significant estimates and assumptions made by management involve the determination of the fair value of goodwill, financial instruments, long-lived assets and other intangible assets the realizability of deferred tax assets and the fair value of stock awards(see "Stock-Based Compensation Expense" within this Note 1 and Note 4, "Employee and Director Stock Plans," for further discussion). We also make assumptions, judgments and estimates in determining the accruals for uncertain tax positions, partner incentive programs, product returns reserves, allowances for doubtful accounts, asset retirement obligations and legal contingencies.

Foreign Currency Translation

The assets and liabilities of Autodesk's foreign subsidiaries are translated from their respective functional currencies into U.S. dollars at the rates in effect at the balance sheet date, and revenue and expense amounts are translated at weighted average rates during the period. Foreign currency translation adjustments are recorded as other comprehensive income.

Gains and losses realized from foreign currency transactions, those transactions denominated in currencies other than the foreign subsidiary's functional currency, are included in interest and other income, net.

Derivative Financial Instruments

Under its risk management strategy, Autodesk uses derivative instruments to manage its short-term exposures to fluctuations in foreign currency exchange rates which exist as part of ongoing business operations. Autodesk's general practice is to hedge a majority of transaction exposures denominated in euros, Japanese yen, Swiss francs, British pounds and Canadian dollars. These instruments have maturities between one to 12 months in the future. Autodesk does not enter into any derivative instruments for trading or speculative purposes.

Autodesk utilizes foreign currency contracts to reduce the exchange rate impact on a portion of the net revenue or operating expense of certain anticipated transactions. These contracts, which are designated and documented as cash flow hedges, qualify for hedge accounting treatment. The effectiveness of the cash flow hedge contracts is assessed quarterly using regression analysis as well as other timing and probability criteria. To receive special hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge and the hedges are expected to be highly effective in offsetting changes to future cash flows on hedged transactions. The gross gains and losses on these hedges are included in "Accumulated other comprehensive income/(loss)" and are reclassified into earnings at the time the forecasted revenue or expense is recognized. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, Autodesk reclassifies the gain or loss on the related cash flow hedge from "Accumulated other comprehensive income/(loss)" to "Interest and other income, net" in the Company's Consolidated Financial Statements at that time.

In addition to the cash flow hedges described above, contracts which are not designated as hedging instruments are marked-to-market at the end of each fiscal quarter, with gains and losses recognized as other income or expense, net. These derivative instruments do not subject the Company to material balance sheet risk due to exchange rate movements because gains and losses on these derivative instruments are intended to offset the gains or losses resulting from the settlement of the underlying foreign currency denominated receivables and payables.

The bank counterparties in all contracts expose Autodesk to credit-related losses in the event of their nonperformance. However, to mitigate that risk, Autodesk only contracts with counterparties who meet the Company's minimum requirements under its counterparty risk assessment process. Autodesk monitors ratings, credit spreads and potential downgrades on at least a quarterly basis. Based on Autodesk's on-going assessment of counterparty risk, the Company will adjust its exposure to various counterparties.

Cash and Cash Equivalents

Autodesk considers all highly liquid investments with insignificant interest rate risk and remaining maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Marketable Securities

Marketable securities are stated at fair value. Marketable securities maturing within one year that are not restricted, are classified as current assets. Auction rate securities with an estimated fair value of $7.6 million at January 31, 2010 are classified as non-current marketable securities; for additional information see Note 2, "Financial Instruments and Hedging Activities."

Autodesk determines the appropriate classification of its marketable securities at the time of purchase and re-evaluates such classification as of each balance sheet date. Autodesk carries all marketable securities at fair value, with unrealized gains and losses, net of tax, reported in stockholders' equity until disposition or maturity.

All of Autodesk's marketable securities are subject to a periodic impairment review. The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Autodesk considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than Autodesk's cost basis, the financial condition and near-term prospects of the investee, and Autodesk's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in the market value. Autodesk did not record any other-than temporary impairment charges during fiscal 2010, however, $5.9 million of other-than-temporary impairment charges were recorded through interest and other income, net during fiscal year 2009. For additional information, see "Concentration of Credit Risk" within this Note 1, and Note 2, "Financial Instruments and Hedging Activities."

Accounts Receivable, Net

Accounts receivable, net consisted of the following as of January 31:

	2010	2009
Trade accounts receivable	$316.5	$351.7
Less: Allowance for doubtful accounts	(4.6)	(8.6)
Product returns reserve	(11.8)	(12.5)
Partner programs and other reserves	(22.7)	(14.1)
Accounts receivable, net	$277.4	$316.5

Allowances for uncollectible trade receivables are based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with problem accounts.

The product returns and other reserves are based on historical experience of actual product returns, estimated channel inventory levels, the timing of new product introductions, channel sell-in for applicable markets and other factors.

Partner program and other reserves are primarily related to partner incentives that use quarterly attainment monetary rewards to motivate distributors and resellers to achieve mutually agreed upon business goals in a specified time period.

Concentration of Credit Risk

Autodesk places its cash, cash equivalents and marketable securities in highly liquid instruments with, and in the custody of, financial institutions with high credit ratings and limits the amounts invested with any one institution, type of security and issuer.

Geographical concentrations of consolidated cash, cash equivalents and marketable securities held by Autodesk as of January 31:

	2010	2009
United States	12%	12%
Other Americas	2%	4%
Europe, Middle East and Africa ("EMEA")	48%	45%
Asia Pacific ("APAC")	38%	39%

Autodesk's primary commercial banking relationship is with Citibank and its global affiliates ("Citibank"). The Company's cash and cash equivalents are held by diversified financial institutions globally. Citicorp USA, Inc., an affiliate of Citibank, is the lead lender and agent in the syndicate of Autodesk's $250.0 million U.S. line of credit facility.

At January 31, 2010, Autodesk's investment portfolio included money market funds with an estimated fair value of $10.0 million, and auction rate securities with an estimated fair value of $7.6 million. See Note 2, "Financial Instruments and Hedging Activities," for further discussion of Autodesk's financial instruments including its auction rate securities.

Autodesk's accounts receivable are derived from sales to a large number of resellers, distributors and direct customers in the Americas; EMEA; and APAC geographies. Autodesk performs ongoing evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral. Total sales to Tech Data Corporation, including its affiliates ("Tech Data"), accounted for 14% of Autodesk's consolidated net revenue in each of the fiscal years ended 2010, 2009 and 2008. The majority of the net revenue from sales to Tech Data relates to Autodesk's Platform Solutions and Emerging Business segment and is for sales made outside of the United States. In addition, Tech Data accounted for 15% and 12% of trade accounts receivable at January 31, 2010 and 2009, respectively.

Computer Equipment, Software, Furniture and Leasehold Improvements, Net

Computer equipment, software and furniture are depreciated using the straight-line method over the estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lease term. Depreciation expense was $50.4 million in fiscal 2010, $46.2 million in fiscal 2009 and $38.9 million in fiscal 2008.

Computer equipment, software, furniture, leasehold improvements and the related accumulated depreciation at January 31 were as follows:

	2010	2009
Computer software, at cost	$ 127.3	$ 135.0
Computer hardware, at cost	108.5	103.1
Leasehold improvements, land and buildings, at cost	113.7	115.0
Furniture and equipment, at cost	42.9	41.6
	392.4	394.7
Less: Accumulated depreciation	(290.8)	(274.1)
Computer software, hardware, leasehold improvements, furniture and equipment, net	$ 101.6	$ 120.6

Costs incurred for computer software developed or obtained for internal use are capitalized for application development activities, if material, and immediately expensed for preliminary project activities and post-implementation activities. These capitalized costs are amortized over the expected useful life of the software, which is generally three years.

Software Development Costs

Software development costs incurred prior to the establishment of technological feasibility are included in research and development expenses. Autodesk defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized and generally amortized over a one year period, if material. Autodesk had no capitalized software development costs at January 31, 2010 and January 31, 2009.

Purchased Technologies, Net

The majority of Autodesk's purchased technologies are amortized over the estimated economic life of the product, which ranges from two to seven years. Amortization expense, which is included as a component of cost of revenue, was $34.4 million in fiscal 2010, $26.3 million in fiscal 2009 and $15.9 million in fiscal 2008.

Purchased technologies and related accumulated amortization at January 31 were as follows:

	2010	2009
Purchased technologies	$ 311.5	$ 302.4
Less: Accumulated amortization	(223.5)	(189.1)
Purchased technologies, net	$ 88.0	$ 113.3

In addition, purchased technologies include $4.3 million of in-process research and development technology as of January 31, 2010. In-process research and development technology is an indefinite lived asset that is held and tested at least annually for impairment until such time that technological feasibility is achieved. Once technological feasibility is achieved, the technology will be amortized to expense over an applicable useful life. Prior to February 1, 2009, Autodesk expensed in-process research and development to research and development expense in the period it was acquired.

The weighted average amortization period for purchased technologies acquired during fiscal 2010 was 3.0 years. Expected future amortization expense for purchased technologies, excluding indefinitely-lived in-process research and development, for each of the fiscal years ended thereafter is as follows:

	Year ending January 31,
2011	$31.1
2012	24.2
2013	14.4
2014	10.2
2015	3.5
Thereafter	0.3
Total	$83.7

Goodwill

Goodwill consists of the excess of cost over the fair value of net assets acquired in business combinations. Autodesk assigns goodwill to the reportable segment associated with each business combination, and tests goodwill for impairment annually in its fourth fiscal quarter or more often if and when circumstances indicate potential impairment. When assessing goodwill for impairment, Autodesk uses discounted cash flow models that include assumptions regarding reportable segments' projected cash flows ("Income Approach") and corroborates it with the estimated consideration that the Company would receive if there were to be a sale of the reporting segment ("Market Approach"). Variances in these assumptions could have a significant impact on Autodesk's conclusion as to whether goodwill is impaired, or the amount of any impairment charge. Impairment charges, if any, result from instances where the fair values of net assets associated with goodwill are less than their carrying values. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. The value of Autodesk's goodwill could also be impacted by future adverse changes such as: (i) declines in Autodesk's actual operating results, (ii) a sustained decline in Autodesk's market capitalization, (iii) further significant slowdown in the worldwide economy or the industries Autodesk serves, or (iv) changes in Autodesk's business strategy or internal operating results forecasts.

During the first quarter of fiscal 2010, Autodesk recorded an impairment charge of $21.0 million, representing the entire goodwill balance of the Media and Entertainment ("M&E") segment as of April 30, 2009. This goodwill balance related to our M&E segment's fourth quarter fiscal 2009 acquisition of substantially all of the assets of Softimage. In May 2009, the Company concluded that an impairment of goodwill had occurred as of April 30, 2009, due to revisions to the Company's revenue and cash flow projections prepared in the second half of the first quarter of fiscal 2010 in response to the significant and sustained revenue declines it was experiencing in all segments and geographies in the first quarter of fiscal 2010. The revenue and cash flow projections were substantially impacted for all segments; our M&E segment was the only segment that had a current fair value of its future discounted cash flows that fell below the carrying value of its net assets.

During the fiscal year ended January 31, 2009, the carrying value of the M&E segment goodwill was deemed to exceed the allocated fair value and Autodesk recorded a $128.2 million goodwill impairment charge. Should our revenue and cash flow projections decline significantly in the future, additional impairment charges may be recorded to goodwill.

The changes in the carrying amount of goodwill during the years ended January 31, 2010 and 2009 are as follows:

	Platform Solutions and Emerging Business	Architecture, Engineering and Construction	Manufacturing	Media and Entertainment	Total
Balance as of January 31, 2008	$ 1.6	$200.8	$133.3	$ 107.7	$ 443.4
Addition arising from Moldflow acquisition	—	—	124.9	—	124.9
Addition arising from Softimage acquisition	—	—	—	21.0	21.0
Addition arising from ALGOR acquisition	—	—	16.4	—	16.4
Additions arising from other acquisitions	34.7	13.7	4.2	18.8	71.4
Impairment	—	—	—	(128.2)	(128.2)
Effect of foreign currency translation, purchase accounting adjustments and other	—	(5.1)	(3.0)	1.7	(6.4)
Balance as of January 31, 2009	36.3	209.4	275.8	21.0	542.5
Addition arising from PlanPlatform acquisition	14.1	—	—	—	14.1
Additions arising from other acquisitions	—	3.0	—	—	3.0
Impairment	—	—	—	(21.0)	(21.0)
Transfer of assets between segments	(10.1)	10.1	—	—	—
Effect of foreign currency translation, purchase accounting adjustments and other	(0.1)	2.3	2.1	—	4.3
Balance as of January 31, 2010	$ 40.2	$224.8	$277.9	$ 0.0	$ 542.9

Purchase accounting adjustments reflect revisions made to the Company's preliminary purchase price allocation during fiscal 2010 and 2009.

Impairment of Long-Lived Assets

At least annually or more frequently as circumstances dictate, Autodesk assesses the recoverability of its long-lived assets by comparing the undiscounted net cash flows associated with such assets against their respective carrying values. Impairment, if any, is based on the excess of the carrying value over the fair value. Autodesk recorded a $0.7 million impairment of long-lived assets associated with its Architecture, Engineering and Construction ("AEC") segment during fiscal 2009 and $0.9 million of fixed assets impairment due to the restructuring of certain leased facilities in fiscal 2009. See Note 16, "Restructuring Reserves," for further information regarding the long-lived assets impairment recorded as part of Autodesk's restructuring plan. There was no impairment of long-lived assets during the years ended January 31, 2010 and 2008.

In addition to the recoverability assessments, Autodesk routinely reviews the remaining estimated useful lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the quarter when such determinations are made, as well as in subsequent quarters.

Deferred Tax Assets

Deferred tax assets arise primarily from tax credits, net operating losses, and timing differences for reserves, accrued liabilities, stock options, purchased technologies and capitalized software, partially offset by the establishment of U.S. deferred tax liabilities on unremitted earnings from certain foreign subsidiaries and a valuation allowance against California and Canadian deferred tax assets. They are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce gross deferred tax assets to the amount "more likely than not" expected to be realized.

Stock-based Compensation Expense

Subsequent to the issuance of its July 31, 2009 unaudited Condensed Consolidated Financial Statements, Autodesk was notified by the Company's third party software provider that it had made certain changes to how its software program calculates stock-based compensation expense. Specifically, the prior version of this software that the Company had been using calculated stock-based compensation expense by incorrectly applying a weighted average forfeiture rate to the vested portion of stock option awards until the grant's final vest date, rather than calculating stock-based compensation expense based upon the actual vested portion of the grant date fair value, resulting in an understatement of stock-based compensation expense in certain periods prior to the grant's final vest date. Consequently, the Company identified errors in the calculation of stock-based compensation expense for fiscal years ended January 31, 2009, 2008 and 2007, for the three months ended April 30, 2009, and for the three and six months ended July 31, 2009. The errors identified relate only to the timing of stock-based compensation expense recognition.

Autodesk determined that the cumulative error from the understatement of stock-based compensation expense related to the periods discussed above totaled $7.9 million, net of tax effects through July 31, 2009. The impact of the errors on the fiscal years ended January 31, 2009, 2008 and 2007, is to decrease net income by $1.5 million, $3.5 million and $1.8 million, respectively. For the three months ended April 30, 2009, and three months ended July 31, 2009, the impact of the errors was to increase net loss by $0.6 million and decrease net income by $0.5 million, respectively.

Management has determined that the impact of this error is not material to the previously issued annual and interim financial statements using the guidance of SEC Staff Accounting Bulletin ("SAB") No. 99 ("SAB 99") and SAB No. 108. Accordingly, Autodesk's Consolidated Statements of Financial Operations for the fiscal year ended January 31, 2010 include the cumulative adjustment to increase stock-based compensation expense by $6.8 million net of tax effects (or $0.03 per share) to correct these errors. Autodesk does not believe the correction of these errors is material to the Consolidated Financial Statements for the fiscal year ending January 31, 2010.

Autodesk measures all stock-based payments to employees and directors, including grants of stock options, employee stock purchases related to the employee stock purchase plan ("ESP Plan"), and restricted stock, using a fair-value based method, and records the expense in Autodesk's Consolidated Statements of Operations. The estimated fair value of stock-based awards is amortized to expense on a straight-line basis over the awards' vesting period. The following table summarizes stock-based compensation expense for fiscal 2010, 2009 and 2008, respectively, as follows:

	Fiscal Year Ended January 31,		
	2010	2009	2008
Cost of license and other revenue	$ 3.1	$ 3.6	$ 5.0
Marketing and sales	41.1	39.2	43.1
Research and development	30.0	29.3	32.4
General and administrative	19.4	17.4	18.8
Stock-based compensation expense related to stock awards and ESP Plan purchases	93.6	89.5	99.3
Tax benefit	(22.2)	(21.6)	(21.0)
Stock-based compensation expense related to stock awards and ESP Plan purchases	$ 71.4	$ 67.9	$ 78.3

As discussed above, Autodesk determined that the cumulative error from the understatement of stock-based compensation expense related to the periods prior to fiscal 2010 totaled $6.8 million, net of tax effects. Accordingly, additional expenses of $0.4 million for Cost of license and other revenue, $4.4 million for Marketing and sales, $2.9 million for Research and development, $2.1 million for General and Administrative and $3.0 million for additional Tax benefit are included in the stock-based compensation expenses in the table above for the fiscal year ended January 31, 2010.

Autodesk uses the Black-Scholes-Merton option-pricing model to estimate the fair value of stock-based awards and the fair value of awards under the ESP Plan based on the following assumptions:

	Fiscal Year Ended January 31, 2010		Fiscal Year Ended January 31, 2009		Fiscal Year Ended January 31, 2008	
	Stock Option Plans	ESP Plan	Stock Option Plans	ESP Plan	Stock Option Plans	ESP Plan
Range of expected volatilities	0.43 – 0.55	0.43 – 0.73	0.37 – 0.55	0.36 – 0.41	0.33 – 0.36	0.29 – 0.34
Range of expected lives (in years)	2.7 – 4.0	0.5 – 2.0	2.6 – 4.0	0.5 – 2.0	2.6 – 4.2	0.3 – 2.0
Expected dividends	0%	0%	0%	0%	0%	0%
Range of risk-free interest rates	1.02 – 2.42%	0.20 – 0.98%	1.01 – 3.40%	1.29 – 1.85%	3.07 – 5.11%	3.98 – 5.06%
Expected forfeitures	13.5%	13.5%	13.6%	13.6%	13.0%	13.0%

Autodesk estimates expected volatility for options granted under the Company's stock option plans and ESP Plan awards based on two measures. The first is a measure of historical volatility in the trading market for the Company's common stock, and the second is the implied volatility of traded forward call options to purchase shares of the Company's common stock.

Autodesk estimates the expected life of stock-based awards granted under the Company's stock plans using both exercise behavior and post-vesting termination behavior, as well as consideration of outstanding options.

Autodesk did not pay cash dividends in fiscal 2010, 2009 or 2008, and does not anticipate paying any cash dividends in the foreseeable future. Consequently, an expected dividend yield of zero is used in the Black-Scholes-Merton option pricing model.

The risk-free interest rate used in the Black-Scholes-Merton option pricing model for stock-based awards granted under the Company's stock option plans and ESP Plan awards is the historical yield on U.S. Treasury securities with equivalent remaining lives.

Autodesk recognizes expense only for the stock-based awards that are ultimately expected to vest. Therefore, Autodesk has developed an estimate of the number of awards expected to cancel prior to vesting ("forfeiture rate"). The forfeiture rate is estimated based on historical pre-vest cancellation experience, and is applied to all stock-based awards. The Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates.

Revenue Recognition

Autodesk recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collection is probable. For multiple element arrangements that include software products, Autodesk allocates the sales price among each of the deliverables using the residual method, under which revenue is allocated to undelivered elements based on their vendor-specific objective evidence ("VSOE") of fair value. VSOE is the price charged when an element is sold separately or a price set by management with the relevant authority. If Autodesk does not have VSOE of the undelivered element, revenue recognition is deferred on the entire sales arrangement until all elements for which we do not have VSOE are delivered. Revenue recognition for significant lines of business is discussed further below.

Autodesk's assessment of likelihood of collection is also a critical element in determining the timing of revenue recognition. If collection is not probable, the revenue will be deferred until the earlier of when collection is deemed probable or cash is received.

License and other revenue are comprised of two components: (1) all forms of product license revenue and (2) other revenue:

All Forms of Product License Revenue

Product license revenue includes: software license revenue from the sale of new seat licenses, upgrades and crossgrades, product revenue for Advanced Systems sales wherein software is bundled with hardware components, and revenue from on-demand collaboration software and service. Autodesk's existing customers who are using a currently supported version of a product can upgrade to the latest release of the product by paying a separate fee at current available prices. An existing customer also has the option to upgrade to a vertical design or model-based design product, which generally has a higher price, for a premium fee; this is referred to as a crossgrade.

Autodesk's product license revenue from distributors and resellers is generally recognized at the time title to Autodesk's product passes to the distributor or reseller, provided all other criteria for revenue recognition are met.

Autodesk establishes reserves for product returns based on historical experience of actual product returns, estimated channel inventory levels, the timing of new product introductions, channel sell-in for applicable markets and other factors. These reserves are recorded as a direct reduction of revenue and accounts receivable at the time the related revenue is recognized.

Other Revenue

Other revenue includes revenue from consulting, training, Autodesk Developers Network and Advanced Systems customer support, and is recognized over time, as the services are performed.

Maintenance Revenue

Maintenance revenue consists of revenue from the Company's maintenance program. Under this program, customers are eligible to receive unspecified upgrades when-and-if-available, downloadable training courses and on-line support. Autodesk recognizes maintenance revenue from its maintenance program ratably over the maintenance service contract periods.

Taxes Collected from Customers

Autodesk nets taxes collected from customers against those remitted to government authorities in our financial statements. Accordingly, taxes collected from customers are not reported as revenue.

Shipping and Handling Costs

Shipping and handling costs are included in cost of revenue for all periods presented.

Advertising Expenses

Advertising costs are expensed as incurred. Total advertising expenses incurred were $18.4 million in fiscal 2010, $16.4 million in fiscal 2009 and $27.6 million in fiscal 2008.

Net Income Per Share

Basic net income per share is computed based on the weighted average number of shares of common stock outstanding for the period, including restricted stock awards and excluding stock options and restricted stock units. Diluted net income per share is computed based upon the weighted average shares of common shares outstanding for the period and potentially dilutive common shares, including the effect of stock options and restricted stock units under the treasury stock method.

Accounting Standards Adopted in Fiscal 2010

With the exception of those discussed below, there have been no recent accounting pronouncements or changes in accounting pronouncements during the fiscal year ended January 31, 2010 that are of significance, or potential significance to the Company.

In June 2009, the Financial Accounting Standards Board ("FASB") issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This statement, which became effective on July 1, 2009, established the Accounting Standards Codification ("ASC") as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities, and is codified in ASC Topic 105, "Generally Accepted Accounting Principles." The ASC did not change GAAP, but instead reorganizes the U.S. GAAP pronouncements into accounting Topics. As the ASC did not change GAAP, the adoption of ASC Topic 105 did not have a material effect on Autodesk's consolidated financial position, results of operations or cash flows.

In February 2010, the FASB issued Accounting Standards Update ("ASU") 2010-09 regarding ASC Topic 855 "Subsequent Events." This ASU removes the requirement for SEC filers to disclose the date through which management evaluated subsequent events in the financial statements, and was effective upon its issuance. Autodesk adopted the ASU upon issuance. The adoption did not have an impact on Autodesk's consolidated financial position, results of operations or cash flows.

In August 2009, the FASB issued ASU 2009-05 regarding ASC Topic 820, "Fair Value Measurements and Disclosures." This ASU provides guidance on how to measure liabilities at fair value within the scope of ASC Topic 820. This Update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: 1) A valuation technique that uses: a. The quoted price of the identical liability when traded as an asset, or b. Quoted prices for similar liabilities or similar liabilities when traded as assets, or 2) Another valuation technique that is consistent with the principles of ASC Topic 820. Two examples would be an income approach or a market approach. Autodesk adopted the changes represented by this ASU during Autodesk's fiscal quarter ended October 31, 2009. The adoption of ASU 2009-05 did not have a material impact on Autodesk's consolidated financial position, results of operations or cash flows.

In April 2009, the FASB issued three related FASB Staff Positions ("FSP"): (i) FSP 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP 157-4"), (ii) FSP Statement of Financial Accounting Standard ("SFAS") 115-2 and SFAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP SFAS 115-2" and "SFAS 124-2"), and (iii) FSP SFAS 107-1 and Accounting Principles Board ("APB") 28-1, "Interim Disclosures about Fair Value of Financial Instruments" ("FSP SFAS 107" and "APB 28-1"). FSP 157-4 provides guidance on how to determine the fair value of assets and liabilities under SFAS 157, "Fair Value Measurements" ("SFAS 157") in the current economic environment and reemphasizes that the objective of a fair value measurement remains the determination of an exit price. If Autodesk were to conclude that there has been a significant decrease in the volume and level of activity of the asset or liability in relation to normal market activities, quoted market values may not be representative of fair value and the Company may conclude that a change in valuation technique or the use of multiple valuation techniques may be appropriate. FSP SFAS 115-2 and SFAS 124-2 modify the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. FSP SFAS 107 and APB 28-1 enhance the disclosure of instruments under the scope of SFAS 157 for both interim and annual periods. Autodesk adopted these FSPs during the quarter ended July 31, 2009. The adoption did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In April 2009, the FASB issued FSP 141R-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies" ("FSP 141R-1"). FSP 141R-1 amends the provisions in Statement of Financial Accounting Standards No. 141 (revised 2007) "Business Combinations" ("SFAS 141R") for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. FSP 141R-1 eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria in SFAS 141R and instead carries forward most of the provisions in SFAS 141 for acquired contingencies. FSP 141R-1 was effective for Autodesk for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date was on or after February 1, 2009. The adoption of FSP 141R-1 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Standards

In January 2010, the FASB issued ASU 2010-06 regarding ASC Topic 820 "Fair Value Measurements and Disclosures." This ASU requires additional disclosure regarding significant transfers in and out of Levels 1 and 2 fair value measurements and the reasons for the transfers. In addition, this ASU requires the Company to present separately information about purchases, sales, issuances, and settlements, (on a gross basis rather than as one net number), in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). ASU 2010-06 clarifies existing disclosures regarding fair value measurement for each class of assets and liabilities and the valuation techniques and inputs used to measure fair value for recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. This update also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan asset (Subtopic 715-20). The changes under ASU 2010-06 will be effective for Autodesk's fiscal year beginning February 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for Autodesk's fiscal year beginning February 1, 2011. Autodesk believes that the adoption of these new accounting pronouncements will not have a material impact on its consolidated financial position, results of operations or cash flows.

In October 2009, the FASB issued ASU 2009-13 regarding ASC Subtopic 605-25 "Revenue Recognition—Multiple-element Arrangements." This ASU addresses criteria for separating the consideration in multiple-element arrangements. ASU 2009-13 will require companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price. In October 2009, the FASB also issued ASU 2009-14 regarding ASC Topic 985 "Software: Certain Revenue Arrangements That Include Software Elements." This ASU modifies the scope of ASC Subtopic 965-605, "Software Revenue Recognition," to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. The changes under ASU 2009-13 and 2009-14 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, and early adoption is permitted. Autodesk currently plans to adopt the changes under ASU 2009-13 and 2009-14 effective February 1, 2011. Autodesk is currently assessing the impact that the adoption of these new accounting pronouncements will have on its consolidated financial position, results of operations or cash flows.

In June 2009, the FASB issued SFAS 166, "Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140" and SFAS 167, "Amendments to FASB Interpretation No. 46(R)," which update accounting for securitizations and special-purpose entities. SFAS 166 eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets and requires additional disclosures. SFAS 167 amends the evaluation criteria to identify the primary beneficiary of a variable interest entity provided by FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51." This statement also amends the consolidation guidance applicable to variable interest entities. Additionally, SFAS 167 requires ongoing reassessments of whether an enterprise is the primary beneficiary of the variable interest entity. These statements will be effective for Autodesk's fiscal year beginning February 1, 2010. Autodesk believes that the adoption of SFAS 166 or 167 will not have a material effect on its consolidated financial position, results of operations and cash flows.

AUTODESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 2. Financial Instruments and Hedging Activities

Financial Instruments

Market values were determined for each individual security in the investment portfolio. The cost and fair value of Autodesk's financial instruments are as follows:

	January 31, 2010		January 31, 2009	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Cash and cash equivalents	$838.7	$838.7	$917.6	$917.6
Marketable securities—short-term	164.8	161.9	63.5	63.5
Marketable securities—long-term	124.4	125.6	7.6	7.6
Foreign currency forward and option contracts	2.3	3.9	2.4	2.1

Autodesk classifies its marketable securities as either short-term or long-term based on each instrument's underlying contractual maturity date. Marketable securities with maturities of less than 12 months are classified as short-term and marketable securities with maturities greater than 12 months are classified as long-term. Autodesk may sell certain of its marketable securities prior to their stated maturities for strategic purposes and in anticipation of credit deterioration. Foreign currency forward and options contracts are included in "Prepaid expenses and other current assets" in the Consolidated Balance Sheets.

Available-for-sale marketable securities include the following securities at January 31, 2010 and 2009:

	January 31, 2010			
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Estimated Fair Value
Short-term available-for-sale securities:				
Commercial paper and corporate securities	$ 88.8	$ 0.2	—	$ 89.0
Certificates of deposit and time deposits	24.6	—	—	24.6
Money market funds	10.0	—	—	10.0
U.S. government agency securities	8.8	—	—	8.8
Municipal securities	2.8	—	—	2.8
Other	0.4	—	—	0.4
	$135.4	$ 0.2	$—	$135.6
Long-term available-for-sale securities:				
Corporate securities	94.9	$ 1.0	$—	$ 95.9
U.S. government agency securities	9.1	0.1	—	9.2
Taxable auction-rate securities	7.6	—	—	7.6
Municipal securities	7.6	0.1	—	7.7
U.S. treasury securities	5.2	—	—	5.2
	$124.4	$ 1.2	$—	$125.6

	January 31, 2009			
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Estimated Fair Value
Short-term available-for-sale securities:				
Money market funds and mutual funds	$53.2	$—	$—	$53.2
Bank time deposits	10.3	—	—	10.3
	$63.5	$—	$—	$63.5
Long-term available-for-sale securities:				
Taxable auction-rate securities	$ 7.6	$—	$—	$ 7.6
	$ 7.6	$—	$—	$ 7.6

The sales of available-for-sale securities in fiscal 2010, 2009 and 2008 resulted in no gross gains or losses. The cost of securities sold is based on the specific identification method. Proceeds from the sale and maturity of marketable securities were $355.1 million in fiscal 2010, $83.4 million in fiscal 2009 and $799.1 million in fiscal 2008.

At January 31, 2010, Autodesk was invested in The Reserve International Liquidity Fund (the "International Fund") with an estimated fair value of $10.0 million. At January 31, 2009, Autodesk was invested in the International Fund and The Reserve Primary Fund (the "Primary Fund," and together with the International Fund, "Reserve Funds"). In mid-September of 2008, the Reserve Funds ceased redemptions after net asset values of the fund decreased below $1 per share. This occurred as a result of the Reserve Funds revaluing their holdings of debt securities issued by Lehman Brothers Holdings, Inc. ("Lehman Brothers"), which filed for Chapter 11 bankruptcy on September 15, 2008, and the resulting unusually high redemption requests on the Reserve Funds. During fiscal 2010, Autodesk received $23.3 million in redemption proceeds from the Reserve Funds. This reduced the fair value of Autodesk's investments in the Primary Fund to zero and the International Fund to $10.0 million as of January 31, 2010.

A third party court appointed supervisor is overseeing, but not managing, the accounting and payment administration of the International Fund. At this time, the investment is currently not liquid, and in the event Autodesk needs to access these funds, the Company will not be able to do so. However, based on currently available information, Autodesk expects to recover substantially all of its current holdings, net of reserves, from the International Fund within the next 12 months. Accordingly, the International Fund is classified in current "Marketable Securities" on the Company's Consolidated Balance Sheets.

At January 31, 2010, Autodesk owned two auction rate securities with an estimated fair value of $7.6 million. Autodesk's auction rate securities are variable rate debt instruments that have underlying securities with contractual maturities greater than ten years and interest rates that were structured to reset at auction every 28 days. The securities, which met Autodesk's investment guidelines at the time the investments were made, have failed to settle in auctions since August 2007 and have earned a premium interest rate since that time. While Autodesk expects to recover substantially all of its current holdings, net of reserves, in the auction rate securities, it cannot predict when this will occur or the amount the Company will receive. Due to the lack of liquidity of these investments in an active market, they are included in non-current "Marketable securities" on the accompanying Consolidated Balance Sheets. The Company will continue to evaluate its accounting for these investments quarterly.

At January 31, 2010, Autodesk's short-term investment portfolio included $26.3 million of trading securities invested in a defined set of mutual funds as directed by the participants in the Company's Deferred Compensation Plan. At January 1, 2010, these securities had unrealized losses of $3.1 million and a cost basis of $29.4 million, (see Note 6, "Deferred Compensation").

The following table summarizes the estimated fair value of our available-for-sale marketable securities, classified by the contractual maturity date of the security:

	January 31, 2010	
	Cost	Fair Value
Due in 1 year	$135.4	$135.6
Due in 1 year through 5 years	116.8	118.0
Due in 5 years through 10 years	—	—
Due after 10 years	7.6	7.6
Total	$259.8	$261.2

As of January 31, 2010 and 2009, Autodesk did not have any securities in a continuous unrealized loss position.

Derivative Financial Instruments

Under its risk management strategy, Autodesk uses derivative instruments to manage its short-term exposures to fluctuations in foreign currency exchange rates which exist as part of ongoing business operations. Autodesk's general practice is to hedge a majority of transaction exposures denominated in euros, Japanese yen, Swiss francs, British pounds and Canadian dollars. These instruments have maturities between one to 12 months in the future. Autodesk does not enter into any derivative instruments for trading or speculative purposes.

Cash Flow Hedges

Autodesk utilizes foreign currency contracts to reduce the exchange rate impact on a portion of the net revenue or operating expense of certain anticipated transactions. These contracts, which are designated and documented as cash flow hedges, qualify for hedge accounting treatment. The effectiveness of the cash flow hedge contracts is assessed quarterly using regression analysis as well as other timing and probability criteria. To receive special hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge and the hedges are expected to be highly effective in offsetting changes to future cash flows on hedged transactions. The gross gains and losses on these hedges are included in "Accumulated other comprehensive income/(loss)" and are reclassified into earnings at the time the forecasted revenue or expense is recognized. In the event the underlying forecasted transaction does not occur, or it becomes probably that it will not occur, Autodesk reclassifies the gain or loss on the related cash flow hedge from "Accumulated other comprehensive income/(loss)" to "Interest and other income, net" in the Company's Consolidated Financial Statements at that time.

The notional amount of these contracts was $239.1 million at January 31, 2010 and $276.7 million at January 31, 2009. Outstanding contracts are recognized as either assets or liabilities on the balance sheet at fair value. The entire net gain of $2.3 million remaining in Accumulated Other Comprehensive Income (Loss) as of January 31, 2010 is expected to be recognized into earnings within the next 12 months.

Balance Sheet Hedges

In addition to the cash flow hedges described above, contracts which are not designated as hedging instruments are used to reduce the exchange rate risk associated primarily with receivables and payables. Forward contracts are marked-to-market at the end of each fiscal quarter, with gains and losses recognized as other income or expense, net. These derivative instruments do not subject the Company to material balance sheet risk due to exchange rate movements because gains and losses on these derivative instruments are intended to offset the gains or losses resulting from the settlement of the underlying foreign currency denominated receivables and payables. The notional amounts of foreign currency contracts were $19.6 million at January 31, 2010 and $28.3 million at January 31, 2009.

The bank counterparties in all contracts expose Autodesk to credit-related losses in the event of their nonperformance. However, to mitigate that risk, Autodesk only contracts with counterparties who meet the Company's minimum requirements under its counterparty risk assessment process. Autodesk monitors ratings, credit spreads and potential downgrades on at least a quarterly basis. Based on Autodesk's on-going assessment of counterparty risk, the Company will adjust its exposure to various counterparties.

The effects of derivative instruments on Autodesk's consolidated financial statements were as follows as of January 31, 2010 and for the fiscal year then ended (amounts presented include any income tax effects):

Fair Value of Derivative Instruments in Consolidated Balance Sheet as of January 31, 2010:

	Derivative Assets		Derivative Liabilities	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign currency contracts designated as cash flow hedges	Prepaid expenses and other current assets	$ 4.3	Other accrued liabilities	$ 0.4
Derivatives not designated as hedging instruments		—		—
Total derivatives		$ 4.3		$ 0.4

Effects of Derivative Instruments on Income and Other Comprehensive Income (OCI) Derivatives Designated as Hedging Instruments

For the Fiscal Year Ended January 31, 2010	Amount of Gain (Loss) Recognized in Accumulated OCI on Derivatives (Effective Portion)	Amount and Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount and Location of Gain (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)(1)
Foreign exchange contracts	$(2.5)	$(10.9) Net revenue	$1.3 Interest and other income, net
		4.6 Operating expenses	
Total	$(2.5)	$ (6.3)	$1.3

(1) Includes $1.0 million net gain recognized for the fiscal year ended January 31, 2010 due to previously forecasted transactions that did not occur within the originally specified time period or the additional period of time allowed.

Derivatives Not Designated as Hedging Instruments	Amount and Location of Gain (Loss) Recognized in Income on Derivative	
For the fiscal year ended January 31, 2010		
Foreign exchange contracts	$0.9	Interest and other income, net

Note 3. Fair Value Measurements

Fair value is an exit price, representing the amount that would be received upon the sale of an asset, or the amount paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, Autodesk uses a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly in active markets; and (Level 3) unobservable inputs in which there is little or no market data, which require Autodesk to develop its own assumptions. Whenever possible, Autodesk uses observable market data, and relies on unobservable inputs only when observable market data is not available, when determining fair value. On a recurring basis, Autodesk measures at fair value certain financial assets and liabilities, which consist of cash equivalents, marketable securities and foreign currency contracts.

Autodesk's cash equivalents and marketable securities are primarily classified within Level 1 or Level 2 of the fair value hierarchy because they are valued primarily using quoted market prices, or alternative pricing sources and models utilizing market observable inputs with reasonable levels of price transparency.

The Company's investments held in the International Fund at January 31, 2010 are designated as Level 3 securities. The Company conducted its fair value assessment of the International Fund using Level 2 and Level 3 inputs. Management has reviewed the International Funds' underlying securities portfolio which is substantially comprised of term deposits, money market funds, U.S. treasury bills and commercial paper. These securities are issued by highly-rated institutions. Normally, the Company would classify such investments within Level 2 of the fair value hierarchy. Management evaluated the fair value of its unit interest in the International Funds, considering risk of collection, timing and other factors. As a result of such evaluation, the Company has classified its holdings in the International Fund within Level 3 of the fair value hierarchy. These assumptions are inherently subjective and involve significant management judgment. Autodesk's investments in auction rate securities are classified within Level 3 because they are valued using a pricing model, and some of the inputs to this model are unobservable in the market.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes Autodesk's investments and financial instruments measured at fair value on a recurring basis as of January 31, 2010:

	Fair Value Measurements at January 31, 2010 Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Cash equivalents(1) :				
Certificates of deposit and time deposits	$ 64.0	$208.8	$ —	$272.8
Commercial paper	—	299.5	—	299.5
Money market funds	—	49.4	—	49.4
Municipal securities	0.8	—	—	0.8
Marketable securities:				
Commercial paper and corporate securities	115.9	69.0	—	184.9
Certificates of deposit and time deposits	20.0	4.6	—	24.6
U.S. government agency securities	18.0	—	—	18.0
Mutual funds	26.3	—	—	26.3
Municipal securities	10.5	—	—	10.5
Money market funds	—	—	10.0	10.0
Taxable auction-rate securities	—	—	7.6	7.6
U.S. treasury securities and sovereign debt	5.2	—	—	5.2
Other	0.4	—	—	0.4
Foreign currency derivative contracts(2)	—	4.3	—	4.3
Total	$261.1	$635.6	$17.6	$914.3
Liabilities				
Foreign currency derivative contracts(3)	—	0.4	—	0.4
Total	$ —	$ 0.4	$ —	$ 0.4

(1) Included in "Cash and cash equivalents" in the accompanying Consolidated Balance Sheets.
(2) Included in "Prepaid expenses and other current assets" in the accompanying Consolidated Balance Sheets.
(3) Included in "Other accrued liabilities" in the accompanying Consolidated Balance Sheets.

The following table summarizes Autodesk's investments and financial instruments measured at fair value on a recurring basis as of January 31, 2009:

	Fair Value Measurements at January 31, 2009 Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Cash equivalents(1) :				
Certificates of deposit and time deposits	$—	$340.0	$—	$340.0
Commercial paper	—	206.1	—	206.1
U.S. treasury securities	25.0	—		25.0
U.S. government agency securities	55.0	—	—	55.0
Money market funds	—	63.5	—	63.5
Marketable securities:				
Certificates of deposit and time deposits	—	10.3	—	10.3
Mutual funds	19.9	—	—	19.9
Money market funds	—	—	33.3	33.3
Taxable auction-rate securities	—	—	7.6	7.6
Foreign currency derivative contracts(2)	—	2.1	—	2.1
Total	$99.9	$622.0	$40.9	$762.8

(1) Included in "Cash and cash equivalents" in the accompanying Consolidated Balance Sheets.
(2) Included in "Prepaid expenses and other current assets" in the accompanying Consolidated Balance Sheets.

A reconciliation of the change in Autodesk's Level 3 items for the fiscal year ended January 31, 2010 was as follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Money Market Funds	Taxable Auction-Rate Securities	Total
Balance at January 31, 2009	$ 33.3	$ 7.6	$ 40.9
Redemptions(1)	(23.3)	—	(23.3)
Balance at January 31, 2010	$ 10.0	$ 7.6	$ 17.6

(1) Redemptions of $23.3 million from the Reserve Funds.

Note 4. Employee and Director Stock Plans

Stock Plans

As of January 31, 2010, Autodesk maintained two active stock option plans for the purpose of granting stock awards to employees and to non-employee members of Autodesk's Board of Directors, the 2008 Employee Stock Plan ("2008 Plan"), which is available only to employees, and the 2000 Directors' Option Plan, as amended ("2000 Plan"), which is available only to non-employee directors. Additionally, there are six expired or terminated plans with options outstanding, including the 2006 Stock Plan ("2006 Plan"), which was replaced by the 2008 Plan in March 2008.

The 2008 Plan was approved by Autodesk's stockholders in November 2007 and became effective in March 2008. Under this plan, 16.5 million shares of Autodesk common stock, and 0.48 million shares that remained available for issuance under the 2006 Stock Plan upon its expiration, were reserved for issuance. The 2008 Plan permits the grant of stock options, restricted stock and restricted stock units; however, no more than 2.5 million of the shares reserved for issuance under the 2008 Plan may be issued pursuant to awards of restricted stock and restricted stock units. At January 31, 2010, 6.7 million shares were available for future issuance under the 2008 Plan. The 2008 Plan will expire in March 2011. The 2000 Plan, which was approved by the stockholders in June 2000, allows for an automatic annual grant of stock awards to non-employee members of Autodesk's Board of Directors. At January 31, 2010, 0.6 million shares were available for future issuance. The 2000 Plan expired on March 15, 2010.

Options granted under the 2008 Plan and the 2000 Plan vest over periods ranging from one to four years and generally expire within four to seven years from the date of grant. During fiscal 2010 and 2009, the exercise price of all stock options granted under these plans is equal to the fair market value of the stock on the grant date.

On June 11, 2009, Autodesk's stockholders approved the 2010 Outside Directors' Stock Plan ("2010 Plan"), which became effective March 16, 2010. The 2010 Plan reserves 2.5 million shares of Autodesk common stock, plus up to 0.5 million shares available, but not previously granted, under the 2000 Plan. The 2010 Plan permits the grant of stock options and restricted stock awards to non-employee members of Autodesk's Board of Directors. The 2010 Plan will expire in March 2020.

The following sections summarize activity under Autodesk's stock plans.

Stock Options:

A summary of stock option activity for the fiscal year ended January 31, 2010 is as follows:

	Number of Shares (in thousands)	Weighted average price per share
Options outstanding at January 31, 2009	26,818	$30.13
Granted	6,766	15.20
Exercised	(2,036)	12.18
Canceled	(2,465)	34.30
Options outstanding at January 31, 2010	29,083	$27.56
Options exercisable at January 31, 2010	17,027	$29.44
Options available for grant at January 31, 2010	7,320	

The total pre-tax intrinsic value of options exercised was $18.8 million in fiscal 2010, $46.7 million in fiscal 2009 and $308.5 million in fiscal 2008. The intrinsic value of options exercised is calculated as the difference between the exercise price of the option and the market value of the stock on the date of exercise. The weighted average grant date fair value of stock options granted during fiscal 2010, 2009 and 2008, calculated as of the stock option grant date using the Black-Scholes-Merton option pricing model, was $6.13, $9.82 and $14.41 per share, respectively. As of January 31, 2010, total compensation cost related to non-vested options not yet recognized of $53.1 million is expected to be recognized over a weighted average period of 1.9 years.

The following table summarizes information about options outstanding and exercisable at January 31, 2010:

	Options Exercisable				Options Outstanding			
	Number of Shares (in thousands)	Weighted average contractual life (in years)	Weighted average exercise price	Aggregate intrinsic value(1) (in millions)	Number of Shares (in thousands)	Weighted average contractual life (in years)	Weighted average exercise price	Aggregate intrinsic value(1) (in millions)
Range of per-share exercise prices:								
$0.61 – $13.84	3,458		$ 9.19		6,165		$10.56	
$14.15 – $22.40	2,106		18.32		5,985		17.48	
$23.56 – $32.90	3,942		30.57		6,815		31.02	
$33.16 – $45.29	6,864		40.58		9,271		40.92	
$47.24 – $49.80	657		48.43		847		48.59	
	17,027	3.0	$29.44	$62.0	29,083	4.0	$27.56	$119.4

(1) Represents the total pre-tax intrinsic value, based on Autodesk's closing stock price of $23.79 per share as of January 31, 2010, which would have been received by the option holders had all option holders exercised their options as of that date.

These options will expire if not exercised at specific dates ranging through December 2016.

Restricted Stock:

A summary of restricted stock award and restricted stock unit activity for the fiscal year ended January 31, 2010 is as follows:

	Non-vested Stock (in thousands)	Weighted average grant date fair value
Non-vested restricted stock at January 31, 2009	133	$38.08
Awarded	744	22.71
Vested	(22)	17.89
Non-vested restricted stock at January 31, 2010	855	

During the fiscal year ended January 31, 2010, Autodesk granted 713,822 restricted stock units under the 2008 Plan. The restricted stock units vest over periods ranging from immediately upon grant to the third anniversary of the date of grant. Restricted stock units are not considered outstanding stock at the time of grant, as the holders of these units are not entitled to any of the rights of a stockholder, including voting rights, until the units have vested. The fair value of the restricted stock is expensed ratably over the vesting period. Autodesk recorded share-based compensation expense related to restricted stock units of $1.9 million and $0.6 million during fiscal years ended January 31, 2010 and 2009, respectively. As of January 31, 2010, total compensation cost related to non-vested awards not yet recognized of $12.1 million is expected to be recognized over a weighted average period of 1.8 years. At January 31, 2010, the number of units granted but unvested was 824,694.

During the fiscal year ended January 31, 2010, Autodesk issued 30,001 restricted stock awards under the 2000 Plan. The restricted stock awards vest on the first anniversary of the date of grant. Restricted stock awards are considered outstanding at the time of grant, as the stock award holders are entitled to many of the rights of a stockholder, including voting rights. The fair value of the restricted stock is expensed ratably over the vesting period. Autodesk recorded share-based compensation expense related to restricted stock awards of $0.7 million and $0.4 million during fiscal years ended January 31, 2010 and 2009, respectively. As of January 31, 2010, total compensation cost related to non-vested awards not yet recognized of $0.2 million is expected to be recognized over a weighted average period of 0.4 years. At January 31, 2010, the number of awards granted but unvested was 30,001.

1998 Employee Qualified Stock Purchase Plan ("ESP Plan")

Under Autodesk's ESP Plan, which was approved by stockholders in 1998, eligible employees may purchase shares of Autodesk's common stock at their discretion using up to 15% of their compensation subject to certain limitations, at not less than 85% of fair market value as defined in the ESP Plan ("ESP Plan fair market value"). At January 31, 2010, a total of 26.4 million shares were available for future issuance. This amount will automatically be increased on the first trading day of each fiscal year by an amount equal to the lesser of 10.0 million shares or 2.0% of the total of (1) outstanding shares plus (2) any shares repurchased by Autodesk during the prior fiscal year. Under the ESP Plan, the Company issues shares on the first trading day following March 31 and September 30 of each fiscal year. The ESP Plan expires during fiscal 2018. Autodesk recorded $26.6 million, $23.1 million and $31.2 million of compensation expense associated with the ESP Plan in fiscal 2010, 2009 and 2008, respectively.

Under the ESP Plan, Autodesk issued 3.1 million shares at an average price of $14.41 per share in fiscal 2010, 2.1 million shares at an average price of $27.32 per share in fiscal 2009, and 0.8 million shares at an average price of $28.96 per share in fiscal 2008. The weighted average grant date fair value of awards granted under the ESP Plan during fiscal 2010, 2009 and 2008, calculated as of the award grant date using the Black-Scholes-Merton option pricing model, was $7.19, $10.40 and $16.77 per share, respectively.

At January 31, 2010, a total of 33.7 million shares of Autodesk's common stock have been reserved for future issuance under existing stock option and stock purchase plans.

Equity Compensation Plan Information

The following table summarizes the number of outstanding options granted to employees and directors, as well as the number of securities remaining available for future issuance under these plans as of January 31, 2010 (number of securities in thousands).

Plan category	(a) Number of securities to be issued upon exercise of outstanding options	(b) Weighted-average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	28,724	$27.50	33,690(1)
Equity compensation plans not approved by security holders(2)	1,183	9.95	—
Total	29,907	$26.80	33,690

(1) Included in this amount are 26.4 million securities available for future issuance under Autodesk's ESP Plan.

(2) Amounts correspond to Autodesk's Nonstatutory Stock Option Plan, which was terminated by the Board of Directors in December 2004.

Note 5. Income Taxes

The provision for income taxes consists of the following:

	Fiscal year ended January 31,		
	2010	2009	2008
Federal:			
Current	$ 12.3	$ 20.9	$ 5.4
Deferred	(33.0)	0.7	50.0
State:			
Current	3.0	5.9	2.0
Deferred	7.1	(0.7)	10.4
Foreign:			
Current	34.1	54.2	50.4
Deferred	3.2	(12.1)	(4.4)
	$ 26.7	$ 68.9	$113.8

During fiscal year 2009, the Company reduced its current Federal and state taxes payable by $2.7 million primarily related to excess tax benefits from non-qualified stock options, offsetting additional paid-in capital. Pursuant to accounting standards related to stock-based compensation, the Company has unrecorded excess stock option tax benefits of $143.6 million as of January 31, 2010. These amounts will be credited to additional paid-in-capital when such amounts reduce cash taxes payable. Foreign pretax income was $253.9 million in fiscal 2010, $298.5 million in fiscal 2009, and $425.3 million in fiscal 2008.

The differences between the U.S. statutory rate and the aggregate income tax provision are as follows:

	Fiscal year ended January 31,		
	2010	2009	2008
Income tax provision at U.S. Federal statutory rate	$ 29.7	$ 88.3	$164.5
State income tax expense (benefit), net of the U.S. Federal benefit	(0.6)	(1.5)	3.6
Foreign income taxed at rates different from the U.S. statutory rate	(22.7)	(55.6)	(64.7)
Valuation allowance	14.9	(0.2)	(0.3)
Non-deductible stock-based compensation	11.7	11.8	15.8
Research and development tax credit benefit	(4.7)	(6.9)	(5.8)
Tax benefit from closure of income tax audits and decreases in uncertain tax positions	(2.5)	(6.2)	(3.0)
Officer compensation in excess of $1.0 million	0.3	0.2	0.7
Goodwill impairment	—	30.6	—
Non-deductible in-process research and development charge	—	7.0	—
Extraterritorial income exclusion	—	—	0.6
Other	0.6	1.4	2.4
	$ 26.7	$ 68.9	$113.8

Significant components of Autodesk's deferred tax assets and liabilities are as follows:

	January 31,	
	2010	2009
Nonqualified stock options	$ 57.5	$ 49.9
Research and development tax credit carryforwards	55.7	45.8
Foreign tax credit carryforwards	26.8	0.7
Accrued compensation and benefits	25.7	31.9
Other accruals not currently deductible for tax	17.8	13.4
Purchased technology and capitalized software	12.7	21.8
Fixed assets	12.0	14.2
Tax loss carryforwards	11.3	12.4
Capitalized research and development expenditures	3.4	5.2
Reserves for product returns and bad debts	2.1	3.4
Other	2.2	5.7
Total deferred tax assets	227.2	204.4
Less: valuation allowance	(39.0)	(24.7)
Net deferred tax assets	188.2	179.7
Purchased technology and capitalized software	—	(22.0)
Unremitted earnings of foreign subsidiaries	(42.1)	(24.0)
Total deferred tax liability	(42.1)	(46.0)
Net deferred tax assets	$146.1	$133.7

The valuation allowance increased by $14.3 million, $8.5 million and $8.8 million in fiscal 2010, 2009 and 2008, respectively. The fiscal 2010 increase was primarily related to California deferred taxes. During the first quarter of fiscal 2010, the State of California enacted legislation significantly altering California tax law. As a result of the newly enacted legislation, Autodesk expects that in fiscal years 2012 and beyond, income subject to tax in California will be less than under prior tax law and accordingly, deferred tax assets are less likely to be realized. The fiscal 2009 and fiscal 2008 increases were primarily related to Canadian deferred taxes, which Autodesk does not expect to realize.

No provision has been made for Federal income taxes on unremitted earnings of certain of Autodesk's foreign subsidiaries (cumulatively $870.1 million at January 31, 2010) because Autodesk plans to reinvest such earnings for the foreseeable future. At January 31, 2010, the net unrecognized deferred tax liability for these earnings was approximately $276.2 million.

Realization of the Company's net deferred tax assets of $146.1 million is dependent upon the Company's ability to generate future taxable income in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences, net operating loss carryforwards and tax credits. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced.

As of January 31, 2010, Autodesk had $21.9 million of cumulative Federal tax loss carryforwards, and $305.7 million of cumulative state tax loss carryforwards, which may be available to reduce future income tax liabilities in certain jurisdictions. These Federal and state tax loss carryforwards will expire beginning fiscal 2012 through fiscal 2029 and fiscal 2011 through fiscal 2030, respectively.

As of January 31, 2010, Autodesk had $62.9 million of cumulative Federal research tax credit carryforwards, $34.3 million of cumulative California state research tax credit carryforwards and $43.4 million of cumulative Canadian Federal tax credit carryforwards, which may be available to reduce future income tax liabilities in the respective jurisdictions. The Federal credit carryforwards will expire beginning fiscal 2012 through fiscal 2030, the state credit carryforwards may reduce future California income tax liabilities indefinitely, and the Canadian tax credit carryforwards will expire beginning fiscal 2012 through fiscal 2030. Autodesk also has $112.2 million of cumulative foreign tax credit carryforwards, which may be available to reduce future U. S. tax liabilities. The foreign tax credit will expire beginning fiscal 2017 through fiscal 2020.

Utilization of net operating losses and tax credits may be subject to an annual limitation due to ownership change limitations provided in the Internal Revenue Code and similar state provisions. This annual limitation may result in the expiration of net operating losses and credits before utilization.

As a result of certain business and employment actions and capital investments undertaken by Autodesk, income earned in certain countries is subject to reduced tax rates through fiscal 2019. The income tax benefits attributable to the tax status of these business arrangements are estimated to be zero in fiscal 2010, $0.3 million ($0.001 basic net income per share) in fiscal 2009 and $9.0 million ($0.04 basic net income per share) in fiscal 2008. The income tax benefits were offset partially by accruals of U.S. income taxes on undistributed earnings, among other factors.

During fiscal 2010, Autodesk recognized income tax expense of approximately $17.7 million primarily related to a change in the expected future tax rates and the establishment of a valuation allowance against California deferred taxes of $20.2 million partially offset by the closure of audits and other decreases in uncertain tax positions with respect to fiscal 2003 of $2.5 million.

During fiscal 2009, Autodesk recognized income tax benefits of approximately $6.1 million primarily related to closure of audits and other decreases in uncertain tax positions with respect to fiscal 2002 through fiscal 2008.

During fiscal 2008, Autodesk recognized income tax benefits of approximately $3.0 million primarily related to the lapse of foreign statute of limitations with respect to uncertain tax positions that relate to fiscal 2001.

As of January 31, 2010, the Company had $178.2 million of gross unrecognized tax benefits, of which $165.2 million would impact the effective tax rate, if recognized. It is possible that the amount of unrecognized tax benefits will change in the next twelve months; however an estimate of the range of the possible change cannot be made at this time.

A reconciliation of the beginning and ending amount of the gross unrecognized tax benefits is as follows:

	2010	2009	2008
Gross unrecognized tax benefits at the beginning of the fiscal year	$169.4	$152.4	$137.7
Increases for tax positions of prior years	3.1	1.2	2.7
Decreases for tax positions of prior years	(1.9)	(7.0)	—
Increases for tax positions related to the current year	11.1	25.8	15.5
Decreases for lapse of statute of limitations	(3.5)	(3.0)	(3.5)
Gross unrecognized tax benefits at the end of the fiscal year	$178.2	$169.4	$152.4

The reconciliation of fiscal 2009 beginning and ending gross unrecognized tax benefits is updated to reflect the correction of an overstatement in the increases for tax positions related to the current year.

It is the Company's continuing practice to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had $2.2 million, $2.4 million and $2.7 million, net of tax benefit, accrued for interest and zero accrued for penalties related to unrecognized tax benefits as of January 31, 2010, 2009 and 2008, respectively.

Autodesk and its subsidiaries are subject to income tax in the United States as well as numerous state and foreign jurisdictions. The Company's U.S. and state income tax returns for fiscal year 2003 through fiscal year 2010 remain open to examination. In addition, the Company files tax returns in multiple foreign taxing jurisdictions with open tax years ranging from fiscal year 2001 to 2010.

Note 6. Deferred Compensation

At January 31, 2010, Autodesk had marketable securities totaling $287.5 million, of which $26.3 million related to investments in debt and equity securities that are held in a rabbi trust under non-qualified deferred compensation plans. The total related deferred compensation liability was $26.3 million at January 31, 2010, of which $1.1 million was classified as current and $25.2 million was classified as non-current liabilities. The value of debt and equity securities held in the rabbi trust at January 31, 2009 was $19.9 million. The total related deferred compensation liability at January 31, 2009 was $19.9 million, of which $1.2 million was classified as current and $18.7 million was classified as non-current liabilities. The current and non-current portions of the liability are recorded in the Consolidated Balance Sheets under "Accrued compensation" and "Other liabilities," respectively.

Note 7. Borrowing Arrangements

Autodesk had no outstanding borrowings on its lines of credit as of January 31, 2010. As of January 31, 2009, Autodesk had $52.1 million of outstanding borrowings, which were recorded in "Borrowings under line of credit" on the balance sheet. This balance related to two lines of credit, a U.S. line of credit and a China line of credit.

Autodesk's U.S. line of credit facility permits unsecured short-term borrowings of up to $250.0 million, and is available for working capital or other business needs. The credit agreement contains customary covenants, which could restrict the imposition of liens on Autodesk's assets, and restrict the Company's ability to incur additional indebtedness or make dispositions of assets if Autodesk fails to maintain its financial covenants. At January 31, 2010, Autodesk had no outstanding borrowings on this line of credit. At January 31, 2009, Autodesk had $50.0 million of outstanding borrowings on this line of credit. Autodesk drew on the U.S. line of credit during fiscal 2009 due to temporary differences between cash needs and cash availability in the U.S. During fiscal 2009 Autodesk principally used the facility to fund the 8.0 million share stock repurchase and for the acquisition of Moldflow. This facility expires in August 2012.

Autodesk's China line of credit facility, which contains customary covenants, permits unsecured short-term borrowings of up to $5.0 million, and is available for working capital needs. At January 31, 2010, Autodesk had no outstanding borrowings on this line of credit. At January 31, 2009, Autodesk had $2.1 million of outstanding borrowings on this line of credit. Autodesk drew on this line of credit during fiscal 2009 due to temporary differences between cash needs and cash availability in China. The China facility is a short-term revolving facility which may be canceled or called at any time with 30 days' written notice.

The weighted average interest rate on Autodesk's line of credit facilities was 1.01% at January 31, 2009.

Note 8. Commitments and Contingencies

Leases

Autodesk leases office space and computer equipment under noncancellable operating lease agreements. The leases generally provide that Autodesk pay taxes, insurance and maintenance expenses related to the leased assets. Future minimum lease payments for fiscal years ended January 31 are as follows:

2011	$ 60.1
2012	42.4
2013	33.5
2014	21.3
2015	15.4
Thereafter	51.1
	223.8
Less: Sublease income	(5.1)
	$218.7

Autodesk leases office space under arrangements expiring through 2023. Certain of these lease arrangements contain escalation clauses whereby monthly rent increases over time. Autodesk leases computer equipment under arrangements expiring through 2014. Rent expense is recognized on a straight-line basis over the lease period. Rent expense was $56.8 million in fiscal 2010, $73.1 million in fiscal 2009 and $49.6 million in fiscal 2008.

Purchase commitments

Autodesk, in the normal course of business, enters into various purchase commitments for goods or services. Total non-cancellable purchase commitments as of January 31, 2010 were approximately $58.3 million for periods through fiscal 2015. These purchase commitments primarily result from contracts for the acquisition of IT infrastructure, marketing and software development services. Of the total purchase commitments, $16.9 million related to a termination fee for an outsource application hosting services agreement entered into during fiscal 2006. This fee is reduced as time lapses during the five-year contract period.

Autodesk has certain royalty commitments associated with the shipment and licensing of certain products. Royalty expense is generally based on a dollar amount per unit shipped or a percentage of the underlying revenue. Royalty expense, which was recorded under cost of license and other revenue on Autodesk's Consolidated Statements of Operations, was $16.5 million in fiscal 2010, $17.1 million in fiscal 2009 and $14.9 million in fiscal 2008.

Indemnifications

In the normal course of business, Autodesk provides indemnifications of varying scopes, including limited product warranties and indemnification of customers against claims of intellectual property infringement made by third parties arising from the use of its products or services. Autodesk accrues for known indemnification issues if a loss is probable and can be reasonably estimated. Historically, costs related to these indemnifications have not been significant, but because potential future costs are highly variable, Autodesk is unable to estimate the maximum potential impact of these indemnifications on its future results of operations.

In connection with the purchase, sale or license of assets or businesses with third parties, Autodesk has entered into or assumed customary indemnification agreements related to the assets or businesses purchased, sold or licensed. Historically, costs related to these indemnifications have not been significant, but because potential future costs are highly variable, Autodesk is unable to estimate the maximum potential impact of these indemnifications on its future results of operations.

As permitted under Delaware law, Autodesk has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at Autodesk's request in such capacity. The maximum potential amount of future payments Autodesk could be required to make under these indemnification agreements is unlimited; however, Autodesk has directors' and officers' liability insurance coverage that is intended to reduce its financial exposure and may enable Autodesk to recover a portion of any future amounts paid. Autodesk believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

Legal Proceedings

Autodesk is involved in legal proceedings from time to time arising from the normal course of business activities including claims of alleged infringement of intellectual property rights, commercial, employment, piracy prosecution and other matters. In the Company's opinion, resolution of pending matters is not expected to have a material adverse impact on its consolidated results of operations, cash flows or its financial position. However, it is possible that an unfavorable resolution of one or more such proceedings could in the future materially affect its future results of operations, cash flows or financial position in a particular period.

Note 9. Stockholders' Equity

Preferred Stock

Under Autodesk's Certificate of Incorporation, 2.0 million shares of preferred stock are authorized. At January 31, 2010, there were no preferred shares issued or outstanding. The Board of Directors has the authority to issue the preferred stock in one or more series and to fix rights, preferences, privileges and restrictions, including dividends, and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders.

Common Stock Repurchase Programs

Autodesk has a stock repurchase program that helps offset the dilution to net income per share caused by the issuance of stock under the Company's employee stock plans and returns excess cash generated from its business to stockholders. During fiscal 2010, Autodesk repurchased and retired 2.7 million shares at an average repurchase price of $23.63 per share, 8.0 million shares in fiscal 2009 at an average repurchase price of $32.06 per share and 12.1 million shares in fiscal 2008 at an average repurchase price of $46.43. Common stock and additional paid-in capital and retained earnings were reduced by $36.4 million and $26.8 million, respectively for the year ended January 31, 2010 and $96.1 million and $160.5 million, respectively, for the year ended January 31, 2009, as a result of the stock repurchases.

At January 31, 2010, 13.5 million shares remained available for repurchase under repurchase plans approved by the Board of Directors. In fiscal 2010, 2009 and 2008, Autodesk repurchased its common stock through open market purchases. The number of shares acquired and the timing of the purchases are based on several factors, including general market conditions, the number of employee stock option exercises, the trading price of Autodesk common stock, cash on hand and available in the United States, and company defined trading windows.

Note 10. Interest and Other Income, net

Interest and other income, net, consists of the following:

	Fiscal Year Ended January 31,		
	2010	2009	2008
Interest and investment income, net	$10.0	$13.6	$33.4
Investment impairment	—	(5.9)	(4.0)
Gain (loss) foreign currency	5.0	(1.0)	0.2
Gain (loss) on cost method investment	—	—	(5.0)
Loss from unconsolidated subsidiary	—	—	(3.4)
Other income (expense)	4.1	1.3	3.2
	$19.1	$ 8.0	$24.4

Note 11. Comprehensive Income

The components of other comprehensive income, net of taxes, were as follows:

	January 31,		
	2010	2009	2008
Net income	$58.0	$183.6	$356.2
Other comprehensive income (loss):			
Net gain (loss) on derivative instruments, net of tax	2.5	(0.2)	—
Change in net unrealized gain (loss) on available-for-sale securities, net of tax	1.5	0.4	(0.4)
Change in unfunded portion of pension plans	(5.9)	—	—
Net change in cumulative foreign currency translation gain (loss)	9.6	(25.2)	17.8
Total other comprehensive income (loss)	7.7	(25.0)	17.4
Total comprehensive income	$65.7	$158.6	$373.6

Accumulated other comprehensive income (loss), net of taxes, was comprised of the following at January 31:

	January 31,		
	2010	2009	2008
Net gain (loss) on derivative instruments	$ 2.3	$ (0.2)	$—
Net unrealized gain (loss) on available-for-sale securities	1.5	—	(0.4)
Unfunded portion of pension plans	(5.9)	—	—
Foreign currency translation adjustments	(1.4)	(11.0)	14.2
	$(3.5)	$(11.2)	$13.8

Note 12. Net Income Per Share

Basic net income per share is computed using the weighted average number of shares of common stock outstanding for the period, including restricted stock awards and excluding stock options and restricted stock units. Diluted net income per share is based upon the weighted average shares of common stock outstanding for the period and potentially dilutive common shares, including the effect of stock options and restricted stock units under the treasury stock method. The following table sets forth the computation of the numerators and denominators used in the basic and diluted net income per share amounts:

	Fiscal Year Ended January 31,		
	2010	2009	2008
Numerator:			
Net income	$ 58.0	$183.6	$356.2
Denominator:			
Denominator for basic net income per share—weighted average shares	228.7	225.5	230.3
Effect of dilutive securities	3.4	4.6	11.7
Denominator for dilutive net income per share	232.1	230.1	242.0
Basic net income per share	$ 0.25	$ 0.81	$ 1.55
Diluted net income per share	$ 0.25	$ 0.80	$ 1.47

The computation of diluted net income per share does not include shares that are anti-dilutive under the treasury stock method because their exercise prices are higher than the average market value of Autodesk's stock during the fiscal year. For the fiscal years ended January 31, 2010, 2009 and 2008, 21.3 million, 15.8 million and 6.8 million potentially anti-dilutive shares, respectively, were excluded from the computation of net income per share.

Note 13. Segments

Autodesk reports segment information based on the "management" approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company's reportable segments. Autodesk has four reportable segments: Platform Solutions and Emerging Business ("PSEB"), Architecture, Engineering and Construction ("AEC"), Manufacturing ("MFG") and Media and Entertainment ("M&E"). Location Services, which Autodesk disposed of in February 2009, is not included in any of the above reportable segments, and is reflected as Other. Autodesk has no material inter-segment revenue.

The PSEB, AEC and MFG segments derive revenue from the sale of licenses for software products and services to customers who design, build, manage or own building, manufacturing and infrastructure projects. Our M&E segment derives revenue from the sale of products to creative professionals, post-production facilities, and broadcasters for a variety of applications, including feature films, television programs, commercials, music and corporate videos, interactive game production, web design and interactive web streaming.

PSEB includes Autodesk's horizontal design product AutoCAD product. Autodesk's AutoCAD product is a platform product that underpins the Company's vertical design product offerings for the industries it serves. For example, AEC and MFG offer tailored versions of AutoCAD software for the industries they serve. Autodesk's AutoCAD product also provides a platform for Autodesk's developer partners to build custom solutions for a range of diverse design-oriented markets. PSEB's revenue primarily includes revenue from sales of licenses of Autodesk's horizontal design products, AutoCAD and AutoCAD LT, as well as many of Autodesk's vertical design products.

AEC software products help to improve the way building, civil infrastructure, process plant and construction projects are designed, built and managed. A broad portfolio of solutions enables greater efficiency, accuracy and sustainability across the entire project lifecycle. Autodesk AEC solutions include advanced technology for building information modeling ("BIM"), AutoCAD-based design and documentation productivity software, and sustainable design analysis applications, and collaborative project management solutions. BIM, an integrated process for building and infrastructure design, analysis, documentation and construction, uses consistent, coordination information to improve communication and collaboration between the extended project team. AEC provides a comprehensive portfolio of BIM solutions that help customers deliver projects faster and more economically, while minimizing environmental impact. AEC's revenue primarily includes revenue from the sales of licenses of Autodesk Revit, AutoCAD Civil 3D, AutoCAD Architecture and AutoCAD Map 3D products.

MFG provides the manufacturers in automotive and transportation, industrial machinery, consumer products and building products with comprehensive digital prototyping solutions that brings together design data from all phases of the product development process to develop a single digital model created in Autodesk Inventor software. Autodesk's solutions for digital prototyping enable a broad group of manufacturers to realize benefits with minimal disruption to existing workflows. MFG's revenue primarily includes revenue from the sales of licenses of Autodesk Inventor, AutoCAD Mechanical and Autodesk Moldflow products.

M&E is comprised of two product groups: Animation, including design visualization, and Advanced Systems. Animation products, such as Autodesk 3ds Max and Autodesk Maya, provide tools for digital sculpting, modeling, animation, effects, rendering, and compositing, for design visualization, visual effects and games production. Advanced Systems products provide editing, finishing and visual effects design and color grading.

All of Autodesk's reportable segments distribute their respective products primarily through authorized resellers and distributors and, to a lesser extent, through direct sales to end-users.

The accounting policies of the reportable segments are the same as those described in Note 1, "Business and Summary of Significant Accounting Policies." Autodesk evaluates each segment's performance on the basis of gross profit. Autodesk currently does not separately accumulate and report asset information by segment, except for goodwill, which is disclosed in Note 1, "Business and Summary of Significant Accounting Policies."

Information concerning the operations of Autodesk's reportable segments is as follows:

	Fiscal year ended January 31,		
	2010	2009	2008
Net revenue:			
Platform Solutions and Emerging Business	$ 624.0	$ 900.8	$ 891.0
Architecture, Engineering and Construction	513.3	641.4	586.1
Manufacturing	386.9	488.4	417.9
Media and Entertainment	189.1	262.1	258.7
Other(1)	0.4	22.5	18.2
	$1,713.7	$2,315.2	$2,171.9
Gross profit:			
Platform Solutions and Emerging Business	$ 589.7	$ 860.7	$ 848.0
Architecture, Engineering and Construction	465.2	592.7	545.3
Manufacturing	358.4	456.9	384.1
Media and Entertainment	144.4	197.6	191.8
Unallocated(2)	(35.8)	(11.8)	(5.0)
	$1,521.9	$2,096.1	$1,964.2
Depreciation and amortization:			
Platform Solutions and Emerging Business	$ 3.1	$ 2.4	$ 2.7
Architecture, Engineering and Construction	1.8	2.1	2.0
Manufacturing	2.5	2.6	4.4
Media and Entertainment	1.8	2.5	2.8
Unallocated	102.3	82.8	49.4
	$ 111.5	$ 92.4	$ 61.3

(1) Other primarily consisted of revenue from Autodesk's Location Services division, which Autodesk disposed of in February 2009.

(2) Unallocated amounts primarily relate to corporate expenses and other costs and expenses that are managed outside the reportable segments, including stock-based compensation expense.

Information regarding Autodesk's operations by geographic area is as follows:

	Fiscal year ended January 31,		
	2010	2009	2008
Net revenue:			
Americas			
U.S.	$ 527.5	$ 646.4	$ 682.0
Other Americas	126.9	135.9	121.5
Total Americas	654.4	782.3	803.5
Europe, Middle East and Africa	671.1	1,003.4	875.5
Asia Pacific			
Japan	171.1	213.2	183.1
Other Asia Pacific	217.1	316.3	309.8
Total Asia Pacific	388.2	529.5	492.9
Total net revenue	$1,713.7	$2,315.2	$2,171.9

	January 31, 2010	January 31, 2009
Long-lived assets(1):		
Americas		
U.S.	$611.3	$463.1
Other Americas	78.9	283.6
Total Americas	690.2	746.7
Europe, Middle East and Africa		
Switzerland	49.3	55.5
Other Europe, Middle East and Africa	56.9	52.2
Total Europe, Middle East and Africa	106.2	107.7
Asia Pacific	43.7	45.0
Total long-lived assets	$840.1	$899.4

(1) Long-lived assets exclude investments in subsidiaries, deferred tax assets and marketable securities.

Note 14. Business Combinations

The results of operations of the following acquisitions are included in the accompanying Consolidated Statements of Operations since the acquisition dates, and the related assets and liabilities were recorded based upon their relative fair values at their respective acquisition dates. Pro forma financial information has not been presented as their historical operations were not material to Autodesk's Consolidated Financial Statements either individually or in the aggregate.

Fiscal 2010 Acquisitions

PlanPlatform

In November 2009, Autodesk acquired all of the outstanding shares of PlanPlatform Ltd. ("PlanPlatform"), based in Tel Aviv, Israel. PlanPlatform was engaged in the business of designing and developing a web collaboration tool for AutoCAD. The acquisition of PlanPlatform further expanded Autodesk's expertise in emerging technologies and remote application delivery and provided a design team with knowledge of web-based design applications. Autodesk incorporated PlanPlatform into its PSEB segment.

Management's allocation of the purchase price consideration, based on a valuation of the acquired assets and liabilities, was as follows:

PlanPlatform:	
In-process research and development	$ 1.3
Goodwill	14.1
Net tangible assets	2.6
	$18.0

In-process research and development represents incomplete research and development projects that had not reached technological feasibility. Total in-process research and development related to PlanPlatform of $1.3 million was capitalized and will be held as an indefinite lived asset and tested at least annually for impairment until such time that technological feasibility is achieved.

The $14.1 million of goodwill, which represents the excess of the purchase price over the fair value of the acquired net tangible and intangible assets, is deductible for tax purposes.

Fiscal 2009 Acquisitions

Moldflow

In June 2008, Autodesk acquired Moldflow Corporation ("Moldflow"), based in Framingham, Massachusetts. Moldflow software solutions are used for the design and engineering of injection-molded plastic parts. The acquisition of Moldflow added simulation and optimization capabilities to Autodesk's digital prototyping solution portfolio. Autodesk acquired Moldflow for $22.00 per share, or approximately $183.5 million cash, net of cash acquired. The acquisition was structured as a cash tender offer for all the outstanding shares of Moldflow common stock. Autodesk incorporated Moldflow into Autodesk's MFG segment.

Management's allocation of the purchase price consideration, based on a valuation of the acquired assets and liabilities, was as follows:

Developed technologies (6 year useful life)	$ 33.1
Customer relationships (6 year useful life)	32.6
Trade name (6 year useful life)	6.9
In-process research and development	16.2
Goodwill	125.7
Deferred revenue	(3.0)
Restructuring reserve	(2.9)
Deferred tax assets	7.0
Deferred tax liabilities	(30.7)
Net tangible assets	94.3
	$279.2

In-process research and development represents incomplete research and development projects that had not reached technological feasibility and had no alternative future use as of the acquisition date. Total in-process research and development related to Moldflow of $16.2 million was expensed to research and development during fiscal 2009 on the Consolidated Statement of Operations.

Customer relationships represent the underlying relationships and agreements with Moldflow's existing customers. Trade name represents the estimated fair value of Moldflow's trade name and trademarks. The $125.7 million of goodwill, which represents the excess of the purchase price over the fair value of the acquired net tangible and intangible assets, is not deductible for tax purposes. Deferred revenue represents the estimated fair value of the support and maintenance obligations assumed from Moldflow in connection with this acquisition. As of January 31, 2010, these support and maintenance obligations have been fulfilled. Autodesk management approved a restructuring plan directly resulting from the Moldflow acquisition and involving the elimination of employees and consolidation of facilities ("Moldflow Restructuring Plan"). The total restructuring reserve established for this plan was reflected as an allocation item in the total purchase price consideration of the acquisition. The Moldflow Restructuring Plan was established in accordance with Emerging Issues Task Force Issue No. 95-3, "*Recognition of Liabilities in Connection with a Purchase Business Combination*" ("EITF 95-3"). The total estimated cost of the Moldflow Restructuring Plan was $2.9 million for severance, outplacement and facilities consolidation costs.

Softimage

In November 2008, Autodesk acquired Softimage, based in Montreal, Canada. The Softimage acquisition provided technology for the film, television and games markets. Autodesk acquired Softimage for approximately $35.1 million cash. Autodesk incorporated Softimage into Autodesk's M&E segment.

Developed technologies (3 year useful life)	$ 4.0
Customer relationships (5 year useful life)	4.8
Trade name (4 year useful life)	1.0
In-process research and development	5.0
Goodwill	—
Net tangible assets	(0.7)
	$14.1

In-process research and development represents incomplete research and development projects that had not reached technological feasibility and had no alternative future use as of the acquisition date. Total in-process research and development related to Softimage of $5.0 million was expensed to research and development during fiscal 2009 on the Consolidated Statement of Operations.

Customer relationships represent the underlying relationships and agreements with Softimage's existing customers. Trade name represents the estimated fair value of Softimage's trade name and trademarks. The $21.0 million of goodwill associated with the acquisition of substantially all the assets of Softimage was written off in the first quarter of fiscal 2010. See Note 1, "Business and Summary of Significant Accounting Policies" for further discussion of this impairment.

ALGOR

In January 2009, Autodesk acquired ALGOR, Inc. ("ALGOR"), based in Pittsburgh, Pennsylvania. The ALGOR acquisition provided analysis and simulation tools that help mechanical engineers make products at a lower cost. The acquisition is expected to strengthen the Autodesk solution for digital prototyping with new advanced simulation functionality, including multiphysics, mechanical event simulation and fluid flow. Autodesk acquired ALGOR for approximately $30.4 million cash, net of cash acquired. Autodesk incorporated ALGOR into Autodesk's MFG segment.

Developed technologies (5 year useful life)	$ 6.5
Customer relationships (7 year useful life)	7.3
Trade name (7 year useful life)	1.1
In-process research and development	3.9
Goodwill	16.6
Deferred revenue	(1.3)
Deferred tax assets	1.3
Deferred tax liabilities	(3.9)
Net tangible assets	3.2
	$34.7

In-process research and development represents incomplete research and development projects that had not reached technological feasibility and had no alternative future use as of the acquisition date. Total in-process research and development related to ALGOR of $3.9 million was expensed to research and development during fiscal 2009 on the Consolidated Statement of Operations.

Customer relationships represent the underlying relationships and agreements with ALGOR's existing customers. Trade name represents the estimated fair value of ALGOR's trade name and trademarks. The $16.6 million of goodwill, which represents the excess of the purchase price over the fair value of the acquired net tangible and intangible assets, is not deductible for tax purposes. Deferred revenue represents the estimated fair value of the support and maintenance obligations assumed from ALGOR in connection with this acquisition. As of January 31, 2010, these support and maintenance obligations have been fulfilled.

Other Fiscal 2009 Acquisitions

In addition, during the fiscal year ended January 31, 2009, Autodesk completed seven other acquisitions, including companies that designed, developed, manufactured and marketed artificial intelligence middleware, image-based creation software, building information modeling software, sustainable building design software, intelligent urban modeling software and database oriented electrical computer-aided design software for approximately $115.4 million, net of cash acquired. Management's preliminary allocation of the purchase price consideration, based on a valuation of the acquired assets and liabilities, is as follows:

Developed technologies (2.5 – 7 year useful life)	$ 23.4
Customer relationships (5 – 7 year useful life)	15.0
Trade name (6 – 7 year useful life)	2.3
In-process research and development	1.8
Goodwill	71.4
Net tangible assets	3.8
	$117.7

In-process research and development represents incomplete research and development projects that had not reached technological feasibility and had no alternative future use as of the acquisition date. The total in-process research and development amount was recorded during fiscal 2009 in research and development on the Consolidated Statement of Operations.

2010 Annual Report

Note 15. Retirement Benefit Plans

Pretax Savings Plan

Autodesk has a 401(k) plan that covers nearly all U.S. employees. Eligible employees may contribute up to 50% of their pretax salary, subject to limitations mandated by the Internal Revenue Service. Autodesk makes voluntary cash contributions and matches a portion of employee contributions in cash. Autodesk's contributions were $7.1 million in fiscal 2010, $7.8 million in fiscal 2009 and $8.6 million in fiscal 2008. Autodesk does not allow participants to invest in Autodesk common stock through the 401(k) plan.

Other Plans

Autodesk provides certain defined benefit pension plans to employees primarily located in countries outside of the U.S. The Company deposits funds for certain of these plans, consistent with the requirements of local law, with insurance companies or third-party trustees, and accrue for the unfunded portion of the obligation, where material. The assumptions used in calculating the obligation for these plans depend on the local economic environment. The net liability related to the funded status of the plans was approximately $12.5 million and $8.3 million as of January 31, 2010 and 2009, respectively. The projected benefit obligation was $36.2 million and $29.1 million as of January 31, 2010 and 2009, respectively. The related fair value of plan assets was $23.7

million and $20.8 million as of January 31, 2010 and 2009, respectively. Our practice is to fund the pension plans in amounts at least sufficient to meet the minimum requirements of local laws and regulations. The assets of the plans are primarily invested in high quality fixed income investments. Our contributions were approximately $3.4 million, $3.2 million and $3.0 million in fiscal 2010, 2009 and 2008, respectively. Our estimated future benefit payments are an aggregate $10.9 million for fiscal 2011 through fiscal 2015 and an aggregate of $10.4 million for fiscal 2016 through fiscal 2020. Autodesk recorded $5.9 million of unrealized changes in the unfunded portion of Autodesk's defined benefit plans in fiscal 2010. The unrealized changes in the unfunded portion of Autodesk's defined benefit plans were not recorded in years prior to fiscal 2010 because the amounts were immaterial.

Autodesk also provides defined contribution plans in certain foreign countries where required by statute. Autodesk's funding policy for foreign defined contribution plans is consistent with the local requirements in each country. Autodesk's contributions to these plans were $8.2 million in fiscal 2010, $12.0 million in fiscal 2009 and $8.2 million in fiscal 2008.

In addition, Autodesk offers a non-qualified deferred compensation plan to certain key employees whereby they may defer a portion (or all) of their annual compensation until retirement or a different date specified by the employee in accordance with terms of the plan. See Note 6, "Deferred Compensation," for further discussion.

Note 16. Restructuring Reserves

In the fourth quarter of fiscal 2009, Autodesk initiated a restructuring program in order to reduce operating costs. This program reduced the number of employees by approximately 700 globally and resulted in the consolidation of approximately 27 leased facilities ("Fiscal 2009 Plan").

During the second quarter of fiscal 2010, Autodesk initiated an additional restructuring program in order to reduce its operating expenses. This plan resulted in a staff reduction of approximately 430 positions globally and resulted in the consolidation of approximately 32 leased facilities around the world ("Fiscal 2010 Plan").

In connection with these restructuring plans, Autodesk recorded restructuring and impairment charges of $48.2 million and $40.2 million during the fiscal years ended January 31, 2010 and 2009, respectively. Of these amounts, $24.3 million and $36.7 million were recorded for one-time termination benefits and other costs during fiscal 2010 and 2009, respectively, and $23.9 million and $3.5 million were recorded for facilities-related costs during fiscal 2010 and 2009, respectively. The one-time termination benefits have substantially been paid as of January 31, 2010. Autodesk expects to pay the facility related liabilities through fiscal 2018.

The following table sets forth the restructuring activities for the fiscal years ended January 31, 2010 and 2009.

	Balance at January 31, 2009	Additions	Payments	Adjustments(1)	Balance at January 31, 2010
Fiscal 2010 Plan					
Employee termination costs	$—	$20.0	$(18.2)	$(1.0)	$ 0.8
Lease termination and asset costs	—	9.9	(3.4)	(0.4)	6.1
Fiscal 2009 Plan					
Employee termination costs	35.4	5.8	(37.8)	(2.4)	1.0
Lease termination and asset costs	2.8	12.2	(6.7)	(0.1)	8.2
Other					
Employee termination costs	0.9	0.3	(0.4)	(0.4)	0.4
Lease termination costs	4.8	0.7	(1.8)	(0.8)	2.9
Total	$43.9	$48.9	$(68.3)	$(5.1)	$19.4
Current portion(2)	$38.4				$11.4
Non-current portion(2)	5.5				8.0
Total	$43.9				$19.4

	Balance at January 31, 2008	Additions	Charges Utilized	Adjustments(1)	Balance at January 31, 2009
Fiscal 2009 Plan					
Employee termination costs	$—	$36.7	$ (1.3)	$—	$35.4
Lease termination and asset costs	—	2.8	—	—	2.8
Other					
Employee termination costs	0.8	1.6	(1.5)	—	0.9
Lease termination costs	4.8	1.9	(1.9)	—	4.8
Total	$ 5.6	$43.0	$ (4.7)	$—	$43.9
Current portion(2)	$ 1.7				$38.4
Non-current portion(2)	3.9				5.5
Total	$ 5.6				$43.9

(1) Adjustments include the impact of foreign currency translation.

(2) The current and non-current portions of the reserve are recorded in the Consolidated Balance Sheets under "Other accrued liabilities" and "Other liabilities," respectively.

Note 17. Selected Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for fiscal 2010 and 2009 is as follows:

2010	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year
Net revenue	$425.8	$414.9	$416.9	$ 456.1	$1,713.7
Gross profit	373.5	364.8	371.9	411.7	1,521.9
Income (loss) before income taxes	(19.4)	13.4	32.0	58.7	84.7
Net income (loss)	(32.1)	10.5	29.5	50.1	58.0
Basic net income (loss) per share	$ (0.14)	$ 0.05	$ 0.13	$ 0.22	$ 0.25
Diluted net income (loss) per share	$ (0.14)	$ 0.05	$ 0.13	$ 0.21	$ 0.25

2009	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year
Net revenue	$598.8	$619.5	$607.1	$ 489.8	$2,315.2
Gross profit	540.8	559.8	554.2	441.3	2,096.1
Income (loss) before income taxes	126.8	125.1	136.2	(135.6)	252.5
Net income (loss)	94.6	89.8	104.5	(105.3)	183.6
Basic net income (loss) per share	$ 0.42	$ 0.40	$ 0.46	$ (0.47)	$ 0.81
Diluted net income (loss) per share	$ 0.41	$ 0.39	$ 0.45	$ (0.47)	$ 0.80

The first, second, third and fourth quarters of fiscal 2010 include stock-based compensation expense of $23.0 million, $21.4 million, $30.3 million and $18.9 million, respectively. Results for the first quarter of fiscal 2010 include a $21.0 million charge for goodwill impairment. The first, second, third and fourth quarters of fiscal 2010 include restructuring charges of $16.5 million, $26.4 million, $4.9 million and $0.4 million, respectively. Results for the first, second, third and fourth quarters of fiscal 2010 include amortization of acquisition-related intangibles of $14.7 million, $15.0 million, $15.1 million and $13.6 million, respectively. Autodesk also recognized a discrete non-cash tax charge of $21.0 million during the first quarter of fiscal 2010 related to a change in expected future tax rates and the establishment of a valuation allowance against California deferred tax assets.

Results for the fourth quarter of fiscal 2009 include a $128.9 million charge for goodwill and intangibles impairment, and a $40.2 million charge for restructuring. Results for the first, second, third and fourth quarters of fiscal 2009 include amortization of acquisition-related intangibles of $6.5 million, $28.5 million, $14.8 million and $23.7 million, respectively. Autodesk also recognized income tax benefits of $6.1 million during the fourth quarter of fiscal 2009 from closure of income tax audits and other decreases in FIN 48 reserves.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Autodesk, Inc.

We have audited the accompanying consolidated balance sheets of Autodesk, Inc. as of January 31, 2010 and 2009, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended January 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autodesk, Inc. at January 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Autodesk, Inc.'s internal control over financial reporting as of January 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
March 19, 2010

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Autodesk, Inc.

We have audited Autodesk, Inc.'s internal control over financial reporting as of January 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Autodesk, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Autodesk, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Autodesk, Inc. as of January 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2010 of Autodesk, Inc. and our report dated March 19, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
March 19, 2010

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) is accumulated and communicated to Autodesk's management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the quarter ended January 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of January 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework.* Our management has concluded that, as of January 31, 2010, our internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our independent registered public accounting firm, Ernst & Young, LLP, has issued an audit report on our internal control over financial reporting, which is included in Item 8 herein.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will necessarily prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Autodesk have been detected.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III is omitted from this Report because the Registrant will file a definitive proxy statement pursuant to Regulation 14A for Registrant's Annual Meeting of Stockholders, not later than 120 days after the end of the fiscal year covered by this Report (the "Proxy Statement") and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement that specifically address the items set forth herein are incorporated by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated herein by reference to the sections entitled "Proposal One—Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance" in our Proxy Statement.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following sets forth certain information as of March 19, 2010 regarding our executive officers.

Name	Age	Position
Carl Bass	52	Chief Executive Officer, President
Mark J. Hawkins	50	Executive Vice President, Chief Financial Officer
George M. Bado	55	Executive Vice President, Sales and Services
Jan Becker	57	Senior Vice President, Human Resources and Corporate Real Estate
Jay Bhatt	41	Senior Vice President, Architecture, Engineering and Construction
Chris Bradshaw	47	Senior Vice President, Chief Marketing Officer
Moonhie Chin	52	Senior Vice President, Strategic Planning and Operations
Pascal W. Di Fronzo	45	Senior Vice President, General Counsel and Secretary
Amar Hanspal	46	Senior Vice President, Platform Solutions and Emerging Business
Robert Kross	56	Senior Vice President, Manufacturing
Marc Petit	45	Senior Vice President, Media and Entertainment

Carl Bass joined Autodesk in September 1993 and serves as Chief Executive Officer and President. Mr. Bass was named Chief Executive Officer in May 2006. Mr. Bass served as Interim Chief Financial Officer from August 2008 to April 2009. From June 2004 to April 2006, Mr. Bass served as Chief Operating Officer. From February 2002 to June 2004, Mr. Bass served as Senior Executive Vice President, Design Solutions Group. From August 2001 to February 2002, Mr. Bass served as Executive Vice President, Emerging Business and Chief Strategy Officer. From June 1999 to July 2001, he served as President and Chief Executive Officer of Buzzsaw.com, Inc., a spin-off from Autodesk. He has also held other executive positions within Autodesk. Mr. Bass is also a director of McAfee, Inc.

Mark J. Hawkins joined Autodesk in April 2009 and serves as Executive Vice President and Chief Financial Officer. Prior to joining Autodesk, Mr. Hawkins was Chief Financial Officer and Senior Vice President of Finance and Information Technology at Logitech International S.A. from April 2006 to April 2009. Previously he was with Dell Inc. for six years, most recently serving as Vice President of Finance for worldwide procurement and logistics. Prior to joining Dell, Mr. Hawkins was employed by Hewlett-Packard Company for 18 years in finance and business-management roles.

George M. Bado joined Autodesk in October 2002 and serves as Executive Vice President, Sales and Services. From October 2004 to March 2007, Mr. Bado served as Senior Vice President, DSG Worldwide Sales and Consulting. From October 2002 to October 2004, Mr. Bado served as Vice President, DSG Worldwide Sales. Prior to joining Autodesk, Mr. Bado served as a consultant to the Board of Directors of ChipData, Inc., a venture backed start up involved in electronic design verification, from May 2002 to October 2002. Prior to that, Mr. Bado was Executive Vice President, Sales and Consulting for Innoveda, Inc., an electronic design automation software company, from July 2001 to April 2002 (Innoveda, Inc. was acquired by Mentor Graphics Corporation in April 2002) and from March 2000 to June 2001, was Executive Vice President, Operations for Centric Software, Inc., a product lifecycle management solutions company.

Jan Becker joined Autodesk in September 1992 and has served as Senior Vice President, Human Resources and Corporate Real Estate since June 2000. Ms. Becker previously served in other capacities in the Human Resources Department at Autodesk.

Jay Bhatt joined Autodesk in August 2001 and serves as Senior Vice President, Architecture, Engineering and Construction. From August 2001 to February 2004, Mr. Bhatt served as Vice President, Corporate Development and Strategic Planning. From March 2000 to July 2001, he served as Chief Financial Officer and senior vice president of Business Development of Buzzsaw.com, Inc., a spin-off of Autodesk. Prior to that, Mr. Bhatt worked as an investment banker and as a transactional attorney.

Chris Bradshaw joined Autodesk in September 1991 and has served as Senior Vice President, Chief Marketing Officer since September 2007. Prior to this, Mr. Bradshaw served as Senior Vice President, Worldwide Marketing from March 2007 to September 2007, as Vice President of Worldwide Marketing from January 2007 to March 2007, as Vice President of Autodesk's Infrastructure Solutions Division (ISD) from February 2003 to January 2007, and from August 2001 to January 2003, he was Vice President of Autodesk Building Collaboration Services. He served as senior vice president of sales and marketing for Buzzsaw.com, Inc., a spin-off of Autodesk, from September 1999 to August 2001 and as sales development director for Autodesk's AEC (Architecture, Engineering and Construction) products in the Asia Pacific region from July 1997 to August 1999. He has also held other executive and non-executive positions at Autodesk.

Moonhie Chin joined Autodesk in February 1989 and has served as Senior Vice President, Strategic Planning and Operations since March 2007. From January 2003 to March 2007, she served as Vice President, Strategic Planning and Operations, and served as Vice President of Business Operations for Location Services from September 2000 to January 2003, and as Vice President of Business Administration from June 1999 to September 2000. She has also held other non-executive positions at Autodesk.

Pascal W. Di Fronzo joined Autodesk in June 1998 and has served as Senior Vice President, General Counsel and Secretary since March 2007. From March 2006 to March 2007 Mr. Di Fronzo served as Vice President, General Counsel and Secretary and served as Vice President, Assistant General Counsel and Assistant Secretary from March 2005 through 2006. Previously, Mr. Di Fronzo served in other business and legal capacities in the Legal Department. Prior to joining Autodesk, he advised high technology and emerging growth companies on business and intellectual property transactions and litigation while in private practice.

Amar Hanspal joined Autodesk in June 1987 and serves as Senior Vice President, Platform Solutions and Emerging Business. From January 2003 to January 2007, Mr. Hanspal served as Vice President of Autodesk Collaboration Solutions. He served as Vice President of Marketing of RedSpark, Inc., a spin-off of Autodesk focused on building a collaborative product development system for the discrete manufacturing industry, from April 2000 to December 2001. He has also held other executive and non-executive positions at Autodesk.

Robert Kross has served as Senior Vice President, Manufacturing since March 2007. Since joining Autodesk in November 1993, Mr. Kross has served as Vice President of the Manufacturing Division from December 2002 to March 2007 and a director in the Manufacturing Division from February 1998 to December 2002. Prior to that, he was President and co-founder of Woodbourne Inc., a provider of parametric design tools that was acquired by Autodesk in 1993.

Marc Petit joined Autodesk in October 2002 and serves as Senior Vice President, Media and Entertainment. He served as Vice President of Product Development and Operations for the Media and Entertainment Division from October 2002 to March 2007. Prior to joining Autodesk, Mr. Petit was Vice President of Operations for Aptilon Health, an online interactive marketing company.

There is no family relationship among any of our directors or executive officers.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the section entitled "Executive Compensation," in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management," and "Executive Compensation—Equity Compensation Plan Information" in our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the section entitled "Certain Relationships and Related Party Transactions" and "Corporate Governance—Independence of the Board of Directors" in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the sections entitled "Proposal Two—Principal Accounting Fees and Services," and "Proposal Two—Pre-Approval of Audit and Non-Audit Services" in our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

1. *Financial Statements*: The information concerning Autodesk's financial statements, and Report of Ernst & Young LLP, Independent Registered Public Accounting Firm required by this Item is incorporated by reference herein to the section of this Report in Item 8, entitled "Financial Statements and Supplementary Data."

2. *Financial Statement Schedule*: The following financial statement schedule of Autodesk, Inc., for the fiscal years ended January 31, 2010, 2009 and 2008, is filed as part of this Report and should be read in conjunction with the Consolidated Financial Statements of Autodesk, Inc.

Schedule II Valuation and Qualifying Accounts

Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits*: See Item 15(b) below. We have filed, or incorporated into this Report by reference, the exhibits listed on the accompanying Index to Exhibits immediately following the signature page of this Form 10-K.

(b) Exhibits:

We have filed, or incorporated into the Report by reference, the exhibits listed on the accompanying Index to Exhibits immediately following the signature page of this Form 10-K.

(c) Financial Statement Schedules: See Item 15(a), above.

ITEM 15(A)(2) FINANCIAL STATEMENT SCHEDULE II

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses or Revenues	Deductions and Write-Offs	Balance at End of Year
		(in millions)		
Fiscal year ended January 31, 2010				
Allowance for doubtful accounts	$ 8.6	$ 1.7	$ 5.7	$ 4.6
Product returns reserves	12.5	42.9	43.6	11.8
Restructuring	43.9	48.9	73.4	19.4
Fiscal year ended January 31, 2009				
Allowance for doubtful accounts	$ 7.8	$ 5.1	$ 4.3	$ 8.6
Product returns reserves	14.3	53.1	54.9	12.5
Restructuring	5.6	43.0	4.7	43.9
Fiscal year ended January 31, 2008				
Allowance for doubtful accounts	$ 9.9	$ (0.6)	$ 1.5	$ 7.8
Product returns reserves	18.2	43.3	47.2	14.3
Restructuring	6.0	1.3	1.7	5.6

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTODESK, INC.

By: /s/ CARL BASS

Carl Bass
Chief Executive Officer and President

Dated: March 19, 2010

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Carl Bass and Mark J. Hawkins each as his or her attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities as of March 19, 2010.

Signature	Title
/s/ CARL BASS **Carl Bass**	Chief Executive Officer and President (Principal Executive Officer)
/s/ MARK J. HAWKINS **Mark J. Hawkins**	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ CRAWFORD W. BEVERIDGE **Crawford W. Beveridge**	Director (Non-executive Chairman of the Board)
/s/ J. HALLAM DAWSON **J. Hallam Dawson**	Director
/s/ PER-KRISTIAN HALVORSEN **Per-Kristian Halvorsen**	Director
Sean M. Maloney	Director
/s/ ELIZABETH NELSON **Elizabeth Nelson**	Director
/s/ CHARLES ROBEL **Charles Robel**	Director
/s/ STEVEN M. WEST **Steven M. West**	Director

Index to Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of May 1, 2008, by and among Autodesk, Inc., Switch Acquisition Corporation and Moldflow Corporation (*incorporated by reference to Exhibit 2.1 filed with the Registrant's Current Report on Form 8-K filed on May 2, 2008*)
3.1	Amended and Restated Certificate of Incorporation of Registrant (*incorporated by reference to Exhibit 3.1 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2006*)
3.2	Amended and Restated Bylaws of Registrant (*incorporated by reference to Exhibit 3.1 filed with the Registrant's Current Report on Form 8-K filed on June 16, 2009*)
10.1*	Registrant's 1996 Stock Plan (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2005*)
10.2*	Registrant's 1996 Stock Plan Forms of Agreement (*incorporated by reference to Exhibit 10.5 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005*)
10.3*	Registrant's 1998 Employee Qualified Stock Purchase Plan, as amended on September 17, 2009 (*filed herewith*)
10.4*	Registrant's 1998 Employee Qualified Stock Purchase Plan Forms of Agreement (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005*)
10.5*	Registrant's 1998 Employee Qualified Stock Purchase Plan Form of Agreement (non-U.S. Employees) (*incorporated by reference to Exhibit 10.5 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2009*)
10.6*	Registrant's 2000 Directors' Option Plan, as amended (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K filed on June 18, 2008*)
10.7*	Registrant's 2000 Directors' Option Plan Forms of Agreements (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2008*)
10.8*	Registrant's 2006 Employee Stock Plan (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K filed on November 15, 2005*)
10.9*	Registrant's 2006 Employee Stock Plan Forms of Agreement (*incorporated by reference to Exhibit 10.8 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2006 and Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on June 20, 2007*)
10.10*	Registrant's 2008 Employee Stock Plan (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on November 13, 2007*)
10.11*	Registrant's 2008 Employee Stock Plan Forms of Agreement (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2008*)
10.12*	Registrant's 2008 Employee Stock Plan Form of Agreement (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on February 6, 2009*)
10.13*	Registrant's 2008 Employee Stock Plan Forms of Restricted Stock Unit Agreements (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K filed on June 18, 2008*)
10.14*	Registrant's 2008 Employee Stock Plan Forms of Agreement (non-U.S. Employees) (*incorporated by reference to Exhibit 10.14 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2009*)

Exhibit No.	Description
10.15*	Text of amendment to certain stock option agreements (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on September 22, 2006*)
10.16*	Amendments to certain stock option agreements (*incorporated by reference to Exhibit 10.16 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2009*)
10.17*	Registrant's 2010 Outside Directors' Stock Plan (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on June 16, 2009*)
10.18*	Form of Promise to Make Cash Payment and Option Amendment (U.S. Employees) (*incorporated by reference to Exhibit 99.1 filed with the Registrant's Current Report on Form 8-K filed on July 27, 2007*)
10.19*	Form of Promise to Make Cash Payment and Option Amendment (Canadian Employees) (*incorporated by reference to Exhibit 99.2 filed with the Registrant's Current Report on Form 8-K filed on July 27, 2007*)
10.20*	Executive Incentive Plan (*incorporated by reference to Exhibit 10.13 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2006*)
10.21*	Registrant's 2005 Non-Qualified Deferred Compensation Plan, as amended and restated, effective as of January 1, 2008, as further amended and restated, effective as of December 31, 2008, as further amended and restated, effective as of January 1, 2010 *(incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2009)*
10.22*	Executive officers' target awards and payout formulas for fiscal year 2010 under the Registrant's Autodesk Incentive Plan (*incorporated by reference to Item 5.02 of the Registrant's Current Report on Form 8-K filed on May 1, 2009*)
10.23*	Executive Change in Control Program, as amended and restated (*incorporated by reference to Exhibit 10.22 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2009*)
10.24*	Description of annual cash compensation paid to non-employee directors (*incorporated by reference to Item 1.01 of the Registrant's Current Report on Form 8-K filed on June 14, 2006 and Item 5.02 of the Registrant's Current Report on Form 8-K filed on March 18, 2009*)
10.25*	Form of Indemnification Agreement executed by Autodesk and each of its officers and directors (*incorporated by reference to Exhibit 10.8 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005*)
10.26*	Amended and Restated Employment Agreement between Registrant and Carl Bass dated December 12, 2008 (*incorporated by reference to Exhibit 10.26 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2009*)
10.27*	Registrant's Equity Incentive Deferral Plan as amended and restated effective as of June 12, 2008 (*incorporated by reference to Exhibit 10.4 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2008*)
10.28*	Autodesk Incentive Plan Fiscal Year 2010 (*incorporated by reference to Exhibit 10.3 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2009*)
10.29	Office Lease between Registrant and the J.H.S. Trust for 111 McInnis Parkway, San Rafael, CA, as amended (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2004*)
10.30	Fourth Amendment to Lease between Registrant and the J.H.S. Holdings L.P. for 111 McInnis Parkway, San Rafael, CA (*filed herewith*)
10.31	Credit Agreement between Registrant and CITIBANK, N.A. dated as of August 30, 2005 (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on August 23, 2007*)
21.1	List of Subsidiaries *(filed herewith)*

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP) *(filed herewith)*
24.1	Power of Attorney (contained in the signature page to this Annual Report)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 *(filed herewith)*
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 *(filed herewith)*
32.1†	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *(filed herewith)*
101.INS ††	XBRL Instance Document
101.SCH ††	XBRL Taxonomy Extension Schema
101.CAL ††	XBRL Taxonomy Extension Calculation Linkbase
101.DEF ††	XBRL Taxonomy Extension Definition Linkbase
101.LAB ††	XBRL Taxonomy Extension Label Linkbase
101.PRE ††	XBRL Taxonomy Extension Presentation Linkbase

* Denotes a management contract or compensatory plan or arrangement.

† The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Autodesk, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

†† The financial information contained in these XBRL documents is unaudited and is furnished, not filed with the Securities and Exchange Commission.

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Board of Directors

Carl Bass
Chief Executive Officer and President,
Autodesk, Inc.

Crawford W. Beveridge
Independent Consultant, and non-Executive
Chairman of the Board,
Autodesk, Inc.

J. Hallam Dawson
Chairman of the Board,
IDI Associates

Per-Kristian Halvorsen
Chief Innovation Officer and
Senior Vice President, Intuit, Inc.

Sean M. Maloney
Executive Vice President,
Intel Corporation

Mary T. McDowell
Executive Vice President,
Chief Development Officer,
Nokia Corporation

Elizabeth A. Nelson*
Independent Consultant

Charles J. Robel
Chairman of the Board,
McAfee, Inc.

Steven M. West
Founder and Partner, Emerging
Company Partners, LLC

Company Executive Officers

Carl Bass
Chief Executive Officer and President

George M. Bado
Executive Vice President,
Sales and Services

Jan Becker
Senior Vice President, Human
Resources and Corporate Real Estate

Jay Bhatt
Senior Vice President, Architecture,
Engineering and Construction

Chris Bradshaw
Senior Vice President,
Chief Marketing Officer

Moonhie Chin
Senior Vice President, Strategic
Planning and Operations

Pascal W. Di Fronzo
Senior Vice President, General
Counsel and Secretary

Amar Hanspal
Senior Vice President, Platform
Solutions and Emerging Business

Mark J. Hawkins
Executive Vice President,
Chief Financial Officer

Robert "Buzz" Kross
Senior Vice President,
Manufacturing

Marc Petit
Senior Vice President,
Media & Entertainment

Corporate Headquarters
Autodesk, Inc.
111 McInnis Parkway
San Rafael, California 94903
USA

Asia Pacific Headquarters
Autodesk Asia Pte Ltd.
3 Fusionopolis Way
#10-21 Symbiosis
Singapore 138633
Singapore

European Headquarters
Autodesk Development Sàrl
Rue du Puits-Godet 6
Case Postale 35
2002 Neuchâtel
Switzerland

Legal Counsel

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
USA

Transfer Agent

Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021
USA

Independent Registered Public Accounting Firm

Ernst & Young LLP
303 Almaden Boulevard
San Jose, CA 95110
USA

* Ms. Nelson has informed the Board of Directors that she will not seek re-election to the Board of Directors at the 2010 Annual Meeting of Stockholders.

Notice of Annual Meeting

Held at Autodesk, Inc.'s San Francisco office at The Landmark at One Market Street, 2nd Floor, San Francisco, California 94105, USA, June 10, 2010, 3:00 p.m. Pacific time.

Investor Relations

For more information, including copies of this annual report free of charge, write to us at: Investor Relations Autodesk, Inc., 111 McInnis Parkway, San Rafael, CA 94903, USA; Phone us at 415-507-6705; or email us at investor.relations@autodesk.com; or visit our website at: www.autodesk.com.



Autodesk® Autodesk, Inc., 111 McInnis Parkway, San Rafael, CA 94903